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©His Majesty the King in Right of Canada (2023)

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Deputy Prime Minister’s Foreword

Canada has made a remarkable recovery from the COVID recession.

The strongest economic growth in the G7 over the last year. 830,000 more Canadians employed than before the pandemic. Near-record low unemployment. A record 85.7 per cent labour force participation rate for Canadian women in their prime working years, supported by our Canada-wide system of affordable early learning and child care. Inflation has fallen for eight months in a row, and the Bank of Canada predicts that it will fall to just 2.6 per cent by the end of the year.

With these strong economic fundamentals, Budget 2023 comes at an important moment for our country—and at an important moment for the world.

In the near-term, we must contend with a slowing global economy, elevated interest rates around the world, and inflation that is still too high.

In the months and years to come, we must seize the remarkable opportunities for Canada that are presented by two fundamental shifts in the global economy: the race to build the clean economies of the 21st century, and our allies’ accelerating efforts to friendshore their economies by building their critical supply chains through democracies like our own.

Budget 2023 is a direct response to these essential challenges, and it delivers:

1.	New, targeted inflation relief for the Canadians who need it most.
2.	Stronger public health care, including dental care for millions of Canadians.
3.	Significant investments to build Canada’s clean economy, create good middle class careers, and help usher in a new era of economic prosperity for Canadians.
4.	A responsible fiscal plan that will see Canada maintain the lowest deficit and the lowest net debt-to-GDP ratio in the G7.

I am proud to introduce Budget 2023: our plan to build a stronger, more sustainable, and more secure Canadian economy—for everyone.

We have the remarkable good fortune to live in the greatest country in the world.

Canada is filled with people who can do big things, and I have never been more optimistic about the future of our country than I am today.

At a challenging time in a challenging world, there is no better place to be than Canada.

The Honourable Chrystia Freeland, P.C., M.P.
Deputy Prime Minister and Minister of Finance

Foreword  v

Table of Contents

Deputy Prime Minister’s Foreword	v

Economic Overview	3

1. Recent Economic Developments	5

Canada’s Recovery Has Created the Strongest Job Market in Decades	5

Inflation Is Coming Down but Remains a Challenge for Canadians	8

The Canadian Economy Has Been Resilient, but Canadian and Global Growth Is Slowing	10

2. Canadian Economic Outlook	12

Private Sector Economists Expect a Shallow Recession	12

Budget 2023 Economic Scenario Analysis	14

3. Canada’s Place in a Changing Global Economy	16

Moving to Net-Zero	16

Reducing Supply Chain Vulnerabilities	17

Transforming Challenges into Opportunities	18

4. Investing Responsibly in Canada’s Future	19

A Responsible Fiscal Plan in Challenging Times	22

International Comparisons	24

Preserving Canada’s Fiscal Advantage: Maintaining our Fiscal Anchor	25

Chapter 1: Making Life More Affordable and Supporting the Middle Class	29

1.1 Making Life More Affordable	32

A New Grocery Rebate for Canadians	34

Cracking Down on Junk Fees	35

Cracking Down on Predatory Lending	36

Lowering Credit Card Transaction Fees for Small Businesses	36

Supporting Your Right to Repair	37

Common Chargers for Your Devices	38

Automatic Tax Filing	38

Making Life More Affordable for Students	39

Improving Registered Education Savings Plans	40

Supporting Our Seniors	41

1.2 An Affordable Place to Call Home	42

Launching the New Tax-Free First Home Savings Account	44

A Code of Conduct to Protect Canadians With Existing Mortgages	44

Building More Affordable Housing	45

Investing in an Urban, Rural, and Northern Indigenous Housing Strategy	46

Chapter 2: Investing in Public Health Care and Affordable Dental Care	51

2.1 Investing in Public Health Care	52

Working Together to Improve Health Care for Canadians	54

Health Care Results and Accountability	56

Investing in Better Health Care Data	56

Encouraging More Doctors and Nurses to Practise in Rural and Remote Communities	57

Strengthening Retirement Saving for Personal Support Workers	57

Fighting Crime and Saving Lives: Combatting the Opioid Crisis	58

Implementing the 988 Suicide Prevention Line	60

Building the Shepody Healing Centre	60

Safeguarding Access to Abortion and Other Sexual and Reproductive Health Care Services	60

Improving Canada’s Readiness for Health Emergencies	61

2.2 Dental Care for Canadians	61

The New Canadian Dental Care Plan	62

Expanding Access to Dental Care	62

Investing in Better Dental Care Data	62

Chapter 3: Made-In-Canada Plan: Affordable Energy, Good Jobs, and a Growing Clean Economy	67

A Strong Foundation	69

A Safe, Smart, and Competitive Place to Do Business	69

The Opportunities Ahead	70

The Challenges We Face	71

A Made-In-Canada Plan: Affordable Energy, Good Jobs, and a Growing Clean Economy	73

3.1 Investing in Clean Electricity	76

An Investment Tax Credit for Clean Electricity	79

A Clean Electricity Focus for the Canada Infrastructure Bank	80

Supporting Clean Electricity Projects	81

The Atlantic Loop	81

3.2 A Growing, Clean Economy	82

An Investment Tax Credit for Clean Technology Manufacturing	83

Securing Major Battery Manufacturing in Canada	84

Delivering the Canada Growth Fund	85

An Investment Tax Credit for Clean Hydrogen	88

Growing Canada’s Biofuels Sector	89

Enhancing the Reduced Tax Rates for Zero-Emission Technology Manufacturers	90

Supporting Clean Technology Projects	90

Expanding Eligibility for the Clean Technology Investment Tax Credit	91

Getting Major Projects Done	92

Enhancing the Carbon Capture, Utilization, and Storage Investment Tax Credit	93

3.3 Investing in Canadian Workers	94

Fair Pay for Workers Who Build the Clean Economy	96

Ensuring Fairness for Canadian Workers with Federal Reciprocal Procurement	96

Doubling the Tradespeople’s Tool Deduction	97

Supporting Employee Ownership Trusts	99

Investing in Canada’s Labour Market Transfer Agreements	99

Continuing to Support Seasonal EI Claimants	99

Protecting Federally Regulated Gig Workers	100

Protecting Jobs with Timely Access to Work-Sharing Agreements	100

Continuing Support for the Student Work Placement Program	101

Prohibiting the Use of Replacement Workers	101

3.4 Reliable Transportation and Resilient Infrastructure	101

Strengthening Canada’s Trade Corridors	102

Delivering Canada’s Infrastructure Funding	104

Supporting Resilient Infrastructure Through Innovation	106

Investing in VIA Rail Trains and Services	106

Investing in the Canadian Coast Guard	106

Safe and Reliable Ferry Services in Eastern Canada	107

Redeveloping the Bonaventure Expressway and Supporting Transportation Infrastructure in Montreal	107

Delivering the Lac-Mégantic Rail Bypass Project	108

3.5 Investing in Tomorrow’s Technology	108

Review of the Scientific Research and Experimental Development Tax Incentive Program	109

Using College Research to Help Businesses Grow	111

Supporting Canadian Leadership in Space	111

Investing in Canada’s Forest Economy	112

Establishing the Dairy Innovation and Investment Fund	112

Supporting Farmers for Diversifying Away from Russian Fertilizers	113

Providing Interest Relief for Agricultural Producers	113

Maintaining Livestock Sector Exports with a Foot-and-Mouth Disease Vaccine Bank	113

Chapter 4: Advancing Reconciliation and Building a Canada That Works for Everyone	121

Key Ongoing Actions	121

Investments in Indigenous Priorities	122

4.1 Self-Determination and Prosperity for Indigenous Peoples	125

Supporting Indigenous Governance, Capacity, and Participation in Decision-Making	125

Building an Economy That Works for Indigenous Peoples	127

4.2 Investing in Indigenous Communities	129

Supporting Indigenous Health Priorities	129

Supporting Safe and Affordable Housing in Indigenous Communities	130

Implementing the National Action Plan to End the Tragedy of Missing and Murdered Indigenous Women and Girls	130

Supporting First Nations Children	131

Gottfriedson Band Class Settlement Agreement	132

4.3 Clean Air and Clean Water	132

Protecting Our Freshwater	134

Protecting Canada’s Whales	135

Cleaner and Healthier Ports	135

Protecting Species at Risk	135

Supporting Natural Disaster Resilience	136

4.4 Stronger and More Inclusive Communities	137

Supporting Our Official Languages	137

Investing in Employment Assistance Services for Official Language Minority Communities	139

Supporting the Canadian Screen Sector	140

Supporting the Growth of Canada’s Tourism Sector	140

Fighting Systemic Racism, Discrimination, and Hate	141

Supporting Black Canadian Communities	142

Supporting a More Equitable, Diverse, and Inclusive Public Service	143

Advancing Public Safety Research	143

Addressing Wrongful Convictions	144

Advancing Gender Equality in Canada	144

A Safe and Accountable Sport System	144

Helping Canadians Stay Active	145

Local Food Infrastructure Fund Top-Up	145

Making Life More Affordable for Persons With Disabilities	145

Advancing Inclusion of Canadians with Disabilities	146

Building Communities Through Arts and Heritage	148

Creating a New Leave for Pregnancy Loss	148

Improving Access to Leave Related to the Death or Disappearance of a Child	148

4.5 A Stronger Immigration System	149

Safe and Efficient Citizenship Applications	149

Supporting Travel to Canada	150

Supporting Legal Aid for Asylum Seekers	150

Chapter 5: Canada’s Leadership in the World	161

Key Ongoing Actions	162

5.1 Defending Canada	162

Defence Policy Update	163

Establishing the NATO Climate Change and Security Centre of Excellence in Montreal	164

Securing Our Economy	165

Protecting Diaspora Communities and All Canadians From Foreign Interference, Threats, and Covert Activities	165

5.2 Supporting Ukraine	166

Financial Assistance to Ukraine in 2023	168

Bolstering the Defence of Ukraine	168

Humanitarian, Development, and Security and Stabilization Assistance for Ukraine	169

A Safe Haven for Ukrainians	169

Indefinite Withdrawal of Most-Favoured-Nation Status From Russia and Belarus	169

5.3 Standing Up for Canadian Values	170

Supporting the Economic Growth of Developing Countries	170

Eradicating Forced Labour from Canadian Supply Chains	171

5.4 Combatting Financial Crime	171

Combatting Money Laundering and Terrorist Financing	172

Strengthening Efforts Against Money Laundering and Terrorist Financing	173

Implementing a Publicly Accessible Federal Beneficial Ownership Registry	173

Modernizing Financial Sector Oversight to Address Emerging Risks	174

Canada Financial Crimes Agency	175

Protecting Canadians from the Risks of Crypto-Assets	175

Chapter 6: Effective Government and a Fair Tax System	181

Key Ongoing Actions	182

6.1 Effective Government	183

Refocusing Government Spending to Deliver for Canadians	183

Realigning Previously Announced Spending	184

Effective Government Programs	184

6.2 Improving Services for Canadians	185

Protecting Passenger Rights	185

Improving Airport Operations and Passenger Screening	186

Faster Passport Processing and Improved Immigration Services	186

Faster Services for Veterans	187

Improving Canada.ca and 1 800 O-Canada	187

Old Age Security IT Modernization	187

Ensuring the Integrity of Emergency COVID19 Benefits	188

Renewing Equalization and Territorial Formula Financing	188

6.3 A Fair Tax System	188

Ensuring the Wealthiest Canadians Pay Their Fair Share	188

International Tax Reform	189

A Tax on Share Buybacks	190

Fair Taxation of Dividends Received by Financial Institutions	191

Strengthening the General Anti-Avoidance Rule	191

Annex 1: Details of Economic and Fiscal Projections	197

Annex 2 : Debt Management Strategy	237

Annex 3: Legislative Measures	247

Economic Overview

1. Recent Economic Developments	5

Canada’s Recovery Has Created the Strongest Job Market in Decades	5

Inflation Is Coming Down but Remains a Challenge for Canadians	8

The Canadian Economy Has Been Resilient, but Canadian and Global Growth Is Slowing	10

2. Canadian Economic Outlook	12

Private Sector Economists Expect a Shallow Recession	12

Budget 2023 Economic Scenario Analysis	14

3. Canada’s Place in a Changing Global Economy	16

Moving to Net-Zero	16

Reducing Supply Chain Vulnerabilities	17

Transforming Challenges into Opportunities	18

4. Investing Responsibly in Canada’s Future	19

A Responsible Fiscal Plan in Challenging Times	22

International Comparisons	24

Preserving Canada’s Fiscal Advantage: Maintaining our Fiscal Anchor	25

Economic Overview

In many ways, the Canadian economy is doing well. Our unemployment rate is near its record low, 830,000 more Canadians are employed compared to when COVID-19 first hit, and Canada’s economic growth was the strongest in the G7 over the last year.

At the same time, many Canadians are faced with real affordability challenges, and are feeling the effects of higher grocery prices and housing costs. While inflation has fallen in Canada for eight straight months, it remains elevated—both in Canada and around the world. For many advanced economies, interest rates have risen to their highest levels in more than 15 years. This is resulting in slowing economic growth, both in Canada and around the world. The rapid rise in interest rates has also led to turmoil in some parts of the global banking system and volatility in global financial markets, highlighting the considerable uncertainty about how economic conditions will evolve going forward.

Canada is well positioned to navigate these turbulent times. Our economy entered 2023 on a better footing than most of our peers, and with strong economic fundamentals, including robust population growth, a strong labour market, and a well-regulated and well-capitalized financial system, Canada will be able to weather a global economic slowdown.

Canada’s strength and resilience in the face of global economic challenges has been underpinned by steps the government has taken since 2015 to support Canadians and build an economy that creates good jobs and opportunities:

Economic Overview  3

Since 2015, close to 2.7 million fewer Canadians are living in poverty, income inequality has continued to fall, the labour force participation rate for women aged 15 to 64 years is at record highs, and young Canadians have access to a greater number of good-paying jobs than before the pandemic. Significant investments in infrastructure and in the capacity of the Canadian economy will continue to benefit Canadians for decades.

A More Inclusive Economy: Progress Since 2015

✓ 2.7 million fewer Canadians are living in poverty, a 56 per cent decrease;

✓ Income inequality has declined by 11 per cent;

✓ The gender wage gap is getting smaller, having decreased by 12 per cent;

✓ Women are closing the labour force participation gap, which has decreased by 28 per cent; and,

✓ More young people have good jobs, with the youth unemployment rate down by 22 per cent.

In the face of a rapidly changing global economic landscape, there is more work to be done to build a more sustainable and prosperous future for Canadians.

In the years to come, Canada will contend with two intertwined global economic shifts: first, the accelerating global race to build net-zero economies and the industries of tomorrow; and second, a realignment of global trade patterns as democracies move to friendshore their economies by limiting their strategic economic dependence on countries like Russia and China.

While these two global shifts represent significant economic opportunities for Canadian workers and businesses, significant investment will be required to capitalize on them, from both the private and the public sectors. To support this, Budget 2023 takes substantial action to mobilize private investment in building Canada’s clean economy. The goal of these investments is to grow Canada’s economic capacity in the industries of the future, create good careers, and usher in a new generation of prosperity for all Canadians, while simultaneously reducing Canada’s emissions and strengthening our essential trading relationships.

Moreover, at a time of elevated global inflation, investing in Canada’s long-term prosperity must be balanced with the need to avoid exacerbating inflation.

Against this backdrop, the government is taking a responsible, balanced approach to fiscal management: supporting the most vulnerable Canadians, strengthening our public health system, and investing in Canada’s future prosperity while preserving Canada’s long-term fiscal sustainability. Canada’s enviable fiscal position—the lowest net debt and deficit as a share of gross domestic product (GDP) in the G7—means we can afford to make these essential investments. Over time, the growing returns of these essential investments will further enhance Canada’s economic prospects.

4 Overview

1. Recent Economic Developments

Canada’s Recovery Has Created the Strongest Job Market in Decades

Canada’s economy is now 103 per cent the size it was before the pandemic, marking the fastest recovery of the last four recessions, and the second strongest recovery in the G7 (Chart 1). Throughout 2022, our economy demonstrated sustained strength, with Canada posting the fastest growth in the G7 over the past year (Chart 2). Resilient household and business finances and strong population growth, supported by the government’s COVID-19 Economic Response Plan and Immigration Levels Plan, underpinned this strong economic performance.

Canada’s strong recovery has supported the strongest labour market in several decades. About 830,000 more Canadians are employed compared to the pre-pandemic period, and at just 5 per cent, the unemployment rate is near its record low of 4.9 per cent (Chart 3).

Economic Overview  5

The benefits of this strong labour market are being widely shared among Canadians. More people aged 15 to 64 years are engaged in the labour market than ever before, with meaningful increases for historically under-represented groups, including women, newcomers, and young Canadians. Today, more Canadians have good middle class jobs than before the pandemic, with many also benefitting from stronger wage growth, particularly among lower-wage workers.

A Growing Workforce Benefits All Canadians

A strong and inclusive labour market has been a key driver of Canada’s economic resilience over the past year.

Canada’s job gains compared to when COVID-19 first hit have outperformed almost all of our G7 peers, supported by a rapidly expanding workforce (Chart 4). Notably, the government’s historic investment in early learning and child care is helping more women fully participate in the workforce. The labour force participation rate for women aged 25 to 54 years has reached a record high of nearly 86 per cent, compared to just 77 per cent in the U.S. At the same time, a record high of 80 per cent of Canadians aged 15 to 64 years are now participating in the workforce, reflecting broad-based gains in employment opportunities across demographic groups (Chart 5). Making full use of the skills and talents of Canadians is a key driver of a stronger economy, helps to address labour market shortages, and increases the rate at which the economy can grow without generating inflationary pressures.

Immigration is a significant driver of economic growth and helps to build a stronger economy for everyone. Canada continues to post the fastest population growth in the G7, with strong immigration levels pushing population growth to its fastest pace since the 1950s (Chart 6).

6  Overview

A Growing Workforce Benefits All Canadians

Together, higher immigration and higher labour force participation are expanding the pool of available workers, and offsetting population aging more than in other G7 economies. The resulting boost to employment has helped maintain real household disposable income per capita, even as it declined in peer economies (Chart 7). This is expected to continue to support the Canadian economy throughout 2023.

Chart 4

Employment Recovery From the Pandemic in G7 Economies

France
Canada
Germany
U.S.
Italy
Japan
U.K.
-1
0
1
2
3
4
5
change from pre-pandemic peak, per cent

Note: Last data points: February 2023 (Canada, U.S.), January 2023 (Germany, Italy, Japan), December 2022 (U.K.), and 2022Q4 (France).
Source: Haver Analytics.

Chart 5

Change in Employment Rates From the Pre-Pandemic Period

Recent immigrants
Off-reserve Indigenous
Women, youngest child under 6
Women
All Canadians
Youth
0
2
4
6
8
change from 2019 to 2022, percentage points

Note: The age of each group is 25 to 54 years, except youth which is 15 to 24 years.
Source: Statistics Canada.

Chart 6

Population Growth in Selected Economies

per cent
2.0
1.5
1.0
0.5
0.0
-0.5
United States
European Union
Canada
2000
2004
2008
2012
2016
2020

Note: Last data point is 2022.
Sources: Statistics Canada, Haver Analytics.

Chart 7

Real Household Disposable Income Per Capita in G7 Economies

Index, 2019Q4 = 100
120
115
110
105
100
95
Range of Other G7
Canada
2019 Q4
2020 Q2
2020 Q4
2021 Q2
2021 Q4
2022 Q2

Note: Japan is not included. Last data point is 2022Q3.
Source: Organisation for Economic Co-operation and Development (OECD).

Economic Overview  7

With strong labour markets supporting household income, Canadians have also built up significant savings since the beginning of the pandemic (Chart 8). Notably, many people have continued to add to their pool of savings despite the elevated cost of living (Chart 9).

A strong economic recovery has also resulted in labour shortages, as evidenced by Canada’s near record-low unemployment rate combined with many unfilled job openings. These ongoing labour shortages are a challenge for many employers. Many businesses continue to face difficulties hiring workers, with the number of vacant job positions for every unemployed person currently about 75 per cent above the pre-pandemic norm. Canada’s immigration system will continue to play an important role in helping our businesses grow.

Inflation Is Coming Down but Remains a Challenge for Canadians

As the global economy recovered from the pandemic, inflation emerged as a major global economic challenge. Inflation was already rising when Russia’s full-scale illegal invasion of Ukraine drove up commodity prices, pushing consumer price inflation globally to multi-decade highs (Chart 10). In Canada, consumer price inflation reached a peak of 8.1 per cent in June 2022, putting pressure on many household budgets.

In addition to the effect on commodity prices of Russia’s full-scale invasion, rising global inflation was driven by supply-chain disruptions, strong consumption of goods, and rebounding global demand. A shortage of workers combined with higher demand for services have also contributed to upward pressure on services prices in many countries.

8  Overview

In recent months, some of these pressures have started to ease, with commodity prices falling, supply-chain bottlenecks easing, and the demand for goods normalizing (Chart 11). At 5.2 per cent in February, Canadian consumer price inflation has fallen meaningfully since its June 2022 peak and is below the rates seen in many peer economies. Services price inflation in Canada—a gauge of underlying inflationary pressures—has also plateaued in recent months, while it has continued to rise in some other countries.

Inflation is still too high. To bring inflation down, central banks around the world have sharply raised interest rates in what has been one of the fastest and most synchronised monetary policy tightening cycles since the 1980s. As the government continues to make targeted investments to support Canadians and grow the Canadian economy, it is important that governments remain mindful of not fuelling inflation. Measures in Budget 2023 to provide inflation relief to the most vulnerable are thus carefully targeted, while investments in jobs and economic growth will play a meaningful role in Canada’s continued prosperity.

Continued progress on reducing inflation will be needed over the coming year to ensure that this period of elevated inflation is only temporary. As a result, there remains uncertainty about how long interest rates around the world will need to remain elevated.

Economic Overview  9

The Canadian Economy Has Been Resilient, but Canadian and Global Growth Is Slowing

While the Canadian economy has remained solid, higher interest rates are beginning to work their way through both the global and Canadian economies. This is resulting in weaker economic activity.

After growth of around 3 per cent annualized over the first three quarters of 2022, economic activity in Canada was unchanged in the final quarter. Despite slowing economic growth, final domestic demand—a measure of underlying economic strength—has shown resilience, and data so far suggest modest growth in the first quarter of 2023. So far, the consequences of moderating growth have been concentrated in housing markets, with higher mortgage rates pushing resales down 40 per cent, and prices down 16 per cent from their peaks in February 2022 (Chart 12). New construction is also slowing.

Inflation, elevated interest rates, and the higher costs, driven by global factors such as Russia’s illegal invasion of Ukraine, are also creating affordability pressures for many Canadians. This is reflected in lower consumer confidence (Chart 13).

While business activity is at a healthy level and most businesses continue to report strong sales, many are also under financial pressure as the significant rise in interest rates boosts borrowing costs. A growing proportion of businesses expect activity to weaken in the coming year as the lagged impact of higher interest rates continues to feed into weaker consumer spending. As a result, many businesses have started to dial back their investment plans in recent months.

10  Overview

Outside of Canada, the rapid tightening in monetary policy has revealed pockets of vulnerabilities in the global banking system. Since March 8, three medium-sized regional U.S. banks—Silicon Valley Bank, Signature Bank, and Silvergate Bank—have failed. In Europe, one large and systemically important bank, Credit Suisse, was also nearing failure before UBS agreed to acquire it. While the global banking system remains well capitalized, uncertainty over the extent and magnitude of additional credit-related losses that could accrue as economies slow remains elevated. In response, financial authorities have taken a series of steps to stabilize the financial system, maintain confidence in the banking system, and limit further negative feedback into the global economy.

These events sent tremors across global markets, which saw an abrupt rise in risk aversion, a sudden tightening in global financial conditions, and a sharp decline in global crude oil prices (Chart 14). While the responses by U.S. and Swiss authorities have calmed markets, uncertainty remains, and a handful of smaller U.S. banks are under review for potential downgrades. On March 19, five central banks, including the Federal Reserve and the Bank of Canada, announced coordinated action to enhance the provision of liquidity in the financial system to ease strains in global funding markets.

Globally, most central banks are set to maintain their policy rates at elevated levels or raise them further, with some continuing to shrink their balance sheets. This could keep broad liquidity conditions tighter than they have been in recent years. While the ramifications of banking sector stresses for the global economy are not yet clear, were the crisis to broaden, it could result in higher funding costs, restricted credit, and the amplification of the global economic slowdown. These developments also complicate the fight against global inflation, and markets now expect some pullback in policy rates as early as the second half of the year (Chart 15), suggesting the perceived likelihood of a soft landing has decreased.

The Canadian financial system is well-equipped to cope with the challenging global financial situation, and the Canadian banking sector is well-known for its stability and resilience, having fared better than many peers through the global financial crisis in 2008. Despite the healthy position of Canadian financial institutions, intensification of global financial stresses could have negative effects on the Canadian economy through tighter financial conditions and lower global economic activity.

Economic Overview  11

2. Canadian Economic Outlook

Private Sector Economists Expect a Shallow Recession

The Department of Finance surveyed a group of private sector economists in February 2023. The average of private sector forecasts has been used as the basis for economic and fiscal planning since 1994, helping to ensure objectivity and transparency, and introducing an element of independence into the government’s economic and fiscal forecast.

With higher interest rates, as well as slower economic growth in the U.S. and around the world, private sector economists expect Canada’s economy to slow more than was projected in the 2022 Fall Economic Statement (Chart 16). Private sector economists expect the Canadian economy to enter a shallow recession in 2023. With a peak-to-trough decline of just 0.4 per cent, the contraction in real GDP is significantly smaller than during the 2008-09 recession (-4.4 per cent) and is less severe than the 1.6 per cent decline considered in the 2022 Fall Economic Statement downside scenario.

On an annual basis, real GDP growth is projected to decelerate from a strong 3.4 per cent in 2022 (slightly better than the 3.2 per cent projected in the 2022 Fall Economic Statement) to 0.3 per cent in 2023, before rebounding to 1.5 per cent in 2024 (previously 0.7 per cent and 1.9 per cent, respectively).

As the economy slows, Canada’s near record-low unemployment rate is expected to rise to a peak of 6.3 per cent by the end of 2023. However, driven by Canada’s strong labour market, unemployment is expected to remain low by historical standards, and far below the peaks of past recessions (Chart 17).

12  Overview

Private sector economists expect Consumer Price Index (CPI) inflation to continue to ease. Inflation is expected to fall below 3 per cent in the third quarter of 2023 and to reach about 2 per cent, the Bank of Canada’s target, in the second quarter of 2024, little changed from 2022 Fall Economic Statement projections.

After surging following Russia’s full-scale invasion of Ukraine, commodity prices fell sharply in the second half of 2022, helping to reduce CPI inflation—largely through lower energy prices. This had a negative impact on GDP inflation (a measure of the selling price of goods and services that are produced in Canada, including our exports), which in the last two quarters of 2022 was much lower than expected by private sector economists in the 2022 Fall Economic Statement. As a result, GDP inflation in 2022 was lower than projected and is revised down significantly in 2023.

Together, the downward revisions to GDP inflation and, to a lesser extent, real GDP have weighed considerably on nominal GDP projections. On an annual basis, nominal GDP increased by 11.0 per cent in 2022 (below the 11.6 per cent projected in the 2022 Fall Economic Statement) and is projected to slow to 0.9 per cent in 2023 (previously 2.6 per cent). As a result, nominal GDP is now expected to be $60 billion lower, on average per year, compared to the private sector economists’ projections in the 2022 Fall Economic Statement. It is also $16 billion lower, on average per year, compared to the downside scenario considered in the 2022 Fall Economic Statement. As the broadest measure of the tax base, the downward revision to nominal GDP is having an impact on tax receipts and the government revenue outlook. Slowing growth in nominal GDP in 2023 will push up the debt-to-GDP ratio in 2023-24 before it continues trending down (see Annex 1 for further details on the economic and fiscal outlook).

Economic Overview  13

Budget 2023 Economic Scenario Analysis

Canada’s near-term economic outlook remains uncertain. While the February 2023 survey suggests a shallow recession in 2023, the wide range of views among forecasters highlights many plausible outcomes, ranging from a soft landing to a more pronounced downturn.

In January 2023, the IMF upgraded its global growth forecast for 2023 to 2.9 per cent (previously 2.7 per cent in its October outlook). China’s reopening is expected to provide a boost to global growth. In other major economies, including the U.S. and Europe, easing supply-chain bottlenecks and lower commodity prices have reduced inflationary pressures, while economic activity has been more resilient than expected. Likewise, Canada has continued to show progress on lowering inflation while the economy has remained solid, especially in the labour market.

The risks underpinning the downside scenario considered in the 2022 Fall Economic Statement remain areas of concern. Should elevated global inflation persist, central banks could take their policy rates higher or keep them elevated for longer. This could occur, for example, if labour markets remain constrained, or if there is a resurgence in global commodity prices related to a faster rebound in China’s economy or further supply shocks related to Russia’s illegal invasion of Ukraine.

In addition to the path of inflation, there is also uncertainty about the impact of higher interest rates on the global economy. With the rapid tightening in monetary policy across the world, further disruptions in the global financial system could emerge. Some funding markets have become more strained due to lower levels of liquidity, as has been seen recently with the failure of three medium-sized regional U.S. banks and challenges for Credit Suisse, and an abrupt repricing of risk could trigger a broader tightening of lending standards.

Overall, the economic outlook in the February 2023 survey continues to provide a reasonable basis for fiscal planning, and outcomes that are better or worse than the survey are both plausible. Still, the latest developments in financial markets have raised the odds of a more pronounced slowdown. To facilitate prudent economic and fiscal planning, and in light of elevated global uncertainty and recent developments in financial markets, the Department of Finance has developed two scenarios that consider faster or slower growth tracks relative to the February survey (see Annex 1 for further details on the scenarios).

The downside scenario considers a more pronounced recession in Canada amid persistent elevated inflation, stresses in the global financial system associated with the sharp rise in interest rates, and a steeper housing correction. Real GDP contracts by 1.9 per cent from peak to trough compared to only 0.4 per cent in the survey, leading to slower growth in 2023 and 2024 (Chart 18). At the same time, weaker global demand weighs on commodity prices, with crude oil prices US$13 per barrel below the survey in 2023 and remaining US$3 per barrel below the survey over the rest of the forecast horizon.

14  Overview

In contrast, the upside scenario sees the Canadian economy avoid a recession as easing of supply challenges, both in Canada and globally, helps to bring down inflation even as economies remain stronger than anticipated. In Canada, this improved global economic backdrop is also supported by a larger boost from our rapidly growing population, expanding Canada’s growth potential. A faster rebound in China’s economy provides a boost to global growth and commodity prices, with crude oil prices US$4 per barrel above the survey in 2023 and US$8 per barrel higher for the rest of the forecast horizon. At the same time, an accelerated easing of global supply chain frictions, supported by China’s reopening, results in lower inflation and interest rates compared to the survey.

Overall, nominal GDP is $41 billion above the survey, on average per year, in the upside scenario, while it is $41 billion lower in the downside scenario (Chart 19).

Economic Overview  15

3. Canada’s Place in a Changing Global Economy

The government is navigating the near-term economic challenges of inflation, higher interest rates, and supporting vulnerable Canadians with the rising cost of living, while also ensuring that Canada is well-placed to thrive in a rapidly changing global economy.

The accelerating work to build a net-zero global economy has sparked a global race to attract investment in clean economies and the growing industries of tomorrow. In the aftermath of Russia’s illegal invasion of Ukraine, which exposed strategic economic vulnerabilities among many of the world’s democracies, Canada’s allies are also moving at speed to limit their dependence on dictatorships, and to friendshore their economies by building their critical supply chains through democracies like our own. In Budget 2023, the government makes transformative investments to ensure Canada does not fall behind at a time of significant opportunity for Canadians and Canadian businesses.

Moving to Net-Zero

As a major energy producer, the global shift to net-zero presents both a challenge and a great opportunity for Canada (Chart 20). Analysis conducted by the Bank of Canada and the Office of the Superintendent of Financial Institutions suggests that decisive action is required to ensure Canada remains competitive during the global shift to net-zero. Inaction could, in some scenarios, leave Canada’s GDP approximately 10 per cent lower than it otherwise would be by 2050. Canada’s future economic prosperity depends on the speed and scale of our response.

16  Overview

Having invested heavily in our clean economy since 2015, along with our highly skilled workforce and abundance of natural resources, Canada is well-positioned to succeed in the growing global clean economy if we continue to make smart long-term investments today. The scale of investments that Canada requires to reach net-zero by 2050 is significant, with estimates ranging from $60 billion to $140 billion per year on average. It will be up to the private sector to make the majority of these investments, but to avoid the consequences of underinvestment, it is critical that governments invest in policy frameworks capable of mobilizing private capital. Supporting the private sector to make the investments needed to thrive and create good middle class jobs in the clean economy is a joint responsibility. The federal government cannot do this alone, and provinces and territories must similarly invest heavily if Canada is to avoid the consequences of being underprepared for the global shift to net-zero.

Reducing Supply Chain Vulnerabilities

Simultaneously, Canada must navigate a fundamental shift in the patterns of global trade. For much of the past three decades, the global economy has become increasingly interconnected. While economic integration lowered costs for many goods, it also built a system of global trade that was vulnerable to the disruption of critical supply chains.

For Canada and our democratic partners, the vulnerability created by dependence on authoritarian regimes for critical goods is no longer tenable. Russia’s weaponization of energy exports has forced the world’s democracies to fundamentally rethink their supply chain vulnerabilities. China currently dominates key portions of supply chains for clean technologies, including batteries (Chart 21).

The mitigating of these vulnerabilities by the world’s democracies will require a realignment of global trade, and the shifting of critical supply chains away from dictatorships and towards democracies like our own.

This process, which has been referred to as “friendshoring,” represents a significant economic opportunity for Canada and for Canadian workers. As a stable democracy with a skilled workforce and a rich endowment of natural resources, Canada has a strong foundation from which to become a supplier of critical goods for our allies. Building upon this foundation will require investments in Canada’s economic capacity, both now and into the future.

Economic Overview  17

Transforming Challenges into Opportunities

The need for investment to manage these structural challenges will not be limited to one sector or one aspect of the economy. Broad-based investment will be required to grow our economy and create good middle class jobs in the years to come. The scale of required investments is massive and the private sector alone is unlikely to mobilize the level of capital required in Canada at sufficient speed.

Many of the investments that need to be made will stretch over decades and involve high up-front costs. Moreover, key sectors and technologies will have significant spillover effects by driving development of related industries. For example, fundamental inputs to clean production and the production of clean technologies, such as electricity, critical minerals, and carbon capture, utilization and storage (CCUS), will provide foundations for an expanding clean economy. For related sectors, such as hydrogen and clean manufacturing, this will boost their productivity and support their resilience, and help to generate new middle class jobs. Private investment decisions may not take full account of these spillovers, which increases the risk of underinvestment.

Without the right policy framework, Canada could see underinvestment in critical areas and a slow pace of innovation in new clean technology. Together, these would result in Canada falling behind the United States and other countries that are moving forward aggressively to build their clean economies, create middle class jobs, and ensure more prosperous futures for their people. Canada must act decisively to ensure it remains the location of choice for new investment in these sectors, particularly in the face of recent passage of U.S. Inflation Reduction Act (IRA).

18  Overview

Budget 2023 proposes substantial measures as the next steps in the government’s plan to “crowd-in” new private investment by leveraging public investment and government policy. The goal of this approach is not to substitute government for the private sector, nor supplant market-based decision making. It is to leverage the tools of government to mobilize the private sector.

This approach is not about the government picking individual corporate winners in an effort to engineer a preferred vision of the economy in 2050. That approach did not work in the past, and is even less likely to work in today’s environment of rapid technological change. The tax incentives and investment supports proposed in Budget 2023 are designed to set a framework for boosting overall investment, while leaving the private sector to determine how to invest based on market signals.

At the same time, the government has an indispensable role in ensuring that investment happens where it will have the greatest long-term impact for Canadians’ standard of living and the reduction of our emissions. This means focusing on areas where Canada has a comparative advantage, and making investments that will have the greatest impact on Canada’s productive capacity and ability to create good middle class jobs. It will also mean looking to industries that will grow in a changing global economy, and seeking out areas where Canada can both benefit at home and contribute to the economic resilience of our friends and allies.

Budget 2023 takes a strategic approach to supporting Canada’s long-term economic competitiveness and prosperity by investing in securing Canada’s clean technology advantage, our future as a global leader in clean fuels, and our natural advantage as a producer of clean electricity. In doing so, we can help to usher in a new era of prosperity for Canadians.

4. Investing Responsibly in Canada’s Future

Budget 2023 lays out a responsible plan to grow Canada’s economy and create good middle class jobs for Canadians; to strengthen Canada’s universal public health care system and provide dental care for Canadians; to protect our environment; and to support a range of other key priorities that matter to Canadians.

Years of responsible fiscal stewardship have left Canada in an enviable fiscal position relative to our global peers. This responsible stewardship also allows the government to act proactively, with support for those who need it most and critical investments in the long-term prosperity of Canadians. At the same time, the government recognizes there is an opportunity to refocus existing spending, following the pandemic, on priorities that matter most to Canadians.

Economic Overview  19

Table 1

Economic and Fiscal Developments, Policy Actions and Measures

billions of dollars

	Projection
	2022–	2023–	2024–	2025–	2026–	2027–
	2023	2024	2025	2026	2027	2028

Budgetary balance – 2022 Fall Economic Statement (FES 2022)	-36.4	-30.6	-25.4	-14.5	-3.4	4.5
Economic and fiscal developments since FES 2022	6.4	-4.7	-4.9	-5.1	-7.5	-10.3
Budgetary balance before policy actions and measures	-30.0	-35.3	-30.3	-19.5	-10.9	-5.8

Policy actions since FES 2022	-5.4	0.7	3.2	2.6	1.7	0.1
Budget 2023 measures (by chapter)

1. Making Life More Affordable and Supporting the Middle Class	-2.5	-0.8	-0.3	-0.5	-0.5	-0.6

2. Investing in Public Health Care and Affordable Dental Care	-2.0	-3.6	-4.6	-6.4	-6.8	-7.9

3. A Made in Canada Plan: Affordable Energy, Good Jobs, and a Growing Clean Economy	0.0	-1.2	-3.1	-4.4	-5.9	-6.3

4. Advancing Reconciliation and Building a Canada That Works for Everyone	-3.1	-2.5	-1.3	-1.0	-0.6	-0.6

5. Canada’s Leadership in the World	-0.1	-0.2	-0.1	-0.1	-0.1	-0.1

6a. Effective Government and Improving Services to Canadians	0.1	2.8	0.1	0.8	2.9	3.2

6b. A Fair Tax System	0.0	0.2	1.5	1.6	4.4	4.0

Total – Actions Since FES 2022 and Budget 2023 Measures	-13.0	-4.8	-4.7	-7.3	-4.9	-8.3

Budgetary Balance	-43.0	-40.1	-35.0	-26.8	-15.8	-14.0

Budgetary Balance (per cent of GDP)	-1.5	-1.4	-1.2	-0.9	-0.5	-0.4

Federal debt (per cent of GDP)	42.4	43.5	43.2	42.2	41.1	39.9

A negative number implies a deterioration in the budgetary balance (lower revenue or higher expenses). A positive number implies an improvement in the budgetary balance (higher revenue or lower expenses).

20  Overview

Investing in Canada’s Future is a Joint Responsibility

Driven by the federal government providing eight out of every ten dollars in emergency pandemic spending, provincial and territorial governments continue to significantly outperform fiscal projections. Fiscal results to date show that the aggregate provincial-territorial budgetary balance moved into a surplus position in 2021-22, with an expectation that it will remain broadly balanced thereafter. This stands in contrast to the deficit of 1 per cent of GDP in 2021-22 that had been expected through provincial and territorial 2022 budgets (Chart 22).

The solid provincial-territorial fiscal position means that, together, provinces and territories have the ability to take proactive action to help build Canada’s clean economy.

Note: Actual data up to 2021-22. The provincial-territorial aggregate for years 2022-23 reflect 2022 fall updates and 2023 budgets; for 2023-24 and 2024-25, the balance reflects 2022 budgets, 2022 fall updates, and 2023 budgets.

Economic Overview  21

A Responsible Fiscal Plan in Challenging Times

The fiscal outlook presented in Budget 2023 continues to place the government’s fiscal stance well within key fiscal sustainability indicators, including:

✓	While rising slightly in 2023-24 due to the global economic slowdown and lower forecasted GDP, the federal debt-to-GDP ratio continues on a declining path from 2024-25 onward (Chart 23).

✓

The deficit is projected to decline in every year of the forecast and return to 1 per cent of GDP or lower in 2025-26 and ongoing, ensuring Canada’s longer-term fiscal sustainability by keeping the debt-to-GDP ratio on a downward path.

✓

Even with higher borrowing costs, public debt charges as a share of the economy are projected to remain at historically low levels (Chart 24). This would also be the case under even higher interest rates.

These indicators underscore the government’s continued commitment to its fiscal anchor of reducing federal debt as a share of the economy over the medium-term, even as the government invests in Canadians.

22  Overview

Scenario Analysis

As discussed in section 2, while the latest developments in financial markets have raised the odds of a more pronounced slowdown, outcomes that are better or worse than the February survey of private sector economists are both plausible. To facilitate prudent economic and fiscal planning, and in light of elevated global uncertainty and recent developments in financial markets, the Department of Finance has developed two scenarios that consider faster or slower growth tracks relative to the February survey.

In the upside scenario, the budgetary balance would improve by an average of approximately $6.5 billion per year (Chart 25) and remove 1.3 percentage points from the federal debt-to-GDP ratio by 2027-28 (Chart 26).

In the downside scenario, the budgetary balance would deteriorate by an average of approximately $7.2 billion per year and add 1.6 percentage points to the federal debt-to-GDP ratio by 2027-28. That said, even under the downside scenario, the deficit would remain below 1 per cent of GDP by the end of the forecast horizon, and the federal debt-to-GDP ratio would still be lower in 2027-28 than it is today.

Details of the government’s fiscal outlook and the fiscal impact of the scenarios can be found in Annex 1.

Economic Overview  23

International Comparisons

Including new measures in Budget 2023, Canada’s net debt as a share of the economy is still lower today than in any other G7 country prior to the pandemic—an advantage that Canada is forecasted to maintain (Chart 27). Canada is also forecasted to post one of the largest improvements in its fiscal balance among G7 countries since the beginning of the COVID-19 pandemic, resulting in Canada having the smallest deficit in the G7, both this year and next (Chart 28).

Canada maintains a long tradition of responsible fiscal management along with several other strengths, such as sound macroeconomic policy frameworks, a large and diverse economy, and strong governing institutions which continue to shape Canada’s excellent credit ratings from Moody’s (Aaa), S&P (AAA), and Fitch (AA+). Canada is the third-largest economy in the world to have a AAA rating from at least two of the three major global credit rating agencies, together with only the United States and Germany.

Combined with the significant investments made since 2015 in the long-term capacity and resiliency of the Canadian economy, the additional investments in health care and Canada’s clean economy presented in Budget 2023 can be expected to generate social and economic returns for decades, helping to bolster Canada’s international economic and fiscal strengths, and maintain our enviable credit ratings.

24  Overview

Preserving Canada’s Fiscal Advantage: Maintaining our Fiscal Anchor

The federal government’s fiscal anchor—reducing the federal debt-to-GDP ratio over the medium term—remains unchanged and is being met.

The Budget 2023 forecast shows the federal debt-to-GDP ratio declining in 2024-25 and throughout the remainder of the period. The government’s spending plan is also projected to remain fiscally sustainable over the long term. Modelling scenarios based on a set of reasonable economic and demographic assumptions show the federal debt-to-GDP ratio continuing to decline over the entire long-term projection horizon ending in 2055-56 (Chart 29). This is despite adverse demographic trends, including an aging population, assumed modest future productivity growth rates and projected increases in borrowing costs.

While based on reasonable assumptions, these long-term projections should not be viewed as forecasts. Notably, these projections do not reflect all potential economic and fiscal impacts of the global economic evolutions that Canada will have to navigate over the coming decades, nor do they reflect positive impacts that can be expected to result from the foundational investments made by the government up to this budget. Details and sensitivity analysis around these long-term fiscal projections are presented in Annex 1.

Economic Overview  25

Chapter 1

Making Life More Affordable and Supporting the Middle Class

1.1	Making Life More Affordable	32

	A New Grocery Rebate for Canadians	34

	Cracking Down on Junk Fees	35

	Cracking Down on Predatory Lending	36

	Lowering Credit Card Transaction Fees for Small Businesses	36

	Supporting Your Right to Repair	37

	Common Chargers for Your Devices	38

	Automatic Tax Filing	38

	Making Life More Affordable for Students	39

	Improving Registered Education Savings Plans	40

	Supporting Our Seniors	41

1.2	An Affordable Place to Call Home	42

	Launching the New Tax-Free First Home Savings Account	44

	A Code of Conduct to Protect Canadians With Existing Mortgages	44

	Building More Affordable Housing	45

	Investing in an Urban, Rural, and Northern Indigenous Housing Strategy	46

Chapter 1

Making Life More Affordable and Supporting the Middle Class

Since 2015, the federal government’s focus has been investing in the middle class, growing the economy, strengthening Canada’s social safety net, and making life more affordable for Canadians.

The government introduced the Canada Child Benefit, and as a result, hundreds of thousands of children have been lifted out of poverty and millions of Canadian families have support with the costs of raising children.

Increases to the Guaranteed Income Supplement, Old Age Security, and the Canada Pension Plan mean more seniors can enjoy the secure and dignified retirements they deserve.

An historic 2021 investment in a Canada-wide system of affordable early learning and child care has already delivered a 50 per cent average reduction in fees for regulated child care, brought fees down to just $10 a day in six provinces and territories, with the rest on track to reach this milestone by 2026, and strengthened the existing child care system in Quebec.

To ensure every Canadian has a safe and affordable place to call home, the government has a plan that will help put Canada on the path to double the number of new homes that will be built in Canada within a decade, help more Canadians buy their first home, and curb the unfair practices that are driving up prices.

At a time of elevated global inflation, the government has also provided new, targeted support to the Canadians who need it most, and strengthened existing programs, such as the Canada Workers Benefit, that support millions of hardworking Canadians.

But we know that, for millions of Canadians, inflation means it is still difficult to make ends meet and put food on the table. In response, Budget 2023 delivers new, targeted inflation relief for the most vulnerable Canadians to support them with the cost of living.

Budget 2023 also announces new support for students, new measures that will make life more affordable for the middle class, and further progress on the government’s plan to make housing more affordable for Canadians.

Making Life More Affordable and Supporting the Middle Class    29

Federal Investments That Are Making Life More Affordable

This year, Canadians will continue to benefit from the federal government’s efforts since 2015 to make life more affordable. For example:

✓  A family with one child in Ontario, with income of $85,000, in 2023 could benefit from about $11,300 as a result of reduced child care costs, the Canada Child Benefit, the Canada Dental Benefit, tax relief from an increased Basic Personal Amount, and increased Climate Action Incentive payments.

✓  A single parent with one child in Newfoundland and Labrador, with income of $40,000 in 2023, could benefit from $7,300 as a result of reduced child care costs, the Canada Child Benefit, enhancements to the Canada Workers Benefit, the Canada Dental Benefit, the proposed Grocery Rebate, tax relief from an increased Basic Personal Amount, and increased Climate Action Incentive payments.

✓  A 76-year-old senior in British Columbia with a maximum Guaranteed Income Supplement (GIS) entitlement could receive more than $2,000 in additional support in 2023, thanks to the proposed Grocery Rebate, the GIS top-up increase for single seniors from 2016, and the increase in the Old Age Security pension for seniors aged 75 and older.

✓  A low-income student in Manitoba could receive more than $5,600 in additional support in 2023 thanks to proposed enhancements to Canada Student Grants and Canada Student Loans, the proposed Grocery Rebate, and increased Climate Action Incentive payments. If they have a disability or dependents, they could receive an additional $12,800 in specialized student grants, plus an extra $640 per dependent. After graduating, all of their federal student loans will be interest-free, with repayment assistance if their income is below $40,000 per year.

30 Chapter 1

Key Ongoing Actions

Since 2015, the federal government has made significant investments to support Canadians and make life more affordable. These have included:

✓

Supporting about 3.5 million families annually through the tax-free Canada Child Benefit, with families this year receiving up to $6,997 per child under the age of six, and up to $5,903 per child aged six through 17;

✓	Increasing Old Age Security benefits for seniors age 75 and older by ten per cent as of July 2022, which is providing more than $800 in additional support to full pensioners;

✓

Reducing fees for regulated child care by 50 per cent on average, delivering regulated child care that costs an average of just $10-a-day by 2026—with six provinces and territories reducing child care fees to $10-a-day or less by April 2, 2023—and strengthening the child care system in Quebec with more child care spaces;

✓	Strengthening the Canada Pension Plan, which will eventually raise the maximum retirement benefit by up to 50 per cent;

✓

Enhancing the Canada Workers Benefit for our lowest-paid—and often most essential—workers, to provide up to $1,428 for a single worker without children, up to $2,461 to a family, and an additional $737 for workers with disabilities;

✓	Permanently eliminating interest on Canada Student Loans, and ensuring borrowers do not need to make payments on their loans until they earn at least $40,000 per year; and,

✓

Fighting climate change while making life more affordable with a federal price on pollution that puts more money back in the pockets of eight out of every ten Canadians in the provinces where it applies.

Making Life More Affordable and Supporting the Middle Class    31

1.1 Making Life More Affordable

Despite Canada’s strong recovery from the pandemic, today, too many Canadians are struggling with the impacts of global inflation, which is making the cost of living a real challenge.

In the past year, the federal government has strengthened Canada’s social safety net and provided targeted inflation relief to the Canadians who need it most. In Budget 2023, the government is introducing new, targeted measures to support Canadians. As with previous inflation relief, this new support has been carefully designed to avoid exacerbating inflation.

Budget 2023 also takes new steps to put money in the pockets of people who need it most, crack down on junk fees, save Canadians money, and make post-secondary education more affordable.

New Support for Those Who Need It Most

In the past year, the government has introduced a suite of new, targeted measures to provide support to the Canadians who need it most and help them pay the bills. This includes:

✓ An enhanced Canada Workers Benefit, which means families could receive up to $2,461 this year, and a single Canadian without children could receive up to $1,428;

✓  $2.5 billion for one-time inflation relief payments to about 11 million low- and modest-income Canadians, worth up to $467 for a couple with two children, and up to $234 for a single Canadian without children;

✓ Direct, tax-free payments of up to $1,300 per child over two years to eligible families to cover dental expenses for their children under 12;

✓ A tax-free payment of $500 to help low-income people who are struggling with the cost of rent;

✓ A ten per cent increase in Old Age Security (OAS) payments for seniors who are 75 and older, which is providing over $800 in new supports to full pensioners in the first year; and,

✓  A cross-Canada reduction of fees for regulated child care of 50 per cent on average, with six provinces and territories reducing child care fees to $10-a-day or less by April 2, 2023, based on Quebec’s strong example.

In addition, important benefits like the Canada Child Benefit, Canada Pension Plan, OAS, and the Guaranteed Income Supplement all keep pace with inflation.

32 Chapter 1

Delivering Savings for Families Through Early Learning and Child Care

The federal government’s historic investment in a Canada-wide early leaning and child care system is making life more affordable for families, helping to give children across Canada the best start in life, and strengthening our workforce. Today, fewer women have to choose between their family and their career, and in February 2023, the labour force participation rate for women in their prime working years reached a record 85.7 per cent.

By April 2, 2023, six provinces and territories will be providing regulated child care for an average of just $10-a-day or less—significantly ahead of schedule. All other provinces and territories remain on track to achieve $10-a-day child care by 2026. In Quebec, federal investments are continuing to make the existing child care system more accessible through the creation of new spaces.

Table 1.1
Estimated Savings for Families Under the Canada-wide Early Learning and Child Care System

Province / Territory	Status of Fee Reduction	Estimated Savings per Child (Gross, Annual)[1]

BC	50 per cent on average reduction achieved as of December 2022	Savings of up to $ 6,600 per child

AB	50 per cent on average reduction achieved as of January 2022	Savings of up to $ 10,330[2] per child

SK	$10-a-day effective April 1, 2023	Savings of up to $ 6,900[3] per child

MB	$10-a-day effective April 2, 2023	Savings of up to $ 2,610 per child

ON	50 per cent on average reduction achieved as of December 2022	Savings of up to $ 8,500[4] per child

NB	50 per cent on average reduction achieved as of June 2022	Savings of up to $ 3,900 per child

PEI	50 per cent on average reduction achieved as of October 2022	Savings of up to $ 2,000 per child

NS	50 per cent on average reduction achieved as of December 2022	Savings of up to $ 6,000[5] per child

NL	$10-a-day achieved as of January 1, 2023	Savings of up to $ 6,300 per child

YK	$10-a-day achieved in April 2021, prior to Budget 2021	Savings of up to $ 7,300 per child

NWT	50 per cent on average reduction achieved as of January 2022	Savings of up to $ 4,950 per child

NU	$10-a-day achieved as of December 2022	Savings of up to $ 14,300 per child

QC6	Under its asymmetrical agreement, Quebec has committed to creating 30,000 new child care spaces by March 2026.

[1]  Estimated savings for BC, AB, SK, ON, NB, PEI, NS, NL, and NWT are provincial and territorial estimates. Remaining savings calculations (MB, YK, and NU) are Employment and Social Development Canada estimates and are illustrative only. All estimates are relative to 2019 levels unless updated data is provided by provinces and territories. All estimates are based on out-of-pocket parent fees excluding amounts that would be recovered through provincial/territorial tax credits or the federal child care expense deduction at tax time, or changes to provincial/territorial or federal benefits as a result of lower child care expenses. Actual savings for families will vary based on factors such as actual fees paid prior to reductions. Provincial and territorial methodologies and data for calculating estimated savings may vary.

[2] Based on Alberta’s savings scenario of a family earning $130,000/year previously paying $1,200/month for infant care and now paying $339/month.

[3] Based on Saskatchewan’s average savings estimate of $573/month for full-time infant care as of April 2023.

Making Life More Affordable and Supporting the Middle Class    33

Delivering Savings for Families Through Early Learning and Child Care

[4] Based on Ontario’s savings scenario of a family paying $62-a-day per child at the beginning of 2022 and $29.30-a-day effective December 31, 2022.

[5] Based on Nova Scotia’s savings scenario for an infant in full-time licensed child care.

[6]  The Government of Canada has entered into an asymmetrical agreement with the province of Quebec that will allow for further improvements to its early learning and child care system, where parents with a subsidized, reduced contribution space already pay a single fee of less than $10-a-day.

A New Grocery Rebate for Canadians

Groceries are more expensive today, and for many Canadians, higher prices on essential goods are causing undue stress. In Budget 2023, the federal government is providing new, targeted inflation relief to the Canadians who need it most.

For 11 million low- and modest-income Canadians and families, the Grocery Rebate will provide eligible couples with two children with up to an extra $467; single Canadians without children with up to an extra $234; and seniors with an extra $225 on average. This will be delivered through the Goods and Services Tax Credit (GST Credit) mechanism.

By targeting the Grocery Rebate to the Canadians who need it most, the government will be able to provide important relief without making inflation worse.

Budget 2023 proposes to introduce a one-time Grocery Rebate, providing $2.5 billion in targeted inflation relief to the Canadians who need it most. The Grocery Rebate will be delivered through a one-time payment from the Canada Revenue Agency as soon as possible following the passage of legislation.

Alex works as a cashier at a convenience store, and Sam works part-time as a cook at a restaurant. Together, they earn $38,000 to support their two young children. Higher prices at the grocery store have strained their already tight budget, and they are struggling to make ends meet. On top of the enhanced Canada Workers Benefit, the Canada Child Benefit, and the GST Credit they already receive, the Grocery Rebate will make it easier for them to buy the healthy food their growing children need by providing them with $467.

Brandan earns $32,000 per year working at a gym. Between the higher costs of rent, car payments, and groceries, he is having a tough time paying the bills at the end of the month. The Grocery Rebate will provide him with $234, on top of the enhanced Canada Workers Benefit and the GST Credit.

34 Chapter 1

Cracking Down on Junk Fees

Unexpected, hidden, and additional fees add up quickly. From internet overage charges, to roaming fees, to event fees, Canadians deal with junk fees every day.

In Budget 2023, the federal government is taking action to crack down on junk fees, to continue to ensure businesses are transparent with prices, and to make life more affordable for Canadians.

Budget 2023 announces the government’s intention to work with regulatory agencies, provinces, and territories to reduce junk fees for Canadians. This could include higher telecom roaming charges, event and concert fees, excessive baggage fees, and unjustified shipping and freight fees.

The government will strengthen existing tools or create new ones, including through new legislative amendments, to achieve this objective.

This builds on recent steps the government has taken to protect Canadians from hidden costs, including:

✓	Amendments to the Competition Act to strengthen protections against hidden prices;

✓	Amendments to the Bank Act and Financial Consumer Agency of Canada Act to protect Canadians’ rights and interests when dealing with their banks; and,

✓	A new policy direction to the Canadian Radio-television and Telecommunications Commission to ensure Canadians can affordably and easily change, downgrade, or cancel services.

Making Life More Affordable and Supporting the Middle Class    35

Cracking Down on Predatory Lending

Predatory lenders can take advantage of some of the most vulnerable people in our communities, including low-income Canadians, newcomers, and seniors—often by extending very high interest rate loans. The current criminal rate of interest under the Criminal Code, equivalent to 47 per cent APR (annual percentage rate), can trap Canadians in a cycle of debt that they cannot afford and cannot escape. In Quebec, the maximum interest rate for consumers is currently 35 per cent.

Budget 2023 announces the federal government’s intention to introduce changes to the Criminal Code to lower the criminal rate of interest from the equivalent of 47 per cent APR to 35 per cent APR, and to launch consultations on whether the criminal rate of interest should be further reduced.

Budget 2023 announces the government’s intention to adjust the Criminal Code’s payday lending exemption to require payday lenders to charge no more than $14 per $100 borrowed. This cap is in line with the lowest cap among provinces, in Newfoundland and Labrador.

Budget 2023 also announces that the government will launch consultations on additional revisions to the Criminal Code’s provincial/territorial-requested payday lending exemption.

Hannah is a single mother in Guelph who makes $35,000 as a cleaner at a hospital. Her car broke down and she needs $5,000 for immediate repairs so she can get to her job. Hannah works hard, but as a result of the debts she has accumulated to support her children, traditional banks will not lend her money. In need of money quickly, Hannah turns to a lender who has been advertising across town and takes out a loan with a 46.9 per cent interest rate.

Weeks later, Hannah realizes that she will need to borrow more money to repay this loan, and has suddenly found herself trapped in a cycle of debt. With changes the federal government is making to the criminal rate of interest, the highest interest loan that Hannah could receive would be no more than 35 per cent. On a $5,000 loan with a two year amortization period at the new rate, she will have saved $775 over the life of the loan.

Lowering Credit Card Transaction Fees for Small Businesses

The pandemic brought an increase in people using credit cards when they shop. Small businesses pay fees to process credit card transactions, with the largest component being the “interchange fee” paid to credit card issuers. To support hardworking owners of small businesses, the federal government has been working closely with the payment card industry and small businesses to lower these transaction fees.

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In Budget 2023, the government is announcing that it has secured commitments from Visa and Mastercard to lower fees for small businesses, while also protecting reward points for Canadian consumers offered by Canada’s large banks.

More than 90 per cent of credit card-accepting businesses will see their interchange fees reduced by up to 27 per cent from the existing weighted average rate. These reductions are expected to save eligible small businesses in Canada approximately $1 billion over five years. Combined with the prior actions of this government in 2020, these measures amount to nearly $1.5 billion of costs savings achieved for small businesses.

Small businesses will also benefit from free access to online fraud and cyber security resources from Visa and Mastercard to help them grow their online sales, while preventing fraud and chargebacks.

The government’s expectation is that the commitments by credit card networks to lower interchange fees for small businesses will not adversely impact interchange fees paid by other businesses. The government also expects other credit card companies to take similar actions to lower fees for small businesses, and that payment processors will pass these reductions through to small businesses. To achieve this, the government will be engaging with networks, acquirers, and payment service providers.

More details, including eligible businesses, will be released in the coming weeks.

Malik and Sebastian own a small local sports store in Edmonton with $300,000 in annual credit card sales. Because of the commitments secured by the federal government, they are expected to see interchange savings of $1,080 per year. This year, Malik and Sebastian can use that $1,080 to advertise and grow their business.

Supporting Your Right to Repair

When it comes to broken appliances or devices, high repair fees and a lack of access to specific parts often mean Canadians are pushed to buy new products rather than repairing the ones they have. This is expensive for people and creates harmful waste.

Devices and appliances should be easy to repair, spare parts should be readily accessible, and companies should not be able to prevent repairs with complex programming or hard-to-obtain bespoke parts. By cutting down on the number of devices and appliances that are thrown out, we will be able to make life more affordable for Canadians and protect our environment.

Making Life More Affordable and Supporting the Middle Class    37

Budget 2023 announces that the government will work to implement a right to repair, with the aim of introducing a targeted framework for home appliances and electronics in 2024.

The government will launch consultations this summer, including on the right to repair and the interoperability of farming equipment, and work closely with provinces and territories to advance the implementation of a right to repair.

Bella needs to fix her phone and goes to a repair booth at her local mall. Despite it being a simple fix, copyright rules prevent third-party access to the repair she needs. This forces Bella to fix her phone directly with the phone manufacturer, which costs far more than it should. Once the federal government introduces a right to repair, the simple repair could be done at the mall for a much lower price.

Common Chargers for Your Devices

Over the past decade, multiple chargers have been developed by manufacturers for phones, tablets, cameras, laptops, and other devices. Every time Canadians purchase new devices, they need to buy new chargers to go along with them, which drives up costs and increases electronic waste. Recently, the European Union moved towards mandating USB-C charging ports for all small handheld devices and laptops by the end of 2024.

Budget 2023 announces that the federal government will work with international partners and other stakeholders to explore implementing a standard charging port in Canada, with the aim of lowering costs for Canadians and reducing electronic waste.

Automatic Tax Filing

Up to 12 per cent of Canadians currently do not file their tax returns—the majority of whom are low-income, and would pay little to no income tax. In fact, many of these low-income Canadians are missing out on valuable benefits and support to which they are entitled, such as the Canada Child Benefit and the Guaranteed Income Supplement.

Since 2018, the Canada Revenue Agency (CRA) has delivered a free and simple File My Return service, which allows eligible Canadians to auto-file their tax return over the phone after answering a series of short questions. Canadians with simple tax situations and lower or fixed income receive an invitation letter from the CRA to use File My Return, and in the 2022 tax filing season, approximately 53,000 returns were filed using this service.

To ensure more low-income Canadians have the ability to quickly and easily auto-file their tax returns, Budget 2023 announces that the federal government will increase the number of eligible Canadians for File My Return to two million by 2025—almost triple the current number. The government will report on its progress in 2024.

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Budget 2023 also announces that, starting next year, the CRA will pilot a new automatic filing service that will help vulnerable Canadians who currently do not file their taxes receive the benefits to which they are entitled. Following consultations with stakeholders and community organizations, the CRA will present a plan in 2024 to expand this service even further.

The government will continue to explore other avenues, including potential legislative changes, to ensure vulnerable Canadians receive the benefits to which they are entitled.

Making Life More Affordable for Students

Over 750,000 post-secondary students rely on federal assistance each year to help them afford the cost of tuition, housing, and everyday essentials. To make the transition from school to working life easier, the federal government permanently eliminated interest on Canada Student Loans and Canada Apprentice Loans, and made changes to loan repayment assistance so that nobody earning less than $40,000 per year needs to make payments on their federal student loans.

When COVID-19 disrupted students’ lives, the federal government responded by doubling Canada Student Grants—income-tested support that hardworking, ambitious young people receive when the cost of going to school is out of reach for them and their parents. This meant students could receive up to $6,000 in up-front, non-repayable aid each school year, for three years starting in the 2020-21 school year. This support is currently set to expire on July 31, 2023. But with life costing more and with students still in need of support to afford an education, the government knows it is important that students can afford to pursue their dreams.

Budget 2023 proposes to provide $813.6 million in 2023-24 to enhance student financial assistance for the school year starting August 1, 2023. This includes:

✓	Increasing Canada Student Grants by 40 per cent—providing up to $4,200 for full-time students.

✓	Raising the interest-free Canada Student Loan limit from $210 to $300 per week of study.

✓

Waiving the requirement for mature students, aged 22 years or older, to undergo credit screening in order to qualify for federal student grants and loans for the first time. This will allow up to 1,000 additional students to benefit from federal aid in the coming year.

These changes will allow post-secondary students to access up to $14,400 in enhanced Canada Student Financial Assistance for the upcoming school year. Students with disabilities and students with dependents will also receive an increase in Canada Student Grants.

Making Life More Affordable and Supporting the Middle Class    39

This builds on ongoing supports the federal government has introduced to make life more affordable for students and young people, such as extending enhanced federal student supports to include part-time students with dependents, and providing up to $20,000 per year to help students with persistent, prolonged, or permanent disabilities afford necessary services and equipment for their studies.

The federal government will work with students in the year ahead to develop a long-term approach to student financial assistance, in time for Budget 2024.

Quebec, the Northwest Territories, and Nunavut, which do not participate in the program, can receive federal funding to provide their own comparable support.

Doug is a full-time student at the University of Prince Edward Island. Despite savings from a summer job and his small scholarship, the rising cost of living means Doug is still having a hard time affording the cost of tuition, textbooks, and housing. A $1,200 increase to his $3,000 base Canada Student Grant, combined with up to $10,200 in interest-free Canada Student Loans, will help to cover those costs. Because his Canada Student Grant is paid up front, Doug is able to pay his tuition at the start of the year, purchase his textbooks, and provide the first month of rent at his new home in Charlottetown.

Improving Registered Education Savings Plans

The cost of attending a post-secondary school has risen in recent years. Registered Education Savings Plans (RESPs) are an important part of saving for post-secondary education. In a typical year, nearly 500,000 students withdraw funds from an RESP to support their education. However, the withdrawal limits for RESPs have not increased in 25 years. In Budget 2023, the federal government is taking steps to improve these plans for students and help them afford the costs of pursuing an education.

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Budget 2023 proposes to increase limits on certain RESP withdrawals from $5,000 to $8,000 for full-time students, and from $2,500 to $4,000 for part-time students.

Budget 2023 also proposes to allow divorced or separated parents to open a joint RESP for their children, which will make it easier and more affordable for parents to save for their children’s education.

Hélène is planning to start full-time studies at the University of Manitoba in the fall. She estimates that she’ll need $7,000 for the first semester to help cover tuition, books, and living expenses. An increased limit on withdrawals of Educational Assistance Payments from her RESP helps her access more of the government support in the account and get through the fall.

Supporting Our Seniors

Our seniors have made Canada what it is today, and the federal government provides them with much-needed income support.

The Old Age Security (OAS) program—consisting of the OAS pension, the Guaranteed Income Supplement (GIS), and the Allowances—is Canada’s largest federal program, forecasted to provide $75.9 billion in support to seniors in 2023-24. As of January 2023, there were more than seven million OAS recipients, including close to 2.4 million GIS recipients, plus about 72,000 Allowance recipients. In January, seniors received a maximum of $687.56 through OAS, with $756.32 delivered to those 75 and over. A single senior in receipt of the GIS received a maximum of an additional $1,026.96.

These benefits are adjusted each quarter to help keep up with inflation, which provides important, stable income for seniors.

Since 2016, the federal government has taken significant action to further support our seniors. This includes:

✓	A ten per cent increase to the maximum GIS benefit for single seniors;

✓	Reversing the previous government’s announced increase to the eligibility age for OAS and GIS back to age 65 from 67, providing financial security to those aged 65 and 66;

✓	As of July 2022, a ten per cent increase to the OAS pension for seniors age 75 and over, which is providing additional benefits of over $800 to full pensioners in the first year; and,

✓	$6 billion over ten years to provinces and territories for the delivery of home care services for seniors who want to continue to live at home.

Because of the government’s investments, the indexation of benefits to inflation, and the growing seniors population, OAS, GIS, and Allowance expenditures are projected to grow by close to 30 per cent to $96.3 billion in 2027-28 from 2023-24—an increase of more than $20 billion per year and growing.

Making Life More Affordable and Supporting the Middle Class    41

1.2 An Affordable Place to Call Home

Everyone should have a safe and affordable place to call home. However, for too many Canadians, including young people and new Canadians, the dream of owning a home is increasingly out of reach, and paying rent has become more expensive across the country. This is undermining the financial stability of an entire generation of Canadians.

A lack of affordable housing also has an impact on our economy. Without more homes in our communities, it is difficult for businesses to attract the workers they need to grow and succeed, and when people spend more of their income on housing, it means less money is being spent in our communities.

This is a complex and longstanding issue—one that requires a real plan to address the multitude of factors that are making housing more expensive in Canada.

Budget 2022 announced significant investments to make housing more affordable, including by helping people buy their first home, tackling unfair practices that drive up costs, and working with provincial and territorial governments, municipalities, and both the private sector and non-profits to double the number of new homes that Canada will build by 2032. Budget 2023 proposes new measures to build on this progress and continue the government’s work to make housing more affordable from coast to coast to coast.

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Recent Action to Make Housing More Affordable

Over the past year, the federal government has taken significant steps towards making housing more affordable for Canadians. These have included:

✓  Introducing a two-year ban on non-resident, non-Canadians purchasing residential property to help curb speculation and ensure that houses are used as homes for Canadians to live in, rather than as financial assets for foreign investors;

✓  Introducing a one per cent annual underused housing tax on the value of non-resident, non-Canadian owned residential property that is vacant or underused;

✓  Introducing a new Tax-Free First Home Savings Account to allow Canadians to save up to $40,000, tax-free, to help buy their first home;

✓  Making sure that profits from flipping properties held for less than 12 months are taxed fully and fairly;

✓  Doubling the First-Time Home Buyers’ Tax Credit to provide up to $1,500 in direct support to home buyers to offset closing costs involved in buying a first home;

✓  Introducing a new, refundable Multigenerational Home Renovation Tax Credit, which will provide up to $7,500 in support for constructing a secondary suite for a senior or an adult with a disability, starting in 2023;

✓  Applying the Goods and Services Tax/Harmonized Sales Tax to all assignment sales of newly constructed or substantially renovated residential housing, to help address speculative trading in the housing market;

✓  Launching a new $4 billion Housing Accelerator Fund to remove barriers and incentivize housing supply growth, with the goal of creating at least 100,000 net new homes across Canada;

✓  Launching a $200 million stream under the Affordable Housing Innovation Fund to develop and scale up rent-to-own projects;

✓  Launching a third round of the Rapid Housing Initiative, which is providing $1.5 billion to create 4,500 new affordable housing units for Canadians in severe housing need, with 25 per cent of investments going to housing projects targeted towards women;

✓  Delivering over $500 million towards the government’s goal of ending chronic homelessness, through Reaching Home, Canada’s Homelessness Strategy; and,

✓  Delivering a top-up to the Canada Housing Benefit in December 2022, which provided low-income renters with a $500 payment to help with the cost of housing.

Making Life More Affordable and Supporting the Middle Class    43

Launching the New Tax-Free First Home Savings Account

Over the past several years, as house prices have continued to climb, the cost of a down payment has become increasingly out of reach for far too many young people.

In Budget 2022, the federal government committed to introducing a Tax-Free First Home Savings Account—a new registered plan to give prospective first-time home buyers the ability to save $40,000 on a tax-free basis. Like a Registered Retirement Savings Plan (RRSP), contributions will be tax-deductible, and withdrawals to purchase a first home—including from investment income—will be non-taxable, like a Tax-Free Savings Account (TFSA). Tax-free in; tax-free out.

In Budget 2023, the government is delivering on this commitment.

Budget 2023 announces that financial institutions will be able to start offering the Tax-Free First Home Savings Account to Canadians as of April 1, 2023.

Olivia and Amira want to buy a home. Starting April 1, 2023, they each save the maximum $8,000 per year in their Tax-Free First Home Savings Account, which they can deduct from their income at tax time. They both make between $70,000 and $100,000, and the Tax-Free First Home Savings Account allows them each to receive an annual federal tax refund of $1,640.

After four years of saving, Olivia and Amira have a combined $90,000, including tax-free investment income, in their Tax-Free First Home Savings Account, which they can use towards a down payment on their first home.

They can withdraw their down payment tax-free, saving thousands of dollars that can be put towards their new home. In addition, they will claim the First-Time Home Buyers’ Tax Credit, providing an additional $1,500 in tax relief.

A Code of Conduct to Protect Canadians With Existing Mortgages

Elevated interest rates have made it harder for some Canadians to make their mortgage payments, particularly for those with variable rate mortgages. Canadians have the right to work with their mortgage lender to explore mortgage relief options that will help them stay in their home.

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The federal government, through the Financial Consumer Agency of Canada, is publishing a guideline to protect Canadians with mortgages who are facing exceptional circumstances. Specifically, the government is taking steps to protect Canadians and ensure that federally regulated financial institutions provide Canadians with fair and equitable access to relief measures that are appropriate for the circumstances they are facing, including by extending amortizations, adjusting payment schedules, or authorizing lump-sum payments. Existing mortgage regulations may also allow lenders to provide a temporary mortgage amortization extension—even past 25 years.

This guideline will ensure that Canadians are treated fairly and have equitable access to relief, without facing unnecessary penalties, internal bank fees, or interest charges, which will help more Canadians afford the impact of elevated interest rates.

Building More Affordable Housing

Rising interest rates and construction costs have made it more expensive to build housing. To ensure that Canada’s National Housing Strategy programs can continue to deliver new affordable homes for Canadians, especially for the most vulnerable, the federal government is taking action.

Budget 2023 announces the government’s intention to support the reallocation of funding from the National Housing Co-Investment Fund’s repair stream to its new construction stream, as needed, to boost the construction of new affordable homes for the Canadians who need them most.

Making Life More Affordable and Supporting the Middle Class    45

Investing in an Urban, Rural, and Northern Indigenous Housing Strategy

Access to safe and affordable housing is critical to improving health and social outcomes, and to ensuring a better future for Indigenous communities and children. That is why the federal government has committed more than $6.7 billion since 2015 to support housing in Indigenous communities.

In particular, Indigenous people living in urban, rural, and northern areas face unique challenges accessing adequate housing, and do not qualify for support that is provided to Indigenous people living on reserve. Delivering on the government’s previous commitment, Budget 2022 announced $300 million towards an Urban, Rural, and Northern Indigenous Housing Strategy, which is currently being co-developed with Indigenous partners.

Budget 2023 proposes to commit an additional $4 billion, over seven years, starting in 2024-25, to implement a co-developed Urban, Rural, and Northern Indigenous Housing Strategy.

A Housing Market That Works for Canadians

Homes should be for Canadians to live in—not a financial asset class. The federal government remains concerned with the financialization of housing across Canada, and introduced important measures in Budget 2022 to address it, including a two-year ban on foreign investment in Canadian housing, a tax on underused foreign-owned homes, the taxing of assignment sales, and ensuring that property flippers pay their fair share.

While large corporate investors own a significant share of Canada’s rental units and will play an important role in building new homes, the government recognizes that too many Canadians have experienced excessive renovictions, above-guideline rent increases, and other actions that have made rent more expensive. More needs to be done to ensure these homes are affordable for Canadians, which is why policy changes applicable to all large corporate landlords could be considered to ensure best outcomes on affordability and fair treatment of tenants.

The government is committed to ensuring that investor activity, especially among those who own a significant number of investment properties, is helping, not hurting, housing affordability in Canada and will review whether the government needs to rebalance the housing market in favour of Canadians looking for a home to live in.

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The government is also working with provinces and territories on the development of a Home Buyers’ Bill of Rights, which will help level the playing field for young, middle class, and new Canadians by making the process of buying a home more open, transparent, and fair. The Home Buyers’ Bill of Rights could include ensuring the legal right to a home inspection, requiring that real estate agents disclose whether they are representing both sides of a potential sale, and ensuring transparency on the history of sale prices.

To ensure the dream of home ownership is a possibility for all Canadians, Budget 2023 announces that the government will consult on changes required to remove regulatory barriers for homebuyers from diverse communities seeking access to alternative financing products.

Chapter 1

Making Life More Affordable and Supporting the Middle Class

millions of dollars

	2022-	2023-	2024-	2025-	2026-	2027-	Total
	2023	2024	2025	2026	2027	2028
1.1. Making Life More Affordable	2,475	814	0	0	0	0	3,289
A New Grocery Rebate for Canadians	2,475	0	0	0	0	0	2,475
Making Life More Affordable for Students	0	814	0	0	0	0	814
1.2. An Affordable Place to Call Home	0	0	300	500	500	600	1,900
Investing in an Urban, Rural, and Northern Indigenous Housing Strategy	0	0	300	500	500	600	1,900
Additional Investments – Making Life More Affordable and Supporting the Middle Class	0	6	24	25	0	0	55
National Housing Strategy Implementation	0	6	24	25	0	0	55
Operating funding for CMHC to support National Housing Strategy programs.
Chapter 1 - Net Fiscal Impact	2,475	820	324	525	500	600	5,243

Note: Numbers may not add due to rounding. A glossary of abbreviations used in this table can be found at the end of Annex 1.

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Chapter 2

Investing in Public Health Care and Affordable Dental Care

2.1 Investing in Public Health Care	52

Working Together to Improve Health Care for Canadians	54

Health Care Results and Accountability	56

Investing in Better Health Care Data	56

Encouraging More Doctors and Nurses to Practise in Rural and Remote Communities	57

Strengthening Retirement Saving for Personal Support Workers	57

Fighting Crime and Saving Lives: Combatting the Opioid Crisis	58

Implementing the 988 Suicide Prevention Line	60

Building the Shepody Healing Centre	60

Safeguarding Access to Abortion and Other Sexual and Reproductive Health Care Services	60

Improving Canada’s Readiness for Health Emergencies	61

2.2 Dental Care for Canadians	61

The New Canadian Dental Care Plan	62

Expanding Access to Dental Care	62

Investing in Better Dental Care Data	62

Chapter 2

Investing in Public Health Care and Affordable Dental Care

Canadians are proud of our universal publicly funded health care system. No matter how much money you make, or where you were born, or what your parents do, you will receive the care you need. For generations, this idea has been fundamental to who we are as Canadians.

However, our public health care system is not delivering the high-quality care that Canadians deserve. Patients seeking emergency care have found their emergency rooms overwhelmed. Surgeries have been postponed or cancelled. Our public health care system, and the workers who uphold it, are under enormous strain—a situation that was made worse by the pandemic, and which requires immediate action to deliver better care for Canadians.

To help ensure Canadians receive the care they need, Budget 2023 delivers an urgent, needed investment of $198.3 billion over the next ten years to strengthen our public health care system.

Budget 2023 also delivers the next steps in the government’s transformative plan to ensure Canadians have access to dental care.

With these significant investments—as well as new measures to address the shortage of health care professionals in rural and remote communities, to combat the opioid crisis, and to ensure that Canadians can receive sexual and reproductive health care and critical mental health support—Budget 2023 will help build a healthier Canada from coast to coast to coast.

Key Ongoing Actions

Since 2015, the federal government has made significant investments to strengthen our public health care system. These have included:

✓	Providing $10 billion to provinces and territories to strengthen home care, community care, and long-term care for seniors;

✓	Improving Canadians’ access to mental health services, including through $5 billion to provinces and territories to increase community-based mental health and addictions services;

✓

Delivering $6.5 billion through Canada Health Transfer top-ups to provinces and territories to address immediate pressures in our public health care system, in addition to annual Canada Health Transfer payments, which amount to $49.4 billion in 2023-24;

✓	Launching the Canada Dental Benefit for children under 12, which has already helped more than 240,000 children receive the dental care they need;

Investing in Public Health Care and Affordable Dental Care 51

✓	Providing $5.5 billion for primary care and public health on reserve, distinctions-based mental health support, and non-insured health benefits for First Nations and Inuit;

✓	$1.2 billion to support 248 health-related infrastructure projects in First Nation communities;

✓	Investing more than $800 million since 2017 through the Canadian Drugs and Substances Strategy to support a compassionate and evidence-based response to the overdose crisis; and

✓	Launching a Sexual and Reproductive Health Fund to help make sexual and reproductive health information and services—including access to abortion—more accessible for vulnerable populations.

2.1 Investing in Public Health Care

During the COVID-19 pandemic, the federal government stepped up to protect Canadians and safeguard our public health care system. The federal government provided unprecedented funding for provincial and territorial health systems, personal protective equipment, vaccines, treatments and testing, and public health measures for everything from schools to public transit.

Canada was able to weather the worst of the pandemic thanks to the support provided by the federal government, which amounted to eight out of every ten dollars spent to fight COVID-19. This significantly contributed to the budgetary surpluses that many provinces and territories enjoy today.

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If Canada had experienced the same COVID mortality rate as the United States, nearly 70,000 additional Canadians would have died—more than the populations of communities like Fredericton, North Bay, and Medicine Hat. Had the federal government not delivered unprecedented financial support, our health care system and economy would have collapsed, and many millions of Canadians would have been unable to make ends meet.

Federal investments saved lives, protected our health care system—and laid the groundwork for Canada’s remarkable economic recovery.

The provincial and territorial governments deliver health care with support from federal funding, which ensures that our collective Canadian commitment to the Canada Health Act is upheld.

In fact, it’s written right into the Canada Health Act that, as governments, we need to “protect, promote and restore the physical and mental well-being of residents of Canada and to facilitate reasonable access to health services without financial or other barriers.”

The federal government shields and protects this fundamental covenant with Canadians, enforcing our shared values in the Canada Health Act and delivering significant funding through the Canada Health Transfer.

The Canada Health Transfer grows in line with gross domestic product (GDP), and thanks to Canada’s strong recovery from the pandemic, will increase by 9.3 per cent in 2023-24 and provide $49.4 billion in health care funding to provinces and territories.

This support, when combined with the impact of nearly $25 billion provided annually through tax points, means the federal government supports roughly one-third of provincial and territorial health expenditures—as has been the case since 2004.

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Working Together to Improve Health Care for Canadians

In recent months, Canada’s universal public health system has been unable to deliver the high-quality care that Canadians expect.

Emergency rooms and pediatric hospitals are overwhelmed, Canadians are waiting too long for surgeries, and our health care workers are under enormous strain. Even long before COVID-19 first hit, and despite comparatively high levels of health care spending relative to many of our global peers, Canadians were not always receiving the access and health care outcomes they deserve.

The federal government is committed to supporting provinces and territories in delivering better health care results for Canadians.

Budget 2023 lays out the federal government’s plan to provide an additional $195.8 billion over ten years in health transfers to provinces and territories, including $46.2 billion in new funding through new Canada Health Transfer measures, tailored bilateral agreements to meet the needs of each province and territory, personal support worker wage support, and a Territorial Health Investment Fund. This funding is to be used to improve and enhance the health care Canadians receive, and is not to be used by provinces and territories in place of their planned health care spending.

The federal government will also work with Indigenous partners to provide additional support for Indigenous health priorities by providing $2 billion over ten years, which will be distributed on a distinctions basis through the Indigenous Health Equity Fund.

A strong and effective public health care system is essential to the well-being of Canadians—and is an important foundation of a growing, healthy economy. When people are healthy and can get the care they need before complications arise; when people don’t have to worry about losing health care when they move jobs, and don’t have to miss work and slow down their careers because they can’t receive the proper treatment—it makes our economy stronger.

With historic federal health investments and a range of new measures to ensure Canadians receive the care they need, Budget 2023 will help deliver the improvements to health care that Canadians expect and deserve.

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An Historic Federal Investment in Public Health Care

GDP-Driven Growth: As the Canada Health Transfer’s escalator is based on GDP growth, an additional $141.8 billion is projected to be provided over the next ten years through the Canada Health Transfer, over and above the $45.2 billion provided in 2022-23.

Canada Health Transfer Top-Up: The federal government will provide $2 billion in 2022-23 to address urgent pressures in emergency rooms, operating rooms, and pediatric hospitals, building on $6.5 billion in top-ups provided throughout the pandemic.

Canada Health Transfer Five Per Cent Guarantee: The federal government will provide top-up payments to achieve Canada Health Transfer increases of at least five per cent per year for the next five years. The last top-up payment will be rolled into the Canada Health Transfer base at the end of the five-year period, resulting in a permanent funding increase. This represents an estimated $17.1 billion over ten years in additional funding through the Canada Health Transfer.

Tailored Bilateral Agreements: The federal government will provide $25 billion over ten years through a new set of bilateral agreements to address individual provincial and territorial health system needs, such as expanding access to family health services, supporting health workers and reducing backlogs, increasing mental health and substance use support, and modernizing health systems.

Personal Support Worker Wage Support: The federal government will provide $1.7 billion over five years to support hourly wage increases for personal support workers and related professions.

Territorial Health Investment Fund: The federal government will provide $350 million over ten years in recognition of medical travel and the higher cost of delivering health care in the territories.

Investing in Public Health Care and Affordable Dental Care 55

Health Care Results and Accountability

More funding isn’t enough to deliver better health care outcomes. That is why, in exchange for the new funding, the government has asked provinces and territories to:

✓	Ensure that new federal investments are used in addition to provincial spending, and that provinces and territories do not divert away health care funding of their own;

✓	Uphold the Canada Health Act and use new federal spending to strengthen Canada’s public health care system;

✓

Streamline foreign credential recognition for internationally educated health professionals and advance multi-jurisdictional credential recognition so that Canada’s well-trained health care professionals can work wherever there is need;

✓	Improve how health information is collected, shared, used, and reported to Canadians, and adopt common data standards;

✓

Develop action plans to measure and report progress to Canadians, including: improved access to family health services, mental health and substance use services, supporting health care workers, and reducing backlogs and wait lists; and,

✓	Commit to reconciliation with Indigenous Peoples, including fair and equitable access to quality and culturally safe health care services.

What gets measured, gets done. The federal government is prepared to measure and report annual progress on common indicators and is requiring the provincial and territorial governments to do the same.

Investing in Better Health Care Data

In addition to providing funding to provinces and territories, the federal government will also provide $505 million over five years, starting in 2023-24, to the Canadian Institute for Health Information, Canada Health Infoway, and other federal data partners. Together, these organizations will work with provinces and territories to develop new health data indicators, support the creation of a Centre of Excellence on health worker data, advance digital health tools and an interoperability roadmap, and support provincial and territorial efforts to use data to improve the safety and quality of health care.

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Encouraging More Doctors and Nurses to Practise in Rural and Remote Communities

Many rural and remote communities lack access to primary health care because of a shortage of health professionals. As one way to address this shortage, the federal government introduced student loan forgiveness for doctors and nurses who work in underserved rural or remote communities. While this measure has helped many underserved rural and remote communities across Canada, there are still many who don’t qualify under the current loan forgiveness program design.

Budget 2023 proposes to provide $45.9 million over four years, starting in 2024-25, with $11.7 million ongoing, to Employment and Social Development Canada to expand the reach of the Canada Student Loan Forgiveness program to more rural communities, including all communities with populations of 30,000 or fewer, like Sheet Harbour, Nova Scotia. Currently eligible communities with a population over 30,000 will remain eligible until the 2026 Census.

This complements the Budget 2022 decision to increase the Canada Student Loan Forgiveness amount by 50 per cent for eligible doctors and nurses. The government is continuing to examine eligible occupations for loan forgiveness. Quebec, Nunavut, and the Northwest Territories, which do not participate in the Canada Student Loans program, can receive federal funding to provide their own comparable support.

Strengthening Retirement Saving for Personal Support Workers

Personal support workers are the backbone of long-term care for our seniors and for persons with disabilities. Personal support workers perform jobs that are mentally and physically exhausting, but they often do not enjoy the same job protections, compensation, and benefits as their peers in the health care sector.

To complement the investments the federal government has made to improve the state of long-term care facilities, including the working conditions and wages of personal support workers, the government is proposing new investments to support Canada’s personal support workers.

Budget 2023 proposes to provide up to $50 million over five years, starting in 2023-24, to Employment and Social Development Canada to develop and test innovative solutions to strengthen the retirement savings of personal support workers without workplace retirement security coverage.

Investing in Public Health Care and Affordable Dental Care 57

Fighting Crime and Saving Lives: Combatting the Opioid Crisis

Too many communities and families have been ravaged by toxic illegal drug supplies. We must save and rebuild lives and communities. We must end the opioid crisis through increased access to evidence-based services and supports including harm reduction, treatment and recovery, prevention, and by aggressively dismantling criminal drug trafficking organizations. The overdose crisis and toxic illegal drug supplies take the lives of an average of 20 Canadians per day—many of which are experiencing homelessness—resulting in immeasurable strain on our communities, health care systems, and local social services.

In addition to tackling drug trafficking and targeting criminal organizations, since 2017, the federal government has invested more than $800 million through the Canadian Drugs and Substances Strategy, restored harm reduction as an essential pillar of the strategy, and worked to support a compassionate and evidence-based response to the overdose crisis and the stigma associated with it.

Health Canada has authorized safe consumption sites to provide a safe space for tens of thousands of Canadians dealing with substance use issues. Health care workers have been able to treat 42,000 overdoses, without a single death on site. This is saving lives in communities across the country.

Among other improvements to health care services for Canadians, new funding of $46.2 billion for provinces and territories will help provide Canadians with access to timely, equitable mental health and substance use services. To complement these investments:

Budget 2023 proposes to provide a total of $359.2 million over five years, starting in 2023-24, with $5.7 million ongoing and $1.3 million in remaining amortization, to support a renewed Canadian Drugs and Substances Strategy, which would guide the government’s work to save lives and protect the health and safety of Canadians. This includes:

-

$144 million over five years, starting in 2023-24, to Health Canada for the Substance Use and Addictions Program to fund community-based supports, including safer supply, supervised consumption sites, and other evidence-based health interventions;

-	$20.2 million over five years, starting in 2023-24, to the Public Health Agency of Canada for a new community-based program to prevent substance use among young people;

-

$73.9 million over five years, starting in 2023-24, with $4.6 million ongoing, to Health Canada to streamline authorizations for supervised consumption sites and drug checking services, scale-up access to safer supply, and evaluate innovative approaches;

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-

$50.8 million over five years, starting in 2023-24, with $1.1 million ongoing and $1.3 million in remaining amortization, to Health Canada; and $16 million over five years, starting in 2023-24, to the Public Health Agency of Canada to support vital data collection on substance-related harms and lab-based analysis of the illegal drug supply;

-	$4.6 million over five years, starting in 2023-24, to Public Safety Canada to develop an overdose monitoring app for paramedics and other first responders; and,

-

$42 million over five years, starting in 2023-24, to the Royal Canadian Mounted Police; $6.2 million over five years, starting in 2023-24, to Public Services and Procurement Canada; and $1.6 million over five years, starting in 2023-24, sourced from existing resources, to Global Affairs Canada to take further action to work with our partners to tackle drug trafficking and stem the global flow of these devastating substances.

Improving Mental Health Services for Canadians

Since 2015, the federal government has made it a priority to invest in mental health services for Canadians. Key investments include:

✓  $5 billion over ten years to provinces and territories, starting in 2017-18, to improve and increase the availability of mental health and addiction services;

✓  Over $240 million since 2020-21 for the Wellness Together Canada portal, which provides Canadians with free tools and services to support their mental health and well-being;

✓  $100 million over three years, starting in 2021-22, to support projects for innovative mental health interventions for populations disproportionately impacted by COVID-19, including health care workers, frontline workers, youth, seniors, persons with disabilities, Indigenous people, and racialized communities;

✓  $25 million over five years, starting in 2019-20, and $5 million ongoing, to support a pan-Canadian suicide prevention service to provide people across Canada with access to bilingual 24/7 crisis support from trained responders; and,

✓  More than $1.5 billion over six years, starting in 2021-22, to support trauma-informed, culturally appropriate, Indigenous-led services to improve mental wellness, including over $825 million through Budget 2021 and Budget 2022 to support distinctions-based mental health and wellness strategies with First Nations, Inuit, and Métis.

Investing in Public Health Care and Affordable Dental Care 59

Implementing the 988 Suicide Prevention Line

It’s important that people know they are not alone, and those suffering from suicidal thoughts need to be able to access timely, urgent support. The federal government is committed to making sure that all Canadians have access to critical mental health resources and suicide prevention services, when they need it, no matter where they live.

As of November 30, 2023, Canadians will be able to call or text 988 at any time to access quality, effective, and immediate suicide prevention and mental health crisis support.

Budget 2023 proposes to provide $158.4 million over three years, starting in 2023-24, to the Public Health Agency of Canada to support the implementation and operation of 988.

The federal government is undertaking a review to establish a long-term funding mechanism for this service in 2025-26.

Building the Shepody Healing Centre

The federal government is committed to ensuring Canadians have access to the mental health services they need.

Budget 2023 proposes to accelerate the construction of the Shepody Healing Centre in Dorchester, New Brunswick.

Safeguarding Access to Abortion and Other Sexual and Reproductive Health Care Services

The overturning of Roe v. Wade in the United States served as a reminder that we must continue to do everything we can to protect Canadians’ access to the full spectrum of sexual and reproductive health care services, including abortion care.

With a woman’s right to choose under threat around the world, the federal government is ensuring that abortion services are accessible across Canada. The federal government is committed to ensuring that no Canadian pays out of pocket to receive an abortion. Abortion is health care, and the federal government will continue to withhold Canada Health Transfer payments to provinces and territories that allow any patient charges for abortion services.

In Budget 2023, the government is continuing to reduce existing barriers to care and ensuring that Canadians have access to accurate, culturally safe information about sexual and reproductive health care.

Budget 2023 proposes to provide $36 million over three years, starting in 2024-25, to Health Canada to renew the Sexual and Reproductive Health Fund. This fund supports community-based organizations that help make access to abortion, as well as other sexual and reproductive health care information and services, more accessible for vulnerable populations.

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Improving Canada’s Readiness for Health Emergencies

Vaccines and other cutting-edge life-science innovations have helped us to take control of the COVID-19 pandemic. To support these efforts, the federal government has committed significant funding towards the revitalization of Canada’s biomanufacturing sector through a Biomanufacturing and Life Sciences Strategy. To date, the government has invested more than $1.8 billion in 32 vaccine, therapeutic, and biomanufacturing projects across Canada, alongside $127 million for upgrades to specialized labs at universities across the country. Canada is building a life sciences ecosystem that is attracting major investments from leading global companies, including Moderna, AstraZeneca, and Sanofi.

To build upon the progress of the past three years, the government will explore new ways to be more efficient and effective in the development and production of the vaccines, therapies, and diagnostic tools that would be required for future health emergencies. As a first step, the government will further consult Canadian and international experts on how to best organize our readiness efforts for years to come.

2.2 Dental Care for Canadians

Dental care is an important component of our health, but seeing a dentist can be expensive. A third of Canadians currently do not have dental insurance, and in 2018, more than one in five Canadians reported avoiding dental care because of the cost. Delaying preventative care can have wide-reaching impacts, including costlier treatments, worsening health outcomes, and time away from school and work.

To make dental care affordable for more Canadians, the federal government has committed to providing dental care for uninsured Canadians with family income of less than $90,000 annually, starting with children under 12-years-old.

In September 2022, the government announced the creation of the Canada Dental Benefit, and applications opened in December. The Canada Dental Benefit is now providing eligible parents or guardians with direct, up-front, tax-free payments of up to $1,300 over two years, per child, to cover the cost of dental care for their children. To date, the Canada Dental Benefit has helped more than 240,000 children receive the dental care they need.

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The New Canadian Dental Care Plan

It isn’t just children who need affordable dental care. Across Canada, millions of Canadians are avoiding the dental care they need because it costs too much—and nobody should have to choose between taking care of their teeth and being able to pay the bills at the end of the month.

In Budget 2023, the federal government is moving forward with a transformative investment to provide dental care to Canadians who need it.

Budget 2023 proposes to provide $13.0 billion over five years, starting in 2023-24, and $4.4 billion ongoing to Health Canada to implement the Canadian Dental Care Plan. The plan will provide dental coverage for uninsured Canadians with annual family income of less than $90,000, with no co-pays for those with family incomes under $70,000. The plan would begin providing coverage by the end of 2023 and will be administered by Health Canada, with support from a third-party benefits administrator. Details on eligible coverage will be released later this year.

Expanding Access to Dental Care

In addition to cost, other factors may also prevent Canadians from accessing the dental care they need, such as living in a remote community, or requiring specialized care due to a disability.

Budget 2023 proposes to provide $250 million over three years, starting in 2025-26, and $75 million ongoing to Health Canada to establish an Oral Health Access Fund. The fund will complement the Canadian Dental Care Plan by investing in targeted measures to address oral health gaps among vulnerable populations and reduce barriers to accessing care, including in rural and remote communities.

Investing in Better Dental Care Data

Existing data on oral health in Canada is limited and cannot be disaggregated by region or socio-economic characteristics—restricting the government’s ability to support those who need it most.

Budget 2023 proposes to provide $23.1 million over two years, starting in 2023-24, to Statistics Canada to collect data on oral health and access to dental care in Canada, which will inform the rollout of the Canadian Dental Care Plan.

Of these combined investments, $6 billion over four years, starting in 2024-25, and $1.7 billion ongoing would be sourced from the existing dental care funding provided through Budget 2022.

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Chapter 2

Investing in Public Health Care and Affordable Dental Care

millions of dollars

	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total

2.1. Investing in Public Health Care	2,000	3,255	3,336	4,399	4,899	5,473	23,362

Working Together to Improve Health Care for Canadians	2,000	3,060	3,068	4,116	4,702	5,280	22,226

Investing in Better Health Care Data	0	115	115	115	80	80	505

Encouraging More Doctors and Nurses to Practise in Rural and Remote Communities	0	0	11	11	12	12	46

Strengthening Retirement Saving for Personal Support Workers	0	2	3	10	14	21	50

Less: Funds Sourced From Existing Departmental Resources	0	0	0	0	0	0	-1

Fighting Crime and Saving Lives: Combatting the Opioid Crisis	0	41	77	80	79	82	359

Less: Funds Sourced From Existing Departmental Resources	0	0	0	0	0	0	-2

Implementing the 988 Suicide Prevention Line	0	43	55	60	0	0	158

Less: Funds Sourced From Existing Departmental Resources	0	-5	-5	-5	0	0	-15

Safeguarding Access to Abortion and Other Sexual and Reproductive Health Care Services	0	0	12	12	12	0	36

2.2. Dental Care for Canadians	0	117	983	1,817	1,940	2,458	7,315

The New Canadian Dental Care Plan	0	107	2,038	3,267	3,540	4,058	13,010

Less: Funds Previously Provisioned in the Fiscal Framework	0	0	-1,069	-1,500	-1,700	-1,700	-5,969

Expanding Access to Dental Care	0	0	0	50	100	100	250

Investing in Better Dental Care Data	0	10	13	0	0	0	23

Additional Investments – Investing in Public Health Care and Affordable Dental Care	0	246	232	150	10	0	639

Supporting the Public Health Agency of Canada	0	246	232	150	10	0	639

Funding proposed for PHAC to help maintain the Agency’s core capacities and secure new antimicrobials for Canadians.

Chapter 2 - Net Fiscal Impact	2,000	3,618	4,551	6,367	6,849	7,932	31,316

Note: Numbers may not add due to rounding. A glossary of abbreviations used in this table can be found at the end of Annex 1.

Investing in Public Health Care and Affordable Dental Care 63

Chapter 3

A Made-In-Canada Plan: Affordable Energy, Good Jobs, and a Growing Clean Economy

A Strong Foundation	69

A Safe, Smart, and Competitive Place to Do Business	69

The Opportunities Ahead	70

The Challenges We Face	71

A Made-In-Canada Plan: Affordable Energy, Good Jobs, and a Growing Clean Economy	73

3.1 Investing in Clean Electricity	76

An Investment Tax Credit for Clean Electricity	79

A Clean Electricity Focus for the Canada Infrastructure Bank	80

Supporting Clean Electricity Projects	81

The Atlantic Loop	81

3.2 A Growing, Clean Economy	82

An Investment Tax Credit for Clean Technology Manufacturing	83

Securing Major Battery Manufacturing in Canada	84

Delivering the Canada Growth Fund	85

An Investment Tax Credit for Clean Hydrogen	88

Growing Canada’s Biofuels Sector	89

Enhancing the Reduced Tax Rates for Zero-Emission Technology Manufacturers	90

Supporting Clean Technology Projects	90

Expanding Eligibility for the Clean Technology Investment Tax Credit	91

Getting Major Projects Done	92

Enhancing the Carbon Capture, Utilization, and Storage Investment Tax Credit	93

3.3 Investing in Canadian Workers	94

Fair Pay for Workers Who Build the Clean Economy	96

Ensuring Fairness for Canadian Workers with Federal Reciprocal Procurement	96

Doubling the Tradespeople’s Tool Deduction	97

Supporting Employee Ownership Trusts	99

Investing in Canada’s Labour Market Transfer Agreements	99

Continuing to Support Seasonal EI Claimants	99

Protecting Federally Regulated Gig Workers	100

Protecting Jobs with Timely Access to Work-Sharing Agreements	100

Continuing Support for the Student Work Placement Program	101

Prohibiting the Use of Replacement Workers	101

3.4 Reliable Transportation and Resilient Infrastructure	101

Strengthening Canada’s Trade Corridors	102

Delivering Canada’s Infrastructure Funding	104

Supporting Resilient Infrastructure Through Innovation	106

Investing in VIA Rail Trains and Services	106

Investing in the Canadian Coast Guard	106

Safe and Reliable Ferry Services in Eastern Canada	107

Redeveloping the Bonaventure Expressway and Supporting Transportation Infrastructure in Montreal	107

Delivering the Lac-Mégantic Rail Bypass Project	108

3.5 Investing in Tomorrow’s Technology	108

Review of the Scientific Research and Experimental Development Tax Incentive Program	109

Using College Research to Help Businesses Grow	111

Supporting Canadian Leadership in Space	111

Investing in Canada’s Forest Economy	112

Establishing the Dairy Innovation and Investment Fund	112

Supporting Farmers for Diversifying Away from Russian Fertilizers	113

Providing Interest Relief for Agricultural Producers	113

Maintaining Livestock Sector Exports with a Foot-and-Mouth Disease Vaccine Bank	113

Chapter 3

A Made-In-Canada Plan: Affordable Energy, Good Jobs, and a Growing Clean Economy

Today, the world’s major economies are moving at an unprecedented pace to fight climate change, retool their economies, and build the net-zero industries of tomorrow. At the same time, our closest allies are looking to shift their economic dependence away from dictatorships and towards stable, reliable democracies like our own.

Together, these two shifts represent a significant economic opportunity for Canada.

At the turn of the last century, the new Transcontinental Railway connected Canada and the Canadian economy for the first time. It was a major national project, ushering in a new generation of prosperity for a growing country. The prosperity it brought was not shared equally—with Indigenous Peoples, with women, or with new Canadians. But the Canada we know today would not exist without it.

With the race to build the global clean economy already underway, there is a new national project in front of us: to build our generation’s version of the Transcontinental Railway—one that will protect our environment, grow our economy, and ensure every single Canadian can share in the prosperity we will create together.

Canada has the potential to become a clean electricity superpower with a cross- Canada electricity grid that is more sustainable, more secure, and more affordable.

The measures proposed in this Budget are important steps toward that goal.

From the resource workers that mine critical minerals or provide clean energy to the world, to the engineers designing next generation batteries, to the autoworkers assembling the electric vehicles people want to buy, we can ensure that Canadians produce the goods and resources that Canada and our allies will need for generations to come. We will help Canadian businesses grow, and we will make it easier for them to invest in our communities—right across Canada—and create good careers for Canadians.

This is a country of big ideas, big opportunities, and hardworking people who can do big things.

We have an opportunity to build a thriving, sustainable made-in-Canada clean economy—for ourselves, for our children, and for our grandchildren, in every corner of our country.

Now is the time to seize it.

Budget 2023 lays out the next steps in the government’s plan to build Canada’s clean economy—one that is good for workers, good for business, good for the environment, and which makes life more affordable for Canadians from coast-to-coast-to-coast.

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Snapshot of Recent Major Investment Decisions in Canada

Over the past year, a number of significant investment commitments have been made in Canada, which will help to build the economy of the future. Some examples include:

✓  Spring 2022: Honda, General Motors, and Stellantis all announced plans to invest in their existing assembly plants to help support the production of hybrid and electric vehicles in Canada. Together these multibillion projects will be supported by $919.6 million in federal funding.

✓  Summer 2022: The government announced support for projects across Canada, including up to $100 million to minimize the carbon footprint and improve worker safety at BHP’s $7.5 billion Jansen Stage 1 mine in Saskatchewan. In Ontario, Umicore announced its plan to invest $1.5 billion in a net-zero facility that will produce essential components of electric vehicle batteries.

✓  Fall 2022: In Quebec, Rio Tinto Fer et Titane announced its plans to increase its production of critical minerals, cut emissions, and help build clean technology supply chains, supported by up to $222 million in federal funding. Nokia also announced a $340 million project to expand its Ottawa facility and revitalize its laboratories with the goal to further advance wireless technology research and development in Canada.

✓  Winter 2022-23: In March 2023, Volkswagen announced that its subsidiary, PowerCo, will build its first overseas electric vehicle battery manufacturing ‘gigafactory’ in St. Thomas, Ontario. MEDTEQ+ announced it will invest in a $154 million envisAGE Network, supported by $47 million in federal funding, that will help bring together industry, health experts, and investors to commercialize new health technologies. Together with Ontario, the federal government announced it will support the Oneida Energy storage project, which will be the largest electricity battery storage project in Canada.

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A Strong Foundation

Since 2015, the federal government has taken action to build Canada’s clean economy and create good middle class jobs. This includes:

✓	Putting in place a federal carbon pricing system, which puts money back in the pockets of Canadians and gives businesses the flexibility to decide how best to reduce their emissions;

✓	$15 billion for the Canada Growth Fund to incentivize private sector investment into projects and companies that will grow Canada’s clean economy at speed and scale;

✓	$8 billion for the Net Zero Accelerator to make large-scale investments in clean technologies;

✓	$4.2 billion for the Low Carbon Economy Fund to support the installation of emission-reducing technologies for provinces and territories, businesses, Indigenous communities, and other organizations;

✓	$3.8 billion for Canada’s Critical Minerals Strategy, which will help make Canada a global supplier of choice for the critical minerals that are the bedrock of clean and digital technologies;

✓	$3.9 billion to make zero-emission vehicles more affordable for Canadians and Canadian businesses, and to build new charging stations across Canada;

✓	$1.5 billion for the Clean Fuels Fund to encourage investment in the production of clean fuels, including clean hydrogen and biofuels;

✓	$4.7 billion for the National Trade Corridors Fund for investments in our ports, roads, railways, and airports;

✓

$33.5 billion for the Investing in Canada Infrastructure Program to support new investments in public transit; green infrastructure; community, culture and recreation infrastructure; and rural and northern communities;

✓	$35 billion for the Canada Infrastructure Bank to attract private capital to major infrastructure projects and help build more infrastructure across the country; and,

✓	$2.6 billion for the new Canada Innovation Corporation, which will support Canadian businesses in investing in research and development.

A Safe, Smart, and Competitive Place to Do Business

Investments the government has made since 2015 have built upon Canada’s existing competitive advantages, which have made us a destination of choice for investments in the global clean economy. Our competitive advantages include:

✓

A free and stable democracy, home to a diverse population and an inclusive society—one that is supported by publicly funded health care, dental care, child benefits, and affordable early learning and child care;

✓	Leading education and research institutions that have produced the most educated workforce in the world;

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✓

Preferential access to global markets through 15 free trade agreements, which cover 51 countries with nearly 1.5 billion consumers, representing two-thirds of the global economy, making Canada the only member of the G7 with free market access to every other G7 country;

✓	Abundant supplies of critical minerals and metals, clean energy, and technologies needed to power the global clean economy;

✓	A strong and stable, and accessible financial system; and,

✓	A competitive corporate income tax system, including the lowest marginal effective tax rate on new business investment in the G7.

The Opportunities Ahead

The accelerating transition to net-zero has started a global race to attract investment as our friends and allies build their clean economies. Canada must keep pace. We cannot afford to fall behind.

Investments in strengthening Canada’s competitiveness in the clean economy will not only promote the shift towards net-zero and reduce pollution. They will also deliver good middle class jobs for Canadian workers in communities right across Canada.

For example, the International Energy Agency estimates the global market for clean technology manufacturing alone will triple by 2030, to US$650 billion per year. Many of the careers in the clean technology manufacturing sector do not require a university degree, and even at this early stage of development, the average worker compensation in this sector in 2021 was $90,252—well above Canada’s economy-wide average of $69,311.

Seizing our opportunity to lead the way in rapidly expanding global industries will ensure Canada can create the good middle class jobs needed to build more vibrant communities from coast-to-coast-to-coast.

At the same time, the pandemic and Russia’s illegal invasion of Ukraine exposed strategic economic vulnerabilities among many of the world’s democracies. Our allies are moving at speed to limit their dependence on dictatorships by building their critical supply chains through democracies like our own.

This shift, often referred to as ‘friendshoring,’ represents a significant economic opportunity for Canada and Canadian workers. As a stable democracy with a skilled workforce and a rich endowment of natural resources, Canada can reap the benefits of becoming a reliable supplier of critical goods for our democratic allies.

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The Challenges We Face

Despite our competitive advantages and the foundational investments we have made in building Canada’s clean economy over the past seven years, there are two fundamental challenges that Canada must address.

First, many of the investments that will be critical for the realignment of global supply chains and the net-zero future are large-scale, long-term investments. Some investments may require developing infrastructure, while others may require financial incentives or a patient source of financial capital. For Canada to remain competitive, we must continue to build a framework that supports these types of investments in Canada—and that is what we are doing.

Second, the recent passage of United States’Inflation Reduction Act (IRA) poses a major challenge to our ability to compete in the industries that will drive Canada’s clean economy.

Canada has taken a market-driven approach to emissions reduction. Our world-leading carbon pollution pricing system not only puts money back in the pockets of Canadians, but is also efficient and highly effective because it provides a clear economic signal to businesses and allows them the flexibility to find the most cost-effective way to lower their emissions. At the same time, it also increases demand for the development and adoption of clean technologies.

In contrast, the United States has chosen to rely heavily on new industrial subsidies to reduce its emissions. The IRA has introduced subsidies for the production of clean technologies and clean products. The IRA’s federal clean growth incentives are officially estimated at US$369 billion by the U.S. Congressional Budget Office, though a number of observers estimate the final total will be significantly higher. As a result of these uncapped subsidies, private sector estimates suggest that the IRA could mobilize as much as US$1.7 trillion of private and public investments in the U.S. clean economy over ten years.

As the United States’ closest trading partner—and with our economies so closely intertwined—Canada stands to benefit from the IRA, both from the accelerated pace of technological development, and from new opportunities in North American supply chains for clean energy and technologies. The IRA also offers tax credits to U.S. consumers for purchasing electric vehicles (EVs) produced in North America. The Government of Canada led a relentless advocacy and outreach effort to ensure that the tax credits would apply to Canadian production, given the integrated nature of Canada-U.S. supply chains in the auto sector. This ‘Buy North American’ policy stands to benefit both Canada and the United States, and ensures that the supply of critical minerals processed, and batteries manufactured, in Canada supports a continued partnership in auto-making.

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Canada has all of the fundamentals required to build one of the strongest clean economies in the world. However, without swift action, the sheer scale of U.S. incentives will undermine Canada’s ability to attract the investments needed to establish Canada as a leader in the growing and highly competitive global clean economy.

If Canada does not keep pace, we will be left behind. If we are left behind, it will mean less investment in our communities, and fewer jobs for an entire generation of Canadians.

We will not be left behind.

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A Made-In-Canada Plan: Affordable Energy, Good Jobs, and a Growing Clean Economy

Building on the foundation the government has been laying since 2015, Budget 2023 delivers a series of major investments to ensure Canada’s clean economy can deliver prosperity, middle class jobs, and more vibrant communities across Canada.

With new investments in clean electricity—the driving force of a clean economy—we will build a national electrical grid that connects Canadians from coast-to-coast-to-coast, and delivers cleaner, more affordable electricity to Canadians and Canadian businesses.

We will deliver investments to put Canadian workers and Canadian businesses at the heart of essential global supply chains, and we will become the reliable supplier of the goods and resources that a net-zero world will need.

Our made-in-Canada plan is centered on three tiers of federal financial incentives that will attract new investment, create good middle class jobs, and build Canada’s clean economy. These include:

✓

An anchor regime of clear and predictable investment tax credits, which will be broadly accessible to eligible organizations. In addition, many of these new credits will be accompanied by provisions to ensure that workers see the benefits of a clean economy;

✓	Low-cost strategic financing; and,

✓	Targeted investments and programming, where necessary, to respond to the unique needs of sectors or projects of national economic significance.

These investments will be underpinned by Canada’s pollution pricing systems and large-emitter credit markets, which Budget 2023 proposes to reinforce with other tools, such as contracts for difference. Together these instruments set a framework for boosting overall investment, while leveraging the expertise of the private sector to determine how to invest based on how the global clean economy evolves. Together, they will incentivize businesses to reduce their emissions, become leaders in the global clean economy, and create new middle class jobs for Canadians.

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Canada’s Plan for a Clean Economy

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• Establishing a National Supply Chain Strategy with strategic trade corridor investments.
Strengthening Trade

•  Ensuring preferred free trade access to the whole G7, and two-thirds of global consumers through the new NAFTA, the Canada-European Union Comprehensive Economic and Trade Agreement (CETA), and the Comprehensive and Progressive Agreement for Trans- Pacific Partnership, while securing Canada’s share of global investment.

• Canada’s inclusion in the U.S. Inflation Reduction Act for electric vehicle incentives and critical minerals used in electric vehicle battery production.

• Spurring business research and development through the creation of the Canada Innovation Corporation for both new and established industries.
Increasing Innovation and Productivity	• Supporting invention and innovation through global innovation clusters, intellectual property, and funding for advanced research, artificial intelligence, quantum, genomics, and life sciences.
• Modernizing Canada’s world class advanced research infrastructure through investments in facilities at the National Research Council and university and college campuses across Canada.
• Maintaining a highly competitive regime of corporate taxation.
• Building Canada’s infrastructure through the Investing in Canada Infrastructure Program, the Canada Infrastructure Bank, and other infrastructure programming.

• Substantial funding for health care, child benefits, and affordable early learning and child care.
• Ensuring Canadian workers benefit from investment tax credits that require fair wages and apprenticeships.
Investing in People and a Canada that Works for Everyone	• Responding to labour shortages, including in health care, manufacturing and building trades, through ambitious immigration targets and mid-career training.
• Providing targeted tax supports for Canadian tradespeople through the labour mobility deduction and the doubling of the deduction for tool expenses.

•  Preparing our workforce for high-quality jobs through skills development, including the Sectoral Workforce Solutions Program, Skills for Success, the Union Training and Innovation Program, and the Apprenticeship Service.

• Supporting Canada’s students and youth through student grants and loans programming.

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3.1 Investing in Clean Electricity

The growing clean economy—both here in Canada and around the world—will depend almost entirely on clean electricity.

Fortunately, Canada already has one of the cleanest electricity grids in the world. Roughly 83 per cent of our electricity comes from non-emitting sources, such as hydroelectricity, wind, solar, and nuclear.

However, if we are to preserve this advantage and position Canada to compete in the next generation of electricity-intensive sectors, such as clean hydrogen and green steel and aluminum, significant investments must be made today. Industry’s need for electricity is only slated to grow.

Electricity’s importance to Canadians will also increase. From powering our cars to providing a clean, secure, and affordable source of energy in communities across Canada, investments in clean electricity today will make life more affordable for Canadians in the years and decades to come. To reach our goal of achieving net-zero emissions by 2050—and to power our homes, vehicles, and industries for generations to come—Canada must become a clean electricity superpower.

As electricity becomes the main source of energy, daily and seasonal demand peaks will become more pronounced. Canada will need to invest heavily in renewable generation, to meet this demand. At the same time, some renewable energy generation, such as solar and wind, can vary with the weather and season.

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This will necessitate larger generation capacity and enhanced transmission networks to ensure the reliability of our electrical grids. Canada’s electricity demand is expected to double by 2050 (Chart 3.3), and to meet this increased demand with a sustainable, secure, and affordable grid, our electricity capacity must increase by 2.2 to 3.4 times compared to current levels (Chart 3.4).

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Such a significant expansion of clean, secure, and affordable electricity will require massive new investments in power generation and transmission. Given the long lead times and high upfront costs for electricity generation and transmission projects—and with our allies and partners set to invest heavily in preparing their own electrical grids for the future—Canada needs to move quickly to avoid the consequences of underinvestment.

Underinvestment in Canada’s electrical grid today would risk our ability to power our economy and deliver cleaner and cheaper energy to Canadians. It would hamstring Canada’s electricity-intensive manufacturing sector, and impede the development of new electricity-intensive sectors, such as hydrogen, that can be a source of good middle class jobs for generations to come.

Put simply, Canada’s economic prosperity depends on significant investments today in building a sustainable, secure, and affordable electricity grid. Abundant and low-cost clean electricity will underpin the investments needed to create middle class jobs, provide the energy that will power our daily lives and the entire Canadian economy, and provide more affordable energy to millions upon millions of Canadian homes.

In Budget 2023, the federal government is proposing significant investments to accelerate the supply and transmission of clean electricity. We will expand Canada’s electricity grid, connect it from coast-to-coast-to-coast, and ensure that Canadians and Canadian businesses have access to cleaner and cheaper energy into the next century.

This made-in-Canada plan follows the federal tiered structure to incent the development of Canada’s electricity sector and provide additional support for projects that need it. This plan includes:

✓	A clear and predictable investment tax credit as the anchor that offers foundational support for investments in clean electricity;

✓	Beyond this investment tax credit, as needed, low-cost and abundant financing through a targeted focus on clean electricity from the Canada Infrastructure Bank; and,

✓	Targeted electricity programs, where needed, to ensure critical projects get built.

This plan introduces the necessary tools to put Canada’s electricity sector on the path to reduce its emissions to net-zero from the 56 Mt CO2-equivalent in 2020, and to meet its commitment to achieve a net-zero electricity grid by 2035.

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An Investment Tax Credit for Clean Electricity

Canada’s electrical system includes a mix of private, public, and Indigenous-owned assets. The government believes a clear and predictable incentive that is available to this range of asset owners is needed to accelerate our progress toward a net-zero grid.

By extending support to a broad base of clean electricity technologies and proponents, we can accelerate the investments needed to expand the capacity of our clean electricity grid and ensure it delivers more sustainable, more secure, and more affordable electricity across Canada.

To support and accelerate clean electricity investment in Canada, Budget 2023 proposes to introduce a 15 per cent refundable tax credit for eligible investments in:

-	Non-emitting electricity generation systems: wind, concentrated solar, solar photovoltaic, hydro (including large-scale), wave, tidal, nuclear (including large-scale and small modular reactors);

-	Abated natural gas-fired electricity generation (which would be subject to an emissions intensity threshold compatible with a net-zero grid by 2035);

-	Stationary electricity storage systems that do not use fossil fuels in operation, such as batteries, pumped hydroelectric storage, and compressed air storage; and,

-	Equipment for the transmission of electricity between provinces and territories.

Both new projects and the refurbishment of existing facilities will be eligible.

Taxable and non-taxable entities such as Crown corporations and publicly owned utilities, corporations owned by Indigenous communities, and pension funds, would be eligible for the Clean Electricity Investment Tax Credit.

The Clean Electricity Investment Tax Credit could be claimed in addition to the Atlantic Investment Tax Credit, but generally not with any other investment tax credit.

The Clean Electricity Investment Tax Credit would be available as of the day of Budget 2024 for projects that did not begin construction before the day of Budget 2023. The Clean Electricity Investment Tax Credit would not be available after 2034.

Labour requirements, including ensuring that wages paid are at the prevailing level, and that apprenticeship training opportunities are being created, will need to be met to receive the full 15-per-cent tax credit. If labour requirements are not met, the credit rate will be reduced by ten percentage points. These labour requirements will come into effect on October 1, 2023. The government will consult with labour unions and other stakeholders to refine these labour requirements in the months to come.

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In order to access the tax credit in each province and territory, other requirements will include a commitment by a competent authority that the federal funding will be used to lower electricity bills, and a commitment to achieve a net-zero electricity sector by 2035.

The Department of Finance will engage with provinces, territories, and other relevant parties to develop the design and implementation details of the Clean Electricity Investment Tax Credit. The government will also conduct targeted consultations on the possibility to introduce reciprocal treatment in light of some of the eligibility conditions associated with certain tax credits under the U.S. Inflation Reduction Act.

With respect to intra-provincial transmission, the government will consult on the best means, whether through the tax system or in other ways, of supporting and accelerating investments in projects that could be considered critical to meeting the 2035 net zero objective.

Budget 2023 clean electricity measures would be able to support projects across the North that support the transition away from diesel and in meeting emissions goals, including the Atlin Hydro Expansion Project, the Taltston Hydro Expansion Project, and the Kivalliq Hydro-Fibre Link.

The Clean Electricity Investment Tax Credit is expected to cost $6.3 billion over four years starting in 2024-25, and an additional $19.4 billion from 2028-29 to 2034-35.

The Clean Technology Investment Tax Credit announced in the 2022 Fall Economic Statement will complement the Clean Electricity Investment Tax Credit by providing support to decarbonize industry.

A Clean Electricity Focus for the Canada Infrastructure Bank

The expansion and transformation of Canada’s electricity system will require major investments and enhanced partnerships between governments and the private sector.

As of March 23, 2023, the Canada Infrastructure Bank has made investment commitments of $8.6 billion in 37 projects, in support of its mandate. Budget 2022 announced a deepened role for the Canada Infrastructure Bank to invest in private sector-led infrastructure projects that accelerate Canada’s efforts to reach net-zero. The Canada Infrastructure Bank is an active partner in supporting these efforts, including by making investments in renewable energy, energy storage, and transmission projects.

Building on this, Budget 2023 will position the Canada Infrastructure Bank to play a leading role in electrifying Canada’s economy, supporting lower energy bills for Canadians and businesses, and ensuring that cleaner, affordable electricity is available from coast-to-coast-to-coast.

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Budget 2023 announces that the Canada Infrastructure Bank will invest at least $10 billion through its Clean Power priority area, and at least $10 billion through its Green Infrastructure priority area. This will allow the Canada Infrastructure Bank to invest at least $20 billion to support the building of major clean electricity and clean growth infrastructure projects. These investments will be sourced from existing resources.

These investments will position the Canada Infrastructure Bank as the government’s primary financing tool for supporting clean electricity generation, transmission, and storage projects, including for major projects such as the Atlantic Loop.

Supporting Clean Electricity Projects

With Budget 2023 announcing new measures to support the building of a more sustainable, secure, and affordable electricity grid, other targeted federal programs will continue to play important roles in advancing individual projects and building a stronger Canadian electricity industry.

Budget 2023 proposes to provide $3.0 billion over 13 years, starting in 2023-24, to Natural Resources Canada to:

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Recapitalize funding for the Smart Renewables and Electrification Pathways Program to support critical regional priorities and Indigenous-led projects,and add transmission projects to the program’s eligibility;

-	Renew the Smart Grid program to continue to support electricity grid innovation; and,

-	Create new investments in science-based activities to help capitalize on Canada’s offshore wind potential, particularly off the coasts of Nova Scotia and Newfoundland and Labrador.

The Atlantic Loop

The federal government is committed to advancing the Atlantic Loop—a series of interprovincial transmission lines that will provide clean electricity between Quebec, New Brunswick, and Nova Scotia—and is currently negotiating with provinces and utilities to identify a clear path to deliver the project by 2030.

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3.2 A Growing, Clean Economy

More than US$100 trillion in private capital is projected to be spent between now and 2050 to build the global clean economy.

Canada is currently competing with the United States, the European Union, and countries around the world for our share of this investment. To secure our share of this global investment, we must capitalize on Canada’s competitive advantages, including our skilled and diverse workforce, and our abundance of critical resources that the world needs.

The federal government has taken significant action over the past seven years to support Canada’s net-zero economic future. To build on this progress and support the growth of Canada’s clean economy, Budget 2023 proposes a range of measures that will encourage businesses to invest in Canada and create good-paying jobs for Canadian workers.

This made-in-Canada plan follows the federal tiered structure to incent the development of Canada’s clean economy and provide additional support for projects that need it. This plan includes:

-	Clear and predictable investment tax credits to provide foundational support for clean technology manufacturing, clean hydrogen, zero-emission technologies, and carbon capture and storage;

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The deployment of financial instruments through the Canada Growth Fund, such as contracts for difference, to absorb certain risks and encourage private sector investment in low-carbon projects, technologies, businesses, and supply chains; and,

-

Targeted clean technology and sector supports delivered by Innovation, Science and Economic Development Canada to support battery manufacturing and further advance the development, application, and manufacturing of clean technologies.

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Canada’s Potential in Critical Minerals

As a global leader in mining, Canada is in a prime position to provide a stable resource base for critical minerals that are central to major global industries such as clean technology, auto manufacturing, health care, aerospace, and the digital economy. For nickel and copper alone, the known reserves in Canada are more than 10 million tonnes, with many other potential sources at the exploration stage.

The Buy North American provisions for critical minerals and electric vehicles in the U.S. Inflation Reduction Act will create opportunities for Canada. In particular, U.S. acceleration of clean technology manufacturing will require robust supply chains of critical minerals that Canada has in abundance. However, to fully unleash Canada’s potential in critical minerals, we need to ensure a framework is in place to accelerate private investment.

Budget 2022 committed $3.8 billion for Canada’s Critical Minerals Strategy to provide foundational support to Canada’s mining sector to take advantage of these new opportunities. The Strategy was published in December 2022.

On March 24, 2023, the government launched the Critical Minerals Infrastructure Fund—a new fund announced in Budget 2022 that will allocate $1.5 billion towards energy and transportation projects needed to unlock priority mineral deposits. The new fund will complement other clean energy and transportation supports, such as the Canada Infrastructure Bank and the National Trade Corridors Fund, as well as other federal programs that invest in critical minerals projects, such as the Strategic Innovation Fund.

The new Investment Tax Credit for Clean Technology Manufacturing proposed in Budget 2023 will also provide a significant incentive to boost private investment in Canadian critical minerals projects and create new opportunities and middle class jobs in communities across the country.

An Investment Tax Credit for Clean Technology Manufacturing

Supporting Canadian companies in the manufacturing and processing of clean technologies, and in the extraction and processing of critical minerals, will create good middle class jobs for Canadians, ensure our businesses remain competitive in major global industries, and support the supply chains of our allies around the world.

While the Clean Technology Investment Tax Credit, first announced in Budget 2022, will provide support to Canadian companies adopting clean technologies, the Clean Technology Manufacturing Investment Tax Credit will provide support to Canadian companies that are manufacturing or processing clean technologies and their precursors.

Budget 2023 proposes a refundable tax credit equal to 30 per cent of the cost of investments in new machinery and equipment used to manufacture or process key clean technologies, and extract, process, or recycle key critical minerals, including:

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-	Extraction, processing, or recycling of critical minerals essential for clean technology supply chains, specifically: lithium, cobalt, nickel, graphite, copper, and rare earth elements;

-	Manufacturing of renewable or nuclear energy equipment;

-	Processing or recycling of nuclear fuels and heavy water;

-	Manufacturing of grid-scale electrical energy storage equipment;

-	Manufacturing of zero-emission vehicles; and,

-	Manufacturing or processing of certain upstream components and materials for the above activities, such as cathode materials and batteries used in electric vehicles.

The investment tax credit is expected to cost $4.5 billion over five years, starting in 2023-24, and an additional $6.6 billion from 2028-29 to 2034-35. The credit would apply to property that is acquired and becomes available for use on or after January 1, 2024, and would no longer be in effect after 2034, subject to a phase-out starting in 2032.

Securing Major Battery Manufacturing in Canada

Here in Canada and around the world, major automakers are pivoting to building electric vehicles at historic speeds. Canada can capitalize on this shift by securing our place in rapidly developing global supply chains for electric vehicle manufacturing, including in battery manufacturing and the critical minerals and high-value midstream components that play an essential role in their production. Together, these segments of the electric vehicle supply chain can create and secure more high-quality jobs for Canadian workers for a generation to come.

Recognizing Canada’s potential to be a global leader in battery manufacturing, Volkswagen announced on March 13, 2023, that its subsidiary, PowerCo, will build its first overseas ‘gigafactory’ in St. Thomas, Ontario.

This massive battery manufacturing facility will represent a significant portion of the North American battery manufacturing sector. It will cement Canada’s place in the North American and global battery value chains, and create good middle class jobs for Canadians, both at the facility itself and across Canada’s battery and critical minerals sectors.

Projected costs of this agreement have been fully accounted for in Budget 2023. Further details and announcements will follow in the coming weeks after finalization of the agreement by Volkswagen.

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Securing Major Battery Manufacturing in Canada

As the North American automotive sector pivots to electric vehicle (EV) -based platforms, battery manufacturing investments will be a critical component of the new value chains. Investing in building this capacity in Canada will have significant benefits for Canadian workers and the Canadian economy, both now and in the future, by:

✓ Anchoring the future Canadian supply chain: Around 50 per cent of the battery’s total value accrues in battery cell and pack production activities—anchoring a significant portion of value-added production in Canada.

✓ Accelerating investment across the value chain: Battery manufacturing activities generate important demand for Canadian critical minerals and can help attract additional processing activities to Canada.

✓ Promoting growth in the automotive sector of the future: Integration between battery and automotive manufacturing activities can help make Canada an even more attractive investment destination for future EV assembly and parts manufacturing.

✓ Securing good jobs for Canadians: Battery ‘gigafactories’ typically employ thousands of people, create valuable economic spin-off benefits for local communities, and support even more good jobs across their supply chains.

✓ Supporting the shift to a net-zero economy: The shift to using batteries and EVs is a vital part of Canada’s plan to reach net-zero by 2050, and will help to reduce pollution across Canada.

Delivering the Canada Growth Fund

There are trillions of dollars in private capital waiting to be spent in building the global clean economy. Canada is extremely well-positioned to attract a competitive share of this capital. And doing so is essential in our work to fight climate change, create middle class jobs now and into the future, and grow the clean economy.

The Canada Growth Fund is a $15 billion arm’s length public investment vehicle that will help attract private capital to build Canada’s clean economy by using investment instruments that absorb certain risks in order to encourage private investment in low carbon projects, technologies, businesses, and supply chains.

The 2022 Fall Economic Statement announced that the Canada Growth Fund would be initially launched as a subsidiary of the Canada Development Investment Corporation (CDEV), with a permanent, independent structure to be put in place in the first half of 2023. The Growth Fund was formally incorporated as a subsidiary of CDEV in December 2022.

As a significant part of the government’s plan to decarbonize and build Canada’s clean economy, the Canada Growth Fund requires an experienced, professional, independent investment team ready to make important investments in support of Canada’s climate and economic goals.

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Budget 2023 announces that the government intends to introduce legislative amendments to enable the Public Sector Pension Investment Board (PSP Investments) to manage the assets of the Canada Growth Fund to deliver on the Growth Fund’s mandate of attracting private capital to invest in Canada’s clean economy.

Established as a federal Crown corporation, PSP Investments is one of Canada’s largest pension investment managers with more than $225 billion in assets under management. It operates at arm’s length from the government. The Canada Growth Fund assets managed by PSP Investments will be separate from and managed independently of the pension assets of PSP Investments. PSP Investments will continue to successfully deliver on its pre-existing pension management mandate.

By partnering with PSP Investments, the Canada Growth Fund will be able to move quickly and begin making investments to support the growth of Canada’s clean economy. As the government committed in the 2022 Fall Economic Statement, the Canada Growth Fund will begin investing in the first half of 2023.

PSP Investments will provide an independent investment team with extensive experience across the range of investment tools that the Growth Fund will use to deliver on its mandate and attract new private investment to Canada. PSP Investments will also establish an investment decision-making committee, focused exclusively on the Growth Fund, to ensure that investment decisions align with the Growth Fund’s objectives, investment principles, and performance criteria.

While the Growth Fund will be independently managed by PSP Investments, it will maintain the market-leading reporting framework for public transparency and accountability that the government committed to in the 2022 Fall Economic Statement.

To ensure that workers are represented in the governance of PSP Investments, the government will consult unions this spring on adding two seats to the PSP Investments Board of Directors for representatives of organized labour, in keeping with the current recruitment rules for filling positions for board members. The government aims to legislate this change in fall 2023.

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Contracts for Difference

One of the investment tools the Canada Growth Fund will provide to support clean growth projects is contracts for difference. These contracts would backstop the future price of, for example, carbon or hydrogen, providing predictability that helps to de-risk major projects that cut Canada’s emissions. Contracts for difference allow companies to plan ahead, supporting the growth of Canada’s clean economy by making clean projects more cost-effective than more polluting projects.

Building on this, Budget 2023 announces that the government will consult on the development of a broad-based approach to carbon contracts for difference that aims to make carbon pricing even more predictable, while supporting the investments needed to build a competitive clean economy and help meet Canada’s climate goals. This would complement contracts for difference offered by the Canada Growth Fund.

Clean Fuels for the Clean Economy

While electricity is expected to be the dominant source of energy in the years to come, clean fuels— namely hydrogen, biofuels, and biomass—will be critical sources of energy where electricity would be inefficient or impractical. They will also be reliable sources of good middle class careers for Canadians right across the country.

Clean hydrogen is rapidly becoming a leading candidate to fuel long-haul road, marine, and aviation transport, as well as for heavy industries, such as iron and steel production. Canada has the potential to become a global supplier of various forms of clean hydrogen.

Globally, the pace of development in the production and use of hydrogen is accelerating. However, it will require considerable investment before hydrogen can scale to the point of becoming a critical source of energy—which is why measures such as the Investment Tax Credit for Clean Hydrogen announced in the 2022 Fall Economic Statement are so important.

Biofuels, such as renewable diesel and sustainable aviation fuel, generate fewer emissions on a lifecycle basis compared to fossil fuels, and will also be critical to the growth of Canada’s clean economy. With our abundant feedstocks, Canada is well positioned to grow our biofuels industry.

Biomass, which is renewable organic material that comes from plants, includes wood and wood processing waste, such as wood chips, lumber mill sawdust and waste, and black liquor from pulp and paper mills. Biomass is often combusted for heating and for industrial applications, notably in the pulp and paper industry. Biomass heating also presents an opportunity for rural and remote Indigenous communities in Canada to reduce their reliance on diesel fuel.

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An Investment Tax Credit for Clean Hydrogen

In the 2022 Fall Economic Statement, the federal government announced a refundable investment tax credit for investments made in clean hydrogen production based on the lifecycle carbon intensity of hydrogen.

This critical investment in a growing source of energy will help create good middle class careers, ensure that Canadian companies can remain globally competitive, and encourage the use of clean energy to reduce pollution.

Since the 2022 Fall Economic Statement, the government has consulted on how best to implement the Clean Hydrogen Investment Tax Credit, and has used the input received to inform its design.

Budget 2023 announces the details of the Clean Hydrogen Investment Tax Credit with the following key design features:

-	The levels of support will vary between 15 and 40 per cent of eligible project costs, with the projects that produce the cleanest hydrogen receiving the highest levels of support (Table 3.1).

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The Clean Hydrogen Investment Tax Credit will also extend a 15 per cent tax credit to equipment needed to convert hydrogen into ammonia, in order to transport the hydrogen. The tax credit will only be available to the extent the ammonia production is associated with the production of clean hydrogen.

-

Labour requirements will need to be met to receive the maximum tax credit rates. If labour requirements are not met, credit rates will be reduced by ten percentage points. These labour requirements will come into effect on October 1, 2023.

Table 3.1

Proposed tax credit incentive structure for clean hydrogen production

Carbon Intensity Tiers[1]	Tax Credit Rate[2] (applied to eligible costs)
<0.75 kg	40%
0.75 kg to <2.0 kg	25%
2.0 kg to <4 kg	15%
4 kg or higher	N.A.

[1]	Reflects the expected life-cycle emissions of a project based on its carbon intensity (measured as kilograms (kg) of carbon dioxide equivalent per kg of hydrogen produced).
[2]	Assumes labour requirements are met.

The proposed Clean Hydrogen Investment Tax Credit is expected to cost $5.6 billion over five years, beginning in 2023-24. Between 2028-29 and 2034-35, the Clean Hydrogen Investment Tax Credit is expected to cost an additional $12.1 billion.

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Additional details can be found in the Budget Supplementary Information, under “Investment Tax Credit for Clean Hydrogen” and “Labour Requirements Related to Certain Investment Tax Credits”.

Growing Canada’s Biofuels Sector

With global demand for biofuels growing rapidly, the production of biofuels offers economic opportunities for Canada’s energy sector, as well as for Canada’s agricultural and forestry sectors, which provide essential feedstocks used in these fuels. These include canola, pulping liquor, bio-charcoal, and organic matter in municipal and industrial wastes.

In the months ahead, the federal government will engage with the biofuels industry to explore opportunities to promote its growth in Canada. This will include an examination of different support mechanisms that could support the sector in meeting the growing demand for low-emissions fuels.

Biofuels Opportunities Across Canada

British Columbia

British Columbia’s expansive forestry sector presents many opportunities to produce biofuels from wood-based feedstocks. Canfor and Licella are proceeding with the development of a low-carbon biofuel plant in Prince George, British Columbia, that will convert forestry residues and wastes into renewable biocrude, which can be further refined to low-carbon transportation fuels.

Prairies

Canada’s prairies boast a strong agricultural sector that is able to supply feedstocks, such as canola, for the production of biofuels. FCL recently announced plans to build the largest renewable diesel facility in Canada in Regina, Saskatchewan.

Ontario and Quebec

Ontario and Quebec boast high population centers that generate considerable municipal waste, which can be utilized to produce biofuels. The Varennes Carbon Recycling plant, currently under construction in Varennes, Quebec, will convert non-recyclable waste and forest residues into biofuels.

Atlantic Canada

Production of certain biofuels can be achieved by repurposing existing petroleum refineries. The Braya Renewable Fuels refinery in Come By Chance, Newfoundland and Labrador is a repurposed petroleum refinery that is being converted into a renewable diesel and sustainable aviation fuel production facility.

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Enhancing the Reduced Tax Rates for Zero-Emission Technology Manufacturers

To build more zero-emission technologies in Canada, Budget 2021 reduced corporate income tax rates by half for zero-emission technology manufacturers to drive investment and create new jobs. These rates, of 4.5 per cent for small businesses and 7.5 per cent for other businesses, are currently scheduled to expire beginning in 2032, subject to a phase-out starting in 2029. With new opportunities ahead, extending this support is important to ensure businesses have the runway they need to innovate and produce zero-emission technologies.

Budget 2023 proposes to extend the availability of these reduced rates by another three years, such that the reduced tax rates would no longer be in effect for taxation years starting after 2034, subject to a phase-out starting in 2032.

Budget 2023 also proposes to extend eligibility for the reduced rates to include the manufacturing of nuclear energy equipment and the processing and recycling of nuclear fuels and heavy water, effective for taxation years beginning after 2023.

These enhancements of the reduced tax rates are expected to cost $20 million over five years, starting in 2023-24, and an additional $1.3 billion from 2028-29 to 2034-35.

Supporting Clean Technology Projects

The Strategic Innovation Fund provides funding for large projects across sectors that include emissions reduction, biomanufacturing, and natural resources. Since 2018, the Strategic Innovation Fund has created or maintained more than 105,000 jobs, and used $6.9 billion in contributions to leverage $67 billion in private investment across 107 projects. The federal government wants to ensure that companies and innovators in Canada are well-positioned to capitalize on the exciting opportunities to come as we build Canada’s clean economy.

Budget 2023 proposes to provide $500 million over ten years to the Strategic Innovation Fund to support the development and application of clean technologies in Canada. The Strategic Innovation Fund will also direct up to $1.5 billion of its existing resources towards projects in sectors including clean technologies, critical minerals, and industrial transformation.

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The Strategic Innovation Fund

The Strategic Innovation Fund has invested in significant clean technology projects, including:

• Algoma Steel Inc., in Sault Ste. Marie, Ontario, with a $200 million contribution, to reduce emissions by transitioning to electric steelmaking processes;

• Svante Technologies Inc., in Burnaby, British Columbia, with a $25 million contribution, to reduce emissions by heavy industrial emitters by supporting the development of carbon capture technology;

• Moltex Energy Canada Inc., in Saint John, New Brunswick, with a $47.5 million contribution, to support the production of non-emitting energy through small modular reactor research and technology development.

Expanding Eligibility for the Clean Technology Investment Tax Credit

The 2022 Fall Economic Statement announced the details of the Clean Technology Investment Tax Credit, which will provide support to Canadian businesses in adopting clean technology at a 30 per cent refundable rate. In Budget 2023, the federal government is expanding the eligibility for the Clean Technology Investment Tax Credit to further support the growth of Canada’s burgeoning clean technology sector.

Budget 2023 proposes to expand eligibility for the Clean Technology Investment Tax Credit to include geothermal energy systems that are eligible for capital cost allowance Classes 43.1 and 43.2. The Clean Technology Investment Tax Credit would be available to businesses investing in such property that is acquired and becomes available for use on or after the day of Budget 2023. Projects that will co-produce oil, gas, or other fossil fuels would not be eligible for the Clean Technology Investment Tax Credit.

Budget 2023 also proposes to modify the phase-out of the Clean Technology Investment Tax Credit. Rather than starting the phase-out in 2032, the tax credit would now begin to phase out in 2034 and would not be available after that year.

Including geothermal systems in this measure is expected to cost $185 million from 2023-24 to 2027-28. This will bring the total expected cost of the Clean Technology Investment Tax Credit to about $6.9 billion over the same period.

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Getting Major Projects Done

Building Canada’s clean economy will require significant and sustained private sector investment in clean electricity, critical minerals, and other major projects. Ensuring the timely completion of these projects is essential—it should not take 12 years to open a critical minerals mine. As part of its clean growth strategy, the government is making it a priority to expedite major project reviews while maintaining strong regulatory standards.

In the past year, the federal government has taken action to fast-track the assessment of mining, energy, and other major projects, and to make Canada’s rigorous regulatory process more efficient. This includes:

✓

$1.3 billion over six years, starting in 2022-23, and $55.4 million ongoing, to the Impact Assessment Agency of Canada, the Canada Energy Regulator, the Canadian Nuclear Safety Commission, and ten other federal departments, to continue to improve the efficiency of assessments for major projects;

✓

$10.6 million for Natural Resources Canada’s Centre of Excellence on Critical Minerals to provide direct assistance to critical mineral developers in navigating regulatory processes and government support measures; and,

✓	$40 million to Crown-Indigenous Relations and Northern Affairs Canada to support Northern regulatory processes.

The Impact Assessment Agency of Canada and other federal departments are also working together to streamline regulatory assessment processes and ensure timely decisions.

Clean growth projects also require provincial and territorial regulatory approvals, and ensuring regulatory processes are efficient and effective is a shared responsibility. Building on the success of the federal-provincial cooperation agreement signed with British Columbia, the federal government stands ready and willing to work with provinces and territories to deepen federal-provincial cooperation to reach the goal of “one project, one assessment”.

Over the course of this year, the government will propose further steps to ensure the effectiveness of Canada’s reviews of major projects, which will support the growth of Canada’s clean economy while continuing to uphold the highest standards for environmental and other impacts.

Budget 2023 announces that, by the end of 2023, the government will outline a concrete plan to improve the efficiency of the impact assessment and permitting processes for major projects, which will include clarifying and reducing timelines, mitigating inefficiencies, and improving engagement and partnerships.

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In addition, Budget 2023 proposes to provide $11.4 million over three years, starting in 2023-24, to Crown-Indigenous Relations and Northern Affairs Canada to engage with Indigenous communities and to update the federal guidelines for federal officials to fulfil the Crown’s duty to consult Indigenous peoples and accommodate impacts on their rights. This will support the implementation of the United Nations Declaration on the Rights of Indigenous Peoples Act and provide more clarity on how the government will proceed to ensure an effective and efficient whole-of-government approach to consultation and accommodation.

As outlined in Chapter 4, Budget 2023 also announces investments in improving Indigenous economic participation in major projects, as well as increased support for the participation of Indigenous Peoples and other Northerners in environmental and regulatory assessments of major projects in the North.

Enhancing the Carbon Capture, Utilization, and Storage Investment Tax Credit

Carbon capture, utilization, and storage (CCUS) is a suite of technologies that captures carbon dioxide (CO2) emissions to either store the CO2 or to use in other industrial processes, such as permanent mineralization in concrete.

In Budget 2022, the federal government announced design details of the Investment Tax Credit for Carbon Capture, Utilization, and Storage—an important tool for reducing emissions in high-emitting sectors and helping to create good careers. In August 2022, a consultation on draft legislation and additional design features was launched, which provided the Department of Finance with submissions that have informed additional design elements of the investment tax credit.

Budget 2023 proposes that the Investment Tax Credit for Carbon Capture, Utilization, and Storage:

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Include dual use heat and/or power equipment and water use equipment, with tax support prorated in proportion to the use of energy or material in the carbon capture, utilization, and storage process, subject to certain conditions;

-	In addition to Saskatchewan and Alberta, be available to projects that would store CO2 using dedicated geological storage in British Columbia;

-	Require projects storing CO2 in concrete to have their concrete storage process validated by a third-party based on an ISO standard prior to claiming the investment tax credit; and,

-	Include a recovery calculation for the investment tax credit in respect of refurbishment property.

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The proposed changes are expected to cost about $520 million over five years, beginning in 2023-24.

The government intends to apply labour requirements to the Investment Tax Credit for Carbon Capture, Utilization, and Storage. Details will be announced at a later date. These labour requirements will come into effect on October 1, 2023.

A full package of legislative proposals will be released for consultation in the coming months. Once legislated, the tax credit will be retroactively available to businesses that have incurred eligible CCUS expenses, starting in 2022.

3.3 Investing in Canadian Workers

Across all sectors of our economy—in blue collar jobs and in white collar jobs—Canadian workers are the most talented and resourceful in the world. The federal government’s plan to build Canada’s clean economy will build an economy that is worker-driven; one that creates more good careers today, where the unions that built the middle class can thrive, and where young people don’t have to move across the country just to find a job that pays them well. This is a plan that will create good careers and opportunities for everyone, anywhere in Canada.

There will be good jobs for: auto workers manufacturing electric vehicles: construction workers and tradespeople retrofitting energy efficient homes; resource workers mining the critical minerals the world needs; mill and smelter workers making the cleanest aluminum and steel in the world; aerospace workers building the next generation of greener planes and helicopters; engineers designing hydrogen plants and fuel cells; mechanics who keep zero-emission vehicles running well; Indigenous Guardians, forest workers, fishers, and marine biologists working to protect our lands and waters and use the power of nature to fight climate change; back-office and support staff at thousands of growing companies. And, of course, the next generation of small business entrepreneurs dreaming up solutions to the new challenges of the 21st century.

Since 2019, the government has invested in a range of measures that are empowering unions and equipping Canadian workers with the tools they will need to work the good jobs of today and tomorrow. Budget 2023 builds on this progress and proposes new steps to ensure that workers from coast-to-coast-to-coast will share in Canada’s economic prosperity for generations to come.

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Investing in Skills for a Clean Economy

Investments since Budget 2017 in skills and labour mobility measures include:

Labour Market Transfer Agreements: Enabling provinces and territories to deliver training and employment supports tailored to their unique labour market needs, including with a $1.5 billion top-up in 2020 to get people back to work in the sectors hit hardest by the pandemic. This builds off of the annual investment of nearly $3 billion delivered to provinces and territories for training and employment supports and a top-up of $2.7 billion over six years, starting in 2017-18, announced in Budget 2017.

Union-based training: Over $200 million to expand the Union Training and Innovation Program to train more than 30,000 additional apprentices and journeypersons.

Employer-led training: $250 million over three years for the Upskilling for Industry Initiative to support more than 15,000 workers, and $125 million over five years to launch the Sustainable Jobs Training Centre.

In addition, Budget 2021 announced the Sectoral Workforce Solutions Program to help key sectors of the economy implement solutions to address their current and emerging workforce needs and the Apprenticeship Service to support first-year apprentices in construction and manufacturing trades by providing employers with $5,000 for upfront costs like salary and training, or $10,000 for members of underrepresented groups.

Apprenticeship Service: Launched the Apprenticeship Service to help first year apprentices in construction and manufacturing Red Seal trades connect with opportunities at small and medium-sized employers.

Skills for Success: Helping Canadians at all skill levels improve their foundational and transferable skills, like problem solving and digital skills, through free training resources and online skills assessments.

Financial support for adult learners: $815 million over five years for the Canada Training Credit, which covers up to 50 per cent of eligible training fees.

Labour mobility improvements: $595 million over six years for the Labour Mobility Deduction for Tradespeople to make it more affordable to travel to where the jobs are.

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Fair Pay for Workers Who Build the Clean Economy

When the federal government provides support for businesses to grow, their workers must also see the benefit. For the first time in Canadian history, the 2022 Fall Economic Statement announced that labour requirements would be attached to investment tax credits. These tax credits, for investments in clean technology and clean hydrogen equipment, have requirements that include paying prevailing wages and ensuring that apprenticeship opportunities are being created.

Following consultations with unions and other stakeholders, Budget 2023 is announcing additional details on the labour requirements for the Clean Technology and Clean Hydrogen Investment Tax Credits.

To be eligible for the highest tax credit rates, businesses must pay a total compensation package that equates to the prevailing wage. The definition of prevailing wage would be based on union compensation, including benefits and pension contributions from the most recent, widely applicable multi-employer collective bargaining agreement, or corresponding project labour agreements, in the jurisdiction within which relevant labour is employed.

Additionally, at least ten per cent of the tradesperson hours worked must be performed by registered apprentices in the Red Seal trades.

The government also intends to apply labour requirements related to the prevailing wage and hours worked by registered apprentices to the Investment Tax Credit for Carbon Capture, Utilization, and Storage, and the Investment Tax Credit for Clean Electricity. Further details will be provided at a later date.

In all cases, the requirements would apply to labour that is performed on or after October 1, 2023.

Ensuring Fairness for Canadian Workers with Federal Reciprocal Procurement

The federal government is committed to having procurement policies that treat Canadian workers and businesses fairly—and this should include ensuring the government buys goods and services from countries that also grant Canadian businesses a similar level of access to their government procurement markets. In doing so, we will ensure that federal procurement dollars benefit Canadian workers and businesses, and support the development of mutually-beneficial, reciprocal, and resilient supply chains.

To deliver these benefits, Budget 2023 announces the government will undertake targeted engagement with provinces and territories, industry stakeholders, and workers and unions on concrete reciprocal procurement measures, so they can be implemented in the near term. The proposed measures will include placing conditions on foreign suppliers’ participation in federally-funded infrastructure projects, applying strict reciprocity to federal procurement, and creating a preference program for Canadian small businesses.

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The federal government will also engage with provinces and territories to explore extending this reciprocal treatment to all sub-national procurement opportunities.

Beyond government procurement policies, in light of some of the restrictive eligibility conditions associated with new measures within the U.S. Inflation Reduction Act, the government will initiate targeted consultations on the possibility to introduce new reciprocal treatment for the measures in the government’s plan to build a clean economy.

Doubling the Tradespeople’s Tool Deduction

Our economy depends on skilled tradespeople. From electricians, to painters, to plumbers, supporting Canada’s skilled tradespeople is essential to attracting more Canadians to the trades, and ensuring that Canada has the skilled workforce required to build Canada’s clean economy and double the number of new homes that will be built in Canada by 2032.

To help tradespeople invest in the equipment they need, Budget 2023 proposes to double the maximum employment deduction for tradespeople’s tool expenses from $500 to $1,000.

This change would take effect for the 2023 taxation year and would reduce federal revenues by $11 million over six years, starting in 2022-23.

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Strengthening Internal Trade

Reducing barriers to interprovincial and territorial trade and improving labour mobility would create more opportunities for Canadian businesses to grow, make it easier for Canadians to get help from medical professionals, and bring down costs for Canadians through increased competition and consumer choice.

In December 2022, the Minister of Intergovernmental Affairs, Infrastructure and Communities launched a new Federal Action Plan to Strengthen Internal Trade, which seeks to accelerate efforts to remove barriers to trade and labour mobility across Canada. This includes:

✓  Funding work to identify barriers to trade, and solution-driven analysis on how to eliminate them;

✓  The creation of an Internal Trade Data and Information Hub; and,

✓  Identifying opportunities to enhance the capacity of the Internal Trade Secretariat and the Regulatory Reconciliation and Cooperation Table.

This builds on the work the government has undertaken to improve labour mobility, including:

✓  Providing $115 million over five years, with $30 million ongoing, through Budget 2022 to expand the Foreign Credential Recognition Program, which makes it easier for newcomer workers to have their credentials recognized in Canada. This is expected to help up to 11,000 internationally trained health care professionals per year get their credentials recognized; and,

✓  Launching the Labour Mobility Deduction for Tradespeople, which makes it more affordable for skilled tradespeople to travel to the worksite, wherever in Canada it is.

To continue making progress on strengthening internal trade in 2023, including efforts to eliminate exemptions to the Canadian Free Trade Agreement, the government, led by the Minister of Intergovernmental Affairs, Infrastructure and Communities, will lead and advance federal, provincial, and territorial efforts to explore mutual recognition of regulatory standards, which will ensure goods and services are able to move more freely.

This includes the development of a Federal Framework on Mutual Recognition, which will set out the federal government’s coordinated policy approach towards mutual recognition, helping to advance engagement with provincial and territorial partners.

These critical steps to strengthen internal trade in Canada will be discussed at federal, provincial, and territorial meetings in 2023, in order to establish a clear roadmap to reach an agreement in a timely way that has quantifiable and verifiable targets.

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Supporting Employee Ownership Trusts

Employee Ownership Trusts enable employees to share in the success of their work. They support participation in business decisions and allow workers to receive their share of profits. With more than 75 per cent of small business owners planning to retire in the next decade, Employee Ownership Trusts can also give business owners an alternative succession option. Budget 2022 announced the government’s commitment to create these trusts while consulting with stakeholders to address remaining barriers.

Budget 2023 proposes to introduce tax changes to facilitate the creation of Employee Ownership Trusts. Selling the business to employees would become a more attractive proposition for owners looking to exit, and employee-owned businesses would be able to re-invest more of their profits in growth.

The government welcomes stakeholder feedback on how best to enhance employee rights and participation in the governance of Employee Ownership Trusts.

These changes would take effect for the 2024 tax year, and would reduce federal revenues by $20 million over five years, starting in 2023-24.

Investing in Canada’s Labour Market Transfer Agreements

Every year, the federal government invests nearly $3 billion in Canada’s Labour Market Development Agreements and Workforce Development Agreements with provinces and territories. This funds a range of supports, including skills training, on-site work experience, career counselling, and job search assistance that helps one million Canadians each year to upgrade their skills or find new jobs.

Budget 2023 proposes to invest an additional $625 million in 2023-24 in the Labour Market Transfer Agreements to ensure Canadians continue to have access to the supports they need to get their next job.

Continuing to Support Seasonal EI Claimants

Many seasonal workers—including in fishing and tourism sectors—rely on Employment Insurance for the support they need between work seasons. To address gaps in Employment Insurance support between seasons, the government introduced temporary rules in 2018 to provide up to five additional weeks—for a maximum of 45 weeks—for eligible seasonal workers in 13 economic regions. This support is set to expire in October 2023.

Budget 2023 proposes to extend this support for seasonal workers until October 2024. The cost of this measure is estimated at $147 million over three years, starting in 2023-24.

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Protecting Federally Regulated Gig Workers

When workers are engaged in a typical employer-employee relationship, but are misclassified as something other than employees, they miss out on the same labour rights, protections, and entitlements as traditional employees. For those in the gig economy, such as those who rely on an app or digital platform for their source of work, this can have a real impact on the stability and security of their livelihoods. As a first step in addressing this, in 2021, the federal government made illegal the intentional misclassification of employees in the federally regulated private sector.

Budget 2023 proposes to amend the Canada Labour Code to improve job protections for federally regulated gig workers by strengthening prohibitions against employee misclassification. This will help ensure all federally regulated workers receive the protections and employer contributions to which they are entitled, including Employment Insurance and the Canada Pension Plan.

Protecting Jobs with Timely Access to Work-Sharing Agreements

When businesses struggle, it can be difficult for them to keep staff on payroll. The Work-Sharing Program helps avoid layoffs during temporary decreases in business activity by providing income support through the Employment Insurance program to eligible employees who work a reduced week while their employer recovers. This means that employees can keep their jobs and continue earning income, while their employer retains skilled workers without having to hire someone new when business picks up.

Budget 2023 proposes to provide $5.4 million over three years, starting in 2023-24, to Employment and Social Development Canada to ensure that the Work-Sharing Program continues to provide timely support to Canadian workers and businesses.

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Continuing Support for the Student Work Placement Program

Work-integrated learning programs such as co-ops and internships play a critical role in helping students transition from post-secondary institutions to the workforce. The federal government recognizes the need to continue supporting students to develop work-ready skills, particularly in the context of an increasingly complex and evolving labour market.

Budget 2023 proposes to provide $197.7 million in 2024-25 to the Student Work Placement Program to continue creating quality work-integrated learning opportunities for students through partnerships between employers and post-secondary education institutions.

These measures will ensure that students can gain the necessary skills, education, and real-life work experience to transition successfully into the workforce.

Prohibiting the Use of Replacement Workers

The ability to form a union, bargain collectively, and strike is essential to a healthy democracy. These important rights can be undermined when an employer brings in replacement workers to temporarily do the work of unionized workers during a strike or lockout.

Budget 2023 proposes to table amendments to the Canada Labour Code, before the end of 2023, that would prohibit the use of replacement workers during a strike or lockout, and improve the process to review activities that must be maintained to ensure the health and safety of the public during a work stoppage.

3.4 Reliable Transportation and Resilient Infrastructure

Canadians expect and deserve a transportation and supply chain system that reliably delivers goods and people to our cities and towns, provides businesses with access to global markets, and safely and efficiently connects our communities. Our economy depends on it, too.

In Budget 2023, the federal government proposes new investments to ensure that Canada’s transportation and supply chain systems are resilient and reliable for Canadians and Canadian businesses.

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Strengthening Canada’s Trade Corridors

Canada’s trade corridors keep our economy moving. From ports, to airports, to railways and highways, they are the backbone of the supply chains that bring goods to our communities and enable our businesses to export their products around the world.

Since 2017, the federal government has announced more than $2.7 billion for projects to increase Canada’s trade corridor capacity under the National Trade Corridors Fund. To date, this has meant support for more than 120 transportation supply chain projects across the country, including bridges, roads, airports, railways, and ports.

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Figure 3.2

Supporting Transportation Supply Chain Projects Through the National Trade Corridors Fund

British Columbia (BC):

Increased Rail Capacity

$60 million to the Prince Rupert Port Authority to increase rail capacity. This investment will support the region's economy and support trade diversification through increased exports to markets in Asia.

Nunavut (NU):

New Deep-Water Port

$40 million to Nunavut for the construction of a new deep-water port in Qikiqtarjuaq. The port will create jobs and economic opportunity by strengthening the territory's connection to regional and global markets.

Quebec (QC):

Air Freight Infrastructure

$50 million to the Montreal Airport Authority to improve air freight logistics at the Montreal-Mirabel International Airport. New cargo, warehouse, and aircraft storage facilities will expand capacity to export Canadian goods.

YK
NWT
NU
BC
AB
SK
MB
ON
QC
NL
PEI
NB
NS

Alberta (AB):

Airport Cargo Facilities

$100 million to the Edmonton International Airport for the construction of a new 2,000-acre cargo hub. The new facility will help businesses in Western Canada reach international markets and strengthen distribution capacity to the rest of Canada, the U.S., and Mexico.

Ontario (ON):

Port Infrastructure

$13.8 million to the Hamilton Oshawa Port Authority for new infrastructure investments. The expansion project will increase grain exports and remove an estimated 12,000 long-distance heavy truck trips from local highways.

Nova Scotia (NS):

Highway 104 Twinning

$90 million to Nova Scotia for the twinning of Highway 104. This will ease congestion and improve the efficiency of one of the region's most important trade corridors.

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Recent events, including the pandemic and flooding in British Columbia, which cut off the supply of goods to and from the west coast, have demonstrated the economic challenges for Canadians and businesses that come with supply chain disruptions.

To further strengthen Canada’s transportation systems and supply chain infrastructure, Budget 2023 proposes to:

-

Provide $27.2 million over five years, starting in 2023-24, to Transport Canada to establish a Transportation Supply Chain Office to work with industry and other orders of government to respond to disruptions and better coordinate action to increase the capacity, efficiency, and reliability of Canada’s transportation supply chain infrastructure;

-

Collaborate with industry, provinces, territories, and Indigenous Peoples to develop a long-term roadmap for Canada’s transportation infrastructure to better plan and coordinate investments required to support future trade growth;

-

Provide $25 million over five years, starting in 2023-24, to Transport Canada to work with Statistics Canada to develop transportation supply chain data that will help reduce congestion, make our supply chains more efficient, and inform future infrastructure planning. This measure will be advanced using existing Transport Canada resources;

-	Introduce amendments to the Canada Transportation Act to provide the Minister of Transport with the authority to compel data sharing by shippers accessing federally regulated transportation services;

-	Introduce amendments to the Canada Transportation Act for a temporary extension, on a pilot basis, of the interswitching limit in the prairie provinces to strengthen rail competition; and,

-	Launch a review of the Shipping Conferences Exemption Act to improve marine shipping competition.

These measures are a down payment on Canada’s National Supply Chain Strategy, which will be released in the coming months and will be informed by the recommendations of the National Supply Chain Task Force report.

Delivering Canada’s Infrastructure Funding

Through the Investing in Canada Infrastructure Program (ICIP), the federal government is providing more than $33 billion in funding for public infrastructure across the country—projects that municipalities rely on to make our communities stronger. Under this program, provinces and territories prioritize and submit projects to Infrastructure Canada for review.

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To date, the program has approved $24.2 billion for 5,400 projects. These projects have improved access to safe drinking water by building or rehabilitating over 1,000 water and wastewater systems, strengthened communities with 800 projects to improve cultural and recreational spaces, and enhanced public transit systems by acquiring over 4,200 public transit vehicles like buses, subway cars and light rail transit trains.

ICIP is supporting several transformational infrastructure projects, such as the extension of Montreal Metro’s Blue Line, the St. John’s 2025 Canada Summer Games Track and Field Facility, the Winnipeg North End Sewage Treatment Plant Upgrades, the Eastern Ontario Regional Network Cellular Gap Project, and the Port Saint John West Side Terminals Modernization Project.

To help build more infrastructure sooner, Budget 2022 signalled the government’s intent to accelerate the deadline for provinces to commit their remaining funding to March 31, 2023, with any uncommitted funds after this date to be reallocated to other priorities. The government is working closely with the provinces to support them in allocating their remaining funding and expects that all remaining funding will be committed by the deadline.

Table 3.2

Funding Remaining, by Province, in the Investing in Canada Infrastructure Program1

Province	Remaining Project Funding (October 19, 2022)		Remaining Project Funding (March 23, 2023)
	($ millions)	Percentage of total project funding envelope	($ millions)	Percentage of total project funding envelope

Alberta	$50.5	1%	$0.0	0%

British Columbia	$661.3	17%	$0.0	0%

Manitoba	$13.6	1%	$0.0	0%

New Brunswick	$113.3	17%	$57.8	9%

Newfoundland and Labrador	$212.8	38%	$0.0	0%

Nova Scotia	$258.9	31%	$0.0	0%

Ontario	$457.1	4%	$11.9	0%

Prince Edward Island	$56.9	16%	$0.0	0%

Quebec	$2,754.1	37%	$724.9²	10%

Saskatchewan	$248.5	28%	$4.7	1%

Source: Infrastructure Canada

1 Remaining project funding includes funding for projects that provinces have signaled to the federal government but not yet submitted for approval.

2 The Government of Canada is expecting Quebec to allocate approximately $695 million of its remaining project funding to the Montreal Blue line project and the balance of these funds to other priority projects before March 31, 2023.

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Whether it is building public transit, supporting the resilience of communities, or funding community infrastructure, the government knows our partners rely on a long-term approach to infrastructure. Following the success of ICIP, the government is actively reviewing Canada’s continued infrastructure needs as it charts a course for future federal infrastructure programming. The government will provide an update on this work later this year, including the next steps on permanent public transit funding.

Supporting Resilient Infrastructure Through Innovation

The Smart Cities Challenge was launched in 2017 to encourage cities to adopt new and innovative approaches to improve the quality of life for their residents. The first round of the Challenge resulted in $75 million in prizes across four winning applicants: Montreal, Quebec; Guelph, Ontario; communities of Nunavut; and Bridgewater, Nova Scotia.

New and innovative solutions are required to help communities reduce the risks and impacts posed by weather-related events and disasters triggered by climate change. To help address this issue, the government will be launching a new round of the Smart Cities Challenge later this year, which will focus on using connected technologies, data, and innovative approaches to improve climate resiliency.

Investing in VIA Rail Trains and Services

VIA Rail trains help to connect communities across Canada, including rural, remote, and Indigenous communities where other transportation options may be limited or unavailable, such as those between Winnipeg and Churchill, Prince Rupert and Jasper, or Montreal and Senneterre. However, many of VIA Rail’s trains require significant investments to ensure they can provide the service that Canadians deserve.

Budget 2023 proposes to provide $210.0 million over five years, starting in 2023-24, with $117.4 million in remaining amortization, to VIA Rail to conduct maintenance on its trains on routes outside the Québec City–Windsor Corridor and to maintain levels of service across its network.

This funding is in addition to the $42.8 million over four years, starting in 2023-24, with $169.4 million in remaining amortization, provided in Budget 2022 to construct, maintain, and upgrade stations and maintenance centres in the Québec City–Windsor Corridor.

Investing in the Canadian Coast Guard

To carry out its critical activities, such as search and rescue and icebreaking operations, the Canadian Coast Guard operates 117 vessels and 22 helicopters. As the Coast Guard plans to expand its fleet of ships in the coming decades, new investments in people and infrastructure are needed today to prepare for these new vessels.

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Budget 2023 proposes to provide $119.6 million over five years, starting in 2023–24, with $102.1 million in remaining amortization and $17.4 million ongoing, to Fisheries and Oceans Canada to reinforce the integrity of its helicopter fleet and ensure the Canadian Coast Guard has the necessary infrastructure and support to hire and train the staff to operate its future marine vessel fleet. Of this amount, $27.8 million over five years and $4.3 million ongoing would be sourced from existing departmental resources.

Safe and Reliable Ferry Services in Eastern Canada

The federal government provides financial support for interprovincial ferry routes between Saint John, New Brunswick and Digby, Nova Scotia; Wood Islands, Prince Edward Island and Caribou, Nova Scotia; and Îles-de-la-Madeleine, Quebec and Souris, Prince Edward Island. These ferry services are essential transportation links for communities, businesses, and tourism, and contribute an estimated $141 million annually to the regional economy.

Budget 2023 proposes to provide $29.9 million over two years, starting in 2023-24, to Transport Canada for the Ferry Services Contribution Program to support the continued safe and reliable operation of ferry services in Eastern Canada. This will include the chartering of a second vessel for the Wood Islands-Caribou route.

Redeveloping the Bonaventure Expressway and Supporting Transportation Infrastructure in Montreal

For nearly 20 years, converting the Bonaventure Expressway into an urban boulevard has been part of the vision for the redevelopment and revitalization of Montreal’s shoreline. The federal portion of the expressway will soon require replacement, which provides an opportunity to modernize the roadway in line with this vision and restore public access to the area.

Budget 2023 proposes to provide $47.8 million over nine years, starting in 2023-24, with $225.5 million in remaining amortization, to the Jacques Cartier and Champlain Bridges Incorporated for the redevelopment of the federal portion of the Bonaventure Expressway into an urban boulevard.

Budget 2023 also proposes to provide $576.1 million over five years, starting in 2023-24, with $192.3 million in remaining amortization, to the Jacques Cartier and Champlain Bridges Incorporated to operate, maintain, and repair its infrastructure in the Greater Montreal Area.

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Delivering the Lac-Mégantic Rail Bypass Project

Canadians will always remember the 47 victims of the tragic train derailment in Lac-Mégantic, Quebec in July 2013. The completion of the Lac-Mégantic rail bypass project remains a priority for the federal government as the community continues to recover from this tragedy.

The government continues to take important steps to move the project forward, including working in close partnership with the Government of Quebec to make the project a reality. In December 2022, the Prime Minister and the Premier of Quebec committed to fund the project in the same ratios as initially announced in 2018.

3.5 Investing in Tomorrow’s Technology

With the best-educated workforce on earth, world-class academic and research institutions, and robust start-up ecosystems across the country, Canada’s economy is fast becoming a global technology leader – building on its strengths in areas like artificial intelligence. Canada is already home to some of the top markets for high-tech careers in North America, including the three fastest growing markets between 2016 and 2021: Vancouver, Toronto, and Quebec City.

However, more can be done to help the Canadian economy reach its full potential. Reversing a longstanding trend of underinvestment in research and development by Canadian business is essential our long-term economic growth.

Budget 2023 proposes new measures to encourage business innovation in Canada, as well as new investments in college research and the forestry industry that will help to build a stronger and more innovative Canadian economy.

Attracting High-Tech Investment to Canada

In recent months, Canada has attracted several new digital and high-tech projects that will support our innovative economy, including:

✓  Nokia: a $340 million project that will strengthen Canada’s position as a leader in 5G and digital innovation;

✓  Xanadu Quantum Technologies: a $178 million project that will support Canada’s leadership in quantum computing;

✓  Sanctuary Cognitive Systems Corporation: a $121 million project that will boost Canada’s leadership in the global Artificial Intelligence market; and,

✓  EXFO: a $77 million project to create a 5G Centre of Excellence that aims to develop one of the world’s first Artificial Intelligence-based automated network solutions.

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Review of the Scientific Research and Experimental Development Tax Incentive Program

The Scientific Research and Experimental Development (SR&ED) tax incentive program continues to be a cornerstone of Canada’s innovation strategy by supporting research and development with the goal of encouraging Canadian businesses of all sizes to invest in innovation that drives economic growth.

In Budget 2022, the federal government announced its intention to review the SR&ED program to ensure it is providing adequate support and improving the development, retention, and commercialization of intellectual property, including the consideration of adopting a patent box regime. The Department of Finance will continue to engage with stakeholders on the next steps in the coming months.

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Modernizing Canada’s Research Ecosystem

Canada’s research community and world-class researchers solve some of the world’s toughest problems, and Canada’s spending on higher education research and development, as a share of GDP, has exceeded all other G7 countries.

Since 2016, the federal government has committed more than $16 billion of additional funding to support research and science across Canada. This includes:

✓  Nearly $4 billion in Budget 2018 for Canada’s research system, including $2.4 billion for the Canada Foundation for Innovation and the granting councils—the Natural Sciences and Engineering Research Council of Canada, the Social Sciences and Humanities Research Council of Canada and the Canadian Institutes of Health Research;

✓  More than $500 million in Budget 2019 in total additional support to third-party research and science organizations, in addition to the creation of the Strategic Science Fund, which will announce successful recipients later this year;

✓  $1.2 billion in Budget 2021 for Pan-Canadian Genomics and Artificial Intelligence Strategies, and a National Quantum Strategy;

✓  $1 billion in Budget 2021 to the granting councils and the Canada Foundation for Innovation for life sciences researchers and infrastructure; and,

✓  The January 2023 announcement of Canada’s intention to become a full member in the Square Kilometre Array Observatory, which will provide Canadian astronomers with access to its ground-breaking data. The government is providing up to $269.3 million to support this collaboration.

In order to maintain Canada’s research strength—and the knowledge, innovations, and talent it fosters—our systems to support science and research must evolve. The government has been consulting with stakeholders, including through the independent Advisory Panel on the Federal Research Support System, to seek advice from research leaders on how to further strengthen Canada’s research support system.

The government is carefully considering the Advisory Panel’s advice, with more detail to follow in the coming months on further efforts to modernize the system.

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Using College Research to Help Businesses Grow

Canada’s colleges, CEGEPs, and polytechnic institutes use their facilities, equipment, and expertise to solve applied research problems every day. Students at these institutions are developing the skills they need to start good careers when they leave school, and by partnering with these institutions, businesses can access the talent and the tools they need to innovate and grow.

To help more Canadian businesses access the expertise and research and development facilities they need, Budget 2023 proposes to provide $108.6 million over three years, starting in 2023-24, to expand the College and Community Innovation Program, administered by the Natural Sciences and Engineering Research Council.

Supporting Canadian Leadership in Space

For decades, Canada’s participation in the International Space Station has helped to fuel important scientific advances, and showcased Canada’s ability to create leading-edge space technologies, such as Canadarm2. Canadian space technologies have inspired advances in other fields, such as the NeuroArm, the world’s first robot capable of operating inside an MRI, making previously impossible surgeries possible.

Budget 2023 proposes to provide $1.1 billion over 14 years, starting in 2023-24, on a cash basis, to the Canadian Space Agency to continue Canada’s participation in the International Space Station until 2030.

Looking forward, humanity is returning to the moon. Canada intends to join these efforts by contributing a robotic lunar utility vehicle to perform key activities in support of human lunar exploration. Canadian participation in the NASA-led Lunar Gateway station—a space station that will orbit the moon—also presents new opportunities for innovative advances in science and technology. Canada is providing Canadarm3 to the Lunar Gateway, and a Canadian astronaut will join Artemis II, the first crewed mission to the moon since 1972. In Budget 2023, the government is providing further support to assist these missions.

Budget 2023 proposes to provide $1.2 billion over 13 years, starting in 2024-25, to the Canadian Space Agency to develop and contribute a lunar utility vehicle to assist astronauts on the moon.

Budget 2023 proposes to provide $150 million over five years, starting in 2023-24, to the Canadian Space Agency for the next phase of the Lunar Exploration Accelerator Program to support the Canada’s world-class space industry and help accelerate the development of new technologies.

Budget 2023 also proposes to provide $76.5 million over eight years, starting in 2023-24, on a cash basis, to the Canadian Space Agency in support of Canadian science on the Lunar Gateway station.

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Investing in Canada’s Forest Economy

The forestry sector plays an important role in Canada’s natural resource economy, and is a source of good careers in many rural communities across Canada, including Indigenous communities. As global demand for sustainable forest products grows, continued support for Canada’s forestry sector will help it innovate, grow, and support good middle class jobs for Canadians.

Budget 2023 proposes to provide $368.4 million over three years, starting in 2023-24, with $3.1 million in remaining amortization, to Natural Resources Canada to renew and update forest sector support, including for research and development, Indigenous and international leadership, and data. Of this amount, $30.1 million would be sourced from existing departmental resources.

Establishing the Dairy Innovation and Investment Fund

The dairy sector is facing a growing surplus of solids non-fat (SNF), a by-product of dairy processing. Limited processing capacity for SNF results in lost opportunities for dairy processors and farmers.

Budget 2023 proposes to provide $333 million over ten years, starting in 2023-24, for Agriculture and Agri-Food Canada to support investments in research and development of new products based on SNF, market development for these products, and processing capacity for SNF-based products more broadly.

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Supporting Farmers for Diversifying Away from Russian Fertilizers

Russia’s illegal invasion of Ukraine has resulted in higher prices for nitrogen fertilizers, which has had a notable impact on Eastern Canadian farmers who rely heavily on imported fertilizer.

Budget 2023 proposes to provide $34.1 million over three years, starting in 2023-24, to Agriculture and Agri-Food Canada’s On-Farm Climate Action Fund to support adoption of nitrogen management practices by Eastern Canadian farmers, that will help optimize the use and reduce the need for fertilizer.

Providing Interest Relief for Agricultural Producers

Farm production costs have increased in Canada and around the world, including as a result Russia’s illegal invasion of Ukraine and global supply chain disruptions. It is important that Canada’s agricultural producers have access to the cash flow they need to cover these costs until they sell their products.

Budget 2023 proposes to provide $13 million in 2023-24 to Agriculture and Agri-Food Canada to increase the interest-free limit for loans under the Advance Payments Program from $250,000 to $350,000 for the 2023 program year.

Additionally, the government will consult with provincial and territorial counterparts to explore ways to extend help to small agricultural producers who demonstrate urgent financial need.

Maintaining Livestock Sector Exports with a Foot-and-Mouth Disease Vaccine Bank

Foot-and-Mouth Disease (FMD) is a highly transmissible illness that can affect cattle, pigs, and other cloven-hoofed animals. Recent outbreaks in Asia and Africa have increased the risk of global spread, and a FMD outbreak in Canada would cut off exports for all livestock sectors, with major economic implications. However, the impact of a potential outbreak would be significantly reduced with the early vaccination of livestock.

Budget 2023 proposes to provide $57.5 million over five years, starting in 2023-24, with $5.6 million ongoing, to the Canadian Food Inspection Agency to establish a FMD vaccine bank for Canada, and to develop FMD response plans. The government will seek a cost-sharing arrangement with provinces and territories.

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Chapter 3

A Made-In-Canada Plan: Affordable Energy, Good Jobs, and a Growing Clean Economy

millions of dollars

	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total
3.1. Investing in Clean Electricity	0	8	1,081	1,683	2,146	2,443	7,361
An Investment Tax Credit for Clean Electricity	0	0	800	1,400	1,900	2,200	6,300
Supporting Clean Electricity Projects	0	10	288	289	252	249	1,088
Less: Funds Sourced From Existing Departmental Resources	0	-3	-7	-6	-6	-6	-27
3.2. A Growing, Clean Economy	0	173	1,464	2,331	3,499	3,632	11,099
An Investment Tax Credit for Clean Technology Manufacturing	0	35	1,015	1,020	1,170	1,270	4,510
An Investment Tax Credit for Clean Hydrogen	0	90	330	1,150	2,050	1,940	5,560
Enhancing the Reduced Tax Rates for Zero-Emission Technology Manufacturers	0	0	5	5	5	5	20
Supporting Clean Technology Projects	0	0	8	42	94	151	294
Expanding Eligibility for the Clean Technology Investment Tax Credit	0	0	20	25	45	95	185
Updating Federal Duty to Consult Guidelines	0	3	6	3	0	0	11
Enhancing the Carbon Capture, Utilization, and Storage Investment Tax Credit	0	45	80	86	135	170	516
Administrative Costs	0	1	1	1	1	1	5
Less: Funds Sourced From Existing Departmental Resources	0	0	0	0	0	0	-2
3.3. Investing in Canadian Workers	1	566	84	-132	-204	-208	107
Doubling the Tradespeople’s Tool Deduction	1	2	2	2	2	2	11
Supporting Employee Ownership Trusts	0	0	2	3	5	10	20
Investing in Canada’s Labour Market Transfer Agreements	0	625	0	0	0	0	625
Continuing to Support Seasonal EI Claimants	0	5	77	65	0	0	147
Protecting Jobs with Timely Access to Work-Sharing Agreements	0	2	2	2	0	0	5
Continuing Support for the Student Work Placement Program	0	0	198	0	0	0	198

114 Chapter 3

	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total
Employment Insurance Revenues for Measures Included in Budget 2023[1]	0	-68	-197	-203	-211	-220	-899
3.4. Reliable Transportation and Resilient Infrastructure	-16	195	157	153	209	224	921
Strengthening Canada’s Trade Corridors	0	5	12	13	13	9	52
Less: Funds Sourced From Existing Departmental Resources	0	-3	-9	-8	-8	-8	-35
Investing in VIA Rail Trains and Services	0	117	5	10	39	39	210
Investing in the Canadian Coast Guard	0	23	26	23	23	24	120
Less: Funds Sourced From Existing Departmental Resources	0	-6	-6	-5	-5	-5	-28
Safe and Reliable Ferry Services in Eastern Canada	0	15	15	0	0	0	30
Redeveloping the Bonaventure Expressway and Supporting Transportation Infrastructure in Montreal	0	42	114	120	146	164	587
Less: Year-Over-Year Reallocation of Funding	-16	0	0	0	1	1	-15
3.5. Investing in Tomorrow’s Technology	-24	53	129	196	210	196	759
Using College Research to Help Businesses Grow	0	39	36	33	0	0	109
Supporting Canadian Leadership in Space	0	17	53	119	174	146	508
Less: Funds Sourced From Existing Departmental Resources	0	0	-1	-40	-49	-48	-138
Investing in Canada’s Forest Economy	0	85	130	153	0	0	368
Less: Funds Sourced From Existing Departmental Resources	0	-10	-10	-10	0	0	-30
Establishing the Dairy Innovation and Investment Fund[2]	0	0	1	21	81	94	196
Less: Funds Previously Provisioned in the Fiscal Framework	-24	-100	-100	-100	0	0	-324
Supporting Farmers for Diversifying Away from Russian Fertilizers	0	5	14	14	0	0	34
Less: Funds Previously Provisioned in the Fiscal Framework	0	-7	-7	-7	-7	-7	-34

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	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total
Providing Interest Relief for Agricultural Producers	0	13	0	0	0	0	13
Maintaining Livestock Sector Exports with a Foot-and-Mouth Disease Vaccine Bank	0	12	12	12	12	12	58
Additional Investments – A Made-In-Canada Plan: Affordable Energy, Good Jobs, and a Growing Clean Economy	0	218	200	184	50	35	686
Flow-Through Shares and Critical Mineral Exploration Tax Credit - Lithium From Brines	0	3	3	3	3	2	14
Budget 2023 proposes to allow producers of lithium from brines to issue flow-through shares and to expand the eligibility of the Critical Mineral Exploration Tax Credit to lithium from brines.
Supporting Advanced Transportation Technologies	0	37	49	53	0	0	138
Funding proposed for TC and RCMP to assess, certify, and regulate advanced transportation technologies, including connected and autonomous vehicles and aerial drones, and to support their safe use.
Supporting the Accessibility and Safety of Canada’s Transportation System	0	84	85	86	0	0	255
Less: Costs to be Recovered	0	-1	-2	-2	0	0	-5
Less: Funds Sourced From Existing Departmental Resources	0	-1	-1	-1	0	0	-3
Funding proposed for TC to support rail safety improvement projects, and to continue to fulfill its responsibilities under the Canadian Navigable Waters Act, the Railway Safety Act, and the Transportation of Dangerous Goods Act.
Building Up Capacity at the Transportation Safety Board of Canada	0	5	4	4	4	4	20
Funding proposed for the TSB to ensure it is adequately resourced to deliver on its mandate.
Funding for the Explosives Detection Dog and Handler Teams Program	0	4	6	6	7	7	30
Funding proposed for TC to strengthen air cargo security by expanding the Explosives Detection Dog and Handler Teams program.
Renewal of Funding for the Regional Economic Growth through Innovation program	0	50	0	0	0	0	50
Funding proposed for Canada’s Regional Development Agencies to support economic development and diversification across the country.
Renewal of Funding for the Inclusive Diversification and Economic Advancement in the North Program	0	0	15	15	15	0	44
Funding proposed for CanNor to continue to advance inclusive economic development and diversification in the territories.
CFIA Market Access and Food Safety Programming	0	38	38	16	16	16	126

116 Chapter 3

	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total
Funding proposed for the CFIA to continue to ensure the safety of domestic and imported food, as well as to maintain and grow market access for Canadian food exporters.
AAFC Laboratory Asset Renewal	0	0	1	3	4	5	13
Less: Funds Sourced From Existing Departmental Resources	0	0	0	0	0	0	-1
Funding proposed for AAFC to help restore aging research facilities in urgent need of repair.
Future Arctic Offshore Oil and Gas Development	0	1	2	2	1	1	7
Less: Funds Sourced From Existing Departmental Resources	0	0	0	0	0	0	-2
Funding proposed for CIRNAC to begin five-year climate and marine science-based assessments in Canada’s Arctic waters for 2022-2027, and to support the administration and management of the Western Arctic - Tariuq (Offshore) Accord.
Chapter 3 - Net Fiscal Impact	-39	1,213	3,114	4,415	5,910	6,322	20,934

Note: Numbers may not add due to rounding. A glossary of abbreviations used in this table can be found at the end of Annex 1

[1]	Includes Employment . Insurance revenue for Employment and Social Development Canada Rent Price Adjustment in table A1.12.
[2]	$9 million to be sourced from a reprofile of unclaimed Dairy Direct Payment Program funding for 2022-23.

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Chapter 4

Advancing Reconciliation and Building a Canada That Works for Everyone

Key Ongoing Actions	121

Investments in Indigenous Priorities	122

4.1 Self-Determination and Prosperity for Indigenous Peoples	125

Supporting Indigenous Governance, Capacity, and Participation in Decision-Making	125

Building an Economy That Works for Indigenous Peoples	127

4.2 Investing in Indigenous Communities	129

Supporting Indigenous Health Priorities	129

Supporting Safe and Affordable Housing in Indigenous Communities	130

Implementing the National Action Plan to End the Tragedy of Missing and Murdered Indigenous Women and Girls	130

Supporting First Nations Children	131

Gottfriedson Band Class Settlement Agreement	132

4.3 Clean Air and Clean Water	132

Protecting Our Freshwater	134

Protecting Canada’s Whales	135

Cleaner and Healthier Ports	135

Protecting Species at Risk	135

Supporting Natural Disaster Resilience	136

4.4 Stronger and More Inclusive Communities	137

Supporting Our Official Languages	137

Investing in Employment Assistance Services for Official Language Minority Communities	139

Supporting the Canadian Screen Sector	140

Supporting the Growth of Canada’s Tourism Sector	140

Fighting Systemic Racism, Discrimination, and Hate	141

Supporting Black Canadian Communities	142

Supporting a More Equitable, Diverse, and Inclusive Public Service	143

Advancing Public Safety Research	143

Addressing Wrongful Convictions	144

Advancing Gender Equality in Canada	144

A Safe and Accountable Sport System	144

Helping Canadians Stay Active	145

Local Food Infrastructure Fund Top-Up	145

Making Life More Affordable for Persons With Disabilities	145

Advancing Inclusion of Canadians with Disabilities	146

Building Communities Through Arts and Heritage	148

Creating a New Leave for Pregnancy Loss	148

Improving Access to Leave Related to the Death or Disappearance of a Child	148

4.5 A Stronger Immigration System	149

Safe and Efficient Citizenship Applications	149

Supporting Travel to Canada	150

Supporting Legal Aid for Asylum Seekers	150

Chapter 4

Advancing Reconciliation and Building a Canada That Works for Everyone

Building a Canada that works for everyone requires a commitment to addressing past wrongs and working to support a brighter future for all Canadians from coast to coast to coast.

In Budget 2023, the federal government is continuing to build on the progress we have made together since 2015 on walking the path of truth and reconciliation with Indigenous Peoples, building strong, diverse communities, and protecting the environment and fighting climate change. We will continue building a country where everyone can reach their potential.

With new measures and important investments, Budget 2023 will help everyone share in the opportunities and prosperity that Canada provides.

Key Ongoing Actions

Investments made in and since Budget 2022 to advance reconciliation, protect the environment, and build stronger and more inclusive communities across Canada include:

✓

$4.9 billion to enhance and reform services for Indigenous children, expand Indigenous-led mental wellness services, and support communities as they respond to and heal from the ongoing impact of residential schools;

✓	$4.3 billion over seven years to build and repair housing in Indigenous communities, including those who are self-governing and modern treaty holders;

✓	$1.6 billion over six years and $315 million ongoing to welcome 500,000 new permanent residents each year by 2025, as well as an additional $50 million to address immigration application backlogs;

✓

$1.6 billion over five years, starting in 2023-24, to implement Canada’s first National Adaptation Strategy, which is currently being finalized with input from provinces, territories, National Indigenous Organizations, and other stakeholders;

✓

$1.1 billion over seven years, starting in 2023-24, to conserve and protect nature in Canada and around the world, including $800 million to support up to four Indigenous-led conservation initiatives; and,

✓	$100 million since 2020 to increase the federal contribution to legal aid services.

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Investments in Indigenous Priorities

Since 2015, the federal government has worked with Indigenous partners to advance meaningful reconciliation with First Nations, Inuit, and Métis communities. Real progress has been made to improve the quality of life in Indigenous communities and close gaps between Indigenous and non-Indigenous people. But there is more work to do.

Among the most significant measures, the government has invested more than $5.7 billion since 2015 to build and repair at least 123 new water and wastewater treatment plants, repair or upgrade 658 others, and support the effective management and maintenance of water systems. Through these investments, First Nations have lifted 138 long-term drinking water advisories and prevented 244 short-term drinking water advisories from becoming long-term on public systems on reserves as of February 3, 2023, and plans are in place to lift the remaining 32.

Since 2015, the federal government has made significant distinctions-based investments to respond to the unique histories, interests, and priorities of First Nations, Inuit, and Métis communities. Through Budget 2023, the government will continue to advance reconciliation by supporting healthy communities and investing in self-determined solutions.

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Key Investments in First Nations Priorities Since 2015

✓  $29 billion for child welfare services, including funding to implement An Act respecting First Nations, Inuit and Métis children, youth and families, to maintain and enhance the First Nations Child and Family Services program, and to support ongoing negotiations towards additional program reforms;

✓  Nearly $6.4 billion to meet the needs of First Nations children through Jordan’s Principle;

✓  $6.7 billion to support primary care and public health on reserve, distinctions-based mental health care, and non-insured health benefits. This also includes $1.2 billion in infrastructure funding, which has already supported 248 health-related projects in First Nations communities;

✓  Over $5.9 billion for elementary and secondary education to help First Nations children living on reserve receive high-quality schooling. This also includes $1.8 billion in infrastructure funding, which has already supported 261 school facility projects;

✓  Over $5.7 billion to address critical infrastructure gaps related to water and wastewater, and accelerate progress to end long-term and short-term drinking water advisories in First Nations communities on reserve;

✓  Over $4 billion to support First Nations housing on reserve;

✓  Almost $2.5 billion to support community infrastructure on reserve;

✓  Nearly $2.5 billion in funding to build an early learning and child care system that meets the needs of First Nations families;

✓  $991 million for First Nations and Inuit policing and police facilities to provide access to local and culturally sensitive police services that make communities safer; and,

✓  $417 million targeted for First Nations post-secondary education.

Key Investments in Inuit Priorities Since 2015

✓  $25 million to implement the Inuit Nunangat Policy, which was co-developed with Inuit and will guide the federal government in design, development, and delivery of new and renewed federal programming, policies, and initiatives;

✓  Over $1.3 billion to support housing in Inuit communities;

✓  $5.1 billion to reduce tuberculosis, provide non-insured health benefits, and support distinctions-based mental health care;

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✓  More than $230 million for Inuit communities to build an early learning and child care system that meets the needs of Inuit families;

✓  $70 million to support the National Inuit Suicide Prevention Strategy;

✓  $991 million for First Nations and Inuit policing and police facilities to provide access to local and culturally sensitive police services that make communities safer; and,

✓  More than $125 million targeted for Inuit post-secondary education.

Key Investments in Métis Priorities Since 2015

✓  More than $860 million for Métis communities to build an early learning and child care system that meets the needs of Métis families;

✓  $690 million to support housing in Métis communities;

✓  More than $400 million towards Métis communities skills and employment training, economic development, and to support the startup and expansion of Métis small and medium-sized businesses;

✓  $867 million to support distinctions-based mental health care and the monitoring and treatment of chronic diseases; and,

✓  More than $360 million targeted for Métis post-secondary education.

Through Budget 2023, the government will continue to advance reconciliation by supporting healthy communities and self-determined solutions.

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4.1 Self-Determination and Prosperity for Indigenous Peoples

Advancing Indigenous self-determination is critical to Canada’s future. It strengthens nation-to-nation, government-to-government, and Inuit-Crown relationships, accelerates decolonization, moves us all forward on reconciliation, and ultimately creates more vibrant and prosperous Indigenous communities.

Indigenous governments must be able to set and implement priorities respecting their communities, lands, and resources. Indigenous Peoples, businesses, and communities must have the opportunity to fully participate in the economy, and build opportunities for themselves and future generations in the ways they see fit, consistent with their constitutionally protected rights.

Budget 2023 is investing in measures that will continue to advance service transfer to Indigenous governments and institutions, and unlock opportunities to advance economic reconciliation for Indigenous Peoples across Canada.

Supporting Indigenous Governance, Capacity, and Participation in Decision-Making

Supporting Indigenous Governance and Capacity

First Nations governments need resources to meet the needs of their communities and deliver the services and programs their communities rely on. Supporting First Nations governments is an essential part of supporting self-determination.

Budget 2023 proposes to provide $76.3 million in 2023-24 to Indigenous Services Canada to continue to support the administrative capacity of First Nations governments and tribal councils delivering critical programs and services to their members.

Increasing Indigenous Participation in Northern Environmental Decision-Making

Indigenous participation in northern environmental decision-making processes is an example of self-determination in action. Major resource and infrastructure projects can offer Indigenous communities and other Northerners good jobs, revenue, and business development opportunities.

Support for Indigenous and public participation in environmental assessments of these projects helps Indigenous Peoples inform decisions that affect their lands, communities, and futures. This also helps ensure approved projects respect Indigenous rights and that local communities—many of them rural and remote—experience their benefits.

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Budget 2023 proposes to provide $19.4 million over five years, starting in 2023-24, to Crown-Indigenous Relations and Northern Affairs Canada for the Northern Participant Funding Program to increase the participation of Indigenous Peoples and other Northerners in environmental and regulatory assessments of major projects.

Budget 2023 also proposes to provide $1.6 million over two years, starting in 2023-24, to the Canadian Northern Economic Development Agency for the Northern Projects Management Office to increase capacity for federal participation in environmental assessments and consultation with Indigenous communities on major projects in the territories.

Advancing Self-Determination of Métis Communities

Advancing self-determination requires a distinctions-based approach to ensure that the unique rights and interests of First Nations, Inuit, and Métis communities are affirmed and implemented. The federal government is proud of the significant progress being made towards renewed government-to-government relationships with Métis communities, based on the recognition of rights, respect, co-operation, and partnership.

In February 2023, the Minister of Crown-Indigenous Relations signed updated Self-Government Recognition and Implementation Agreements with the Métis Nation of Alberta, the Métis Nation–Saskatchewan, and the Métis Nation of Ontario. These historic agreements came after more than a century of Métis ancestors fighting for recognition. These agreements, in addition to an agreement signed with the Manitoba Métis Federation in July 2021, formally recognize each Métis partner as the representative government of the Métis Nation in their respective provinces, with jurisdiction over core governance and other internal matters.

The government will continue its collaborative work with these governments to conclude self-government treaties, guiding implementation of their unique visions for Métis self-determination.

Tax Arrangements With Indigenous Governments

Mutually beneficial tax arrangements with interested Indigenous governments build strong fiscal relationships and support self-determination through revenues that Indigenous governments can invest in what matters most to their communities.

The federal government remains committed to negotiating mutually beneficial tax agreements with interested Indigenous governments, including implementing the First Nations Goods and Services Tax within their settlement lands or reserves and, with interested self-governing Indigenous governments, to enable the implementation of personal income taxes within their settlement lands.

126 Chapter 4

The federal government is also making progress with Indigenous communities and organizations on a voluntary fuel, alcohol, cannabis, and tobacco (FACT) sales tax framework. The FACT framework would provide a new, flexible option for interested Indigenous governments to exercise tax jurisdiction within their reserves or settlement lands. Since fall 2022, productive discussions have taken place with Indigenous partners, and Indigenous communities have expressed interest in moving forward collaboratively.

The federal government also continues to encourage, and will help facilitate, taxation arrangements between interested provincial or territorial and Indigenous governments.

The government will also continue to explore the potential role of additional tools, including tax arrangements, to enable Indigenous communities to meaningfully benefit from resource development.

Building an Economy That Works for Indigenous Peoples

Creating Prosperity With Indigenous Peoples

Economic reconciliation is critical to Indigenous self-determination. To move forward and build prosperity, systemic barriers must be removed and supports put in place for Indigenous communities to fully participate in the economy in line with their constitutionally protected rights.

Budget 2023 proposes to provide $5 million in 2023-24 to Indigenous Services Canada to support the co-development of an Economic Reconciliation Framework with Indigenous partners that will increase economic opportunities for Indigenous Peoples, communities, and businesses.

Building on the strong foundation set out in recent Indigenous-led initiatives, such as the National Indigenous Economic Strategy and the First Nations Financial Management Board’s RoadMap project, the Framework will help to define the role of federal and Indigenous organizations in advancing economic reconciliation through measures that reflect the unique needs, perspectives, and interests of Indigenous Peoples.

Advancing Reconciliation and Building a Canada That Works for Everyone    127

Supporting Indigenous Economic Participation in Major Projects

The federal government is committed to further improving the quality and consistency of benefits that Indigenous communities derive from major projects in their territories, including through advancing opportunities for Indigenous communities to participate as partners in major projects.

Budget 2023 proposes to provide $8.7 million in 2023-24 to Natural Resources Canada to support deeper engagements with Indigenous partners, including Indigenous rights-holders, towards the development of the National Benefits-Sharing Framework.

Budget 2023 announces that the Canada Infrastructure Bank will provide loans to Indigenous communities to support them in purchasing equity stakes in infrastructure projects in which the Bank is also investing. These loans will be sourced from the Canada Infrastructure Bank’s existing funding envelope.

The government will also continue to explore, through engagement on the National Benefits-Sharing Framework, additional federal supports to increase access to capital for Indigenous groups to invest in major resource projects.

Advancing Economic Reconciliation by Unlocking the Potential of First Nations Lands

The federal government is committed to supporting initiatives that return control and decision-making over the use of First Nations lands back to First Nations communities. This supports economic growth and self-determination for First Nations, and moves us further along the path of reconciliation.

Budget 2023 proposes to provide $30 million over five years, starting in 202324, to Indigenous Services Canada to enhance the Reserve Land and Environment Management Program, ensuring First Nations can develop capacity to exercise increased responsibility over their lands, resources, and environment.

Through Budget 2023, the government reaffirms its commitment to negotiate a renewed operating funding formula with the Lands Advisory Board to ensure the continued growth and success of First Nation Land Management.

Budget 2023 also proposes to provide $35.3 million over three years, starting in 2023-24, to Crown-Indigenous Relations and Northern Affairs Canada and Natural Resources Canada to co-develop, with the Lands Advisory Board, a new First Nations-led National Land Registry that will provide communities in First Nation Land Management with more opportunities to realize the economic benefits arising from local control over their lands.

128 Chapter 4

In December 2022, the Framework Agreement on First Nation Land Management Act received Royal Assent, building on the Framework Agreement on First Nation Land Management’s 25-year record of empowering First Nations to exercise their jurisdiction by opting out of Indian Act provisions related to land management.

4.2 Investing in Indigenous Communities

Supporting strong, healthy Indigenous communities means confronting the harms of the past—and the challenges facing First Nations, Inuit, and Métis communities today—with forward-looking, Indigenous-led solutions.

Budget 2023 includes new investments to strengthen accessible, culturally appropriate health care, to support Indigenous communities where everyone, including the most vulnerable, feels safe and supported, and to support community-led efforts to revitalize language, culture, and traditions.

Supporting Indigenous Health Priorities

Indigenous Peoples deserve access to high-quality and culturally safe health care services, no matter where they live. The federal government is working with Indigenous partners, provinces, and territories to co-develop distinctions-based Indigenous health legislation.

On February 7, 2023, the federal government announced major new investments in public health care, and is working with provinces and territories on delivering improvements that people in Canada—including Indigenous Peoples—expect and deserve. A key principle in bilateral agreements with provinces and territories is that Indigenous Peoples everywhere in Canada have the right to fair and equal access to health services, free from racism and discrimination.

As part of the federal government’s plan to strengthen Canada’s universal public health care system, the government is investing $2 billion in new, additional funding over ten years for a distinctions-based Indigenous Health Equity Fund. This fund will address the unique challenges Indigenous Peoples face when accessing health care services, and support immediate and long-term Indigenous health priorities. Building on this investment, Budget 2023 proposes additional new measures to maintain essential health care services. Budget 2023 proposes to provide:

$810.6 million over five years, beginning in 2023-24, to support medical travel and to maintain medically necessary services through the NonInsured Health Benefits Program, including mental health services, dental and vision care, and medications.

$16.2 million over three years, beginning in 2023-24, for interventions to reduce rates of tuberculosis in Inuit communities.

Advancing Reconciliation and Building a Canada That Works for Everyone    129

Supporting Safe and Affordable Housing in Indigenous Communities

When people have access to safe and affordable housing, they are more economically secure, healthier, and see brighter futures for themselves and their families. Since 2015, the federal government has committed $6.7 billion to support First Nations, Inuit, and Métis housing, including in self-governing and modern treaty communities, $4 billion of which was announced in Budget 2022. The funding so far has supported over 13,000 housing-related projects and home improvement and repairs, and more than 4,600 new homes in Indigenous communities.

Budget 2022 also provided $300 million to support housing in urban, rural, and northern Indigenous communities. As outlined in Chapter 1, Budget 2023 is proposing to build on this initial work with a significant investment of $4 billion over seven years, starting in 2024-25, to implement an Urban, Rural, and Northern Indigenous Housing Strategy, currently under co-development with Indigenous partners.

Implementing the National Action Plan to End the Tragedy of Missing and Murdered Indigenous Women and Girls

Together with Indigenous partners, the federal government is accelerating the implementation of the Federal Pathway to Address Missing and Murdered Indigenous Women, Girls and 2SLGBTQQIA+ People. Building on the $2.2 billion provided in Budget 2021, Budget 2023 proposes investments that acknowledge the leadership of families and survivors in this process, and the need to increase accountability and ensure that progress is made. Budget 2023 proposes to provide:

$20 million over four years, starting in 2022-23, to support Indigenous-led projects for safer communities through the Pathways to Safe Indigenous Communities Initiative.

$95.8 million over five years, starting in 2023-24, and $20.4 million ongoing to help Indigenous families access information about their missing and murdered loved ones, and to enhance victim services to support their healing journeys. This funding would renew existing programming and expand it to include support for families of 2SLGBTQI+ Indigenous victims who are men.

$2.6 million over three years, starting in 2023-24, to support the National Family and Survivors Circle in keeping families and survivors at the centre of the implementation of the National Action Plan and the Federal Pathway.

$2.2 million over five years, starting in 2023-24, to establish an oversight mechanism to monitor and report on the progress of implementation.

130 Chapter 4

$1.6 million over two years, starting in 202324, to support the Ministerial Special Representative appointed to provide advice and recommendations on the creation of an Indigenous and Human Rights Ombudsperson.

$2.5 million over five years, starting in 2023-24, to facilitate and coordinate work on advancing the National Action Plan by establishing a standing Federal-Provincial-Territorial-Indigenous table on Missing and Murdered Indigenous Women, Girls and 2SLGBTQI+ People. This table will provide a specific forum to take action on areas of shared roles and responsibilities regarding Missing and Murdered Indigenous, Women, Girls, and 2SLGBTQI+ People, including prioritizing discussion on how to launch a “Red Dress Alert” to notify the public when an Indigenous woman or two-spirit person goes missing.

Supporting First Nations Children

The federal government is committed to ensuring that First Nations children have the supports they need to flourish, and that communities are supported in their efforts to keep families together.

Through the implementation of Jordan’s Principle, First Nations children are able to access the health, social, and educational supports they need, when they need them. The government continues to work with First Nations partners to advance long-term reforms to ensure that First Nations children will continue to receive timely, high-quality services.

The government also continues to work with First Nations partners on long-term reforms for child welfare, and to support community-led solutions to reduce the number of children in care and keep children and youth connected to their families, their communities, and their culture. In addition, the government is supporting First Nations in developing their own child and family services that reflect their values and traditions under An Act respecting First Nations, Inuit and Métis children, youth and families.

Budget 2023 proposes to provide $171 million in 2022-23 to Indigenous Services Canada to ensure First Nations children continue to receive the support they need through Jordan’s Principle.

With funding announced in the 2022 Fall Economic Statement, Budget 2023 also provides $444.2 million over three years, starting in 2022-23, to support Peguis First Nation in Manitoba and Louis Bull Tribe First Nation in Alberta to exercise jurisdiction over their child welfare systems and make decisions about what is best for their children and families.

Advancing Reconciliation and Building a Canada That Works for Everyone    131

Gottfriedson Band Class Settlement Agreement

The residential school system attempted to assimilate Indigenous children, forcing them to abandon their languages, cultures, spiritualities, traditions, and identities. The painful legacy of the residential school system lives on today.

The federal government is committed to addressing the harms that continue to affect First Nations, Inuit, and Métis children and their families. On January 18, 2023, the federal government signed an agreement to compensate 325 bands that opted in to the Gottfriedson Band Class litigation to address the collective harms caused by the loss of language, culture, and heritage through the residential school system. The settlement has since been approved by the Federal Court.

Budget 2023 provides $2.8 billion as part of the Band Class settlement, to establish a trust to support healing, wellness, education, heritage, language, and commemoration activities. The government will also propose legislative amendments to exclude the income and gains of the trust from taxation.

4.3 Clean Air and Clean Water

We live in the most beautiful country in the world. From the red sand beaches of Prince Edward Island to sweeping Yukon vistas and the mountains of British Columbia, Canadians love our natural environment. We depend on it for our jobs, for clean air and clean water, and for a sense of place in the world.

However, the risks to our environment have never been greater. Climate change threatens nature, our communities, and our economy. Pollution and development continue to harm Canada’s remarkable biodiversity.

Building on the significant progress we have made since 2015, Budget 2023 announces new measures to protect our natural environment, fight climate change, and make Canada more resilient to the threats posed by extreme weather.

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Fighting Climate Change and Protecting Nature

Since 2015, the federal government has taken significant action to protect the environment, conserve nature and biodiversity, and respond to the threat of climate change. This includes:

✓  Establishing a federal pollution pricing system that puts money back in the pockets of Canadians;

✓  Putting Canada on track to conserve 25 per cent of Canada’s lands and waters by 2025, and to conserve 30 per cent by 2030;

✓  Designing an Emissions Reduction Plan that serves as Canada’s roadmap to a 40 per cent reduction in emissions by 2030;

✓  Providing more than $3.6 billion to protect nature and species at risk, and more than $1 billion to protect marine and coastal areas;

✓  Putting Canada on a path to planting two billion trees;

✓  Protecting Canada’s coasts and waterways by providing more than $3.5 billion to the Oceans Protection Plan;

✓  Helping Canadians purchase or lease close to 200,000 zero-emission vehicles since 2019 through purchase incentives of up to $5,000;

✓  Keeping people and communities safe from the impacts of climate change, with more than $1.6 billion to support Canada’s National Adaptation Strategy;

✓  Lowering energy bills and making homes more energy efficient with grants of up to $5,000 for home retrofits and up to $40,000 for deep retrofits;

✓  Providing more than $600 million to preserve wild Pacific salmon;

✓  Supporting the recovery of the Southern Resident Killer Whale, the North Atlantic Right Whale, and the St. Lawrence Estuary Beluga; and,

✓  Banning the manufacturing of harmful single-use plastics, and working with provinces and territories towards a goal of zero plastic waste by 2030.

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Progress on Biodiversity

Montreal recently hosted the Fifteenth Conference of the Parties (COP15) to the United Nations Convention on Biological Diversity, which led to a new Post-2020 Global Biodiversity Framework. During COP15, Canada announced new funding for biodiversity and conservation measures at home and abroad that will support the implementation of the Global Biodiversity Framework, including $800 million to support Indigenous-led conservation within Canada through the innovative Project Finance for Permanence model.

Protecting Our Freshwater

Canada is home to 20 per cent of the world’s freshwater supply. Healthy lakes and rivers are essential to Canadians, communities, and businesses across the country. Recognizing the threat to freshwater caused by climate change and pollution, the federal government is moving forward to establish a new Canada Water Agency and make major investments in a strengthened Freshwater Action Plan.

Budget 2023 proposes to provide $650 million over ten years, starting in 2023-24, to support monitoring, assessment, and restoration work in the Great Lakes, Lake Winnipeg, Lake of the Woods, St. Lawrence River, Fraser River, Saint John River, Mackenzie River, and Lake Simcoe. Budget 2023 also proposes to provide $22.6 million over three years, starting in 2023-24, to support better coordination of efforts to protect freshwater across Canada.

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Budget 2023 also proposes to provide $85.1 million over five years, starting in 2023-24, with $0.4 million in remaining amortization and $21 million ongoing thereafter to support the creation of the Canada Water Agency, which will be headquartered in Winnipeg. By the end of 2023, the government will introduce legislation that will fully establish the Canada Water Agency as a standalone entity.

Protecting Canada’s Whales

Canada’s oceans are home to more than 30 species of whales, which play a critical role in the health of our oceans and carry important cultural significance for many Indigenous and coastal communities. In Budget 2023, the federal government is proposing further funding to protect whales, including the North Atlantic Right Whale, the St. Lawrence Estuary Beluga, and British Columbia’s Southern Resident Killer Whale, all of whom are vital to Canada’s marine ecosystems.

Budget 2023 proposes to provide $151.9 million over three years on a cash basis, starting in 2023-24, to Fisheries and Oceans Canada, Transport Canada, Environment and Climate Change Canada, and Parks Canada to continue to protect endangered whales and their habitats.

Cleaner and Healthier Ports

Canada’s ports are at the heart of our supply chains, delivering goods to Canadians and allowing our businesses to reach global markets. As rising shipping levels enable and create economic growth and good jobs, the federal government is taking action to protect Canada’s coastal ecosystems and communities.

Budget 2023 proposes to provide $165.4 million over seven years, starting in 2023-24, to Transport Canada to establish a Green Shipping Corridor Program to reduce the impact of marine shipping on surrounding communities and ecosystems. The program will help spur the launch of the next generation of clean ships, invest in shore power technology, and prioritize low-emission and low-noise vessels at ports.

Protecting Species at Risk

The federal government is continuing to work with provincial and territorial governments, in partnership with Indigenous communities and other stakeholders across Canada, to protect species at risk. As a result of actions taken to fulfill its obligations under the Species at Risk Act, Canada has helped to improve the status of several species.

Budget 2023 proposes to provide $184 million over three years, starting in 2023-24, to Environment and Climate Change Canada, Parks Canada, Fisheries and Oceans Canada, and Natural Resources Canada to continue monitoring, protecting, and promoting the recovery of species at risk to help restore their populations.

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Supporting Natural Disaster Resilience

Improving Disaster Insurance

As a result of climate change, extreme weather is on the rise. When extreme weather strikes, it often leaves behind a wake of severe damage to homes and communities. People need to be able to access affordable property insurance so that natural disasters don’t lead to unnecessary financial disasters. However, the unique realities of natural disasters make them difficult to insure, leaving some Canadians financially vulnerable. Working with the insurance industry, more needs to be done to protect Canadians from the costs that come with recovering from disasters and make insurance affordable.

Budget 2023 announces the federal government’s intention to launch, in partnership with provinces and territories, a new approach to address gaps in natural disaster protection and help Canadians access affordable insurance.

As a first step, Budget 2023 proposes to provide $31.7 million over three years, starting in 2023-24, to Public Safety Canada and the Canada Mortgage and Housing Corporation to work with the Department of Finance Canada to stand-up a low-cost flood insurance program, aimed at protecting households at high risk of flooding and without access to adequate insurance. This would include offering reinsurance through a federal Crown corporation and a separate insurance subsidy program.

The government will engage provinces and territories on the development and implementation of the program, as well as the requirements for its long-term fiscal sustainability, including cost-sharing and risk mitigation. In parallel, the Department of Finance and Public Safety Canada will engage with industry on solutions to earthquake insurance and other evolving climate-related insurance market challenges.

Raising Awareness of Flood Risks

As climate change makes flooding more frequent and severe, many Canadians are unaware of the risks their home may face from flooding. This is, in many cases, due to a lack of publicly available information. For many at the greatest risk, this limits their ability to take action to protect themselves and their home, and hinders communities’ ability to mitigate the effects of flooding.

Budget 2023 proposes to provide $15.3 million over three years, starting in 2023-24, to Public Safety Canada to create a publicly accessible online portal where Canadians can access information on their exposure to flooding.

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Modernizing Federal Disaster Assistance

The Disaster Financial Assistance Arrangements cover up to 90 per cent of provincial and territorial response and recovery costs after a disaster. Since 1970, the federal government has provided approximately $7.6 billion in support under the program—two thirds of which has been delivered in the past ten years. As climate change makes natural disasters more frequent, the program must be modernized to increase its focus on prevention and resilience.

Budget 2023 proposes to provide $48.1 million over five years, starting in 2023-24, and $3.1 million ongoing to Public Safety Canada to identify high-risk flood areas and implement a modernized Disaster Financial Assistance Arrangements program, which would incentivize mitigation efforts.

4.4 Stronger and More Inclusive Communities

No matter the colour of your skin, or who you love, or what language you speak, or where you were born, you deserve to share in the opportunities that Canada provides.

Investing in our communities means tackling the systemic discrimination and hate that too many racialized Canadians, Indigenous Peoples, persons with disabilities, women, and 2SLGBTQI+ Canadians still face. It means building communities where everyone is able to be who they are and do what they love.

Budget 2023 introduces new measures that will build stronger communities and a more equitable and inclusive Canada—for everyone.

Supporting Our Official Languages

Canada’s two official languages unite us. English and French are at the heart of our history and who we are.

However, in a changing and interconnected world, our two official languages are not on equal footing. The relative size of Francophone minority communities has been declining, and Canada’s rate of official language bilingualism is static. Even in Quebec, the demographic weight of Francophones is declining.

To meet the challenges facing linguistic duality in Canada—and to ensure its future—the federal government recognizes its responsibility to protect and promote our two official languages. This includes protecting and promoting French in Quebec, language rights of Francophone minorities across Canada, including Acadians, Franco-Ontarians, and Franco-Manitobans, as well as the Anglophone minority in Quebec.

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Since 2015, the federal government has taken action to support our official languages with historic investments. This has included introducing an Action Plan for Official Languages; the development of a national strategy to increase Francophone immigration; the release of a white paper entitled English and French: Towards a substantive equality of official languages in Canada; the introduction of Bill C-13 to modernize the Official Languages Act for the first time in a generation; and achieving a record 4.4 per cent French-speaking immigrants outside of Quebec.

Investing in Our Official Languages
To strengthen the vitality of official languages across Canada, the federal government has also provided significant funding since 2015, including:

✓  $2.7 billion over five years, starting in 2018-19, to fund the Action Plan for Official Languages, 2018-23, which included funding for the training and recruiting of teachers to meet the growing needs of Francophone minority schools and immersion classes;

✓  $450 million over five years, starting in 2019-20, to support minority- language education, including at the post-secondary level; second- language learning; and minority-language community and educational spaces; and,

✓ $21.6 million over five years, starting in 2020-21, to support legislative amendments for increased access to family justice, including divorce, in the official language of one’s choice.

The Action Plan for Official Languages, 2023-28 will implement the federal government’s commitments to ensure the equality of English and French, help to increase the demographic weight of Francophones and restore the size of Francophone communities, increase the rate of bilingualism, and better support official language minority communities.

Budget 2023 proposes to provide $373.7 million over five years, starting in 2023-24, in additional funding to support new and enhanced federal initiatives under the Action Plan for Official Languages, 2023-28. These investments will be guided by the four pillars of the Action Plan:

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Francophone immigration: $123.2 million to boost Francophone immigration in Canada, including support for Canadian employers to recruit French-speaking foreign workers, and increased support for these immigrants once they arrive in Canada;

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Official languages as a tool for economic development: $117 million to ensure the prosperity of official language minority communities, including increased support for the non-profit organizations that serve these communities, for the training of bilingual nurses and personal support care workers, and for the promotion of French-language research;

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Official languages at the heart of Canadian identity: $111.4 million to bolster bilingualism in our justice system, including through the translation of judgments of national interest, and to support cultural and educational activities, including the training of early childhood educators in minority-language communities outside Quebec; and,

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Government of Canada leadership: $22.1 million for a centre of expertise to ensure federal institutions fulfill their duty, under the Official Languages Act, to enhance the vitality of official language minority communities, and to support data and research on the number of children who have a right to be educated in the minority language.

Budget 2023 proposes to provide $24.5 million over five years, starting in 2023-24, for the Department Canadian Heritage to double funding for the Court Challenges Program. This program is administered independently and provides support for legal cases of national significance that clarify and assert official language rights and human rights.

Budget 2023 also proposes to provide $679.2 million over five years, starting in 2023-24, for the Department of Canadian Heritage to support equal access to services of equal quality in education by working with provinces and territories to make high-quality minority-language education, opportunities for second-language learning, and bilingual government services more readily available across Canada.

These new investments of more than $1 billion would bring total funding for the Action Plan for Official Languages, 2023-28 to over $3.8 billion over five years.

Investing in Employment Assistance Services for Official Language Minority Communities

For workers across Canada, access to employment assistance services—such as employment counselling, resume writing, interview techniques, job search skills, and job placement services—in the official language of their choice is critical.

Budget 2023 proposes to provide $208 million over five years, starting in 2023-24, and $54 million ongoing to Employment and Social Development Canada to expand the Enabling Fund for Official Language Minority Communities to support local official language minority community organizations to deliver employment assistance services.

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Supporting the Canadian Screen Sector

The Canada Media Fund is a non-profit organization that supports artists, storytellers, and producers in bringing Canadian content to audiences at home and around the world. However, in recent years, changing viewing habits have resulted in declining revenues for the Canada Media Fund, making it harder for them to support homegrown talent.

Budget 2023 proposes to provide $40 million over two years, starting in 2023-24, to the Department of Canadian Heritage for the Canada Media Fund to make funding more open to traditionally underrepresented voices, and to increase funding for French-language screen content. This approach ensures support for the production of Canadian content while the government continues to review and modernize its support for the Canadian screen sector.

Supporting the Growth of Canada’s Tourism Sector

The COVID-19 pandemic had a significant impact on Canada’s tourism sector. During the pandemic, the federal government provided $23 billion in emergency support to help the industry recover, and with travel resuming and the industry beginning to turn the corner, there is an opportunity to invest in Canada’s tourism sector and ensure it can continue to be a driver of good jobs and vibrant communities across Canada.

Following consultations with the tourism industry, provincial and territorial counterparts, and Indigenous tourism operators, the government will present a new Federal Tourism Growth Strategy to chart a course for growth, investment, and stability in Canada’s tourism sector. As key components of the upcoming Strategy:

Budget 2023 proposes to provide $108 million over 3 years, on a cash basis, starting in 2023-24, to the Regional Development Agencies to support communities, small businesses, and non-profit organizations in developing local projects and events.

Budget 2023 also proposes to provide $50 million over 3 years, on a cash basis, starting in 2023-24, to Destination Canada to attract major international conventions, conferences, and events to Canada.

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Atlantic Growth Strategy

The Atlantic Growth Strategy was launched in 2016 to pave the way for a stronger economy in Atlantic Canada. Through the Atlantic Growth Strategy, the federal government and provincial governments in Atlantic Canada are working together to create good middle class jobs, strengthen local communities, encourage immigration, and grow innovative companies across the region.

In July 2022, the federal and provincial governments reaffirmed their commitment to work together and build on the initiatives that are benefitting Atlantic Canadians through the Atlantic Growth Strategy. Renewed areas of focus will include infrastructure, trade and investment, broadband, innovation, labour and skills, and clean technology.

Fighting Systemic Racism, Discrimination, and Hate

Canada’s commitment to embracing diversity is an example to the world and a pillar of our national character—one in three people in Canada is a member of a racialized or religious minority community. We work together, support each other, and learn and prosper by living alongside each other.

However, many racialized and religious minority communities in Canada continue to experience barriers and discrimination. In response, the federal government has taken significant steps to fight systemic racism, discrimination, and hate in Canada. This includes:

✓	$85 million over four years to launch Canada’s new Anti-Racism Strategy;

✓	$100 million over five years to launch the Federal 2SLGBTQI+ Action Plan;

✓	$200 million to establish the Black-led Philanthropic Endowment Fund, and create a sustainable source of funding to support Black communities;

✓	Up to $265 million over four years for the Black Entrepreneurship Program;

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$18 million over two years to support the Canadian Race Relations Foundation in delivering grants for community-level interventions to combat racism in Canada, including the rise of anti-Asian racism during the pandemic;

✓	$21.5 million to enhance legal supports for racialized communities; and,

✓	Implemented the “nothing without us”Accessible Canada Act to realize a barrier-free Canada for persons with disabilities by 2040.

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Canada’s New Action Plan to Combat Hate

Hate has no place in Canada. However, police-reported hate crimes have increased by 72 per cent between 2019 and 2021. Hateful rhetoric is on the rise, and misinformation and disinformation, both online and in our communities, is increasingly affecting the safety and well-being of Canadians.

To confront hate in all its forms, including hate faced by 2SLGBTQI+ communities, the federal government plans to introduce a new Action Plan to Combat Hate later this year. This new Action Plan will include measures to combat hateful rhetoric and acts, building on measures being taken in Budget 2023 to build safer, more inclusive communities.

Budget 2023 proposes to provide $49.5 million over five years, starting in 2023-24, to Public Safety Canada to enhance and expand the Communities at Risk: Security Infrastructure Program and allow it to be more responsive to the evolving security needs of communities.

Building on Canada’s Anti-Racism Strategy

In Budget 2022, the federal government renewed Canada’s Anti-Racism Strategy to fight racism and ensure that our society continues to be strengthened by Canada’s remarkable cultural, ethnic, and linguistic diversity.

Budget 2023 proposes to provide an additional $25.4 million over five years, starting in 2023-24, and $0.6 million ongoing, to the Department of Canadian Heritage to continue to support Canada’s Anti-Racism Strategy and fight all forms of racism, including but not limited to anti- Indigenous racism, anti-Black racism, anti-Asian racism, antisemitism, Islamophobia.

Budget 2023 proposes to provide $1.5 million over two years, starting in 2023-24, to the Privy Council Office to create a new Anti-Racism, Equity and Inclusion Secretariat to ensure that considerations of anti-racism, equity and inclusion are applied in the development of federal government policies.

Supporting Black Canadian Communities

Research indicates that Black Canadians continue to experience persistent inequities in income and employment while also facing a higher likelihood of discrimination. The government remains committed to addressing these barriers and inequities.

Budget 2023 proposes to provide $25 million, in 2024-25, to Employment and Social Development Canada for the Supporting Black Canadian Communities Initiative, to continue empowering Black-led and Black-serving community organizations and the work they do to promote inclusiveness.

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Supporting a More Equitable, Diverse, and Inclusive Public Service

An Action Plan for Black Employees in the Public Service

Systemic racism has been a reality for Black Canadians for far too long. All too often, Black public servants face barriers to career advancement and lack adequate support for the challenges they face—particularly for their mental health. The federal government is committed to ensuring that Black public servants can work in a safe and healthy environment that is equitable, diverse, and inclusive.

Budget 2023 proposes to provide $45.9 million over three years, starting in 2023-24, to the Treasury Board of Canada Secretariat to create a Mental Health Fund for Black public servants and establish dedicated career development programs, including to prepare Black public service leaders for executive positions.

Addressing Workplace Harassment, Discrimination, and Violence

Canadians need a federal public service that represents our diverse communities and draws from the full capacity of Canada’s smart and capable workforce. To do this, federal workplaces must be welcoming and supportive, and free of harassment and discrimination.

Budget 2023 proposes to provide $6.9 million over two years, starting in 2023-24, to the Treasury Board of Canada Secretariat to advance a restorative engagement program to empower employees who have suffered harassment and discrimination, and to drive cultural change in the public service. Of this amount, $1.7 million would be sourced from existing departmental resources. Funding will also support a review of the processes for addressing current and historical complaints of harassment, violence, and discrimination.

Advancing Public Safety Research

Public safety officers help keep us safe, but their jobs can frequently expose them to traumatic events and increase their risk of post-traumatic stress injuries. Over the past five years, the Canadian Institute for Public Safety Research and Treatment, based out of the University of Regina, has made important contributions to advance knowledge in this area and address injuries among officers.

Budget 2023 proposes to provide $16.7 million over five years, starting in 2023-24, to Public Safety Canada to continue to support this important work through the Canadian Institute for Public Safety Research and Treatment.

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Addressing Wrongful Convictions

The federal government fundamentally believes that a fair and equitable criminal justice system must guard against potential miscarriages of justice. Under the current system, it can be too difficult, and take too long, for people who believe they have been wrongfully convicted to have their cases reviewed.

On February 16, 2023, the Minister of Justice introduced legislation to establish an independent Miscarriage of Justice Review Commission to replace the current ministerial review process and make the process more efficient and accessible.

Budget 2023 proposes to provide $83.9 million over five years, starting in 2023-24, and $18.7 million ongoing to Justice Canada for the independent Miscarriage of Justice Review Commission.

Advancing Gender Equality in Canada

Women in Canada face unique barriers. Since 2015, the federal government has made record investments to support women and gender diverse people, with Budget 2023 delivering new support to build on the important progress that has been made.

Budget 2023 proposes to provide $160 million over three years, starting in 2023-24, for the Women’s Program to provide funding to organizations in Canada that serve women. The government is committed to maintaining historic funding levels for Canadian women’s organizations and equity-deserving groups, with a particular focus on Indigenous women, women with disabilities, members of the 2SLGBTQI+ communities, and newcomer, Black, racialized, and migrant women.

A Safe and Accountable Sport System

From beginners to Olympians, every athlete in Canada should be safe from abuse, harassment, and mistreatment. Ensuring that our sporting institutions across the country are accountable for the treatment of their athletes is essential to building a sport system that promotes the safety and well-being of Canadian athletes.

Budget 2023 proposes to provide $13.8 million over three years, starting in 2022-23, to the Department of Canadian Heritage to enhance accountability and support efforts to build a safe and accountable sport system.

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Helping Canadians Stay Active

Supporting people to be more active has significant benefits for their physical and mental health, as well as for our communities, the environment, and the economy. However, in 2018-19, less than half of adults, children, and youth met the minimum national physical activity guidelines. To help encourage more Canadians to get moving:

Budget 2023 proposes to provide $10 million over two years, starting in 2023-24, towards ParticipACTION’s Let’s Get Moving Initiative, which will continue supporting national programming that aims to increase daily physical activity among Canadians.

Local Food Infrastructure Fund Top-Up

Northern, Indigenous, and remote communities face unique challenges when it comes to food security. Through the Local Food Infrastructure Fund, the federal government is supporting community-led efforts to address food insecurity by helping invest in the infrastructure needed to produce, store, and deliver locally-sourced food in a sustainable manner.

Budget 2023 proposes to provide $10 million in 2023-24 to top up the Local Food Infrastructure Fund to strengthen food security in Northern, rural, and Indigenous communities across Canada.

Making Life More Affordable for Persons With Disabilities

Persons with disabilities can face additional costs related to medical care, retrofits, and medical devices. In fact, they are almost twice as likely to be low-income as people without a disability. Registered Disability Savings Plans (RDSPs) are there to support the long-term financial security of people with disabilities who are eligible for the Disability Tax Credit. Since their creation in 2008, total assets within RDSPs have grown to approximately $8.8 billion, with close to 260,000 RDSPs supporting persons with disabilities with the cost of living in their later years.

The federal government has expanded access to RDSPs by allowing a qualifying family member—such as a parent, a spouse, or a common-law partner—to open an RDSP and be the plan holder for an adult with mental disabilities whose ability to enter into an RDSP contract is in doubt, and who does not have a legal representative. The provision has helped many families access an RDSP, but it is currently set to expire.

Budget 2023 announces the government’s intention to extend the Qualifying Family Member provision until December 31, 2026. To further increase access to RDSPs, the government also intends to expand the provision to include adult siblings of an RDSP beneficiary. These measures are expected to cost $13 million over five years, starting in 2023-24, and $3 million ongoing.

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Since the introduction of the Qualifying Family Member provision in 2012, the federal government has maintained that this provision is intended as a stopgap for provinces and territories to develop more appropriate, long-term solutions to address RDSP legal representation issues for persons with disabilities. While most provinces and territories have made significant progress, others have not. The government continues to encourage provinces and territories that have not already done so to address issues surrounding guardianship for persons with disabilities.

Advancing Inclusion of Canadians with Disabilities

In October 2022, the government launched the Disability Inclusion Action Plan, a comprehensive, whole-of-government approach to disability inclusion. Community engagement is a key aspect—the government needs to get views from Canadians with disabilities in matters that affect them. To further enhance disability inclusion in Canada:

Budget 2023 proposes to provide $10 million over two years, beginning in 2023-24, to Employment and Social Development Canada to help address the unique needs and ongoing barriers faced by persons with disabilities by investing in capacity building and the community-level work of Canada’s disability organizations.

Budget 2023 proposes to provide $21.5 million in 2023-24 to Employment and Social Development Canada to continue work on the future delivery of the Canada Disability Benefit, including engagement with the disability community and provinces and territories on the regulatory process.

The government remains committed to the launch of a Canada Disability Benefit as part of the Disability Inclusion Action Plan, including engagement with the disability community and provinces and territories on the regulatory process. Investments in Budget 2023 continue to lay the necessary groundwork for the Canada Disability Benefit, building off of the government’s reintroduction of the Canada Disability Benefit Act in June 2022.

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Supporting Canadians With Disabilities
The federal government provides significant support to Canadians with disabilities. This includes:
✓ More than $1.6 billion per year to support persons with severe and prolonged mental and physical impairments through the Disability Tax Credit;

✓  Over $1 billion per year through Canada Disability Savings Grants and Bonds, as well as exempting from tax investment income earned in Registered Disability Savings Plans, which supports the financial security of persons with disabilities;

✓  Providing $922 million to provinces and territories through the Workforce Development Agreements in 2023-24, approximately 30 per cent of which is targeted to help persons with disabilities get training, develop their skills, and gain work experience;

✓  Over $650 million annually through more generous Canada Student Grants, interest-free Canada Student Loans, and easier-to-access repayment assistance—including loan forgiveness for those with severe permanent disabilities—to support persons with disabilities with the additional costs of post-secondary education, such as those that come with supportive services and devices;

✓  $105 million in 2023-24 to support the implementation of an employment strategy for persons with disabilities through the Opportunities Fund. This included funding to the Ready, Willing and Able Program to support persons with Autism Spectrum Disorder or intellectual disabilties in finding employment; and

✓  Over $460 million per year through the Child Disability Benefit provided as a supplement to the Canada Child Benefit for parents of children with severe and prolonged disabilities, providing an average of approximately $2,700 in annual support.

Along with the proposed Canada Disability Benefit Act, these measures form part of the government’s Disability Inclusion Action Plan, which aims to improve the quality of life for persons with disabilities.

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Building Communities Through Arts and Heritage

Through the Building Communities Through Arts and Heritage program, the federal government supports opportunities for local artists, artisans, and heritage performers through festivals, events, and projects. This includes Indigenous cultural celebrations and the celebration of 2SLGBTQI+ communities.

Budget 2023 proposes to provide $14.0 million over two years, starting in 2024-25, for the Department of Canadian Heritage to support the Building Communities Through Arts and Heritage program.

Creating a New Leave for Pregnancy Loss

Pregnancy loss is a profoundly personal event in someone’s life. Approximately 15 to 25 per cent of pregnancies end in miscarriage, and one per cent end in stillbirth. Without time to rest and recover, those who lose a child are at higher risk of developing physical and mental health challenges.

Budget 2023 proposes to make amendments to the Canada Labour Code to create a new stand-alone leave for workers in federally regulated sectors who experience a pregnancy loss. This will support thousands of Canadians, including women and working parents, as they recover, both physically and emotionally, from a tragic moment in their life.

This new leave will also apply to parents planning to have a child through adoption or surrogacy.

Improving Access to Leave Related to the Death or Disappearance of a Child

The death or disappearance of a child is a tragic and devastating moment and can leave parents unable to work. Ensuring parents have the support they need to navigate a devastating period in their lives is critical to their emotional, mental, and physical well-being.

Budget 2023 proposes to introduce amendments to the Canada Labour Code to improve eligibility for leave related to the death or disappearance of a child for workers in federally regulated sectors.

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4.5 A Stronger Immigration System

Canada is a country that has been shaped by immigration. Our communities and our economy are made stronger every day by people who chose to move to Canada and start a new life.

By 2025, Canada will welcome 500,000 new permanent residents each year—the majority of whom will be skilled workers who will help address the labour shortages that so many Canadian businesses are experiencing today.

In the years to come, Canada’s proud history of immigration must be matched with a modern, efficient immigration system that welcomes people from around the world, strengthens our communities, and supports Canada’s continued economic growth.

Safe and Efficient Citizenship Applications

As Canada welcomes record numbers of newcomers, a safe and efficient immigration system is essential. Applications for citizenship currently rely on name-based searches for screening, rather than biometric tools, such as fingerprints, that are used in visa and permanent residence applications. Name-based searches are slower and less accurate, and lead to increased processing times.

Budget 2023 proposes to provide $10 million over five years, starting in 2023-24, with $14.6 million in remaining amortization for Immigration, Refugees and Citizenship Canada and the Royal Canadian Mounted Police to implement biometrics, which will help expedite the processing of citizenship applications.

This funding will build on important progress made in 2022, including the processing of 5.2 million applications for permanent residence, temporary residence, and citizenship. Additionally, further steps have already been taken to move key immigration services online, including the confirmation of permanent residence status and the introduction of online citizenship testing and ceremonies.

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Supporting Travel to Canada

Visitors to Canada generate billions of dollars in revenue for the Canadian economy, strengthen our commercial and social ties with other countries, and support Canadian businesses. As air travel continues to recover from the pandemic, the federal government is committed to simplifying and expediting the application process for those seeking to visit Canada, while prioritizing national security.

Budget 2023 proposes to expand eligibility for the Electronic Travel Authorization Program to low-risk, trusted travellers from additional visa-required countries—a service which is currently available only in Brazil. This will help make Canada a more attractive destination for trusted travellers, while allowing the government to focus resources where it matters most, such as on screening higher-risk travellers. The cost of this measure is $50.8 million over four years in forgone revenue. Details on eligible countries will be announced in the coming weeks.

Supporting Legal Aid for Asylum Seekers

Access to legal representation, information, and advice ensures that Canada’s asylum process is fair for everyone, and makes the process more efficient. For asylum seekers who are unable to pay for legal support, the federal government helps fund legal aid services in partnership with provinces and territories.

Budget 2023 proposes to provide $43.5 million in 2023-24 to Justice Canada to maintain federal support for immigration and refugee legal aid services.

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Supporting Vibrant Rural Communities
Canada’s rural communities are a driver of economic growth, and home to a wide range of industries including agriculture, mining, and tourism. In Budget 2023, the government is proposing a series of measures that will help to support Canadians living and working in rural and remote communities, including:

-   $45.9 million to expand the reach of the Canada Student Loan Forgiveness program for eligible doctors and nurses who choose to practice in rural and remote communities;

-   $368.4 million to renew and update forest sector programs, which will support jobs in the forestry sector in rural and remote communities;

-   Significant investment tax credits and funding for clean electricity to build Canada’s clean economy, which will support major projects that will create good jobs in rural and remote communities, and will help expand Canada’s electrical grid to more rural and remote communities;

-   $4 billion to implement a co-developed Urban, Rural and Northern Indigenous Housing Strategy;

-   $250 million for an Oral Health Access Fund, which will complement the Canadian Dental Care Plan by reducing barriers to accessing care, including in rural and remote communities;

-   $333 million over ten years to establish the Dairy Innovation and Investment Fund, which will help reduce the amount of solids non-fat that is sold for animal feed or disposed of, and ultimately increase revenues for dairy farmers;

-   $108 million over 3 years to the Regional Development Agencies for projects and local events to increase local tourism opportunities for businesses and communities;

-   $57.5 million over five years, with $5.6 million ongoing, to the CFIA to establish a Foot-and-Mouth disease Vaccine Bank to ensure early vaccination of livestock, reduce border closures and protect the livelihoods of livestock farmers in the event of an outbreak;

-   $34.1 million over three years for a top-up to the On-Farm Climate Action Fund to support Eastern Canadian farmers adopt nitrogen management practices that reduce fertilizer use and ultimately result in cost savings for these farmers;

-   $13 million in 2023-24 to increase the interest-free limit of loans under the Advance Payments Program to provide additional cash flow to farmers in need; and,

-   $10 million in 2023-24 to top up the Local Food Infrastructure Fund to strengthen food security in rural and Indigenous communities across Canada.

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Chapter 4

Advancing Reconciliation and Building a Canada That Works for Everyone

millions of dollars

	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total

4.1. Self-Determination and Prosperity for Indigenous Peoples	0	111	22	21	10	10	173

Supporting Indigenous Governance and Capacity	0	76	0	0	0	0	76

Increasing Indigenous Participation in Northern Environmental Decision Making	0	5	4	4	4	4	21

Creating Prosperity With Indigenous Peoples	0	5	0	0	0	0	5

Supporting Indigenous Economic Participation in Major Projects	0	9	0	0	0	0	9

Less: Funds Sourced From Existing Departmental Resources	0	-1	0	0	0	0	-1

Advancing Economic Reconciliation by Unlocking the Potential of First Nations Lands	0	17	18	18	6	6	65

Less: Funds Sourced From Existing Departmental Resources	0	-1	-1	-1	0	0	-2

4.2. Investing in Indigenous Communities	2,973	556	107	104	91	91	3,923

Supporting Indigenous Health Priorities	0	534	76	76	70	70	827

Implementing the National Action Plan to End the Tragedy of Missing and Murdered Indigenous Women and Girls	2	21	31	28	21	21	125

Supporting First Nations Children – Jordan’s Principle	171	0	0	0	0	0	171

Gottfriedson Band Class Settlement Agreement	2,800	0	0	0	0	0	2,800

4.3. Clean Air and Clean Water	0	168	231	237	106	62	804

Protecting Our Freshwater	0	82	92	91	84	84	433

Less: Funds Sourced From Existing Departmental Resources	0	-42	-42	-42	-34	-34	-194

Protecting Canada’s Whales	0	37	53	53	0	0	144

Cleaner and Healthier Ports	0	5	39	60	51	7	162

Less: Funds Sourced From Existing Departmental Resources	0	-1	-1	-1	-1	-1	-3

152 Chapter 4

	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total

Protecting Species at Risk	0	61	61	61	0	0	184

Improving Disaster Insurance	0	14	14	3	0	0	32

Raising Awareness of Flood Risks	0	4	6	6	0	0	15

Less: Funds Sourced From Existing Departmental Resources	0	-1	-1	-1	0	0	-4

Modernizing Federal Disaster Assistance	0	11	13	8	8	8	48

Less: Funds Sourced From Existing Departmental Resources	0	-3	-3	-2	-2	-2	-12

4.4. Stronger and More Inclusive Communities	2	265	512	473	331	331	1,914

Supporting Our Official Languages - Federal Initiatives	0	63	75	79	78	79	374

Less: Funds Sourced From Existing Departmental Resources	0	-1	-1	-1	-1	-1	-5

Supporting Our Official Languages - Intergovernmental Collaboration	0	56	156	156	156	156	679

Supporting Our Official Languages - Court Challenges Program	0	3	5	5	5	5	25

Investing in Employment Assistance Services for Official Language Minority Communities	0	11	35	54	54	55	208

Supporting the Canadian Screen Sector	0	20	20	0	0	0	40

Supporting the Growth of Canada’s Tourism Sector	0	18	38	38	0	0	93

Less: Funds Sourced From Existing Departmental Resources	0	0	-1	0	0	0	-1

Canada’s New Action Plan to Combat Hate	0	5	11	11	11	11	50

Building on Canada’s Anti- Racism Strategy	0	8	8	8	2	1	25

Anti-Racism, Equity and Inclusion Secretariat	0	1	1	0	0	0	2

Supporting Black Canadian Communities	0	0	25	0	0	0	25

An Action Plan for Black Employees in the Public Service	0	15	15	15	0	0	46

Advancing Reconciliation and Building a Canada That Works for Everyone    153

	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total

Addressing Workplace Harassment, Discrimination,and Violence	0	4	3	0	0	0	7

Less: Funds Sourced From Existing Departmental Resources	0	-1	-1	0	0	0	-2

Advancing Public Safety Research	0	1	1	5	5	5	17

Addressing Wrongful Convictions	0	7	20	19	19	19	84

Less: Funds Sourced From Existing Departmental Resources	0	0	-1	-1	-1	-1	-4

Advancing Gender Equality in Canada	0	7	76	76	0	0	160

A Safe and Accountable Sport System	2	6	5	0	0	0	14

Helping Canadians Stay Active	0	5	5	0	0	0	10

Local Food Infrastructure Fund Top-Up	0	10	0	0	0	0	10

Making Life More Affordable for Persons with Disabilities	0	1	3	3	3	3	13

Advancing Inclusion of Canadians with Disabilities	0	27	5	0	0	0	32

Building Communities Through Arts and Heritage	0	0	7	7	0	0	14

4.5. A Stronger Immigration System	0	55	17	15	16	2	104

Safe and Efficient Citizenship Applications	0	0	4	2	2	2	10

Supporting Travel to Canada	0	11	12	13	14	15	66

Less: Reduction in reference levels	0	0	0	0	0	-15	-15

Supporting Legal Aid for Asylum Seekers	0	44	0	0	0	0	44

Additional Investments – Advancing Reconciliation and Building a Canada That Works for Everyone	156	1,352	365	126	68	68	2,135

Natural Resources Canada’s Explosives Program	0	3	7	9	0	0	19

Less: Funds Sourced From Existing Departmental Resources	0	-1	-2	-2	0	0	-5

Funding proposed for NRCan to reinforce its oversight of the Canadian explosives sector, including in the mining industry, under the Explosives Act.

Fish and Fish Habitat Protection Program	0	63	72	0	0	0	135

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	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total

Funding proposed for DFO to continue to meet the requirements of the Fisheries Act, as updated in 2019, to protect fish and fish habitat.

Fisheries and Aquaculture Clean Technology Adoption Program	0	5	0	0	0	0	5

Funding proposed for DFO to continue to assist fisheries, aquaculture, and fish processing operators to adopt sustainable and clean technologies in their operations.

Renewal of the Marine Spatial Planning Program	0	14	0	0	0	0	14

Funding proposed for DFO, ECCC, and TC to continue to develop and implement marine spatial plans to help guide activities affecting Canada’s marine waters.

Hydro-Meteorological Services	0	194	199	200	199	199	991

Less: Funds Sourced From Existing Departmental Resources	0	-148	-143	-143	-143	-143	-721

Funding proposed for ECCC’s Meteorological Service of Canada to renew weather support services,forecast modelling capabilities, and monitoring systems.

Additional Resources for National Security and Intelligence Reviews	0	22	30	0	0	0	53

Less: Funds Sourced From Existing Departmental Resources	0	-4	-5	0	0	0	-10

Funding proposed for PCO, CBSA, DFO, CSE, CSIS, DND, GAC, IRCC, JUS, PHAC, PS, RCMP, and TC, which have security and intelligence mandates, so that they continue to fulfill the review requirements of the NSIRA and the NSICOP.

Supporting the National Film Board	0	5	5	0	0	0	9

Funding proposed for the NFB to continue to produce and share Canadian content with the world.

Supporting the TV5MONDEplus Platform	0	0	2	2	0	0	4

Funding proposed for PCH to purchase Canadian content for the TV5MONDEplus platform.

Supporting the National Arts Centre	0	13	15	0	0	0	28

Funding proposed for Canada’s home for the performing arts, the National Arts Centre

Supporting Canada’s National Museums and the National Battlefields Commission	0	23	30	0	0	0	53

Funding proposed for Canada’s six national museums (the Canadian Museum of Nature, the Canadian Museum of History, the Canadian Museum for Human Rights, the National Gallery of Canada, the National Museum of Science and Technology, and the Canadian Museum of Immigration at Pier 21) and the National Battlefields Commission, to support immediate building maintenance.

Nation Rebuilding Program	0	10	0	0	0	0	10

Funding proposed for CIRNAC to extend the Nation Rebuilding Program and support Indigenous-led activities to facilitate their own path to reconstituting their nations.

Improving the Temporary Foreign Worker Program Employer Compliance Regime	0	15	33	0	0	0	48

Advancing Reconciliation and Building a Canada That Works for Everyone    155

	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total

Funding proposed for ESDC to improve the employer compliance regime under the Temporary Foreign Worker Program, including more program inspectors and the maintenance of the worker protection tip line.

Enabling Accessibility Fund	0	0	5	5	0	0	10

Funding proposed for Employment and Social Development Canada for the Enabling Accessibility Fund to reduce waitlists for critical services and supports for persons with disabilities.

Implementing the United Nations Declaration on the Rights of Indigenous Peoples	0	3	0	0	0	0	3

Funding proposed for CIRNAC to coordinate activities to implement the United Nations Declaration on the Rights of Indigenous Peoples Act.

Negotiating and Implementing Indigenous Rights	0	4	5	5	5	5	22

Less: Funds Sourced From Existing Departmental Resources	0	-1	-1	-1	-1	-1	-3

Funding proposed for ECCC to negotiate and implement rights-based agreements with Indigenous communities related to the environment.

Healthcare Support for Asylum Claimants and Refugees	0	469	0	0	0	0	469

Funding proposed for IRCC to support the Interim Federal Health Program, which provides temporary healthcare coverage to asylum claimants and refugees who are not yet eligible for provincial or territorial health insurance.

Modernizing Intelligence Operations	0	17	21	22	0	0	60

Funding proposed for CSIS to maintain and update its information technology systems.

Maintaining Effective Oversight of Canada’s Correctional System	0	1	2	2	2	2	10

Funding proposed for the OCI to strengthen its capacity to investigate inmate complaints, violent incidents, and systemic issues in federal prisons.

Supporting Federal Correctional Institutions	0	85	70	16	0	0	171

Funding proposed for CSC to address health and safety issues within federal correctional facilities,support remote work and court appearances, and stabilize core operations.

Reimbursing Partners for Costs Related to Illegal Blockades and Occupations in 2022[1]	91	7	0	0	0	0	98

Funding proposed for PS to reimburse municipalities for security operations related to illegal Convoy blockades and occupations, and for the Royal Canadian Mounted Police for related activities.

Providing Security Measures for the July 2022 Papal Visit	56	0	0	0	0	0	56

Funding proposed for the RCMP and PS to address security-related costs from the July 2022 Papal Visit.

Providing Repayment Flexibility to Contract Policing Partners	5	0	0	0	0	0	5

Funding proposed for the RCMP to provide an extended repayment period for jurisdictions that contract policing services to pay their share of costs for retroactive salary increases.

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	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total

Investing in Firearms IT Infrastructure	0	18	8	1	1	1	29

Funding proposed for Public Safety Canada and the RCMP to implement an IM/IT solution to compensate firearms owners and businesses and safely remove assault-style firearms from Canadian communities.

Temporary Lodgings for Asylum Seekers in Need of Shelter	0	530	0	0	0	0	530

Funding proposed for IRCC to provide short-term accommodations to asylum seekers unable to shelter elsewhere. This is in addition to funding already provided since the 2022 Fall Economic Statement.

Support for James Smith Cree Nation	5	6	12	11	5	5	43

  Funding proposed to support mental wellness and healing for James Smith Cree Nation, including through the building of a new wellness centre in the community and repurposing the existing Sakwatamo Lodge.

Northern Abandoned Mine Reclamation Program	0	0	0	0	0	0	0

  Funding proposed for CIRNA’s Northern Abandoned Mine Reclamation Program to continue to support environmental remediation activities related to eight large and complex abandoned mine sites in the Northwest Territories and Yukon; $6.9 billion over 12 years on a cash-basis is proposed to meet federal obligations.

Chapter 4 - Net Fiscal Impact	3,131	2,507	1,253	976	621	565	9,053

Note: Numbers may not add due to rounding. A glossary of abbreviations used in this table can be found at the end of Annex 1. [1] $5.7 million of this amount was announced on December 29, 2022

Advancing Reconciliation and Building a Canada That Works for Everyone    157

Chapter 5

Canada’s Leadership in the World

Key Ongoing Actions	162

5.1 Defending Canada	162

Defence Policy Update	163

Establishing the NATO Climate Change and Security Centre of Excellence in Montreal	164

Securing Our Economy	165

Protecting Diaspora Communities and All Canadians From Foreign Interference, Threats, and Covert Activities	165

5.2 Supporting Ukraine	166

Financial Assistance to Ukraine in 2023	168

Bolstering the Defence of Ukraine	168

Humanitarian, Development, and Security and Stabilization Assistance for Ukraine	169

A Safe Haven for Ukrainians	169

Indefinite Withdrawal of Most-Favoured-Nation Status From Russia and Belarus	169

5.3 Standing Up for Canadian Values	170

Supporting the Economic Growth of Developing Countries	170

Eradicating Forced Labour from Canadian Supply Chains	171

5.4 Combatting Financial Crime	171

Combatting Money Laundering and Terrorist Financing	172

Strengthening Efforts Against Money Laundering and Terrorist Financing	173

Implementing a Publicly Accessible Federal Beneficial Ownership Registry	173

Modernizing Financial Sector Oversight to Address Emerging Risks	174

Canada Financial Crimes Agency	175

Protecting Canadians from the Risks of Crypto-Assets	175

Chapter 5

Canada’s Leadership in the World

As a member of the G7, G20, the Commonwealth, and La Francophonie, an important contributor to NATO, and a global supporter of democracy, equality, and human rights, Canada is a steadfast defender of the rules-based international order in an increasingly dangerous and competitive world.

Russia’s illegal and barbaric invasion of Ukraine is the most significant threat to the rules-based international order since its creation following the Second World War. Thousands of Ukrainians have been murdered, and many millions more have been displaced. The conflict has accelerated longstanding issues of poverty, income inequality, and food insecurity in the Global South.

In response, Canada has provided critical financial and military assistance to Ukraine, worked to implement unprecedented sanctions on Vladimir Putin, his henchmen, and the Russian economy, stepped up to support vulnerable people around the world who are feeling the effects of Putin’s barbaric invasion, and welcomed tens of thousands of Ukrainians to Canada.

With democracy under threat from countries like China and Russia, with global progress towards the Sustainable Development Goals slowing, and with climate change contributing to instability around the world, Canada must continue to take action on pressing humanitarian, development, and security challenges—both here at home and around the world.

Over the past year this has meant responding to the hunger crisis in the Horn of Africa, providing critical humanitarian and disaster assistance in Pakistan, Türkiye, and Syria, supporting women in Iran fighting for political and human rights, and providing assistance to restore security for the Haitian people.

Budget 2023 reinforces the government’s commitment to keeping Canadians safe, defending the rules-based international order and contributing to global security, supporting the world’s poorest and most vulnerable, and standing up for Canadian values around the world.

Canada’s Leadership in the World    161

Key Ongoing Actions

In the past year, the federal government has announced a series of investments that have enhanced Canada’s security and our leadership around the world. These include:

✓	$38.6 billion over 20 years to invest in the defence of North America and the modernization of NORAD;

✓	More than $5.4 billion in assistance for Ukraine, including critical financial, military, and humanitarian support;

✓	More than $545 million in emergency food and nutrition assistance in 2022-23 to help address the global food security crisis and respond to urgent hunger and nutrition needs;

✓

$2.3 billion over the next five years to launch Canada’s Indo-Pacific Strategy, including the further global capitalization of FinDev Canada, which will deepen Canada’s engagement with our partners, support economic growth and regional security, and strengthen our ties with people in the Indo-Pacific;

✓

$350 million over three years in international biodiversity financing, in addition to Canada’s commitment to provide $5.3 billion in climate financing over five years, to support developing countries’ efforts to protect nature;

✓	$875 million over five years, and $238 million ongoing, to enhance Canada’s cybersecurity capabilities;

✓	Delivering on a commitment to spend $1.4 billion each year on global health, of which $700 million will be dedicated to sexual and reproductive health and rights for women and girls; and,

✓

Channeling almost 30 per cent of Canada’s newly allocated International Monetary Fund (IMF) Special Drawing Rights to support low-income and vulnerable countries, surpassing the G7’s 20 per cent target.

5.1 Defending Canada

Whether defending Canada from global threats or working with our allies around the world, the Canadian Armed Forces play an essential role in keeping Canadians safe and supporting global security.

To ensure those who serve our country in uniform continue to have the resources they need, Budget 2022 took significant action to reinforce the Canadian Armed Forces. Budget 2023 lays out the next steps to invest in and strengthen the Canadian Armed Forces.

Budget 2023 also takes decisive action to defend Canada and our public institutions from foreign threats and interference.

162 Chapter 5

Stable, Predictable, and Increasing Defence Spending
Canada’s defence policy, Strong, Secure, Engaged, committed to ensuring the Department of National Defence (DND) has stable, predictable funding. The government has delivered on this commitment. As a result of Strong, Secure, Engaged and subsequent funding increases, including funding for NORAD modernization and continental defence announced in June 2022, DND’s annual budget is expected to more than double over ten years, from $18.6 billion in 2016-17 to $39.7 billion in 2026-27 on a cash basis.

Defence Policy Update

In response to a changed global security environment following Russia’s illegal invasion of Ukraine, the federal government committed in Budget 2022 to a Defence Policy Update that would update Canada’s existing defence policy,Strong, Secure, Engaged.

This review, including public consultations, is ongoing, and is focused on the roles, responsibilities, and capabilities of the Canadian Armed Forces. The Department of National Defence will return with a Defence Policy Update that will ensure the Canadian Armed Forces remain strong at home, secure in North America, and engaged around the world.

With this review ongoing, the Canadian Armed Forces have continued to protect Canada’s sovereignty in the Arctic, support our NATO allies in Eastern Europe, and contribute to operations in the Indo-Pacific.

In the past year, the government has made significant, foundational investments in Canada’s national defence, which total more than $55 billion over 20 years. These include:

✓	$38.6 billion over 20 years to strengthen the defence of North America, reinforce Canada’s support of our partnership with the United States under NORAD, and protect our sovereignty in the North;

✓	$2.1 billion over seven years, starting in 2022-23, and $706.0 million ongoing for Canada’s contribution to increasing NATO’s common budget;

✓

$1.4 billion over 14 years, starting in 2023-24, to acquire new critical weapons systems needed to protect the Canadian Armed Forces in case of high intensity conflict, including air defence, anti-tank, and anti-drone capabilities;

✓

$605.8 million over five years, starting in 2023-24, with $2.6 million in remaining amortization, to replenish the Canadian Armed Forces’ stocks of ammunition and explosives, and to replace materiel donated to Ukraine;

✓	$562.2 million over six years, starting in 2022-23, with $112.0 million in remaining amortization, and $69 million ongoing to improve the digital systems of the Canadian Armed Forces;

Canada’s Leadership in the World    163

✓	Up to $90.4 million over five years, starting in 2022-23, to further support initiatives to increase the capabilities of the Canadian Armed Forces; and,

✓

$30.1 million over four years, starting in 2023-24, and $10.4 million ongoing to establish the new North American regional office in Halifax for NATO’s Defence Innovation Accelerator for the North Atlantic.

In addition, the government is providing $1.4 billion to upgrade the facilities of Joint Task Force 2, Canada’s elite counterterrorism unit.

A New Generation of Canadian Fighter Aircraft

With the largest investment in the Royal Canadian Air Force in 30 years, the government is acquiring 88 F-35 fighter aircraft, at a cost of $19 billion. The first of these modern aircraft is scheduled for delivery by 2026.

Canada’s new fleet of F-35s will play an essential role in defending Canada’s sovereignty, protecting North America, and supporting our allies around the world.

The government will also invest $7.3 billion to modernize, replace, and build new infrastructure to support the arrival of the new F-35s. This is the first project approved under Canada’s plan to modernize NORAD.

Establishing the NATO Climate Change and Security Centre of Excellence in Montreal

Climate change has repercussions for people, economic security, public safety, and critical infrastructure around the world. It also poses a significant threat to global security, and in 2022, NATO’s new Strategic Concept recognized climate change for the first time as a major security challenge for the Alliance.

At the 2022 NATO Summit in Madrid, Montreal was announced as the host city for NATO’s new Climate Change and Security Centre of Excellence, which will bring together NATO allies to mitigate the impact of climate change on military activities and analyze new climate change-driven security challenges, such as the implications for Canada’s Arctic.

Budget 2023 proposes to provide $40.4 million over five years, starting in 2023-24, with $0.3 million in remaining amortization and $7 million ongoing, to Global Affairs Canada and the Department of National Defence to establish the NATO Climate Change and Security Centre of Excellence.

164 Chapter 5

Securing Our Economy

Depending on dictatorships for key goods and resources is a major strategic and economic vulnerability. The world has seen this over the past year with Russia’s attempts to break European resolve by cutting off natural gas supplies. Our allies are moving quickly to protect themselves from economic extortion, which includes friendshoring their economies by building their critical supply chains through other democracies.

Canada is doing the same, and by working together with our allies and partners, we will ensure that our supply chains are not vulnerable to exploitation, and that hostile foreign powers cannot buy up Canadian industries and natural resources.

As this process continues across the world’s democracies, it can make our economies more resilient, our supply chains true to our values, and it can protect our workers from unfair competition created by coercive states and race-to-the-bottom business practices.

Here in Canada, it can also create economic opportunities for Canadian workers and communities. Canada has the talented workforce and the resources needed to become a reliable supplier of the critical goods and resources that our allies need. Budget 2023 investments in building Canada’s clean economy will also ensure Canadian workers benefit as we support our allies in friendshoring their economies.

Protecting Diaspora Communities and All Canadians From Foreign Interference, Threats, and Covert Activities

As an advanced economy and a free and diverse democracy, Canada’s strengths also make us a target for hostile states seeking to acquire information and technology, intelligence, and influence to advance their own interests.

This can include foreign actors working to steal information from Canadian companies to benefit their domestic industries, hostile proxies intimidating diaspora communities in Canada because of their beliefs and values, or intelligence officers seeking to infiltrate Canada’s public and research institutions.

Authoritarian regimes, such as Russia, China, and Iran, believe they can act with impunity and meddle in the affairs of democracies—and democracies must act to defend ourselves. No one in Canada should ever be threatened by foreign actors, and Canadian businesses and Canada’s public institutions must be free of foreign interference.

Budget 2023 proposes to provide $48.9 million over three years on a cash basis, starting in 2023-24, to the Royal Canadian Mounted Police to protect Canadians from harassment and intimidation, increase its investigative capacity, and more proactively engage with communities at greater risk of being targeted.

Canada’s Leadership in the World    165

Budget 2023 proposes to provide $13.5 million over five years, starting in 2023-24, and $3.1 million ongoing to Public Safety Canada to establish a National Counter-Foreign Interference Office.

5.2 Supporting Ukraine

Since Russia’s illegal full-scale invasion of Ukraine, Canada has supported the people of Ukraine as they fight for their sovereignty and democracy—and for democracy around the world. Canada will stand with them for as long as it takes.

With more than $5.4 billion in total aid, Canada has provided essential financial assistance to the government of Ukraine and delivered significant military support.

In helping to lead a global effort to inflict crushing economic sanctions on Russia, Canada has also played an important role in reducing Putin’s war chest and holding his henchmen accountable.

Canada’s financial assistance to Ukraine includes:

✓

$2.45 billion in loans to the Government of Ukraine to help deliver essential services to Ukrainians, including proceeds from the world-first $500 million Ukraine Sovereignty Bond, which allowed Canadians to support Ukraine directly;

✓	Leading the creation of the IMF Administered Account for Ukraine, which has facilitated more than $3.8 billion in financial assistance from Canada and our international partners;

✓	A €36.5 million (approximately $50 million) loan guarantee through the European Bank for Reconstruction and Development to facilitate support to Ukraine’s state-owned energy company, Naftogaz; and,

✓	$115 million in grant assistance to repair Kyiv’s power grid.

Canada’s military contributions to support the Armed Forces of Ukraine include:

✓

More than $1 billion committed in military aid and equipment donations, including for armoured vehicles; a National Advanced Surface-to-Air Missile System; 39 armoured combat support vehicles; four M777 howitzers; anti-tank weapons and small arms; and,

✓	The continuation of the Canadian Armed Forces’ Operation UNIFIER, which has trained more than 35,000 members of Ukraine’s security forces since 2015.

Other Canadian support for Ukraine has included:

✓	$320 million in humanitarian assistance;

✓	$96 million in development assistance, which has supported the resilience of Ukraine’s government institutions and civil society organizations, and provided grain storage solutions for farmers;

✓	More than $81 million in support for demining operations, securing Ukraine’s nuclear storage facilities, and other peace and stability initiatives; and,

✓	Temporarily waiving all duties on Ukrainian imports.

166 Chapter 5

Canada is also playing a leading role in efforts to cut Russia off from the global economy and hold Putin and his hangers-on accountable for their illegal war on Ukraine. Canada’s sanctions efforts include:

✓	Sanctioning more than 1,800 individuals and entities since February 2022;

✓	Working with our partners in the Russian Elites, Proxies, and Oligarchs (REPO) Task Force to block or freeze more than $58 billion worth of assets from sanctioned individuals and entities;

✓	Playing a key role in the development of price caps on Russian oil and petroleum products to deprive the Kremlin of revenues to fund its illegal war;

✓	Becoming the first country to revoke Russia’s and Belarus’s Most-Favoured- Nation status, which reduced imports from these two countries by more than 97 per cent;

✓	Implementing a new, world-leading regime to enable the federal government to pursue the forfeiture and sale of sanctioned Russian assets in Canada;

✓	Playing a leading role in international efforts to ban Russian banks from the global SWIFT financial transaction processing system;

✓	Prohibiting the importation of aluminum and steel products and other key goods from Russia; and,

✓	Banning the exportation of a broad range of products to Russia and Belarus, including goods that could be used in the manufacture of weapons.

Canada’s Leadership in the World    167

Financial Assistance to Ukraine in 2023

Canada’s financial support for Ukraine has helped its government continue to operate in the face of Russia’s illegal invasion, including by paying pensions and delivering essential government services to Ukrainians, purchasing fuel to get through the winter, and restoring damaged energy infrastructure.

Budget 2023 provides Ukraine with an additional loan of $2.4 billion for 2023, which will be provided via the IMF Administered Account for Ukraine.

Bolstering the Defence of Ukraine

Canada is steadfast in our commitment to help Ukraine defend its sovereignty, territorial integrity, and democracy, and Budget 2023 commits additional funds for military aid to Ukraine.

Budget 2023 proposes to provide $200 million in 2022-23 to the Department of National Defence for donations of existing Canadian Armed Forces military equipment to Ukraine, including eight previously announced Leopard 2 main battle tanks.

168 Chapter 5

Humanitarian, Development, and Security and Stabilization Assistance for Ukraine

As Ukraine bravely fights back against Putin’s illegal invasion, Canada will continue to provide further assistance to the people of Ukraine.

Budget 2023 announces that $84.8 million in 2023-24 will be allocated by Global Affairs Canada to provide targeted support to Ukraine for humanitarian assistance, mental health support, demining, agriculture, and other priority areas. All funds would be sourced from existing departmental resources.

To support Ukraine’s ultimate recovery and reconstruction, Canada will also work to assist Ukraine in ensuring its ability to access private capital in the years to come.

A Safe Haven for Ukrainians

Since January 2022, and particularly since the beginning of Russia’s full-scale illegal invasion of Ukraine, Canada has become a safe haven for nearly 200,000 Ukrainian citizens and returning Canadian permanent residents of Ukrainian origin, including through the temporary Canada-Ukraine authorization for emergency travel.

On March 22, 2023, the federal government announced that it was extending this pathway by allowing Ukrainians to apply until July 15, 2023, and arrive in Canada until March 31, 2024.

To support this extension, the government has committed an additional $171.4 million over three years, starting in 2022-23.

Indefinite Withdrawal of Most-Favoured-Nation Status From Russia and Belarus

On March 2, 2022, Canada became the first country to revoke Russian and Belarusian eligibility for Most-Favoured-Nation status, placing Russia and Belarus in the same category as North Korea. This applied the 35 per cent General Tariff to virtually all Russian and Belarusian imports. Similar measures were subsequently implemented by the United States, the United Kingdom, and other major trading partners.

Budget 2023 proposes to amend the Customs Tariff to indefinitely extend the withdrawal of Most-Favoured-Nation preferential tariff treatment for Russian and Belarusian imports.

Canada’s Leadership in the World    169

5.3 Standing Up for Canadian Values

With human rights and the rule of law under threat from authoritarian regimes around the world, Canada has an important role to play in fighting for the values we cherish. Indeed, as a democracy, Canada has an obligation to take steps to protect the most vulnerable and help to build a safer and more prosperous world for people everywhere.

Canada is committed to improving the lives of women, girls, and vulnerable populations around the world, and to increasing international development assistance every year towards 2030. Through our Feminist International Assistance Policy, Canada has delivered high levels of international assistance.

Building on this progress, Budget 2023 continues to take action to stand up for Canadian values around the world.

Supporting the Economic Growth of Developing Countries

Since the 1970s, Canada has offered preferential tariff programs to developing countries, which support these countries in growing their economies through the export of goods to Canada.

Budget 2023 proposes to update and renew the General Preferential Tariff and the Least Developed Country Tariff until 2034, and create a new General Preferential Tariff Plus. This new program will build on Canada’s progressive trade agenda and incentivize countries to adhere to international standards on human rights, labour conditions, gender equality, and climate change.

This is estimated to reduce federal tariff revenues by $130 million over six years.

170 Chapter 5

Eradicating Forced Labour from Canadian Supply Chains

Canada is gravely concerned by the ongoing human rights violations against Uyghurs and Muslim minorities in China, as well as by the use of forced labour around the world. Given these concerns, it is important that importers address their supply chain vulnerabilities and ensure their production promotes our shared Canadian values around the world.

Budget 2023 announces the federal government’s intention to introduce legislation by 2024 to eradicate forced labour from Canadian supply chains to strengthen the import ban on goods produced using forced labour. The government will also work to ensure existing legislation fits within the government’s overall framework to safeguard our supply chains.

5.4 Combatting Financial Crime

Serious financial crimes, such as money laundering, terrorist financing, and the evasion of financial sanctions, threaten the safety of Canadians and the integrity of our financial system. Canada requires a comprehensive, responsive, and modern system to counter these sophisticated and rapidly evolving threats.

Canada must not be a financial haven for oligarchs or the kleptocratic apparatchiks of authoritarian, corrupt, or theocratic regimes—such as those of Russia, China, Iran, and Haiti. We will not allow our world-renowned financial system to be used to clandestinely and illegally move money to fund foreign interference inside Canada.

Since 2019, the federal government has modernized Canada’s Anti-Money Laundering and Anti-Terrorist Financing (AML/ATF) Regime to address risks posed by new technologies and sectors, and made investments to strengthen Canada’s financial intelligence, information sharing, and investigative capacity.

Canada’s AML/ATF Regime must continue to be strengthened in order to combat the complex and evolving threats our democracy faces, and to ensure that Canada is never a haven for illicit financial flows or ill-gotten gains.

In Budget 2023, the government is proposing further important measures to deter, detect, and prosecute financial crimes, protect financial institutions from foreign interference, and protect Canadians from the emerging risks associated with crypto-assets.

Canada’s Leadership in the World    171

Combatting Money Laundering and Terrorist Financing

Money laundering and terrorist financing can threaten the integrity of the Canadian economy, and put Canadians at risk by supporting terrorist activity, drug and human trafficking, and other criminal activities. Taking stronger action to tackle these threats is essential to protecting Canada’s economic security.

In June 2022, the Government of British Columbia released the final report of the Commission of Inquiry into Money Laundering in British Columbia, also known as the Cullen Commission. This report highlighted major gaps in the current AML/ATF Regime, as well as areas for deepened federal-provincial collaboration. Between measures previously introduced and those proposed in Budget 2023, as well as through consultations that the government has committed to launching, the federal government will have responded to all of the recommendations within its jurisdiction in the Cullen Commission report.

In Budget 2023, the federal government is taking action to address gaps in Canada’s AML/ATF Regime, and strengthen cooperation between orders of government.

Budget 2023 announces the government’s intention to introduce legislative amendments to the Criminal Code and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (PCMLTFA) to strengthen the investigative, enforcement, and information sharing tools of Canada’s AML/ATF Regime.

These legislative changes will:

-	Give law enforcement the ability to freeze and seize virtual assets with suspected links to crime;

-

Improve financial intelligence information sharing between law enforcement and the Canada Revenue Agency (CRA), and law enforcement and the Financial Transactions and Reports Analysis Centre of Canada (FINTRAC);

-	Introduce a new offence for structuring financial transactions to avoid FINTRAC reporting;

-	Strengthen the registration framework, including through criminal record checks, for currency dealers and other money services businesses to prevent their abuse;

-	Criminalize the operation of unregistered money services businesses;

-	Establish powers for FINTRAC to disseminate strategic analysis related to the financing of threats to the safety of Canada;

-	Provide whistleblowing protections for employees who report information to FINTRAC;

-	Broaden the use of non-compliance reports by FINTRAC in criminal investigations; and,

-	Set up obligations for the financial sector to report sanctions-related information to FINTRAC.

172 Chapter 5

Strengthening Efforts Against Money Laundering and Terrorist Financing

In keeping with the requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (PCMLTFA), the federal government will launch a parliamentary review of this act this year.

This review will include a public consultation that will examine ways to improve Canada’s Anti-Money Laundering and Terrorist Financing (AML/ATF) Regime, as well as examine how different orders of government can collaborate more closely. This will include how governments can better use existing tools to seize the proceeds of crime, and the potential need for new measures, such as unexplained wealth orders. Other topics of consultation will include, but will not be limited to, measures to support investigations and prosecutions, enhance information sharing, close regulatory gaps, examine the role of the AML/ATF Regime in protecting national and economic security, as well as the remaining recommendations from the Cullen Commission.

Budget 2023 announces that the government will bring forward further legislative amendments, to be informed by these consultations, to give the government more tools to fight money laundering and terrorist financing.

Canada is also leading the global fight against illicit financial flows, having been chosen to serve for two years, effective July 2023, as Vice President of the Financial Action Task Force (from which Russia has been suspended indefinitely), as well as co-Chair of the Asia/Pacific Group on Money Laundering for two years, beginning in July 2022.

Implementing a Publicly Accessible Federal Beneficial Ownership Registry

The use of anonymous Canadian shell companies can conceal the true ownership of property, businesses, and other valuable assets. When authorities don’t have the tools to determine their true ownership, these shell companies can become tools of those seeking to launder money, avoid taxes, evade sanctions, or interfere in our democracy.

To address this, the federal government committed in Budget 2022 to implementing a public, searchable beneficial ownership registry of federal corporations by the end of 2023.

This registry will cover corporations governed under the Canada Business Corporations Act, and will be scalable to allow access to the beneficial ownership data held by provinces and territories that agree to participate in a national registry.

While an initial round of amendments to the Canada Business Corporations Act received Royal Assent in June 2022, further amendments are needed to implement a beneficial ownership registry.

Canada’s Leadership in the World    173

The government is introducing further amendments to the Canada Business Corporations Act and other laws, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act and the Income Tax Act, to implement a publicly accessible beneficial ownership registry through Bill C-42. This represents a major blow to money laundering operations and will be a powerful tool to strengthen the security and integrity of Canada’s economy.

The federal government will continue calling upon provincial and territorial governments to advance a national approach to beneficial ownership transparency to strengthen the fight against money laundering, tax evasion, and terrorist financing.

Modernizing Financial Sector Oversight to Address Emerging Risks

Canadians must be confident that federally regulated financial institutions and their owners act with integrity, and that Canada’s financial institutions are protected, including from foreign interference.

Budget 2023 announces the government’s intention to amend the Bank Act, the Insurance Companies Act, the Trust and Loan Companies Act, the Office of the Superintendent of Financial Institutions Act, and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (PCMLTFA) to modernize the federal financial framework to address emerging risks to Canada’s financial sector.

These legislative changes will:

-

Expand the mandate of the Office of the Superintendent of Financial Institutions (OSFI) to include supervising federally regulated financial institutions (FRFIs) in order to determine whether they have adequate policies and procedures to protect themselves against threats to their integrity and security, including protection against foreign interference;

-

Expand the range of circumstances where OSFI can take control of an FRFI to include where the integrity and security of that FRFI is at risk, where all shareholders have been precluded from exercising their voting rights, or where there are national security risks;

-	Expand the existing authority for the Superintendent to issue a direction of compliance to include an act that threatens the integrity and security of an FRFI;

-

Provide new powers under the PCMLTFA to allow the Minister of Finance to impose enhanced due diligence requirements to protect Canada’s financial system from the financing of national security threats, and allow the Director of FINTRAC to share intelligence analysis with the Minister of Finance to help assess national security or financial integrity risks posed by financial entities;

-	Improve the sharing of compliance information between FINTRAC, OSFI, and the Minister of Finance; and,

174 Chapter 5

-	Designate OSFI as a recipient of FINTRAC disclosures pertaining to threats to the security of Canada, where relevant to OSFI’s responsibilities.

The government will also review the mandate of FINTRAC to determine whether it should be expanded to counter sanctions evasion and will provide an update in the 2023 fall economic and fiscal update. In addition, the government will review whether FINTRAC’s mandate should evolve to include the financing of threats to Canada’s national and economic security as part of the parliamentary review.

These actions will continue the strong oversight of the financial sector that underpins a sound and stable Canadian economy.

Canada Financial Crimes Agency

To strengthen Canada’s ability to respond to complex cases of financial crime, Budget 2022 announced the government’s intent to establish a new Canada Financial Crimes Agency (CFCA), and provided $2 million to Public Safety Canada to undertake this work.

The CFCA will become Canada’s lead enforcement agency against financial crime. It will bring together expertise necessary to increase money laundering charges, prosecutions and convictions, and asset forfeiture results in Canada. These actions will address the key operational challenges identified in both domestic and international reviews of Canada’s AML/ATF Regime.

Public Safety Canada is developing options for the design of the CFCA, working in conjunction with federal, provincial and territorial partners and external experts, as well as engaging extensively with stakeholders. Further details on the structure and mandate of the CFCA will be provided by the 2023 fall economic and fiscal update.

Protecting Canadians from the Risks of Crypto-Assets

Ongoing turbulence in crypto-asset markets, and the recent high-profile failures of crypto trading platform FTX, and of Signature Bank, have demonstrated that crypto-assets can threaten the financial well-being of people, national security, and the stability and integrity of the global financial system.

To protect Canadians from the risks that come with crypto-assets, there is a clear need for different orders of government to take an active role in addressing consumer protection gaps and risks to our financial system.

The federal government is working closely with regulators and provincial and territorial partners to protect Canadians’ hard-earned savings and pensions, and Budget 2023 proposes new measures to protect Canadians.

To help protect Canadians’ savings and the security of our financial sector, Budget 2023 announces that the Office of the Superintendent of Financial Institutions (OSFI) will consult federally regulated financial institutions on guidelines for publicly disclosing their exposure to crypto-assets.

Canada’s Leadership in the World    175

Secure pension plans are the cornerstone of a dignified retirement. While pension plan administrators are required to prudently manage their investments, the unique nature and evolving risks of crypto-assets and related activities require continued monitoring.

To help protect Canadians’ retirements, Budget 2023 announces that the government will require federally regulated pension funds to disclose their crypto-asset exposures to OSFI. The government will also work with provinces and territories to discuss crypto-asset or related activities disclosures by Canada’s largest pension plans, which would ensure Canadians are aware of their pension plan’s potential exposure to crypto-assets.

The federal government launched targeted consultations on crypto-assets as part of the review on the digitalization of money announced in Budget 2022. Moving forward, the government will continue to work closely with partners to advance the review, will bring forward proposals to protect Canadians from the risks of crypto-asset markets, and will provide further details in the 2023 fall economic and fiscal update.

176 Chapter 5

Chapter 5

Canada’s Leadership in the World

millions of dollars

	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total

5.1. Defending Canada	0	15	27	26	9	10	86

Increasing NATO’s Common Budget	70	116	235	298	374	465	1,558

Less: Funds Previously Provisioned in the Fiscal Framework	-70	-116	-235	-298	-374	-465	-1,558

Acquiring New Critical Weapons Systems	0	112	127	101	101	101	542

Less: Funds Previously Provisioned in the Fiscal Framework	0	-112	-127	-101	-101	-101	-542

Replenishing the Canadian Armed Forces’ Stocks	0	135	121	119	100	130	606

Less: Funds Previously Provisioned in the Fiscal Framework	0	-135	-121	-119	-100	-130	-606

Improving the Digital Systems of the Canadian Armed Forces	32	161	161	69	69	69	562

Less: Funds Previously Provisioned in the Fiscal Framework	-32	-161	-161	-69	-69	-69	-562

Further Support Initiatives to Increase the Capabilities of the Canadian Armed Forces	2	30	28	16	15	0	90

Less: Funds Previously Provisioned in the Fiscal Framework	-2	-30	-28	-16	-15	0	-90

Establishing a Regional Office for NATO’s Defence Innovation Accelerator for the North Atlantic	0	4	6	10	10	10	41

Less: Funds Previously Provisioned in the Fiscal Framework	0	-4	-6	-10	-10	-10	-41

Establishing the NATO Climate Change and Security Centre of Excellence in Montreal	0	11	8	7	7	7	40

Less: Funds Sourced From Existing Departmental Resources	0	-3	-2	-2	-2	-2	-10

Protecting Diaspora Communities and All Canadians from Foreign Interference, Threats and Covert Activities	0	8	21	20	4	4	56

Canada’s Leadership in the World    177

	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total

5.2. Supporting Ukraine	98	212	61	0	0	0	371

Bolstering the Defence of Ukraine	200	0	0	0	0	0	200

Humanitarian, Development and Security and Stabilization Assistance for Ukraine	0	85	0	0	0	0	85

Less: Funds Sourced From Existing Departmental Resources	0	-85	0	0	0	0	-85

A Safe Haven for Ukrainians[1]	0	212	61	0	0	0	273

Less: Funds Previously Provisioned in the Fiscal Framework	-102	0	0	0	0	0	-102

5.3. Standing Up for Canadian Values	0	0	10	40	40	40	130

Supporting the Economic Growth of Developing Countries	0	0	10	41	41	41	132

Less: Projected Revenues	0	0	0	-1	-1	-1	-2

Additional Investments – Canada’s Leadership in the World	0	13	27	36	31	32	140

Establishing a Cyber Security Certification Program for Defence Procurement	0	6	9	9	0	0	25

Less: Funds Sourced From Existing Departmental Resources	0	-3	-4	-4	0	0	-11

  Funding proposed for PSPC, DND, and the SCC-CCN to establish a cyber security certification program to protect Canada’s defence supply chain. Cost recovery options will be explored for the program’s administration.

Canada’s Extended Continental Shelf (UNCLOS) Program	0	6	13	31	31	32	113

  Funding proposed for NRCan to prepare a revised submission to secure Canada’s rights over its extended continental shelf in the Arctic Ocean, and to protect Canadian sovereignty in this increasingly contested area.

Enabling Humanitarian Assistance	0	5	11	0	0	0	16

Less: Funds Sourced From Existing Departmental Resources	0	-1	-2	0	0	0	-3

  Funding proposed for PS, the RCMP, GAC, and CSE to support the delivery of a mechanism under proposed amendments to the Criminal Code, to permit humanitarian assistance and other activities (e.g., to support refugee resettlement), in areas controlled by terrorist entities.

Chapter 5 - Net Fiscal Impact	98	241	125	102	80	81	728

Note: Numbers may not add due to rounding. A glossary of abbreviations used in this table can be found at the end of Annex 1.

[1]	Announced March 22, 2023.

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Chapter 6

Effective Government and a Fair Tax System

Key Ongoing Actions	182

6.1 Effective Government	183

Refocusing Government Spending to Deliver for Canadians	183

Realigning Previously Announced Spending	184

Effective Government Programs	184

6.2 Improving Services for Canadians	185

Protecting Passenger Rights	185

Improving Airport Operations and Passenger Screening	186

Faster Passport Processing and Improved Immigration Services	186

Faster Services for Veterans	187

Improving Canada.ca and 1 800 O-Canada	187

Old Age Security IT Modernization	187

Ensuring the Integrity of Emergency COVID19 Benefits	188

Renewing Equalization and Territorial Formula Financing	188

6.3. A Fair Tax System	188

Ensuring the Wealthiest Canadians Pay Their Fair Share	188

International Tax Reform	189

A Tax on Share Buybacks	190

Fair Taxation of Dividends Received by Financial Institutions	191

Strengthening the General Anti-Avoidance Rule	191

Chapter 6

Effective Government and a Fair Tax System

Millions of Canadians depend on government services every day. Whether they are renewing passports or receiving important benefits, Canadians rightly expect these services to be efficient and effective.

The federal government is continuing to invest in improving the services that Canadians count on and is taking new steps in Budget 2023 to ensure that government spending is sustainable, efficient, and focused on the priorities that matter most to Canadians.

Budget 2023 also introduces new measures to ensure that the wealthiest pay their fair share of tax, and that our tax system is one in which everyone plays by the same set of rules.

Effective Government and a Fair Tax System    181

Key Ongoing Actions

Recent investments to improve services for Canadians include:

✓	Accelerating claims processing and reducing backlogs for Employment Insurance (EI) and Old Age Security (OAS) with $1.02 billion to Service Canada;

✓	Reducing call centre wait times with $574 million for Service Canada and $400 million for the Canada Revenue Agency;

✓	Improving services at the border with a $137 million investment in the Canada Border Services Agency;

✓	Speeding up immigration application processing by hiring 1,250 new staff and investing in more efficient technology; and,

✓	Providing faster services to veterans through $115 million for Veterans Affairs Canada to reduce backlogs and retain case managers.

Previous measures to ensure a fair tax system include:

✓	Raising taxes on the wealthiest one per cent to cut taxes for the middle class;

✓	Permanently increasing the corporate income tax rate of the largest, most profitable banks and insurance companies in Canada;

✓	Introducing a one-time, 15 per cent tax on the taxable income above $1 billion of banking and life insurer groups to help pay for the COVID recovery;

✓	Introducing a new luxury tax on private jets, yachts, and luxury vehicles;

✓	Increasing to $15,000 the amount of income that Canadians can earn before paying any federal income tax;

✓	Preventing wealthy Canadians from using foreign shell companies to avoid paying Canadian tax; and,

✓	Limiting excessive interest deductions to ensure that large companies pay their fair share.

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6.1 Effective Government

The efficient use of Canadians’ tax dollars is essential to delivering on the priorities that matter most to Canadians. Budget 2023 delivers a refocusing of government spending to continue to serve Canadians most effectively.

Refocusing Government Spending to Deliver for Canadians

From the creation of the Canada Child Benefit, to infrastructure investments in our communities, to supporting Canadians through the pandemic, the federal government has proudly invested in Canadians and the Canadian economy since 2015.

These investments have lifted millions of Canadians out of poverty, built more vibrant communities across the country, grown our economy, and helped weather a once-in-a-century pandemic. Ensuring the federal government can continue to invest in Canadians for years to come is essential.

After two years of emergency pandemic spending, the government committed in Budget 2022 to begin normalizing the overall level of program spending, and announced that the government would examine previous spending plans with a view to reducing COVID-19-related spending by up to $3 billion over four years.

In the 2022 Fall Economic Statement, the government delivered on this commitment with reduced spending of $3.8 billion, owing to lower-than-expected need for COVID-19 supports in 2021-22.

Moving forward, Budget 2023 will continue these efforts to bring the pace and scale of the growth of government spending back to a pre-pandemic path, in order to ensure that Canadians’ tax dollars are being used efficiently and being invested in the priorities that matter most to them.

Further savings in Budget 2023 will meet the commitments laid out in last year’s Budget—and will help pay for the strengthening of Canada’s public health care system, the delivery of the Canadian Dental Care Plan, and the building of Canada’s clean economy.

Budget 2023 proposes to reduce spending on consulting, other professional services, and travel by roughly 15 per cent of planned 2023-24 discretionary spending in these areas. This will result in savings of $7.1 billion over five years, starting in 2023-24, and $1.7 billion ongoing. The government will focus on targeting these reductions on professional services, particularly management consulting.

Budget 2023 proposes to phase in a roughly 3 per cent reduction of eligible spending by departments and agencies by 2026-27. This will reduce government spending by $7.0 billion over four years, starting in 2024-25, and $2.4 billion ongoing. Reductions will not impact direct benefits and service delivery to Canadians; direct transfers to other orders of government and Indigenous communities; and the Canadian Armed Forces.

Effective Government and a Fair Tax System    183

The government will also work with federal Crown corporations to ensure they achieve comparable spending reductions, which would account for an estimated $1.3 billion over four years starting in 2024-25, and $450 million ongoing.

In total, these proposals represent savings of $15.4 billion over the next five years.

Realigning Previously Announced Spending

As part of the government’s commitment to responsibly manage Canadians’ tax dollars, it is also continuing to assess the pace and scale of previously announced spending that has yet to occur. Where implementation is slower than originally planned, when take-up is lower, or when circumstances have changed, it makes sense to ensure government resources are still allocated to their best purpose.

Budget 2023 proposes to reduce previously announced funding that remains unallocated or is no longer required, or to delay it where the pace of implementation is slower than originally envisioned. This will result in savings of $6.4 billion over six years, starting in 2022-23.

Effective Government Programs

The regular review of government programs is important if they are to deliver their intended results for Canadians.

Budget 2023 announces the introduction of cross-government program effectiveness reviews, to be led by the President of the Treasury Board. The first review will examine skills training and youth programming, to determine, by Budget 2024, whether improvements can be made to help more Canadians develop the skills and receive the work experience they need to have successful careers.

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6.2 Improving Services for Canadians

Budget 2023 proposes new investments to ensure Canadians can count on fast and effective services from the federal government, and receive the benefits they are entitled to in a timely manner.

Protecting Passenger Rights

When Canadians travel by air, their experience should be safe, dependable, and respectful of their rights. The Canadian Transportation Agency is responsible for ensuring Canada’s transportation systems run smoothly and efficiently, for protecting consumers, and for holding airlines accountable.

In Budget 2023, the federal government is proposing new steps to strengthen the Canadian Transportation Agency, make airlines more accountable, and ensure that passengers are fairly compensated for delays and cancellations.

Budget 2023 proposes to amend the Canada Transportation Act to strengthen airline obligations to compensate passengers for delays and cancellations. These changes will align Canada’s air passenger rights regime with those of leading international approaches and ensure that Canadians are fairly compensated for travel delays that are within airlines’ control.

Budget 2023 also announces the government’s intention to amend the Canada Transportation Act to make the Canadian Transportation Agency’s complaint adjudication process more efficient, and to provide the Minister of Transport with the authority to impose a regulatory charge on airlines to help cover the costs of resolving air passenger complaints.

These measures build on the government’s March 14, 2023, announcement of $75.9 million over three years, starting in 2023-24, to ensure the Canadian Transportation Agency has the resources for enforcement and compliance, and to provide dispute resolution services to Canadians and businesses when they are unable to resolve issues directly with air, rail, or marine service providers.

Effective Government and a Fair Tax System    185

Improving Airport Operations and Passenger Screening

Airlines and airports around the world were hit hard by the pandemic, and those in Canada were no exception. As air travel returned through 2022, Canadians faced unacceptable flight delays, long lineups at airports, and mishandled baggage.

While delays have been reduced in recent months, the federal government is acting to strengthen air passenger rights and improve Canadians’ experiences at the airport.

Budget 2023 proposes to provide $1.8 billion over five years, starting in 2023-24, to the Canadian Air Transport Security Authority (CATSA) to maintain and increase its level of service, improve screening wait times, and strengthen security measures at airports.

Budget 2023 proposes to amend the Canada Transportation Act to require the sharing and reporting of data by airports and air carriers. This will help to reduce delays and improve coordination between airports, airlines, and CATSA.

Budget 2023 also proposes to provide $5.2 million over five years, starting in 2023-24, to Transport Canada to collect and analyze air sector performance data.

Faster Passport Processing and Improved Immigration Services

Canadians are eager to travel abroad again, and people from around the world continue to want to come to Canada to work, study, and build their lives. Whether someone is renewing their passport, immigrating to Canada, or reuniting with their family, everyone should be able to count on fast and efficient service.

Last year, as the world opened up and people began to travel, too many Canadians and newcomers were forced to deal with unacceptable wait times. To address this, the federal government has adopted new technologies, streamlined processing, and made significant new investments, including $135 million in 2022-23 to address immigration application backlogs. This has resulted in:

✓

The elimination of passport application backlogs and the return to pre-pandemic processing times of 10 days for in-person applications at specialized passport offices, and 20 days for applications received by mail or dropped off at a Service Canada Centre;

✓	The processing of 5.2 million applications for permanent residence, temporary residence, and citizenship in 2022—double the number of applications processed in 2021; and,

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✓

The government moving more key services online, including the confirmation of permanent residence status and the introduction of online citizenship testing and ceremonies, as well as addressing backlogs of paper-based applications through digitization.

Faster Services for Veterans

Those who served Canada with our flag on their shoulder deserve to receive benefits and services in a timely manner.

Since 2015, the federal government has invested more than $11 billion to enhance benefits and services for veterans, and applications for benefits have increased by 47 per cent. After significant staff reductions were made at Veterans Affairs Canada between 2009 and 2014, these cuts and the rise in applications after 2015 led to unacceptable wait times for too many veterans.

While the government has reduced backlogs by more than 60 per cent since 2020 by hiring 350 staff and speeding up processing, there is still more work to do.

Budget 2023 proposes to provide $156.7 million over five years, starting in 2023-24, and $14.4 million ongoing to Veterans Affairs Canada, the Royal Canadian Mounted Police, and the Veterans Review and Appeal Board to reduce backlogs and support service delivery across several programs and services.

Improving Canada.ca and 1 800 O-Canada

All Canadians should have quick and easy access to information on government programs and services—whether they are a senior who prefers to call, a person with a disability who requires a more accessible website, or someone who prefers to look for information on their phone. After a sharp rise in inquiries during the pandemic, requests for information through Canada.ca and 1 800 O-Canada (622-6232) remain at nearly double their pre-pandemic levels.

Budget 2023 proposes to provide $17.7 million over four years, starting in 2023-24, to Employment and Social Development Canada to increase capacity at 1 800 O-Canada call centres, improve Canada.ca, and ensure that Canadians can access information they need about government benefits and services.

Old Age Security IT Modernization

The federal government delivers more than $60 billion in Old Age Security benefits to more than seven million seniors each year. To ensure the timely and reliable delivery of these critical benefits, the Old Age Security IT system must be updated.

Budget 2023 proposes to provide $123.9 million over seven years, starting in 2023-24, to Employment and Social Development Canada to complete Old Age Security IT modernization.

Effective Government and a Fair Tax System    187

Ensuring the Integrity of Emergency COVID19 Benefits

When COVID19 hit, the federal government responded by providing emergency income supports to close to nine million Canadians. This support was essential, and it helped Canadians weather a once-in-a-century pandemic.

To minimize delays and ensure that Canadians received the support they needed, benefits arrived quickly. Inevitably, this led to overpayments and, in some cases, abuse of the system. In Budget 2023, the government is taking further action to ensure the integrity of Canada’s emergency benefit system.

Budget 2023 proposes to provide $53.8 million in 2022-23 to Employment and Social Development Canada to support integrity activities relating to overpayments of COVID19 emergency income supports.

The federal government is committed to working with Canadians to recover overpayments. Those struggling with the repayment process are able to work with Canada Revenue Agency to develop a flexible repayment plan that works with their individual life circumstance.

Renewing Equalization and Territorial Formula Financing

Equalization and Territorial Formula Financing programs enable all provincial and territorial governments to provide comparable services to Canadians.

Following consultations with provinces and territories, Budget 2023 proposes to renew the Equalization and Territorial Formula Financing programs for a five-year period, beginning April 1, 2024, and make technical changes to improve the accuracy and transparency of the programs.

6.3. A Fair Tax System

Programs and services that Canadians rely on—including Old Age Security, the Canada Child Benefit, Early Learning and Child Care, and transfers to provinces in support of health care and education—are dependent on a robust national tax base.

Budget 2023 builds on progress the federal government has made since 2015 to close loopholes, crack down on tax avoidance, and ensure that the wealthiest pay their fair share.

Ensuring the Wealthiest Canadians Pay Their Fair Share

Through the significant use of deductions, credits, and other tax preferences, some of the wealthiest Canadians pay little to no personal income tax in a given year.

The Alternative Minimum Tax (AMT) is intended to ensure that the highest-income Canadians cannot disproportionately lower their tax bill through advantages in the tax system. The AMT has not been significantly reformed since its implementation in 1986, and thousands of the wealthiest Canadians still pay very little income tax.

188 Chapter 6

To ensure the wealthiest Canadians pay their fair share of tax, Budget 2023 proposes legislative amendments to raise the AMT rate from 15 per cent to 20.5 per cent and further limit the excessive use of tax preferences. These amendments would generate an estimated $3.0 billion in revenues over five years, beginning in the 2024 taxation year.

Under the proposed reforms, the basic AMT exemption would increase more than fourfold, from $40,000 to $173,000, significantly increasing the income level necessary to pay the AMT. This would result in a tax cut for tens of thousands of middle-class Canadians, while the AMT will more precisely target the very wealthy.

Under these reforms, more than 99 per cent of the AMT paid by individual Canadians would be paid by those who earn more than $300,000 per year, and about 80 per cent of the AMT paid would be by those who earn more than $1 million per year.

International Tax Reform

Canada is committed to ending the corporate tax race to the bottom and ensuring that multinational corporations pay their fair share of tax wherever they do business. This is about putting Canadian workers and businesses on a level playing field with our global competitors.

Canada continues to strongly support the two-pillar international tax reform plan agreed by 138 members of the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting.

Pillar One (Reallocation of Taxing Rights)

Pillar One will ensure that the largest and most profitable global corporations, including large digital corporations, pay their fair share of tax in the jurisdictions where their users and customers are located. Canada and our international partners have been developing the rules of this innovative new system through an OECD-led process, and countries are working towards completing multilateral negotiations so that the treaty to implement Pillar One can be signed by mid-2023.

To ensure that Canadians’ interests are protected in any circumstance, the federal government will continue to advance legislation for a Digital Services Tax. It is Canada’s hope and expectation that the timely implementation of the new multilateral system will make a Digital Services Tax unnecessary.

Effective Government and a Fair Tax System    189

Pillar Two (Global Minimum Tax)

Pillar Two, a global minimum tax regime, will ensure that large multinational corporations are subject to a minimum effective tax rate of 15 per cent on their profits wherever they do business.

To function effectively, Pillar Two requires coordinated implementation by countries around the world. Recent steps taken by a number of countries to implement Pillar Two in 2024, including the members of the European Union, the United Kingdom, Japan, and the Republic of Korea, mean the multilateral framework for the global minimum tax regime is now being put in place.

Budget 2023 reaffirms Canada’s intention, announced in Budget 2022, to introduce legislation implementing the Pillar Two global minimum tax. The primary charging rule of Pillar Two and a domestic minimum top-up tax would be effective for fiscal years of multinational corporations that begin on or after December 31, 2023. The secondary charging rule would be effective for fiscal years that begin on or after December 31, 2024. The government will continue to monitor international developments as it moves forward with the implementation of Pillar Two.

A Tax on Share Buybacks

The 2022 Fall Economic Statement announced the federal government’s intention to introduce a two per cent tax on share buybacks by public corporations in Canada, with details to follow in Budget 2023.

Budget 2023 announces that the proposed tax would apply as of January 1, 2024 to the annual net value of repurchases of equity by public corporations and certain publicly traded trusts and partnerships in Canada. A business would not be subject to the tax in a year if its gross repurchases of equity were less than $1 million.

It is estimated that this measure would increase federal revenues by $2.5 billion over five years, starting in 2023-24. Importantly, this would also encourage firms to re-invest in their workers and businesses.

190 Chapter 6

Fair Taxation of Dividends Received by Financial Institutions

Currently, the dividends that financial institutions receive on Canadian shares are not treated as business income and are effectively exempt from tax. Financial institutions rely on this treatment to lower their tax burden, which reduces tax revenues that are important to delivering benefits and services to Canadians.

Budget 2023 proposes to amend the Income Tax Act to treat dividends received on Canadian shares held by financial institutions in the ordinary course of their business as business income.

This measure would apply to dividends received after 2023, which would increase federal revenues by $3.15 billion over five years starting in 2024-25, and by $790 million ongoing.

Strengthening the General Anti-Avoidance Rule

The General Anti-Avoidance Rule (GAAR) was added to the Income Tax Act in 1988 to prevent abusive tax avoidance. If abusive tax avoidance is established, the GAAR applies to deny the tax benefit that was unfairly created. The GAAR has helped to tackle abusive tax avoidance but it requires modernizing to ensure its continued effectiveness.

Budget 2023 proposes to release for consultation draft legislative proposals to strengthen the GAAR. Additional details are found in the Budget Supplementary Information, under “General Anti-Avoidance Rule.”

Effective Government and a Fair Tax System    191

Chapter 6

Effective Government and a Fair Tax System

millions of dollars

	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total
6.1. Effective Government	-160	-3,950	-1,231	-1,411	-3,101	-2,901	-12,754
Refocusing Government Spending – Reduced Spending on Consulting, Professional Services and Travel	0	-500	-1,650	-1,650	-1,650	-1,650	-7,100
Refocusing Government Spending – Reduced Eligible Spending by Government Departments and Agencies	0	0	-681	-1,424	-2,441	-2,441	-6,987
Refocusing Government Spending – Crown Corporation – Comparable Spending Reductions	0	0	-126	-262	-450	-450	-1,288
Less: Budget 2022 Commitment	0	0	1,000	2,000	3,000	3,000	9,000
Realigning Previously Announced Spending	-160	-3,450	225	-75	-1,560	-1,360	-6,380
6.2. Improving Services for Canadians	54	529	733	732	49	44	2,141
Protecting Passenger Rights[1]	0	22	27	26	0	0	76
Improving Airport Operations and Passenger Screening	0	475	644	653	2	2	1,775
Less: Funds Sourced From Existing Departmental Resources	0	-10	-10	-10	0	0	-31
Faster Services for Veterans	0	24	38	41	28	26	157
Improving Canada.ca and 1 800 O-Canada	0	6	5	4	2	0	18
Old Age Security IT Modernization	0	11	30	18	17	17	93
Ensuring the Integrity of Emergency COVID-19 Benefits	54	0	0	0	0	0	54
6.3. A Fair Tax System	0	-155	-1,455	-1,615	-4,360	-4,000	-11,585
Ensuring the Wealthiest Canadians Pay Their Fair Share	0	-150	-625	-695	-735	-745	-2,950
International Tax Reform – Pillar Two (Global Minimum Tax)	0	0	0	0	-2,765	-2,365	-5,130
A Tax on Share Buybacks	0	-35	-515	-605	-640	-680	-2,475
Less: Funds Previously Provisioned in the Fiscal Framework	0	30	440	520	550	580	2,120
Fair Taxation of Dividends Received by Financial Institutions	0	0	-895	-980	-920	-940	-3,735
Less: Funds Previously Provisioned in the Fiscal Framework	0	0	140	145	150	150	585

192 Chapter 6

	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total
Additional Investments – Effective Government and a Fair Tax System	9	662	423	-148	103	-303	746

2026 Census of Population	0	72	82	185	481	102	923

Less: Funds Sourced From Existing Departmental Resources	0	0	0	-23	-23	-23	-68
Funding proposed for StatCan for the 2026 Census of Population.

2026 Census of Agriculture	0	9	11	11	17	9	57
Funding proposed for StatCan for the 2026 Census of Agriculture.

Increasing the Air Travellers Security Charge (ATSC)	0	0	-279	-313	-323	-333	-1,248
Budget 2023 proposes to increase ATSC rates, which will support the financing of air security costs.

Laboratories Canada Program Operations	0	30	30	0	0	0	59
Funding proposed for PSPC to manage the renewal of key federal science and technology infrastructure as part of the Laboratories Canada program.

Supporting the Government’s Transition to Cloud	0	3	3	0	0	0	6
Funding proposed to TBS to guide departments on the transition to cloud technology.

Office of the Commissioner of Lobbying of Canada	0	0	0	0	0	0	2
Funding proposed for the OCL to continue to fulfill its mandate.

Maintaining Capacity for the Canadian Intergovernmental Conference Secretariat	0	2	2	2	0	0	5

Less: Costs to be Recovered	0	0	0	0	0	0	-1
Funding proposed for CICS to continue to deliver on its mandate.

Improving Procurement Opportunities for Canadian Businesses	0	22	29	29	0	0	80

Less: Funds Sourced From Existing Departmental Resources	0	-3	-3	-3	0	0	-9
Funding proposed for PSPC to maintain the government’s electronic procurement platform.

Improving the Government’s Pay Administration	0	52	0	0	0	0	52

  Funding proposed for TBS to ensure there is sufficient capacity to oversee human resources, pay, and pension matters. Funding proposed for SSC to continue work on a potential next-generation pay solution.

Improving Technical Support to Access Online Services	0	16	14	0	0	0	30

  Funding proposed for ESDC to maintain service levels at the Registration and Authentication Call Centre, which provides support to Canadians having technical challenges with their My Service Canada Account.

Ensuring Timely Delivery of Social Insurance Numbers	0	6	5	0	0	0	12
Funding proposed for ESDC to maintain Social Insurance Number-related services, including call centre and processing capacity.

Effective Government and a Fair Tax System    193

	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total
Improved Information Sharing
About Deceased Beneficiaries	0	5	5	0	0	0	10
Less: Funds Sourced From Existing Departmental Resources	0	0	0	0	0	0	-1
Funding proposed for ESDC to help provinces improve their death information sharing processes and to address barriers to timely death notification processing within the federal government.
Protecting the Privacy of Canadians	0	5	7	4	3	2	21
Less: Funds Sourced From Existing Departmental Resources	0	-2	-4	-4	-3	-2	-15

  Funding proposed for the OPC to undertake more in-depth investigations of privacy breaches across public and private organizations, to improve response rates to privacy complaints from Canadians and operationalize new processes required to implement the Consumer Privacy Protection Act.

Developing a Tobacco Cost Recovery Framework	0	2	2	2	0	0	7
Less: Funds Sourced From Existing Departmental Resources	0	-2	-2	-2	0	0	-7
Funding for HC to develop a cost recovery framework that would require tobacco manufacturers to contribute to the cost of federal public health investments in tobacco control.
FINTRAC Funding	-2	-3	-4	-6	-6	-5	-27
Proposed adjustments to FINTRAC appropriations due to a cancelled headquarters relocation.
Defending the Canadian Softwood Lumber Industry	0	26	26	0	0	0	51
Funding proposed for GAC to continue supporting the Canadian response to U.S. softwood lumber duties and efforts towards a softwood lumber agreement.
Creative Export Strategy (Trade Promotion)	0	2	2	0	0	0	5
Funding proposed for GAC to continue trade promotion activities under the Creative Export Strategy.
Renewing Pay System Resources	0	517	521	0	0	0	1,038
Funding proposed for PSPC to maintain pay system resources as the government continues its work to resolve public service pay issues.
GAC Adjustments for Non- Discretionary Cost Fluctuations	11	26	27	26	26	26	141
Funding proposed for GAC to compensate for non-discretionary cost increases, such as changes in exchange rates and inflation, which affect missions abroad.
GST/HST Treatment of Payment Card Clearing Services	0	-195	0	0	0	0	-195

  Budget 2023 proposes to amend the Goods and Services Tax/Harmonized Sales Tax (GST/HST) definition of “financial service” to clarify that payment card clearing services rendered by a payment card network operator are not included in the definition.

Strengthening the Intergenerational Business Transfer Framework	0	-50	-215	-225	-245	-260	-995

  Budget 2023 announces the government’s intention to release for consultation draft legislative amendments to facilitate genuine intergenerational business transfers while protecting the integrity of the tax system.

194 Chapter 6

	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total

Retirement Compensation Arrangements	0	23	60	60	60	60	263

  Budget 2023 proposes that the CRA make refunds to certain retirement compensation arrangements for previously remitted refundable taxes related to premiums for securing retirement benefits via a letter of credit, and to exempt those premiums from refundable tax going forward.

Alcohol Excise Duty	0	100	105	110	115	120	550

  Alcohol excise duties are automatically indexed to CPI inflation at the start of each fiscal year. This proposal temporarily caps the inflation adjustment for excise duties on all alcoholic products at 2 per cent for one year only as of April 1, 2023.

Chapter 6 – Net Fiscal Impact	-97	-2,914	-1,529	-2,441	-7,310	-7,160	-21,452

Note: Numbers may not add due to rounding. A glossary of abbreviations used in this table can be found at the end of Annex 1.

1Announced March 14, 2023.

Effective Government and a air Tax System    195

Annex 1

Details of Economic and Fiscal Projections

Economic Projections

The average of private sector forecasts has been used as the basis for economic and fiscal planning since 1994. This helps ensure objectivity and transparency, and introduces an element of independence into the government’s economic and fiscal forecast. The economic forecast presented in this section is based on a survey conducted in February 2023. The survey average has been adjusted to incorporate the actual results of the National Accounts for the fourth quarter of 2022 and the historical revisions released on February 28, 2023.

The February survey includes the views of 13 private sector economists:

– BMO Capital Markets,

– Caisse de dépôt et placement du Québec,

– CIBC World Markets,

– The Conference Board of Canada,

– Desjardins,

– IHS Markit,

– Industrial Alliance Insurance and Financial Services Inc.,

– Laurentian Bank Securities,

– National Bank Financial Markets,

– Royal Bank of Canada,

– Scotiabank,

– TD Bank Financial Group, and

– The University of Toronto (Policy and Economic Analysis Program).

Since the survey was conducted in early February, developments in financial markets have raised the odds of a more pronounced slowdown in the global economy. However, outcomes that are better or worse than the survey are both plausible. The macroeconomic inputs of the February 2023 survey continue to provide a reasonable basis for fiscal planning. To facilitate prudent economic and fiscal planning, the Department of Finance has developed two scenarios that consider faster or slower growth tracks relative to the February survey (see below for details).

Details of Economic and Fiscal Projections    197

Private sector economists expect Canada’s economy to slow more than was projected in the 2022 Fall Economic Statement (FES 2022) (Table A1.1). Real gross domestic product (GDP) growth is projected to slow from a strong 3.4 per cent in 2022 (slightly better than the 3.2 per cent expected in FES 2022) to 0.3 per cent in 2023, before rebounding to 1.5 per cent in 2024 (previously 0.7 per cent and 1.9 per cent, respectively). Overall, the revisions leave the level of real GDP about 0.6 per cent lower by 2024 compared to FES 2022. Annual real GDP growth is expected to strengthen to about 2 per cent on average for the rest of the forecast horizon, reflecting a return to trend for long-run growth rates.

Comparisons of the February survey average to real GDP growth forecasts from other institutions can be found in Table A1.2.

With the full force of monetary tightening yet to be felt, the survey average points to a shallow recession this year with a peak-to-trough decline in real GDP of 0.4 per cent. This would represent a very mild downturn compared to the peak-to-trough decline of 4.4 per cent in the 2008-09 recession, and even to the 1.6 per cent decline in the downside scenario considered in FES 2022.

Consistent with the expected slowdown in real GDP growth, Canada’s unemployment rate is expected to rise from near record-low levels to a peak of 6.3 per cent by the end of 2023. On an annual basis, the unemployment rate is expected to increase from 5.3 per cent in 2022 to a still low 5.8 per cent in 2023 and 6.2 per cent in 2024 before gradually declining to 5.7 per cent by 2026, broadly in line with FES 2022 and reflecting the resilience of the Canadian labour market.

The forecast for short-term interest rates in Canada was revised up by 0.4 percentage points, on average per year, compared to FES 2022. The February survey average for short-term interest rates is consistent with the Bank of Canada’s benchmark rate remaining at 4.5 per cent until the fall of this year, before gradually declining to below 3 per cent by the end of 2024.

Consistent with recent trends, private sector economists expect Consumer Price Index (CPI) inflation to fall below 3 per cent in the third quarter of 2023 and to reach about 2 per cent, the Bank of Canada’s target, in the second quarter of 2024. On an annual basis, CPI inflation is expected to ease from 6.8 per cent in 2022 to 3.5 per cent in 2023 and to normalize to around 2 per cent over the remainder of the forecast horizon, the same as in FES 2022 and consistent with the average rate of inflation in Canada over the last 30 years.

After surging following Russia’s illegal invasion of Ukraine, commodity prices fell sharply in the second half of 2022. The negative impact on GDP inflation (the broadest measure of economy-wide price inflation) in the last two quarters of 2022 was much larger than expected by private sector economists in FES 2022. As a result, GDP inflation was 7.3 per cent in 2022, well below the 8.2 per cent expected in FES 2022.

198 Annex 1

Commodity prices are also expected to remain lower in future years. The February 2023 survey expects crude oil prices to decline from an average of US$94 per barrel in 2022 to US$81 per barrel in both 2023 and 2024, below the FES 2022 outlook. As a result, GDP inflation is also revised down to 0.6 per cent in 2023, compared to 1.8 per cent in FES 2022. Further ahead, GDP inflation is expected to remain broadly in line with FES 2022. The federal government is closely monitoring current fluctuations in the price of oil.

Together, the downward revisions to GDP inflation and, to a lesser extent, real GDP have weighed considerably on nominal GDP projections. On an annual basis, nominal GDP increased by 11.0 per cent in 2022 (below the 11.6 per cent projected in FES 2022) and is projected to slow to 0.9 per cent in 2023 (previously 2.6 per cent). As a result, the level of nominal GDP (the broadest measure of the tax base) is expected to be $60 billion lower, on average per year, compared to the private sector economists’ projections in FES 2022. It is also $16 billion lower, on average per year, compared to the downside scenario considered in FES 2022.

As the broadest measure of the tax base, the downward revision to nominal GDP is having an impact on tax receipts and the government revenue outlook. Slowing growth in nominal GDP in 2023 will push up the debt-to-GDP ratio in 2023-24 before it continues trending down (see below for details).

Details of Economic and Fiscal Projections    199

Table A1 . 1

Average Private Sector Forecasts

Per cent, unless otherwise indicated

	2022	2023	2024	2025	2026	2027	2022- 2027

Real GDP growth[1]

2022 Fall Economic Statement	3.2	0.7	1.9	2.3	2.1	1.9	2.0

Budget 2023	3.4	0.3	1.5	2.3	2.2	1.9	2.0

GDP inflation[1]

2022 Fall Economic Statement	8.2	1.8	1.8	1.9	1.9	1.9	2.9

Budget 2023	7.3	0.6	2.0	1.9	1.9	1.9	2.6

Nominal GDP growth[1]

2022 Fall Economic Statement	11.6	2.6	3.7	4.2	4.1	3.9	5.0

Budget 2023	11.0	0.9	3.6	4.3	4.1	3.9	4.6

Nominal GDP level (billions of dollars)[1]

2022 Fall Economic Statement	2,801	2,873	2,979	3,105	3,233	3,358

Budget 2023	2,785	2,810	2,910	3,037	3,162	3,285

Difference between FES 2022 and Budget 2023	-16	-63	-69	-69	-70	-73	-60

3-month treasury bill rate

2022 Fall Economic Statement	2.2	3.6	2.8	2.3	2.1	2.1	2.5

Budget 2023	2.4	4.4	3.3	2.6	2.4	2.4	2.9

10-year government bond rate

2022 Fall Economic Statement	2.8	3.1	2.8	2.8	2.9	3.0	2.9

Budget 2023	2.8	3.0	2.9	3.0	3.1	3.1	3.0

Exchange rate (US cents/C$)

2022 Fall Economic Statement	77.9	77.1	77.9	78.8	79.2	79.7	78.4

Budget 2023	76.9	74.7	76.8	78.3	79.0	79.3	77.5

Unemployment rate

2022 Fall Economic Statement	5.4	6.1	6.2	6.0	5.8	5.7	5.9

Budget 2023	5.3	5.8	6.2	6.0	5.7	5.7	5.8

Consumer Price Index inflation

2022 Fall Economic Statement	6.8	3.5	2.1	2.1	2.1	2.1	3.1

Budget 2023	6.8	3.5	2.1	2.1	2.1	2.1	3.1

U.S. real GDP growth

2022 Fall Economic Statement	1.7	0.6	1.7	2.2	2.1	2.0	1.7

Budget 2023	2.1	0.8	1.4	2.1	2.0	1.9	1.7

West Texas Intermediate crude oil price ($US per barrel)

2022 Fall Economic Statement	97	88	85	82	81	81	86

Budget 2023	94	81	81	79	77	78	82

Note: Forecast averages may not equal average of years due to rounding. Numbers may not add due to rounding.

1 Previously published figures have been restated to reflect the historical revisions in the Canadian System of National Accounts.

Sources: Statistics Canada; for the 2022 Fall Economic Statement, Department of Finance Canada September 2022 survey of private sector economists; for Budget 2023, Department of Finance Canada February 2023 survey of private sector economists, which has been adjusted to incorporate the actual results of the National Accounts for the fourth quarter of 2022 released on February 28, 2023.

200 Annex 1

Table A1.2

Comparison of Real GDP Growth Forecasts

Per cent

	2022	2023	2024	2025	2026	2027

Budget 2023	3.4	0.3	1.5	2.3	2.2	1.9

Organisation for Economic Co-operation and

Development (OECD)	3.4	1.1	1.4	..	..	..

Parliamentary Budget Officer (PBO)	3.6	1.0	1.6	2.2	2.1	2.0

International Monetary Fund (IMF)	3.5	1.5	1.5	..	..	..

Bank of Canada	3.6	1.0	1.8	..	..	..

Sources: Statistics Canada; for Budget 2023, see Table A1.1; OECD Economic Outlook, Interim Report March 2023; PBO, Economic and Fiscal Outlook – March 2023; IMF, World Economic Outlook Update – January 2023, Bank of Canada, Monetary Policy Report – January 2023.

Details of Economic and Fiscal Projections    201

Changes to Fiscal Projections since FES 2022

The fiscal outlook presented in this budget is centered on the economic projections provided by the February 2023 survey of private sector economists. The tables that follow present changes to the fiscal outlook since FES 2022, including the impact of government policy actions taken since FES 2022, measures in this budget, and year-to-date financial results.

Changes to the Fiscal Outlook since FES 2022

Table A1.3

Economic and Fiscal Developments, Policy Actions and Measures

billions of dollars

			Projection

	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027	2027– 2028

Budgetary balance – 2022 Fall Economic Statement (FES 2022)	-36.4	-30.6	-25.4	-14.5	-3.4	4.5

Economic and fiscal developments since FES 2022	6.4	-4.7	-4.9	-5.1	-7.5	-10.3

Budgetary balance before policy actions and measures	-30.0	-35.3	-30.3	-19.5	-10.9	-5.8

Policy actions since FES 2022	-5.4	0.7	3.2	2.6	1.7	0.1

Budget 2023 measures (by chapter)

1. Making Life More Affordable and Supporting the Middle Class	-2.5	-0.8	-0.3	-0.5	-0.5	-0.6

2. Investing in Public Health Care and Affordable Dental Care	-2.0	-3.6	-4.6	-6.4	-6.8	-7.9

3. A Made in Canada Plan: Affordable Energy, Good Jobs, and a Growing Clean Economy	0.0	-1.2	-3.1	-4.4	-5.9	-6.3

4. Advancing Reconciliation and Building a Canada That Works for Everyone	-3.1	-2.5	-1.3	-1.0	-0.6	-0.6

5. Canada’s Leadership in the World	-0.1	-0.2	-0.1	-0.1	-0.1	-0.1

6a. Effective Government and Improving Services to Canadians	0.1	2.8	0.1	0.8	2.9	3.2

6b. A Fair Tax System	0.0	0.2	1.5	1.6	4.4	4.0

Total – Actions Since FES 2022 and Budget 2023 Measures	-13.0	-4.8	-4.7	-7.3	-4.9	-8.3

Budgetary Balance	-43.0	-40.1	-35.0	-26.8	-15.8	-14.0

Budgetary Balance (per cent of GDP)	-1.5	-1.4	-1.2	-0.9	-0.5	-0.4

Federal debt (per cent of GDP)	42.4	43.5	43.2	42.2	41.1	39.9

A negative number implies a deterioration in the budgetary balance (lower revenue or higher expenses). A positive number implies an improvement in the budgetary balance (higher revenue or lower expenses).

202 Annex 1

Economic and Fiscal Developments Since FES 2022

Table A1.4

Economic and Fiscal Development Since FES 2022

billions of dollars

			Projection
	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027	2027– 2028

Economic and fiscal developments by component[1]

Change in budgetary revenues

(1.1) Income taxes	-5.9	-3.7	-3.3	-5.4	-4.5	-5.9

(1.2) Excise taxes/duties	-0.2	-0.9	-1.0	-1.0	-1.2	-1.3

(1.3) Proceeds from the pollution pricing framework	-0.1	0.3	0.5	0.6	0.7	0.8

(1.4) Employment insurance premiums	0.1	0.0	-0.8	-1.0	-0.9	-0.9

(1.5) Other revenues[2]	-0.1	-1.9	0.3	0.6	0.6	1.1

(1) Total budgetary revenues	-6.2	-6.2	-4.3	-6.2	-5.3	-6.2

Change in program expenses

(2.1) Major transfers to persons	5.7	1.8	1.1	0.8	0.7	0.8

(2.2) Major transfers to other levels of government	0.0	-0.3	0.4	0.9	0.9	0.8

(2.3) Proceeds from the pollution pricing framework returned	0.8	0.0	-1.6	-0.6	-0.7	-0.8

(2.4) Direct program expenses	5.8	0.9	2.6	3.2	0.6	0.4

(2) Total program expenses, excluding net actuarial losses	12.3	2.4	2.5	4.3	1.5	1.2

(3) Public debt charges	0.3	-0.5	-3.4	-3.8	-4.3	-5.3

(4) Net actuarial losses (gains)	0.0	-0.4	0.4	0.5	0.6	0.0

(5) Total economic and fiscal developments	6.4	-4.7	-4.9	-5.1	-7.5	-10.3

[1]

A negative number implies a deterioration in the budgetary balance (lower revenues or higher spending). A positive number implies an improvement in the budgetary balance (higher revenues or lower spending).

[2]	Includes Pillar One tax, and Underused Housing Tax in this table only for presentation purposes.

–

The outlook for budgetary revenues has been revised down relative to FES 2022 by $5.7 billion on average, reflecting lower nominal GDP projections and the associated implications on the projections of corporate profitability and personal income (particularly slower growth in employment and wages). As a result, income tax revenues are expected to be lower by approximately $4.8 billion on average over the forecast horizon.

–

The outlook for excise taxes/duties has been revised down to reflect lower-than-expected monthly results this year as well as the impact of a weaker economy and higher borrowing costs on projected taxable consumption.

Details of Economic and Fiscal Projections    203

–

Proceeds from the federal pollution pricing framework that arise from the provinces and territories that are a part of the federal backstop are projected to be higher starting July 1, 2023 because of the addition of Nova Scotia, Prince Edward Island, and Newfoundland and Labrador to the framework for the fuel charge. Direct proceeds will continue to be fully returned in the provinces and territories where they are generated.

–

Employment insurance premium revenues are projected to be slightly higher in 2022-23 due to better-than-expected labour market outcomes, then lower starting in 2024-25 as a result of a lower premium rate required relative to FES 2022 under the existing break-even rate mechanism.

–

Other revenues have been revised down in the near-term largely because of a downward revision to expected earnings of the Bank of Canada, owing to higher deposit interest rates and deposit balances on which the Bank pays interest. This is offset over the remainder of the forecast horizon due to greater projected interest revenue on lending to Crown corporations, tax debt, and net foreign exchange.

The outlook for program expenses has been revised down relative to FES 2022, reflecting lower major transfers to persons, major transfers to other levels of government, and direct program spending.

–

With respect to major transfers to persons, the decrease in 2022-23 reflects lower-than-expected monthly results for Employment Insurance (EI) benefits and children’s benefits, as well as a $3.2 billion increase in expected repayments from benefit overpayments of COVID-19 support for workers.

–

In later years, lower expected expenses reflect slightly lower projected elderly benefits, owing to revisions to the projected number of beneficiaries, which is offset in part by higher projected CPI inflation, to which the benefits are indexed; lower projected EI benefits resulting from lower projected unemployment and earnings, consistent with the revised outlook; and the carry-forward of lower-than-expected 2022-23 results to date for children’s benefits.

–

Projected major transfers to other levels of government have increased slightly in 2023-24, but are lower across the remainder of the outlook, reflecting lower nominal GDP growth to which transfer programs such as Equalization are indexed. The outlook for Territorial Formula Financing has been revised downward slightly due to stronger-than-forecasted fiscal capacity in all three territories. These decreases are partially offset by a slight decline in recoveries with respect to the Quebec Abatement.

–

Proceeds from the pollution pricing framework returned are lower in 2022-23 and then higher across the horizon, reflecting revised timing of returning pollution pricing fuel charge proceeds to small and medium-sized businesses and Indigenous groups in the jurisdiction where they are generated. Moreover, the addition of Nova Scotia, Prince Edward Island, and Newfoundland and Labrador to the framework for the fuel charge, as discussed above, results in incremental proceeds to be returned.

204 Annex 1

–	The outlook for direct program spending has been revised down across the forecast horizon relative to the FES 2022 forecast.

o

Lower expenses in 2022-23 reflect slower-than-anticipated spending, notably for COVID-related procurements of vaccines, therapeutics, and rapid testing kits, in addition to revised provisions for disaster assistance. Partially offsetting lower spending is an increase in provisions for contingent liabilities and allowances.

o

Across the horizon, lower expenses reflect revised timing and spending against previously announced measures. In the later years, lower expenses are expected due to the impact of lower projected incomes on refundable corporate investment tax credits and bad debt expenses on tax receivables, reflecting the weaker revenue outlook relative to FES 2022 discussed above.

Public debt charges are expected to decrease slightly in 2022-23 relative to FES 2022 projections to $34.5 billion due to lower near-term borrowing requirements, partially offset by increases in short- and long-term interest rates as forecast by private sector economists. Over the remainder of the forecast horizon, higher projected short- and long-term interest rates and higher borrowing requirements are expected to progressively increase public debt charges relative to FES 2022 by an incremental $0.5 billion in 2023-24 rising to $5.3 billion by 2027-28.

Net actuarial losses, which represent the amortization of changes in the value of the government’s accrued obligations for pensions and other employee future benefits and pension fund assets, are expected to be higher in 2023-24 and lower in subsequent years. The increase in 2023-24 is largely a result of lower expected long-term interest rates used to measure the present value of the obligations at the end of 2022-23, which reduces actuarial gains to be amortized starting in 2023-24. Thereafter, net actuarial losses are lower than forecast in FES 2022, due to higher projected long-term interest rates.

Details of Economic and Fiscal Projections    205

Summary Statement of Transactions

Table A1.5

Summary Statement of Transactions

billions of dollars

		Projection
	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027	2027– 2028

Budgetary revenues	413.3	437.3	456.8	478.5	498.4	521.8	542.8

Program expenses, excluding net actuarial losses	468.8	435.9	446.6	463.3	475.9	489.2	505.4

Public debt charges	24.5	34.5	43.9	46.0	46.6	48.3	50.3

Total expenses, excluding net actuarial losses	493.3	470.4	490.5	509.3	522.5	537.6	555.7

Budgetary balance before net actuarial losses	-80.0	-33.2	-33.7	-30.8	-24.1	-15.7	-12.9

Net actuarial losses	-10.2	-9.8	-6.4	-4.2	-2.8	0.0	-1.1

Budgetary balance	-90.2	-43.0	-40.1	-35.0	-26.8	-15.8	-14.0

Financial Position

Total liabilities	1,838.7	1,870.0	1,912.0	1,978.5	2,037.1	2,084.3	2,127.6

Financial assets	600.3	578.9	578.4	606.9	635.5	665.5	694.2

Net debt	1,238.4	1,291.0	1,333.6	1,371.6	1,401.7	1,418.8	1,433.4

Non-financial assets	103.9	110.3	112.7	115.8	119.0	120.4	121.0

Federal debt[1,2]	1,134.5	1,180.7	1,220.8	1,255.8	1,282.7	1,298.4	1,312.5

Per cent of GDP

Budgetary revenues	16.5	15.7	16.3	16.4	16.4	16.5	16.5

Program expenses, excluding net actuarial losses	18.7	15.7	15.9	15.9	15.7	15.5	15.4

Public debt charges	1.0	1.2	1.6	1.6	1.5	1.5	1.5

Budgetary balance	-3.6	-1.5	-1.4	-1.2	-0.9	-0.5	-0.4

Federal debt	45.2	42.4	43.5	43.2	42.2	41.1	39.9

[1]

The opening financial position for 2022-23 has been adjusted from the closing position shown in the Public Accounts of Canada 2022 to reflect the impact of two new accounting standards for financial instruments and asset retirement obligations that came into effect in 2022-23. For further details regarding these adjustments, see Note 8 in The Fiscal Monitor – August 2022, available on the Department of Finance website.

[2]

The projected level of federal debt for 2022-23 includes an estimate of other comprehensive income of $1.1 billion for enterprise Crown corporations and other government business enterprises, and an estimate of $2.9 billion for net remeasurement gains on swap agreements and foreign exchange forward agreements.

206 Annex 1

Outlook for Budgetary Revenues

Table A1.6

The Revenue Outlook

billions of dollars

		Projection

	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027	2027– 2028

Income tax revenues
Personal income tax	198.4	206.8	213.7	224.5	235.7	246.5	257.9
Corporate income tax	78.8	88.0	85.5	86.3	87.8	90.1	93.1
Non-resident income tax	10.8	13.6	13.7	13.1	12.7	13.0	13.6
Total	288.0	308.3	312.9	323.9	336.3	349.6	364.6

Excise tax and duty revenues
Goods and Services Tax	46.2	45.4	51.4	53.5	55.5	57.4	59.4
Customs import duties	5.2	6.2	6.5	6.9	7.1	7.4	7.7
Other excise taxes/duties	11.3	11.4	11.9	12.4	12.5	12.6	12.7
Total	62.7	63.0	69.9	72.8	75.1	77.4	79.8
Other taxes	0.0	0.2	0.9	0.9	1.0	3.8	3.4

Total tax revenues	350.7	371.6	383.7	397.6	412.4	430.8	447.8
Proceeds from the pollution pricing framework	6.3	7.7	10.1	12.3	14.0	15.7	17.1
Employment Insurance premium revenues	23.9	26.8	28.2	29.0	29.9	31.0	32.1

Other revenues
Enterprise Crown corporations	12.8	5.9	5.6	10.1	12.4	13.8	14.3
Other programs	18.7	24.3	26.6	26.7	26.4	27.1	27.9
Net foreign exchange	0.9	1.0	2.5	3.0	3.3	3.4	3.5
Total	32.4	31.3	34.7	39.7	42.1	44.3	45.8

Total budgetary revenues Per cent of GDP	413.3	437.3	456.8	478.5	498.4	521.8	542.8
Total tax revenues	14.0	13.3	13.7	13.7	13.6	13.6	13.6
Proceeds from the pollution pricing framework	0.3	0.3	0.4	0.4	0.5	0.5	0.5
Employment Insurance premium revenues	1.0	1.0	1.0	1.0	1.0	1.0	1.0
Other revenues	1.3	1.1	1.2	1.4	1.4	1.4	1.4
Total budgetary revenues	16.5	15.7	16.3	16.4	16.4	16.5	16.5

Note: Totals may not add due to rounding.

Table A1.6 above provides an overview of projected budgetary revenues by major component.

Details of Economic and Fiscal Projections    207

Income Tax Revenues

Personal income tax revenues are projected to increase by 4.2 per cent to $206.8 billion in 2022-23, reflecting year-to-date results. After an expected slowing in 2023-24, personal income tax revenue growth is projected to average 4.8 per cent, reflecting steady growth in employment and investment income.

Corporate income tax revenues are projected to increase by 11.7 per cent, to $88 billion in 2022-23, based on year-to-date growth that has been propelled by broad-based gains across industry sectors. Beyond this, corporate income tax revenues are expected to retreat by 2.9 per cent in 2023-24 due to the projected slowdown in economic growth and then grow at an average rate of 2.2 per cent per year for the remainder of the forecast horizon.

Income taxes paid by non-residents on Canadian-sourced income, notably dividends and interest payments, are expected to grow by 25.7 per cent to $13.6 billion in 2022-23. Non-resident income tax revenue growth is then expected to be roughly flat.

Excise Tax and Duty Revenues

Goods and Services Tax (GST) revenues are forecast to fall 1.6 per cent to $45.4 billion in 2022-23. Over the remainder of the forecast period, GST revenues are expected to gain on average 5.5 per cent per year, in line with the outlook for taxable consumption trends.

Customs and import duties are projected to increase 18.8 per cent in 2022-23, based on year-to-date results that have been driven by the repeal of remission of duties on personal protective equipment and other medical goods, and strong growth in imports. Over the remainder of the forecast horizon, projected growth averages 4.4 per cent.

Other excise taxes and duties are expected to increase to $11.4 billion in 2022-23, or 1.1 per cent, reflecting year-to-date data. Revenues from these taxes are then projected to grow to $12.7 billion by 2027-28. This primarily reflects the outlook for the consumption of motive fuels and alcohol products.

Other taxes include revenues from the Underused Housing Tax announced in the 2021 Economic and Fiscal Update and from the two-pillar international tax reform plan agreed by 138 members of the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting. Revenues from these taxes are projected to grow to $3.4 billion in 2027-28, primarily reflecting the projected new revenues from Pillar Two of the international tax reform.

208 Annex 1

Proceeds from the Pollution Pricing Framework

Proceeds from the pollution pricing framework are forecast to increase primarily due to the increase in the price on pollution.1 Moreover, starting July 1, 2023, the implementation of the federal fuel charge in Nova Scotia, Prince Edward Island, and Newfoundland and Labrador will contribute to higher pollution pricing proceeds. Direct proceeds will continue to be fully returned in the provinces or territories where they are generated.

Employment Insurance Premium Revenues

EI premium revenues are projected to grow at 12.3 per cent in 2022-23 due to continued strength in the labour market. For the remainder of the forecast, EI premium revenues are projected to grow at an average of 3.7 per cent, reflecting steady earnings growth (see Box A1.1 for details of the outlook for the EI Operating Account). Holding steady at $1.63 in 2024, the EI premium rate will be 15 cents lower than it was between 2013 and 2016 ($1.88). The EI premium rate reached its lowest levels in the last twenty-five years in 2019, 2020, and 2021 ($1.58).

1

The trajectory for the price on pollution reflects annual increases of $15/tonne, from $50/tonne, beginning in 2023-24, as set out in the Update to the Pan-Canadian Approach to Carbon Pollution Pricing 2023-2030, released in August 2021.

Details of Economic and Fiscal Projections    209

Box A1.1 Employment Insurance Operating Account

billions of dollars
	2021- 2022		2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028
EI premium revenues	23.9		26.8	28.2	29.0	29.9	31.0	32.1

EI benefits[1]	38.9		22.6	24.2	25.5	26.2	26.6	27.3

EI administration and	2.6		2.6	2.1	2.0	2.0	2.0	2.0
other expenses[2]
	2021	[3]	2022	2023	2024	2025	2026	(…)	2030
EI Operating Account annual balance	-24.6		1.9	2.8	2.0	2.0	2.9		4.0
EI Operating Account cumulative balance	-25.9		-24.0	-21.1	-19.2	-17.2	-14.2		0.7	[4]
Projected premium rate (per $100 of insurable earnings)	1.58		1.58	1.63	1.63	1.63	1.63		1.63

[1]

EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, sharing and work-sharin benefits, and employment benefits and support measures. EI benefits exclude EI-Emergency Response Benefits costs in line with the government’s commitment to credit the EI Operating Account.

[2]	The remaining EI costs relate mainly to administration and are included in direct program expenses.
[3]	Values for 2021 are actual data. Values for 2022 and future years are a projection.
[4]

The EI Operating Account cumulative balance does not reach exactly zero at the end of the seven-year period as projected EI rates are rounded to the nearest whole cent per $100 of insurable earnings, in accordance with the Employment Insurance Act.

The Employment Insurance (EI) Operating Account operates within the Consolidated Revenue Fund. As such, EI-related revenues and expenses that are credited and charged to the Account, respectively, in accordance with the Employment Insurance Act, are consolidated with those of the government, and impact the budgetary balance. For consistency with the EI premium rate, which is set on a calendar-year basis with the objective of having the Account break even over time, the annual and cumulative balances of the Account are also presented on a calendar-year basis.

The EI Operating Account is expected to record annual surpluses throughout the forecast in order to reach cumulative balance in 2030 in line with the break-even rate-setting mechanism that started with the setting of the 2017 premium rate.

210 Annex 1

Other Revenues

Other revenues consist of three broad components: net income from enterprise Crown corporations; other program revenues from returns on investments, proceeds from the sales of goods and services, and other miscellaneous revenues; and net foreign exchange revenues.

-

Enterprise Crown corporation revenues are projected to be lower temporarily in 2022-23 and 2023-24, largely reflecting the Bank of Canada’s forecast of net losses, as interest expense paid on deposits held by the Bank at variable interest rates is growing faster than revenues on the Bank’s fixed-rate investments in the rising interest rate environment. Beyond this, growth is in line with the outlook of the Bank and other enterprise Crown corporation profits, as well as increased interest revenues from lending to enterprise Crown corporations.

-

Other program revenues are affected by consolidated Crown corporation revenues, interest rates, inflation, and exchange rate movements (which affect the Canadian-dollar value of foreign-denominated assets). These revenues are projected to increase by an average of 19.1 per cent in 2022-23 and 2023-24 primarily due to an increase in interest and penalty revenue on tax debt as a result of higher interest rates, additional spectrum auction revenue, and the rebound in sales of goods and services (e.g. fees for passports and visas, VIA Rail revenue). Over the remainder of the forecast horizon, other program revenue is projected to continue to grow by 1.3 per cent on average.

-

Net foreign exchange revenues, which consist mainly of returns on Canada’s official international reserves held in the Exchange Fund Account, are volatile and sensitive to fluctuations in foreign exchange rates and foreign interest rates. Assets in the Exchange Fund Account are mainly invested in debt securities of sovereigns and their agencies. They are held to aid in the control and protection of the external value of the Canadian dollar and to provide a source of liquidity for the government, if required. These revenues are projected to increase, as losses on sales of securities into a rising interest rate environment ease, and higher interest rates act on growing reserves.

Details of Economic and Fiscal Projections    211

Outlook for Expenses

Table A1.7

 The Expense Outlook

billions of dollars

		Projection

	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027	2027– 2028

Major transfers to persons

Elderly benefits	60.8	69.1	75.9	81.2	86.3	91.4	96.3

Employment Insurance benefits[1]	38.9	22.6	24.2	25.5	26.2	26.6	27.3

COVID-19 Income Support for Workers[2]	15.6	-3.0	0.0	0.0	0.0	0.0	0.0

Canada Child Benefit[3]	26.2	24.5	25.6	27.4	28.5	29.3	30.0

Total	141.5	113.3	125.7	134.1	141.1	147.3	153.6

Major transfers to other levels of government

Canada Health Transfer[4]	45.1	47.1	49.4	52.0	54.6	57.3	60.2

Canada Social Transfer	15.5	15.9	16.4	16.9	17.4	17.9	18.5

Equalization	20.9	21.9	24.0	25.2	25.9	27.0	28.1

Territorial Formula Financing	4.4	4.6	4.8	5.1	5.3	5.4	5.7

Health agreements with provinces and territories[5]	2.5	1.2	3.7	3.7	3.7	3.7	2.5

Canada-wide early learning and child care[6]	2.9	4.5	5.6	6.6	7.9	7.9	7.7

Canada Community-Building Fund	2.3	2.3	2.4	2.4	2.5	2.5	2.6

Other fiscal arrangements[7]	-5.3	-6.5	-6.8	-7.2	-7.5	-7.8	-8.2

Total	88.4	91.0	99.5	104.7	109.8	113.9	117.0

Proceeds from the pollution pricing framework returned Direct program expenses	3.8	6.9	11.2	13.5	14.0	15.8	17.1

Canada Emergency Wage Subsidy	22.3	-0.2	0.0	0.0	0.0	0.0	0.0

Other transfer payments	88.5	93.6	86.4	90.8	91.1	91.2	94.0

Operating expenses[8]	124.3	131.4	123.7	120.2	119.9	121.1	123.7

Total	235.1	224.8	210.2	211.0	211.0	212.3	217.7

Total program expenses, excluding net actuarial losses	468.8	435.9	446.6	463.3	475.9	489.2	505.4

Public debt charges	24.5	34.5	43.9	46.0	46.6	48.3	50.3

Total expenses, excluding net actuarial losses	493.3	470.4	490.5	509.3	522.5	537.6	555.7

Net actuarial losses (gains)	10.2	9.8	6.4	4.2	2.8	0.0	1.1

Total expenses Per cent of GDP	503.5	480.2	496.9	513.5	525.2	537.6	556.9

Major transfers to persons	5.6	4.1	4.5	4.6	4.6	4.7	4.7

Major transfers to other levels of government	3.5	3.3	3.5	3.6	3.6	3.6	3.6

Direct program expenses	9.4	8.1	7.5	7.3	6.9	6.7	6.6

Total program expenses, excluding net actuarial losses	18.7	15.7	15.9	15.9	15.7	15.5	15.4

Total expenses	20.1	17.2	17.7	17.6	17.3	17.0	17.0

212 Annex 1

Note: Totals may not add due to rounding.

[1]

EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. Remaining EI costs relate mainly to administration and are part of direct program expenses.

[2]	Includes the Canada Emergency Response Benefit, the Canada Recovery Benefit, the Canada Recovery Caregiving Benefit, the Canada Recovery Sickness Benefit, and the Canada Worker Lockdown Benefit
[3]	Includes the Child Disability Benefit
[4]	Includes the one-time top-up of $2 billion in 2022-23 and 5 per cent guarantee until 2027-28.
[5]

Includes Home and Community Care and Mental Health and Addictions Services Agreements, and the new Tailored Bilateral Agreements, but excludes $3 billion for long-term care, $1.7 billion for personal support worker’s wage increases, and the Territorial Health Investment Fund which are under direct program expenses.

[6]

Canada-wide early learning and child care transfer payments to provinces and territories exclude funding for Indigen-ous early learning and child care, which are included in the other transfer payments line.

[7]

Other fiscal arrangements include the Quebec Abatement (offsettg amounts to reflect the reduction in federal ta collected for the Youth Allowances Recovery and Alternative Payments for Standing Programs); statutory subsidies; payments under the Canada-Nova Scotia Arrangement on Offshore evenues; payments for the Transfer of Hibernia Net Profits Interest and Incidental Net Profits Interest Netevenues to Newfoundland and Labrador; and potential Fiscal Stabilization payments.

[8]	This includes capital amortization expenses.

Table A1.7, above, provides an overview of the projection for program expenses by major component.

Major Transfers to Persons

Major transfers to persons consist of elderly benefits, Employment Insurance (EI) benefits, the Canada Child Benefit (CCB), and the COVID-19 income supports for workers (2022-23 only).

Elderly benefits are projected to reach $69.1 billion in 2022-23, up 13.7 per cent. Over the forecast horizon, elderly benefits are forecast to increase by 6.9 per cent on average, annually. Growth in elderly benefits is due to the increasing population of seniors and projected consumer price inflation, to which benefits are fully indexed, as well as the 10 per cent increase to Old Age Security payments for pensioners 75 and over on an ongoing basis as of July 2022, announced in Budget 2021.

EI benefits are projected to decrease to $22.6 billion in 2022-23, largely reflecting the expiry of temporary measures to facilitate access and a lower unemployment rate. EI benefits are then expected to grow at an average annual rate of 6.2 per cent throughout 2023-24 and 2024-25, due to the projected deterioration in labour market conditions, before returning to an average 2.3 per cent annual growth rate for the remainder of the forecast horizon.

During the pandemic, the government provided support to Canadians through the Canada Emergency Response Benefit, Canada Recovery Benefits and the Canada Worker Lockdown Benefit. These temporary programs are now closed, with forecasted amounts in 2022-23 mainly reflecting expected repayments of benefit overpayments.

CCB payments are projected to decrease 6.6 per cent to $24.5 billion in 2022-23, largely reflecting the end of the COVID-19 temporary supplement for families with young children. CCB payments are then expected to grow by 4.5 per cent in 2023-24 and 7.0 in 2024-25 due to consumer price inflation, to which benefits are indexed, before returning to an average 3.1 per cent growth over the remainder of the forecast.

Details of Economic and Fiscal Projections    213

Major Transfers to Other Levels of Government

Major transfers to other levels of government include the Canada Health Transfer (CHT), the Canada Social Transfer (CST), Equalization, Territorial Formula Financing, the Canada Community-Building Fund, health agreements with provinces and territories, Canada-wide early learning and child care, and other fiscal arrangements.

In 2022-23, these transfers are expected to increase by 2.9 per cent to $91.0 billion, reflecting the $2 billion CHT top-up as part of the government’s ten-year federal health plan to work with provinces and territories as announced on February 7, 2023. The immediate top-up will help to address urgent pressures in emergency rooms, operating rooms, and pediatric hospitals and, together with the new CHT growth guarantee of 5 per cent per year for 5 years, will see CHT support increase from $49.4 billion in 2023-24 to $60.2 billion in 2027-28. Compared to the outlook in FES 2022, provinces and territories are expected to receive an additional $4.6 billion through the CHT for the 2022-23 to 2027-28 period.

The CST is legislated to grow at 3 per cent per year. Equalization payments are indexed to the three-year average of nominal GDP growth. Canada Community-Building Fund payments are indexed at 2 per cent per year, with increases applied in $100 million increments. Health agreements with provinces and territories, which include Home and Community Care and Mental Health and Addictions Services Agreements, and the new Tailored Bilateral Agreements will provide $3.7 billion per year until the expiry of the home care and mental health agreements in 2026-27 and $2.5 billion in 2027-28. Canada-wide early learning and child care transfer payments are expected to increase from $4.5 billion in 2022-23 to $7.7 billion in 2027-28, which includes $625 million over four years, beginning in 2023-24, for the Early Learning and Child Care Infrastructure Fund.

Proceeds from the Pollution Pricing Framework Returned

Proceeds from the pollution pricing framework returned represent the return of all direct proceeds from the federal fuel charge and Output Based Pricing System to the jurisdiction from which they were collected. Proceeds from the pollution pricing framework returned are projected to be $6.9 billion in 2022- 23, increasing to $17.1 billion by 2027-28, reflecting a higher price on carbon pollution and the application of the federal fuel charge in Nova Scotia, Prince Edward Island, and Newfoundland and Labrador beginning on July 1, 2023.

214 Annex 1

Direct Program Expenses

Direct program expenses consist of the Canada Emergency Wage Subsidy, other transfer payments administered by departments, and operating expenses. Overall, direct program expenses are projected to decrease from $224.8 billion in 2022-23 to $210.2 billion in 2023-24 before growing to $217.7 billion in 2027-28.

Other transfer payments administered by departments are projected to reach $93.6 billion in 2022-23, and then decline to $86.4 billion in 2023-24 before growing at 2.1 per cent to $94.0 billion in 2027-28. The projected initial decline in other transfer payments is due in part to the expiry of measures, such as the end of remaining COVID-19 related rent and wage supports including the Tourism and Hospitality Recovery Program and Local Lockdown Program. The projected increase in other transfer payments in 2027-28 reflects Budget 2023 measures with growing profiles, including incentives for clean energy technologies, and refundable tax credits for clean fuels and clean technology manufacturing.

Operating expenses reflect the cost of doing business for more than 100 government departments, agencies, and Crown corporations. Operating expenses are projected to reach $131.4 billion in 2022-23, and decline to $119.9 billion in 2025-26, due in part to tapering of COVID-19 related spending, such as for procurement of vaccines, therapeutics, and test kits. Growth in operating expenses over the outer years of the horizon is driven in part by wages for federal employees and capital amortization expenses, which is offset in part by the results of expenditure reduction actions announced in Budget 2022 and in this budget.

Public Debt Charges

Public debt charges are expected to increase from $34.5 billion in 2022-23 to $50.3 in 2027-28 due to increases in short- and long-term interest rates as forecast by private sector economists and higher borrowing requirements. As a share of GDP, public debt charges are projected to rise to 1.6 per cent until 2024-25 before falling to 1.5 per cent for the remainder of the forecast horizon, a level that is low by historical standards.

Net Actuarial Losses

Net actuarial losses, which represent changes in the value of the government’s obligations for pensions and other employee future benefits, are expected to gradually decline over the forecast horizon, from a projected loss of $9.8 billion in 2022-23 to $1.1 billion in 2027-28, reflecting higher expected interest rates used to measure the present value of the obligations.

Details of Economic and Fiscal Projections    215

Financial Source/Requirement

The financial source / requirement measures the difference between cash coming into the government and cash going out. In contrast, the budgetary balance is presented on a full accrual basis of accounting, meaning that government revenues and expenses are recorded when they are earned or incurred, regardless of when the cash is received or paid.

Table A1.8 provides a reconciliation of the two measures, starting with the budgetary balance. Non-budgetary transactions shown in the table reflect the reversal of certain revenues and expenses included in the budgetary balance that have no impact on cash flows in the year, such as the amortization of non-financial assets. They also include the addition of changes in asset and liability balances that have no accrual impact in a year but do result in the inflow or outflow of cash, such as the payment of accounts payable. An increase in a liability or decrease in an asset represents a financial source, whereas a decrease in a liability or increase in an asset represents a financial requirement. The sum of the budgetary balance and changes in asset and liability balances reflected under non-budgetary transactions is equal to the government’s net source of (+), or requirement for (-), cash.

Table A1.8

The Budgetary Balance, Non-Budgetary Transactions and Financial Source/ Requirement

billions of dollars

		Projection

	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027	2027– 2028

Budgetary balance	-90.2	-43.0	-40.1	-35.0	-26.8	-15.8	-14.0

Non-budgetary transactions

Pensions and other accounts	12.5	11.4	9.5	4.9	3.2	-0.2	0.5

Non-financial assets	-2.8	-5.0	-2.5	-3.0	-3.2	-1.4	-0.6

Loans, investments, and advances

Enterprise Crown corporations	-19.3	-6.9	-9.7	-10.6	-12.9	-15.2	-13.9

Other	-4.0	-2.4	21.2	-4.8	-4.6	-4.0	-3.4

Total	-23.3	-9.3	11.5	-15.4	-17.5	-19.2	-17.3

Other transactions

Accounts payable, receivable, accruals, and allowances	33.8	-10.0	-31.6	-16.1	-9.2	-10.5	-8.4

Foreign exchange activities and derivatives	-11.4	-4.3	-9.6	-8.1	-4.2	-3.9	-3.9

Total	22.4	-14.3	-41.3	-24.2	-13.4	-14.3	-12.3

Total non-budgetary transactions	8.8	-17.3	-22.8	-37.8	-31.0	-35.2	-29.8

Financial source (requirement)	-81.4	-60.2	-62.9	-72.7	-57.8	-50.9	-43.8

216 Annex 1

As shown in Table A1.8, a financial requirement is projected in each year over the forecast horizon, reflecting financial requirements associated with the projected budgetary deficits, as well as forecast requirements from non-budgetary activities.

A financial source is projected for pensions and other accounts for most years over the forecast horizon. Pensions and other accounts include the activities of the Government of Canada’s employee pension plans and those of federally appointed judges and Members of Parliament, as well as a variety of other employee future benefit plans, such as health care and dental plans, and disability and other benefits for veterans and others. A financial source for pensions and other accounts reflects the difference between non-cash pension and benefit expenses recorded as part of the budgetary balance to reflect the value of benefits earned by employees during a fiscal year and the annual cash outflows for benefit payments.

Financial requirements for non-financial assets mainly reflect the difference between cash outlays for the acquisition of new tangible capital assets and the amortization of capital assets included in the budgetary balance. They also include disposals of tangible capital assets and changes in inventories and prepaid expenses. Financial requirements are projected in each year over the forecast horizon, reflecting forecast net growth in non-financial assets.

Loans, investments, and advances include the government’s investments in enterprise Crown corporations, including Canada Mortgage and Housing Corporation, Export Development Canada, the Business Development Bank of Canada, and Farm Credit Canada. They also include loans, investments, and advances to national and provincial governments and international organizations, and under government programs, including the Canada Emergency Business Account (CEBA). The projected financial source for other loans, investments, and advances in 2023-24 is due to the expected repayment of CEBA loans, reflecting the extension of the forgiveness repayment date from December 31, 2022, to December 31, 2023.

In general, loans, investments, and advances are expected to generate additional revenues for the government in the form of interest or additional net profits of enterprise Crown corporations, which partly offset debt charges associated with these borrowing requirements. These revenues are reflected in the budgetary balance projections.

Other transactions include the payment of tax refunds and other accounts payable, the collection of taxes and other accounts receivable, the conversion of other accrual adjustments included in the budgetary balance into cash, as well as foreign exchange activities and derivatives. Projected cash requirements over the forecast horizon mainly reflect the payment of accounts payable and forecast increases in the government’s official international reserves held in the Exchange Fund Account.

Details of Economic and Fiscal Projections    217

Economic Scenario Analysis

As discussed in the Economic Overview, the macroeconomic inputs of the February 2023 survey continue to provide a reasonable basis for fiscal planning. However, to facilitate prudent economic and fiscal planning, and in light of elevated global uncertainty and recent developments in financial markets, the Department of Finance has developed two scenarios that consider faster or slower growth tracks relative to the February survey (Table A1.9).

Downside Scenario

The Downside Scenario considers the economic repercussions if high inflation were more persistent than expected, in Canada and globally, leading central banks to raise interest rates by more than anticipated. This is exacerbated by stresses in the global financial system associated with the sharp rise in interest rates, which tighten global financial conditions and negatively impact confidence. The overall result is a sharper slowdown in the global economy, as well as a steeper housing correction and more pronounced recession in Canada.

-

CPI inflation is 0.3 percentage points above the February survey, on average, in 2023 and 2024. CPI inflation stays above 2.5 per cent until the third quarter of 2024—about three quarters longer than in the survey—reaching 2 per cent in 2026.

-

In response to higher CPI inflation, short-term interest rates reach 4.75 per cent in the second quarter of 2023 before declining to 3 per cent in the first quarter of 2025 – about three months later than in the survey. Overall, short-term interest rates are up by 0.2 percentage points, on average, in 2023 and 2024.

-

As a result of higher interest rates, tightened financial conditions and weaker global activity, the Canadian economy enters a somewhat more severe recession in the second quarter of 2023. Real GDP contracts by 1.9 per cent from peak to trough, compared to 0.4 per cent in the survey but significantly smaller than in the 2008-09 recession (-4.4 per cent). On an annual basis, real GDP growth is negative in 2023 and slower than anticipated in 2024, before picking up in 2025.

-	Consistent with weaker economic activity, the unemployment rate rises to a peak of 6.9 per cent in the first quarter of 2024 and is 0.4 percentage points higher than the survey, on average, in 2024.

-

Despite higher CPI inflation, GDP inflation is lower than in the survey as weaker global growth expectations and uncertainties weigh on commodity prices. Crude oil prices decline from US$94 per barrel in 2022 to US$69 per barrel in 2023 (down from US$81 per barrel in the survey) and remain US$3 per barrel below the survey over the rest of the forecast horizon.

-	Together, slower real GDP growth and lower GDP inflation reduce the level of nominal GDP by $41 billion, on average per year, compared to the survey.

218 Annex 1

Upside Scenario

In the Upside Scenario, the Canadian economy manages to avoid a shallow recession as continued easing of supply challenges, in Canada and globally, helps to bring down inflation even as economies remain stronger than anticipated. In Canada, this improved global economic backdrop is also supported by a larger boost from our rapidly growing population, expanding Canada’s growth potential. A faster rebound in China’s economy provides a boost to global growth and commodity prices.

-

As a result of improved supply conditions and resilient demand, the Canadian economy continues to expand at a modest pace over the course of 2023. On an annual basis, real GDP growth is 1.6 per cent in 2023 (up 1.3 percentage point from the February survey) and 1.7 per cent in 2024 (up 0.2 percentage points).

-	With a stronger economy, the unemployment rate rises by less than expected, averaging 5.6 per cent in 2024 (down 0.6 percentage points from the survey).

-	Despite stronger growth, CPI inflation eases somewhat faster than expected in 2023 due to a rapid improvement in supply constraints, averaging 0.2 percentage points below the survey in 2023.

-

In response to lower CPI inflation, short-term interest rates start to decline in the second quarter of 2023—about one quarter sooner than in the survey—and are 0.1 percentage points below the survey, on average, in 2023 and 2024.

-

Despite slightly lower CPI inflation, GDP inflation is higher than in the survey as stronger global activity and dissipation in risk aversion from heightened financial sector stress result in higher commodity prices. After averaging US$94 per barrel in 2022, crude oil prices average US$85 per barrel in 2023 (up from US$81 per barrel in the survey) and remain US$8 per barrel above the survey over the rest of the forecast horizon.

-	Together, faster real GDP growth and higher GDP inflation raise the level of nominal GDP by $41 billion, on average per year, compared to the survey.

Details of Economic and Fiscal Projections    219

Table A1.9

Department of Finance Economic Scenarios

Per cent, unless otherwise indicated

	2023	2024	2025	2026	2027	2023- 2027

Real GDP growth

Budget 2023	0.3	1.5	2.3	2.2	1.9	1.7

Downside Scenario	-0.2	1.0	2.7	2.3	2.0	1.6

Upside Scenario	1.6	1.7	1.9	1.9	1.8	1.8

GDP inflation

Budget 2023	0.6	2.0	1.9	1.9	1.9	1.7

Downside Scenario	-0.2	1.9	2.1	1.9	1.9	1.5

Upside Scenario	1.0	2.0	1.9	1.9	1.9	1.7

Nominal GDP growth

Budget 2023	0.9	3.6	4.3	4.1	3.9	3.4

Downside Scenario	-0.4	3.0	4.8	4.3	3.9	3.1

Upside Scenario	2.6	3.8	3.9	3.8	3.7	3.5

Nominal GDP level (billions of dollars)

Budget 2023	2,810	2,910	3,037	3,162	3,285

Downside Scenario	2,774	2,858	2,996	3,124	3,246

Upside Scenario	2,856	2,964	3,079	3,196	3,314

Difference between Budget 2023 and Downside Scenario	-35	-53	-41	-39	-39	-41

Difference between Budget 2023 and Upside Scenario	47	53	43	34	29	41

3-month treasury bill rate

Budget 2023	4.4	3.3	2.6	2.4	2.4	3.0

Downside Scenario	4.6	3.6	2.6	2.4	2.3	3.1

Upside Scenario	4.3	3.2	2.6	2.4	2.4	3.0

Unemployment rate

Budget 2023	5.8	6.2	6.0	5.7	5.7	5.9

Downside Scenario	6.0	6.7	6.3	6.0	5.9	6.2

Upside Scenario	5.4	5.6	5.5	5.5	5.5	5.5

Consumer Price Index inflation

Budget 2023	3.5	2.1	2.1	2.1	2.1	2.4

Downside Scenario	3.7	2.4	2.2	2.0	2.0	2.5

Upside Scenario	3.4	2.0	2.0	2.0	2.0	2.3

West Texas Intermediate crude oil price ($US per barrel)

Budget 2023	81	81	79	77	78	79

Downside Scenario	69	72	76	77	78	74

Upside Scenario	85	86	87	87	88	87

    Note: Forecast averages may not equal average of years due to rounding. Numbers may not add due to rounding.

Sources: Statistics Canada; Department of Finance Canada February 2023 survey of private sector economists, which has been adjusted to incorporate the actual results of the National Accounts for the fourth quarter of 2022 released on February 28, 2023; Department of Finance Canada calculations.

220 Annex 1

Fiscal Impacts of Economic Scenarios

The potential impact of the two economic scenarios on the projected federal deficit and debt-to-GDP ratio are depicted in Charts A1.1 and A1.2 below.

Downside Scenario

In the Downside Scenario, the deficit would increase by about $7.2 billion annually on average over the planning horizon. The weakened outlook for nominal GDP would entail somewhat weaker revenues (down on average by just over $5.6 billion annually), and higher CPI inflation and interest rates lead to higher costs stemming from inflation-indexed programs (up on average by about $0.9 billion annually) and higher public debt charges (up by about $0.8 billion on average), respectively. As a result of the higher deficits and weaker nominal GDP growth, the federal debt-to-GDP ratio would be expected to rise to 44.4 per cent by 2024-25, before declining to 41.5 per cent by 2027-28.

Details of Economic and Fiscal Projections    221

Upside Scenario

In the Upside Scenario, the deficit would improve by an average of $6.5 billion per year. Stronger nominal GDP growth results in higher income tax revenues and the improved outlook for consumption results in higher projected GST revenues. Overall, revenues are projected to be $5.0 billion higher annually, on average, in this scenario. On the expense side, the lower projected CPI inflation means lower expenses for CPI-indexed programs. Lower interest rates mean that public debt charges would also be lower by $0.9 billion under this scenario. The reduction in these projected expenses is partially offset by higher projected CHT and Equalization transfers spurred by higher nominal GDP growth to which they are indexed. Overall, expenses would be $1.5 billion lower annually, on average, in this scenario.

As a result of the lower deficits and stronger nominal GDP growth, the federal debt-to-GDP ratio would fall to 38.6 per cent by 2027-28.

222 Annex 1

Long-Term Debt Projections

As with any projection that extends over several decades, the long-term debt-to-GDP ratio projections presented in Budget 2023 are subject to a high degree of uncertainty and are sensitive to assumptions. They should not be viewed as predictions of the future, but instead as modelling scenarios based on a set of reasonable economic and demographic assumptions, assuming no future changes in policies.

Building on the Budget 2023 forecast, long-term fiscal projections continue to indicate that federal public finances are sustainable beyond the usual forecast horizon (Chart A1.3). This is despite adverse demographic trends, including an aging population, assumed modest future productivity growth rates, and projected increases in interest rates. As discussed in more detail below, this conclusion is also robust to changes in assumptions, including, for example, the projected growth rate of real GDP.

Keeping the federal debt-to-GDP ratio on a downward trend over the medium and longer term will help ensure that future generations are not burdened with debt and that fiscal room remains available to face future challenges and risks that are not accounted for in this projection. These include recessions, new pandemics, geopolitical risk, climate change and the transition to net-zero.

Overall, combined with improving fiscal positions at the provincial-territorial level and Canada’s well-funded pension plans (see Box A1.2), keeping federal public finances on a sustainable path will further help ensure Canada’s enviable international fiscal position excellent credit ratings are preserved.

Details of Economic and Fiscal Projections    223

Box A1.2 Canada’s Pension Plans Are Well Funded

Official debt statistics published by international organizations such as the International Monetary Fund (IMF) and the Organisation for Economic C-peration and Development (OECD) overstate Canada’s public debt relative to that of most other countries—including most G7 countries. This is due to the slow adoption by other countries of international accounting standards that require the recognition of unfunded liabilities for public sector employee pension plans. Canada implements these standards, and the latest available data suggest that Canada’s net debt would be, on average, more than 20 percentage points of GDP lower than that of other G7 countries for which this information is available, if they adopted the same standards (Chart A1.4).

Also, Canada has accumulated more assets in public pension funds (e.g., the Canada Pension Plan) than all other G7 countries but Japan, and significantly more private retirement plan assets than other G7 countries save for the U.S. where our levels are roughly on par (Chart A1.5). Combined with well-funded public sector employee pension plans, these significant retirement assets mean Canada is better equipped than its G7 peers to deal with fiscal risks associated with long-term liabilities from population aging—further supporting Canada’s fiscal advantage over the longer term.

224 Annex 1

To form the long-term economic projections, the medium-term (2022 to 2027) economic forecasts presented in Budget 2023 are extended to 2055 using the Department of Finance Canada’s long-term economic projection model. In this model, annual real GDP growth depends on labour productivity growth (1 per cent per year), which is calibrated over its 1974-2019 historical average, and labour supply growth (average of 0.6 per cent per year), which is based on demographic projections produced by Statistics Canada and projections for the labour force participation rate and average hours worked using econometric models developed by the Department. Assuming a constant 2 per cent annual rate for GDP inflation, nominal GDP is projected to grow by an average of 3.6 per cent per year from 2028 to 2055 (Table A1.10).

Table A1.10

GDP Growth Projection, Baseline Scenario, Average Annual Growth Rates

Per cent, unless otherwise indicated

	1970–2021	2022–2027	2028–2055
Real GDP growth	2.6	2.0	1.6
Contributions of (percentage points):

Labour supply growth	1.5	1.3	0.6

Working-age population	1.5	1.4	0.8

Labour force participation	0.2	-0.6	-0.2

Unemployment rate	-0.1	0.3	0.0

Average hours worked	-0.2	0.1	0.0

Labour productivity growth	1.2	0.8	1.0

Nominal GDP growth	6.8	4.8	3.6

Note: Contributions may not add up due to rounding.

Sources: Statistics Canada; Department of Finance Canada calculations.

The long-term federal debt projections are obtained through an accounting model in which each revenue and expense category is modelled as a function of its underlying demographic and economic variables, with the relationships defined by a mix of current government policies and assumptions. The key assumptions underlying fiscal projections from 2028-29 through 2055-56 are the following:

-

All tax revenues as well as direct program expenses grow broadly with nominal GDP, with the exceptions of a number of measures that will no longer be available after a certain date (e.g. the clean electricity, clean technology and clean hydrogen investment tax credits and funding to support clean electricity projects) which are incorporated based on their projected costs.

-

The Canada Health Transfer, Canada Social Transfer, and Equalization grow with their respective legislated escalators. The remaining federal transfers to other levels of government, depending on the transfer, grow with nominal GDP, the targeted populations and inflation, current legislation or agreements.

Details of Economic and Fiscal Projections    225

-

The Old Age Security program and children’s benefits grow with the targeted populations and inflation. Employment Insurance (EI) benefits grow in line with the number of beneficiaries and the growth in average weekly earnings. The EI premium rate grows according to current program parameters.

-	The effective interest rate on interest-bearing federal debt is assumed, under the baseline scenario, to gradually increase from about 2.7 per cent in 2027–28 to 3.4 per cent by 2055-56.

Sensitivity analysis shows that the long-term fiscal projections are robust to some changes to key assumptions (Tables A1.11 and A1.12).

Table A1.11

Description of Alternative Assumptions1

alternative assumption less baseline

	Baseline[2]	High	Low
Demographic:

Fertility rate (average births per woman)	1.5 births	+0.5 births	-0.5 births

Immigration (per cent of population)	0.9	+0.25 p.p.	-0.25 p.p.

Life expectancy at 65	23.1 years	+3 years	-3 years

Economic:

Total labour force participation rate (per cent)	61.4	+2.0 p.p.	-2.0 p.p.

Average weekly hours worked (hours)	33.3	+1.0 hour	-1.0 hour

Unemployment rate (per cent)	5.7	+1.0 p.p.	-1.0 p.p.

Labour productivity (per cent)	1.0	+0.25 p.p.	-0.25 p.p.

Interest rates (per cent)	3.2	+1.0 p.p.	-1.0 p.p.

  Note: p.p. = percentage point.

[1]	These alternative assumptions are applied starting in 2028 except for changes in life expectancy, which are gradually applied over the projection horizon.
[2]	Baseline shown as the average over the period 2028 to 2055.

226 Annex 1

Table A1.12

Budgetary Balance and Debt in 2055–56 Under Alternative Assumptions

Per cent of GDP

	Baseline		High		Low
	Budgetary Balance	Debt	Budgetary Balance	Debt	Budgetary Balance	Debt
Demographic:

Fertility rate	1.3	5.3	1.1	9.2	1.5	1.4

Immigration	1.3	5.3	1.7	-0.1	0.9	11.7

Life expectancy at 65	1.3	5.3	1.0	9.1	1.5	3.2

Economic:

Total labour force participation rate	1.3	5.3	1.6	0.4	1.0	10.9

Average weekly hours worked	1.3	5.3	1.6	0.8	1.0	10.4

Unemployment rate	1.3	5.3	1.2	7.0	1.4	3.7

Labour productivity	1.3	5.3	1.8	-0.6	0.8	11.8

Interest rates	1.3	5.3	0.9	12.7	1.6	-0.3

Supplementary Information

Sensitivity of Fiscal Projections to Economic Shocks

Changes in economic assumptions affect the projections for revenues and expenses. The following tables illustrate the sensitivity of the budgetary balance to a number of economic shocks relative to the baseline Budget 2023 projections, which already incorporate forecast changes in levels to these components over the budget horizon:

–	A one-year, 1-percentage-point decrease in real GDP growth driven equally by lower productivity and employment growth.

–	A decrease in nominal GDP growth resulting solely from a one-year, 1-percentage-point decrease in the rate of GDP inflation (assuming that the Consumer Price Index moves in line with GDP inflation).

–	A sustained 100-basis-point increase in all interest rates.

These sensitivities are estimates that assume any decrease in economic activity is proportional across income and expenditure components, and are meant to provide a broad illustration of the impact of economic shocks on the outlook for the budgetary balance. The sensitivity analysis conducted in this section has been presented routinely in budgets since 1994 and is separate from the scenarios for a faster or slower recovery presented earlier in this annex. Actual economic shocks may have different fiscal impacts. For example, they may be concentrated in specific sectors of the economy or cause different responses in key economic variables (e.g., GDP inflation and CPI inflation may have different responses to a given shock).

Details of Economic and Fiscal Projections    227

Table A1.13

Estimated Impact of a One-Year, 1-Percentage-Point Decrease in Real GDP Growth on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5

Federal revenues
Tax revenues
Personal income tax	-2.8	-3.0	-3.4
Corporate income tax	-0.8	-0.8	-0.9
Goods and Services Tax	-0.5	-0.5	-0.6
Other	-0.2	-0.2	-0.2
Total tax revenues	-4.3	-4.5	-5.0
Employment Insurance premiums	0.2	1.0	1.0
Other revenues	-0.1	-0.1	-0.1
Total budgetary revenues	-4.2	-3.6	-4.1

Federal expenses
Major transfers to persons
Elderly benefits	0.0	0.0	0.0
Employment Insurance benefits	1.0	1.0	1.1
Canada Child Benefit	0.0	0.1	0.2
Total major transfers to persons	0.9	1.1	1.2
Other program expenses	-0.3	-0.1	-0.2
Public debt charges	0.1	0.2	0.6
Total expenses	0.7	1.2	1.6

Budgetary balance	-4.9	-4.8	-5.7

A 1-percentage-point decrease in real GDP growth proportional across income and expenditure components reduces the budgetary balance by $4.9 billion in the first year, $4.8 billion in the second year, and $5.7 billion in the fifth year (Table A1.13).

–

Tax revenues from all sources fall by a total of $4.3 billion in the first year. Personal income tax revenues decrease as employment and the underlying tax base fall. Corporate income tax revenues fall as output and profits decrease. GST revenues decrease because of lower consumer spending associated with the fall in employment and personal income.

–

EI premium revenues increase as a result of an increase in the EI premium rate, which, under the seven-year break-even mechanism, adjusts to offset the increase in benefits due to the higher number of unemployed, such that the EI Operating Account balances over time.

–

Expenses rise, mainly reflecting higher EI benefits (due to an increase in the number of unemployed) and higher public debt charges (reflecting a higher stock of debt due to the lower budgetary balance). This rise is partially offset by lower other program expenses, like Equalization, as the decline in real GDP is reflected in nominal GDP, to which these payments are indexed.

228 Annex 1

Table A1.14

Estimated Impact of a One-Year, 1-Percentage-Point Decrease in GDP Inflation on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5

Federal revenues
Tax revenues
Personal income tax	-2.7	-2.5	-2.8
Corporate income tax	-0.8	-0.8	-0.9
Goods and Services Tax	-0.5	-0.5	-0.6
Other	-0.2	-0.2	-0.2
Total tax revenues	-4.2	-4.0	-4.4
Employment Insurance premiums	0.0	-0.1	-0.2
Other revenues	-0.2	-0.2	-0.2
Total budgetary revenues	-4.4	-4.3	-4.8

Federal expenses
Major transfers to persons
Elderly benefits	-0.5	-0.8	-0.9
Employment Insurance benefits	-0.1	-0.1	-0.2
Canada Child Benefit	0.0	-0.1	-0.3
Total major transfers to persons	-0.5	-1.0	-1.5
Other program expenses	-0.8	-0.7	-1.6
Public debt charges	-0.7	0.1	0.2
Total expenses	-2.1	-1.6	-2.8

Budgetary balance	-2.3	-2.6	-2.0

A 1-percentage-point decrease in nominal GDP growth proportional across income and expenditure components, resulting solely from lower GDP inflation (assuming that the CPI moves in line with GDP inflation), lowers the budgetary balance by $2.3 billion in the first year, $2.6 billion in the second year, and $2.0 billion in the fifth year (Table A1.14).

–

Lower prices result in lower nominal income and, as a result, personal income tax revenues decrease. As the parameters of the personal income tax system are indexed to inflation, the fiscal impact is smaller than under the real shock. For the other sources of tax revenue, the negative impacts are similar under the real and nominal GDP shocks.

–	EI premium revenues decrease in response to lower earnings.

–	Other revenues decline slightly as lower prices lead to lower revenues from the sales of goods and services, and lower growth in tax revenue results in slightly lower interest and penalty revenue.

Details of Economic and Fiscal Projections    229

–

Partly offsetting lower revenues are the declines in the cost of statutory programs that are indexed to CPI inflation, such as elderly benefit payments, which puts downward pressure on federal program expenses. In addition, other program expenses are also lower as certain programs are linked directly to growth in nominal GDP, such as Equalization.

–	Public debt charges decline in the first year due to lower costs associated with Real Return Bonds.

Table A1.15

Estimated Impact of a Sustained 100-Basis-Point Increase in All Interest Rates on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5
Federal revenues	-0.2	1.1	3.4

Federal expenses	3.8	6.2	10.3
Budgetary balance	-4.0	-5.1	-6.9

A 1 per cent increase in interest rates decreases the budgetary balance by $4.0 billion in the first year, $5.1 billion in the second year, and $6.9 billion in the fifth year (Table A1.15). Higher interest rates directly impact estimated public debt charges on marketable debt in two ways. First, interest costs increase as existing debt matures and is refinanced at higher rates. Second, rising rates increase the expected cost of future borrowing needs. Public debt charges are estimated based on the current expectations for future changes in interest rates, which are subject to change based on economic conditions.

It is important to note that interest rates also directly affect other government revenues and expenses and that they typically do not change in isolation. That is, with higher interest rates, the government would realize some offsetting benefits, including:

–	Higher revenues from the government’s interest-bearing assets, and interest and penalty revenue on tax debt, which are recorded as part of other revenues;

–	Corresponding downward adjustments that reduce the valuations of public sector pensions and employee benefits obligations, which are not incorporated in the table above; and,

–	Higher government tax revenues if interest rate increases were due to stronger economic growth (also not included in the table above).

Even with a 1 per cent increase in interest rates, public debt charges are sustainable and would remain near historic lows as a proportion of GDP.

230 Annex 1

Policy Actions Taken Since the 2022 Fall Economic Statement

Since 2016, the government has provided a transparent overview of all policy actions taken between budgets and updates. These measures, listed in Table A1.16, ensure that Canadians are continually well served by the programs they rely on.

Table A1.16

Policy Actions Since the 2022 Fall Economic Statement

millions of dollars

	Dept.	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028
Clean Growth, Innovation and Infrastructure

Critical Minerals Infrastructure Fund[1]		0	100	120	150	190	214

Less: Previously Provisioned in the Fiscal Framework	NRCan	0	-214	-214	-214	-214	-214

National Adaptation Strategy[2]	Multiple	0	638	225	274	261	282

Oil-to-Heat Pumps Affordability Grant	NRCan	4	54	64	64	64	0

Re-Aligning Strategic Innovation Fund Resources	ISED	-609	-398	-250	135	-500	-300

Housing Accelerator Fund Administration[3]		24	76	0	0	0	0

Less: Funds Previously Provisioned in the Fiscal Framework	CMHC	-12	-38	0	0	0	0

Membership in the Square Kilometre Array Observatory	NRC	0	41	41	37	36	35

Support for the Praxis Spinal Cord Institute		6	6	0	0	0	0

Less: Previously Provisioned in the Fiscal Framework	ISED	-6	-1	0	0	0	0

Reconciliation and Communities

Commemorative Initiatives to Honour Queen Elizabeth II		1	0	0	0	0	0

Less: Funds Sourced from the Treasury Board Management Reserve	PCH	-1	0	0	0	0	0

Details of Economic and Fiscal Projections    231

	Dept.	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028
Preserving the Commemorative Integrity of the Juno Beach Centre	VAC	4	0	0	0	0	0
Supporting Essential Goods and Services within Federal Correctional Facilities	CSC	0	42	42	42	42	42
Supporting the RCMP’s Contract Policing Program	RCMP	89	4	4	0	0	0
Temporary Lodgings for Asylum Seekers in Need of Shelter	IRCC	109	368	0	0	0	0
Less: Funds Sourced From Existing Departmental Resources		-20	0	0	0	0	0
Veterans Affairs Canada Adjustments for Non- Discretionary Cost Fluctuations	VAC	0	1	1	1	1	1
Accelerating Funding Toward Housing in Urban, Rural and Northern Indigenous Communities	ISC, CMHC	0	197	85	0	0	0
Less: Funds Previously Provisioned in the Fiscal Framework		-4	-6	-52	-110	-110	0
Supporting Indigenous Communities during Emergencies	ISC	160	0	0	0	0	0
Canada in the World
Additional Demining Assistance to Ukraine	GAC	15	0	0	0	0	0
Less: Funds Previously Provisioned in the International Assistance Envelope		-15	0	0	0	0	0
Additional Military Aid for Ukraine	DND	500	0	0	0	0	0
Continuing to Provide Financial Assistance for Ukrainians	IRCC	200	118	0	0	0	0
Less: Funds Sourced From Existing Departmental Resources		-30	0	0	0	0	0
Extending Strategy Canada’s Middle	GAC,	288	208	208	1	1	0
East Strategy	DND,
Less: Funds Sourced From Existing Departmental Resources	CSE, CSIS	-91	-94	-94	0	0	0

232 Annex 1

	Dept.	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028
Indo-Pacific Strategy[4]	Multiple	0	256	312	321	324	309
Less: Funds Sourced From Existing Departmental Resources		0	-52	-53	-53	-53	-53
Project Finance for Permanence and Support for Developing Countries’ Conservation Efforts	ECCC, GAC	0	217	238	238	115	115

Less: Funds Sourced From Existing Departmental Resources		0	-2	0	0	0	0
Support for Türkiye and Syria	GAC	40	0	0	0	0	0
Less: Funds Previously Provisioned in the International Assistance Envelope		-40	0	0	0	0	0
Supporting the Democracy in La Francophonie Initiative	GAC	0	5	5	0	0	0
Less: Funds Previously Provisioned in the International Assistance Envelope		0	-5	-5	0	0	0
Using Tariff Revenue to Support Ukraine’s Power Grid	FIN	115	0	0	0	0	0
Less: Projected Revenues		-115	0	0	0	0	0
Immediate Support to Haiti		0	100	0	0	0	0

Less: Funds Previously Provisioned in the International Assistance Envelope	DND, GAC	0	-95	0	0	0	0
Less: Funds Sourced From Existing Departmental Resources		0	-5	0	0	0	0
Effective Government, Tax Fairness, and Financial Sector Policy
2022-23 Adjustment to the Grant for the Canada-Quebec Accord on Immigration	IRCC	30	0	0	0	0	0
Additional Support for the Public Order Emergency Commission	PCO	3	0	0	0	0	0
Employment and Social Development Canada Rent Price Adjustment	ESDC	0	11	11	11	11	11
Less: Funds From CPP Account		0	-2	-2	-2	-2	-2

Details of Economic and Fiscal Projections    233

	Dept.	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028
Marine and Aviation Fuel Cost Pressures	DFO	52	0	0	0	0	0
Canadian Coast Guard Arctic and Offshore Patrol Ships[5]	DFO	0	0	0	0	0	5
Price and Volume Protection for Federal Real Property	PSPC	1	55	55	55	55	55
Obligations for Federal Public Sector Employee Benefit Plans	TBS	50	0	0	0	0	0
Changes to Automobile Deduction Limits	-	0	7	7	7	7	7
Standing up a public registry of corporate beneficial ownership	ISED	3	13	11	7	7	7

Less: Funds Sourced From Existing Departmental Resources		-2	-7	-4	-3	-3	-4
2022 Fall Economic Statement Provision for Anticipated Near-Term Pressures		-1,000	-1,000	-2,000	-1,500	-1,500	-1,500

(Net) Fiscal Impact of Non- Announced Measures[6]		5,689	-1,293	-1,936	-2,101	-473	912
Net Fiscal Impact – Total Policy Actions Since Fall Economic Statement 2022		5,438	-695	-3,181	-2,641	-1,742	-76

Totals may not add due to rounding.

1 Total funding adds to $1.5 billion over seven years, starting in 2023-24, as announced in Budget 2022. The funding profile has been revised.

2 This includes funding for Environment and Climate Change Canada; Natural Resources Canada; Infrastructure Canada; Public Safety Canada; Crown-Indigenous Relations and Northern Affairs Canada; Health Canada; National Research Council Canada; Innovation, Science and Economic Development Canada and Indigenous Services Canada.

3 Funding profile has since been revised to $41 million in 2023-24; $21 million in 2024-25; $17 million in 2025-26; $16 million in 2026-27; and $7 million in 2027-28.

4 This includes funding for Global Affairs Canada; National Defence; Fisheries and Oceans Canada; Immigration; Refugees and Citizenship Canada; Canadian Security Intelligence Service; Communications Security Establishment; Employment and Social Development Canada; Canadian Food Inspection Agency; Royal Canadian Mounted Police; National Research Council Canada; Agriculture and Agri-Food Canada; Canada Border Services Agency; Natural Resources Canada; Export Development Canada; the Privy Council Office; Innovation, Science and Economic Development; and Public Safety Canada. The Indo-Pacific Strategy also announced $750 million to enhance the capacity of FinDev Canada to expand its operations into the Indo-Pacific and accelerate its work in priority markets to support high-quality, sustainable infrastructure. Funding will be transferred from Export Development Canada.

234 Annex 1

5 Total funding includes an additional $510 million in remaining amortization between 2028-29 to 2063-64.

6 The net fiscal impact of measures that are not announced is presented at the aggregate level and would include provisions for anticipated Cabinet decisions not yet made (including the use of such provisions from previous budgets and updates) and funding decisions related to national security, commercial sensitivity, contract negotiations and litigation issues.

Details of Economic and Fiscal Projections     235

Glossary of Abbreviated Titles

AAFC	Agriculture and Agri-Food Canada
ACOA	Atlantic Canada Opportunities Agency
CanNor	Canadian Northern Economic Development Agency
CATSA	Canadian Air Transport Security Authority
CBSA	Canada Border Services Agency
CED	Canada Economic Development for Quebec Regions
CFIA	Canadian Food Inspection Agency
CIRNAC	Crown-Indigenous Relations and Northern Affairs Canada
CMHC	Canada Mortgage and Housing Corporation
CRA	Canada Revenue Agency
CSA	Canadian Space Agency
CSC	Correctional Service of Canada
CSE	Communications Security Establishment
CSIS	Canadian Security Intelligence Service
DFO	Fisheries and Oceans Canada
DND	National Defence
ECCC	Environment and Climate Change Canada
ESDC	Employment and Social Development Canada
FedDev	Federal Economic Development Agency for Southern Ontario
FedNor	Federal Economic Development Agency for Northern Ontario
FIN	Department of Finance Canada
GAC	Global Affairs Canada
HC	Health Canada
INFC	Infrastructure Canada
IRB	Immigration and Refugee Board of Canada
IRCC	Immigration, Refugees and Citizenship Canada
ISC	Indigenous Services Canada
ISED	Innovation, Science and Economic Development Canada
JUS	Justice Canada
NAC	National Arts Centre
NFB	National Film Board
NRCan	Natural Resources Canada
NRCC	National Research Council Canada
NSICOP	National Security and Intelligence Committee of Parliamentarians
NSIRA	National Security and Intelligence Review Agency
OCI	Correctional Investigator Canada
OPC	Office of the Privacy Commissioner
PacifiCan	Pacific Economic Development Canada
PCA	Parks Canada Agency
PCH	Canadian Heritage
PCO	Privy Council Office
PHAC	Public Health Agency of Canada
PrairiesCan	Prairies Economic Development Canada
PS	Public Safety Canada
PSC	Public Service Commission
PSPC	Public Services and Procurement Canada
RCMP	Royal Canadian Mounted Police
SCC-CCN	Standards Council of Canada
SSC	Shared Services Canada
StatCan	Statistics Canada
TBS	Treasury Board of Canada Secretariat
TC	Transport Canada
TSB	Transportation Safety Board

236 Annex 1

Annex 2

Debt Management Strategy

Introduction

The 2023-24 Debt Management Strategy sets out the Government of Canada’s objectives, strategy, and borrowing plans for its domestic and foreign debt program and the management of its official reserves.

The Financial Administration Act (FAA) requires that the Minister of Finance table, in each House of Parliament, a report on the anticipated borrowing to be undertaken in the fiscal year ahead, including the purposes for which the money will be borrowed and the management of the public debt, no later than 30 sitting days after the beginning of the fiscal year. The 2023-24 Debt Management Strategy fulfills this requirement.

Objectives

The fundamental objectives of debt management are to raise stable and low-cost funding to meet the financial requirements of the Government of Canada and to maintain a well-functioning market for Government of Canada securities.

Having access to a well-functioning government securities market contributes to lower costs and less volatile pricing for the government, ensuring that funds can be raised efficiently over time to meet the government’s financial requirements.

The Debt Management Strategy provides transparency on the government’s borrowing plans in order to support a liquid and well-functioning market for Government of Canada securities and ensure the long-term sustainability of its borrowing plans.

The government will continue to closely monitor financial markets and will adjust issuance if necessary to appropriately and responsibly respond to shifts in market demand or changes to financial requirements.

Outlook for Government of Canada Debt

As a result of the government’s responsible fiscal management, Canada continues to have an enviable fiscal position relative to international peers, with the lowest net debt-to-GDP ratio in the G7. Rating agencies have stated that Canada’s effective, stable, and predictable policymaking and political institutions, economic resilience and diversity, well-regulated financial markets, and its monetary and fiscal flexibility all contribute to Canada’s strong current credit ratings: Moody’s (Aaa), S&P (AAA), DBRS (AAA), and Fitch (AA+).

Debt Management Strategy     237

Planned Borrowing Activities for 2023-24

The projected sources and uses of borrowings for 2023-24 are presented in Table A2.1. The comparison of actual sources and uses of borrowings against projections will be reported in the Debt Management Report for 2023-24. This document will be released soon after the Public Accounts of Canada 2024, which will provide detailed accounting information on the government’s interest-bearing debt.

Sources of Borrowings

The aggregate principal amount of money to be borrowed by the government in 2023-24 is projected to be $421 billion, about 85 per cent of which will be used to refinance maturing debt. This level of borrowing is consistent with the current legislated limit of $1,831 billion set out in the Borrowing Authority Act and the approved Governor in Council Order that set the annual borrowing limit for 2023-24 at $444 billion.

Uses of Borrowings

The size of the 2023-24 borrowing program reflects both requirements to refinance debt of $358 billion as well as the projected financial requirement of $63 billion. Borrowings for domestic needs will be sourced from domestic wholesale markets (Table A2.1).

Reflecting the increase in interest rates over the last year, public debt charges have risen and are projected to be $43.9 billion for 2023-24, representing 1.6 per cent of GDP (Chart A2.1). Over the forecast horizon, public debt charges are projected to remain steady as a share of GDP, at 1.5 per cent of GDP ($50.3 billion) by 2027-28. This level is substantially lower than the average cost of financing debt over the last two decades, even with a significantly higher public debt because of COVID-19. Debt charges are projected to represent approximately 9.3 per cent of total government revenue by 2027-28, similar to the level in 2013-14.

Actual borrowings for the year may differ due to uncertainty associated with economic and fiscal projections, the timing of cash transactions, and other factors such as changes in foreign reserve needs and Crown corporation borrowings. To adjust for these unexpected changes in financial requirements, debt issuance can be altered during the year, typically first through changes in the issuance of treasury bills. The government may also adjust issuance for bonds in response to shifts in market demand.

238 Annex 2

Table A2.1

Planned/Actual Sources and Uses of Borrowings for Fiscal Year 2023-24

$ Billions

Sources of borrowings
Payable in Canadian Currency

Treasury bills[1]	242

Bonds	172

Total payable in Canadian currency	414

Payable in foreign currencies	7

Total sources of borrowings	421

Uses of borrowings

Refinancing needs
Payable in Canadian Currency

Treasury bills	202

Bonds	153

Retail debt	0

Total payable in Canadian currency	355

Payable in foreign currencies	3

Total refinancing needs	358

Financial requirement
Budgetary balance	40

Non-budgetary transactions

Pension and other accounts	-9

Non-financial assets	2

Loans, investments and advances Of which:

Loans to enterprise Crown corporations	10

Other	-21

Other transactions[2]	41

Total financial requirement	63

Total uses of borrowings	421

Change in other unmatured debt transactions[3]	0

Net increase or decrease (-) in cash	0

Source: Department of Finance Canada calculations.

Notes: Numbers may not add due to rounding. In the uses of borrowings section, a negative sign denotes a financial source.

[1]

Treasury bills are rolled over, or refinanced, a number of times during the year. This results in a larger number of new issues per year than the stock of outstanding at the end of the fiscal year, which is presented in the table.

[2]

Other transactions primarily comprise the conversion of accrual transactions to cash inflows and outflows f taxes and other accounts receivable, provincial and territorial tax collection agreements, amounts payable to taxpayers and other liabilities, and foreign exchange accounts.

[3]	Includes cross-currency swap revaluation, unamortized discounts on debt issues, obligations related to capital leases, and other unmatured debt, where this refers to in the table.

Debt Management Strategy    239

2023-24 Borrowing Program

In 2023-24, Canada will continue transitioning away from the long-term emphasis maintained during COVID-19. This will allow Canada to return to a more sustainable debt structure that ensures sufficient issuance across all sectors and better balances the costs and risks of Canada’s debt program over the longer term. Nonetheless, the share of bond issuances with a maturity of 10 years or greater will remain relatively historically high at 29 per cent of bond issuances (Table A2.2). In the decade prior to the pandemic, on average about 20 per cent of the bonds issued by the government were issued at maturities of 10 years or greater.

Cancellation of the 3-Year Sector

The 3-year sector has been reintroduced multiple times since its inception to manage higher funding needs and was helpful to fund the government’s COVID-19 response.

However, overall issuance has declined significantly from a peak of $593 billion during COVID-19, with a borrowing program of $421 billion expected for 2023-24. Reflecting lower funding needs and to support well-functioning markets, the government will cease issuance in the 3-year sector effective in the second fiscal quarter. This will ensure the current 3-year benchmark bond maturing in April 2026 is built to an appropriate size before issuances are discontinued.

This decision will support liquid markets by consolidating issuance within core funding sectors, and will provide additional flexibility to reduce issuance in the remaining sectors without impairing market functioning.

240 Annex 2

This decision also reflects the outcome of the annual Debt Management Strategy consultations. In fall 2022, as in past years, market participants suggested reallocating 3-year bond issuance to other sectors. These comments are included in the detailed summary of the fall 2022 consultations which can be found online at: https://www.bankofcanada.ca/wp-content/uploads/2022/11/fall-2022-debt-management-strategy-consultations-summary.pdf.

Table A2.2

Gross Bond Issuances by Maturity

$ Billions,end of fiscal year

	10 Year Average[1]	2022-23 Estimated		2023-24 Planned

	Share of Bond Issuance	Issuance	Share of Bond Issuance	Issuance	Share of Bond Issuance

Short (2, 3, 5-year sectors)	77%	118	64%	122	71%

Long (10-year+)	23%	67	36%	50	29%

Gross Bond Issuance	100%	185	100%	172	100%

  Note: Numbers may not add due to rounding.

[1]The	average of the previous 10 fiscal years (2012-13 through 2021-22).

Composition of Market Debt

The total stock of market debt is projected to reach $1,319 billion by the end of 2023-24 (Table A2.3).

Table A2.3

Change in Composition of Market Debt

$ Billions, end of fiscal year

	2019-20 Actual	2020-21 Actual	2021-22 Actual	2022-23 Estimated	2023-24 Projected

Domestic bonds[1]	597	875	1,031	1,038	1,057

Treasury bills	152	219	187	202	242

Foreign debt	16	15	14	15	20

Retail debt	1	0	0	0	0

Total market debt	765	1,109	1,232	1,255	1,319

  Sources: Bank of Canada; Department of Finance Canada calculations.

  Note: Numbers may not add due to rounding.

  1 Includes additional debt that accrues during the fiscal year as a result of the inflation adjustments to Real Return Bonds

Gross debt issuance will increase in 2023-24 compared to 2022-23 as cash balances were used to offset some of the government’s financial requirements in 2022-23 (Table A2.4).

Debt Management Strategy    241

Table A2.4

Projected Gross Issuance of Bonds and Bills for 2023-24

$ Billions, end of fiscal year

	2021-22 Actual	2022-23 Estimated	2023-24 Planned

Treasury bills	187	202	242

2-year	67	67	76

3-year	29	20	6

5-year	44	31	40

10-year	79	52	40

30-year	28	14	10

Green bonds	5	-	-[1]

Total bonds	257[2]	185[3]	172

Total gross issuance	444	387	414

  Sources: Bank of Canada; Department of Finance Canada calculations.

  Notes: Numbers may not add due to rounding.

  1 Issuance subject to expenditure availability and market conditions.

  2 Total issuance includes real-return bonds and ultra-long bonds.

  3 Total issuance includes real-return bonds, ultra-long bonds, and the Ukraine Sovereignty Bond.

Treasury Bill Program

Bi-weekly issuance of 3-, 6-, and 12-month maturities are planned for 2023-24, with auction sizes planned to be largely within the $14 billion to $30 billion range. The government targets an increase in the year-end stock of treasury bills to $242 billion by the end of 2023-24, from an estimated $202 billion on March 31, 2023. This approach is intended to support a liquid and well-functioning market for Canadian federal government treasury bills, which helps investors who need access to short-term, interest-bearing securities in lieu of cash.

This approach is also informed by the Debt Management Strategy consultations with market participants held in fall 2022. Market participants indicated that there continues to be a high level of demand for treasury bills, driven by the uncertainty in markets and the rising interest rate environment.

Cash management bills (i.e., short-dated treasury bills) help manage government cash requirements in an efficient manner. These instruments will also be used in 2023-24 when needed.

2023-24 Bond Program

Annual gross bond issuance is planned to be about $172 billion in 2023-24, $13 billion lower than the $185 billion issued for 2022-23 (Table A2.4).

242 Annex 2

Maturity Date Cycles and Benchmark Bond Target Range Sizes

For 2023-24, reflecting the cancellation of the 3-year sector, benchmark target range sizes in the shorter-term bond sectors are higher relative to 2022-23 (Table A2.5). The continued transition away from the long-term emphasis results in lower benchmark target range sizes for longer-term bond sectors relative to 2022-23.

Table A2.5

Maturity Date Patterns and Benchmark Size Ranges1

$ Billions

	Feb.	Mar.	Apr.	May	June	Aug.	Sept.	Oct.	Nov.	Dec.

2-year	16-22			16-22		16-22			16-22

3-year			8-12

5-year		16-22					16-22

10-year					16-22					16-22

30-year										18-28

  Source: Department of Finance Canada calculations.

  Note: These amounts do not include coupon payments.

  1 Actual annual issuance may differ.

Bond Auction Schedule

In 2023-24, there will be regular auctions of 2-, 5-, 10-, and 30-year bonds.

3-year bond auctions will only take place in the first fiscal quarter. The number of planned auctions in 2023-24 for each sector is shown in Table A2.6. The actual number of auctions for 2023-24 may be different from the planned number due to unexpected changes in borrowing requirements or shifts in market demand.

Table A2.6

Number of Planned Auctions for 2023-24

$ Billions

Sector	Planned Bond Auctions

2-year	16

3-year	2

5-year	8

10-year	12

30-year	8

 Source: Department of Finance Canada.

 Note: These amounts do not include coupon payments.

The dates of each auction will continue to be announced through the Quarterly Bond Schedule, which is published on the Bank of Canada’s website prior to the start of each quarter.

Debt Management Strategy    243

Federal Green Bond Program

To support the growth of the sustainable finance market in Canada, in March 2022 the government published a green bond framework and issued its inaugural federal green bond, delivering on commitments made in Budget 2021. The government remains committed to regular green bond issuances.

The government continues to monitor developments related to green investment taxonomies, including the Sustainable Finance Action Council’s “Taxonomy Roadmap Report”, the European Commission’s “EU Taxonomy for Sustainable Activities”, the forthcoming EU Green Bond framework and the UK’s green taxonomy, as well as evolving market standards and investor preferences.

The government is also continuing to explore a Sustainable Bond Framework which could include green, social, and transition bonds. Targeted discussions with market participants on this issue are ongoing.

Consultations on Canada Mortgage Bonds

In 2001, Canada Mortgage and Housing Corporation (CMHC) launched the Canada Mortgage Bond (CMB) program to help stabilize access to mortgage funding in all economic conditions. CMBs carry the full faith and credit of Canada and constitute a direct, unconditional obligation of Canada. However, despite carrying the same credit rating, CMBs are a more costly form of borrowing compared to regular Government of Canada bonds. In this context, consolidating CMBs into the regular Government of Canada borrowing program represents an opportunity to reduce debt charges and reinvest savings into important affordable housing programs.

The government intends to undertake market consultations on the proposal to consolidate the Canada Mortgage Bonds within the government’s regular borrowing program, including on an implementation plan that would ensure stable access to mortgage financing. The government will return in the fall economic and fiscal update on this matter.

Management of Canada’s Official

International Reserves

The Exchange Fund Account, managed by the Minister of Finance on behalf of the Government of Canada, represents the largest component of Canada’s official international reserves. It is a portfolio of Canada’s liquid foreign exchange reserves and special drawing rights (SDRs) used to aid in the control and protection of the external value of the Canadian dollar and provide a source of liquidity to the government, if needed. In addition to the Exchange Fund Account, Canada’s official international reserves include Canada’s reserve position held at the International Monetary Fund.

244 Annex 2

The government borrows to invest in liquid reserves, which are maintained at a level at or above 3 per cent of nominal GDP. Net funding requirements for 2023-24 are estimated to be around US$13 billion but may vary as a result of movements in foreign interest rates and exchange rates.

Foreign debt is used exclusively to provide funding for Canada’s official international reserves. The anticipated rise in foreign funding in fiscal year 2023-24 is required to fund the increase in the reserves level and to refinance maturing liabilities.

The mix of funding sources used to finance the liquid reserves in 2023-24 will depend on a number of considerations, including relative cost and market conditions. Potential funding sources include a short-term US-dollar paper program (Canada bills), medium-term notes, cross-currency swaps involving the exchange of Canadian dollars for foreign currency to acquire liquid reserves, and the issuance of global bonds.

Further information on foreign currency funding and the foreign reserve assets is available in the Report on the Management of Canada’s Official International Reserves (https://www.canada.ca/en/department-finance/services/publications/ official-international-reserves.html) and in The Fiscal Monitor (https://www. canada.ca/en/department-finance/services/publications/fiscal-monitor.html).

Bond Buyback Programs

The government announced the resumption of the Government of Canada Cash Management Bond Buyback program in November 2022. This treasury management operation is intended to effectively manage Government of Canada cash flows ahead of large bond maturities.

The government plans to continue conducting cash management bond buybacks in 2023-24.

Cash Management

The core objective of cash management is to ensure that the government has sufficient cash available at all times to meet its operating requirements.

As part of a general shift in the return to normal government operations outlined in last year’s Debt Management Strategy, the higher cash balances maintained during the COVID-19 pandemic were reduced during 2022-23 from $90 billion to $40 billion.

At this time, the government’s cash is entirely on deposit with the Bank of Canada, including operational balances and balances held for prudential liquidity. Periodic updates on the liquidity position are available in The Fiscal Monitor.

Debt Management Strategy     245

Prudential Liquidity

The government holds liquid financial assets in the form of domestic cash deposits and foreign exchange reserves to safeguard its ability to meet payment obligations in situations where normal access to funding markets may be disrupted or delayed. The government’s overall liquidity levels are managed to normally cover at least one month of net projected cash flows, including coupon payments and debt refinancing needs.

246 Annex 2

Annex 3

Legislative Measures

This annex includes a number of measures (other than tax-related measures) that would be implemented through legislation.

Subject of the Measure	Proposed Legislative Action

Cracking Down on Predatory Lending	In Budget 2023, the government proposes to amend the Criminal Code to (i) move from an effective annual rate to an annual percentage rate (APR), (ii) lower the criminal interest rate to 35 per cent APR, and (iii) adjust the payday loan exemption to cap interest charged.

Canada Health Transfer	In Budget 2023, the government proposes to amend the Federal-Provincial Fiscal Arrangements Act to provide a $2 billion CHT top-up to all provinces and territories to address immediate pressures on the health care system.

Strengthening Regulatory Oversight of Natural Health Products	In Budget 2023, the government proposes to amend the Food and Drugs Act to extend powers conferred by the Protecting Canadians from Unsafe Drugs Act (Vanessa’s Law) to natural health products. These changes would protect the health of Canadians by enabling regulators to take stronger action when health or safety issues are identified with natural health products on the market.

Introducing Reporting Requirements for Employer Provided Dental Coverage	In Budget 2023, the government proposes to introduce legislation to support the implementation of the new Canadian Dental Care Plan, which will provide dental care to uninsured Canadians with family income less than $90,000 annually. The legislation would compel employers and employer pension plans to report dental coverage offered to their employees and plan members through T4/T4A reporting. This requirement would ensure that the new Dental Care Plan is limited to Canadians with an unmet need for dental care who don’t have access to private insurance. The legislation would also authorize Health Canada to collect and use the Social Insurance Number of a person who applies under the Dental Care Plan, for purposes of plan administration and enforcement.

Legislative Measures    247

Subject of the Measure	Proposed Legislative Action

Canada Growth Fund	In Budget 2023, the government proposes to introduce legislation and legislative amendments to deliver the Canada Growth Fund, a new arm’s-length, public investment vehicle to help attract private capital to build Canada’s clean economy.

Public Sector Pension Plan Governance	In Budget 2023, as previously announced in Budget 2022, the government proposes to amend the Public Sector Pension Investment Board Act to increase the size of the board of directors of the Public Sector Pension Investment Board, and will propose other technical amendments.

Clean Fuel Regulations Fund	In Budget 2023, the government proposes to introduce amendments to the Canadian Environmental Protection Act, 1999 to provide the enabling authorities for the Minister of Environment and Climate Change Canada to establish a compliance fund to collect contributions from parties regulated under the Clean Fuel Regulations.

Continuing to Support Seasonal EI Claimants	In Budget 2023, the government proposes to amend the Employment Insurance Act to extend the rules of a temporary measure that provides up to five additional weeks of Employment Insurance regular benefits to seasonal claimants in 13 regions, until October 2024.

Protecting Federally Regulated Gig Workers	In Budget 2023, the government proposes to amend the Canada Labour Code to improve job protections for federally regulated gig workers by strengthening prohibitions against employee misclassification.

Prohibiting the Use of Replacement Workers	In Budget 2023, the government proposes to introduce amendments to the Canada Labour Code to prohibit the use of replacement workers during a strike or lockout in federally regulated sectors and to improve the process to review and certify activities that must be maintained during a strike or lockout.

Improving the Recourse Process for Employment Insurance Appeals	In Budget 2023, the government proposes to introduce amendments to the Employment and Social Development Act (and consequential amendments to other Acts) to establish a new independent tripartite Board of Appeal to hear cases where claimants disagree with a Service Canada decision regarding their Employment Insurance claims.

248 Annex 3

Subject of the Measure	Proposed Legislative Action

Strengthening Data Sharing in Trade Corridors	In Budget 2023, the government proposes to introduce legislative amendments to the Canada Transportation Act to provide the Minister of Transport with the authority to compel data sharing by shippers using federally regulated transportation services to improve the efficiency of existing transportation infrastructure.

Supporting Rail Competition	In Budget 2023, the government proposes to introduce legislative amendments to the Canada Transportation Act to enable a temporary extension, on a pilot basis, of the interswitching limit in the prairie provinces. This would support competition among rail carriers by enabling rail companies to access tracks owned by another rail provider within the limit, under rates regulated by the Canadian Transportation Agency.

Canada Innovation Corporation Act	In Budget 2023, the government proposes to introduce legislation to establish the Canada Innovation Corporation, a new Crown corporation with a mandate to increase Canadian business expenditure on research and development across all sectors and regions of Canada.

Amendments to the Patent Act	In Budget 2023, the government proposes to make legislative amendments to the Patent Act. Under the Canada-United States-Mexico Agreement, Canada agreed to provide patent term adjustments as compensation to patent applicants who experience unreasonable delays in the issuance of their patent. The government remains committed to ensuring patents are issued in a timely manner and will continue to support a robust and efficient patent system.

Gottfriedson Band Class Settlement	In Budget 2023, the government proposes to amend the Income Tax Act to exclude the income of the trust established under the Gottfriedson Band Class Settlement Agreement from taxation.

Pregnancy Loss	In Budget 2023, the government proposes to introduce amendments to the Canada Labour Code to create a new paid leave for workers in federally regulated sectors who experience a pregnancy loss.

Legislative Measures    249

Subject of the Measure	Proposed Legislative Action

Death or Disappearance of a Child	In Budget 2023, the government proposes to introduce amendments to the Canada Labour Code to improve eligibility for leave related to death or disappearance of a child for workers in federally regulated sectors.

Banning Cosmetic Testing on Animals	In Budget 2023, the government proposes to amend the Food and Drugs Act to ban cosmetic testing on animals. The proposed amendments would prohibit: testing cosmetics on animals in Canada; selling cosmetics that rely on animal testing data to establish the product’s safety, with some exceptions; and false or misleading labelling pertaining to the testing of cosmetics on animals.

Citizenship Act Modernization	In Budget 2023, the government proposes to amend the Citizenship Act to enable: the electronic administration of the citizenship program; automated and machine-assisted processing; and the collection and use of biometric information. This would allow for faster and more efficient citizenship application processing.

Better Protecting Immigration and Citizenship Clients	In Budget 2023, the government proposes to amend the College of Immigration and Citizenship Consultants Act, the Immigration and Refugee Protection Act and the Citizenship Act to strengthen the regime governing the profession of immigration and citizenship consultants. These amendments would allow the College of Immigration and Citizenship Consultants to better function as a public interest regulator, including by implementing a more effective complaints and discipline process, improving overall governance and enhancing protection from unethical or fraudulent representation.

Improving Client Service in the Private Sponsorship of Refugees Program	In Budget 2023, the government proposes to amend the Immigration and Refugee Protection Act to improve application intake in the Private Sponsorship of Refugees Program, resulting in shorter and more predictable processing times, helping sponsors to plan and prepare for the arrival of refugee families.

Electronic Submission of Asylum Claims	In Budget 2023, the government proposes to amend the Immigration and Refugee Protection Act to allow Immigration, Refugees and Citizenship Canada to require electronic submission of asylum claims.

250 Annex 3

Subject of the Measure	Proposed Legislative Action

NATO Climate Change and Security Centre of Excellence	In Budget 2023, the government proposes to amend the Privileges and Immunities (North Atlantic Treaty Organisation) Act to grant the standard NATO privileges and immunities to this NATO Centre of Excellence and its personnel.

Indefinite Withdrawal of Most-Favoured- Nation Tariff Treatment from Russia and Belarus	In Budget 2023, the government proposes to amend the Customs Tariff to indefinitely withdraw eligibility to the Most-Favoured-Nation preferential tariff treatment for Russian and Belarusian imports, resulting in the application of the 35 per cent General Tariff on virtually all imports from these countries.

Supporting the Economic Growth of Developing Countries	In Budget 2023, the government proposes to introduce amendments to the Customs Tariff to renew Canada’s General Preferential Tariff (GPT) and Least Developed Country Tariff (LDCT) until the end of 2034, as well as update the programs to align with Canada’s progressive trade agenda and simplify administrative requirements for Canadian importers.

Combatting Money Laundering and Terrorist Financing	In Budget 2023, the government proposes to amend the Proceeds of Crime (Money Laundering) and Terrorist Financing Act and the Criminal Code, with consequential amendments to other statutes, to strengthen Canada’s anti-money laundering and anti- terrorist financing framework.

Modernizing Financial Sector Oversight to Address Emerging Risks

In Budget 2023, the government may amend the Bank Act, the Insurance Companies Act, the Trust and Loan Companies Act, the Office of the Superintendent of Financial Institutions Act, and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act to provide additional tools to protect the integrity and security of federal financial institutions and to address risks of foreign interference.

The government may also make technical amendments to the Bank Act, the Insurance Companies Act, the Trust and Loan Companies Act, and the Green Shield Canada Act.
The government may also amend the Canada Deposit Insurance Corporation Act to provide expanded authorities to increase deposit insurance and related measures in the event of a market disruption.

Legislative Measures    251

Subject of the Measure	Proposed Legislative Action

Special Economic Measures Act	In Budget 2023, the government proposes targeted changes to the Special Economic Measures Act and Justice for Victims of Corrupt Foreign Officials Act (Magnitsky Act) to support the effectiveness of the seizure, forfeiture and disposal framework introduced in 2022 as a means of holding Russia accountable for its illegal invasion of Ukraine. The government also proposes to make related amendments to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act to require the Financial Transactions and Reports Analysis Centre to disclose information to the Minister of Foreign Affairs, in certain circumstances.

FINTRAC Funding	In Budget 2023, the government proposes to amend the Budget Implementation Act 2021, No. 1 to introduce a technical legislative amendment respecting the coming into force of the assessments scheme under the Proceeds of Crime (Money Laundering) and Terrorist Financing Act.

Traveller Modernization	In Budget 2023, the government proposes to introduce amendments to the Customs Act that will allow the Canada Border Services Agency to transform how low-risk travellers are processed when entering Canada through enhanced use of technology.

Strengthening Air Passenger Rights and Data Sharing	In Budget 2023, the government proposes to introduce legislative amendments to the Canada Transportation Act to strengthen air passenger rights, and to convert the Canadian Transportation Agency’s quasi-judicial adjudication process to a mediation-arbitration process to help deliver more timely resolution of air passenger complaints. The government also proposes amendments to the Act to provide the Minister of Transport with the authority to implement a regulatory charge to enable the Canadian Transportation Agency to recover from airlines the cost of adjudicating passenger complaints, and to require data sharing between air sector operators and the public disclosure of performance data.

252 Annex 3

Subject of the Measure	Proposed Legislative Action

Timely Sharing of Death Information in Employment and Social Development Canada (ESDC)	In Budget 2023, the government proposes to amend the Department of Employment and Social Development Act to permit a greater number of ESDC programs to access death information from the Social Insurance Register in a timely way, supporting program delivery and integrity.

Allowing Use of Canada Revenue Agency-collected Data for Canada Pension Plan Analysis and Evaluation	In Budget 2023, the government proposes to make legislative amendments to the Canada Pension Plan legislation to allow the use of Canada Revenue Agency- collected data by Employment and Social Development Canada when performing policy analysis, reporting, and evaluation functions for the Canada Pension Plan. Access to this data would support the government’s commitment to evidence-based policy development and GBA Plus analysis.

Equalization and TFF Renewal	In Budget 2023, the government proposes to amend the Federal-Provincial Fiscal Arrangements Act to: renew the authority to make Equalization and Territorial Formula Financing (TFF) payments and make technical changes to improve accuracy and transparency; and make a technical change to the Fiscal Stabilization program.

Yukon Act Amendments	In Budget 2023, the government proposes to amend the Yukon Act to give the federal Minister responsible for Northern Affairs the same powers with respect to a contaminated site on federal land as the responsible Minister in the Yukon government.

International Tax Reform: Sharing Revenues with Provinces and Territories	In Budget 2023, the government proposes to introduce legislation, including as appropriate, amendments to the Federal-Provincial Fiscal Arrangements Act and its regulations, to share a portion of revenues with provinces and territories from the OECD-led international tax reform.

Modernizing the National Research Council	In Budget 2023, the government proposes to introduce legislative amendments to the National Research Council Act, as well as any other consequential, coordinating or transitional amendments as necessary, to provide the National Research Council operational flexibilities that will better ensure it can provide hands- on support to Canada’s innovators through timely access to specialized facilities and expertise.

Legislative Measures    253

Subject of the Measure	Proposed Legislative Action

Amending the Canada Post Corporation Act	In Budget 2023, the government proposes to introduce amendments to the Canada Post Corporation Act to limit Canada Post Corporation’s authority to open parcels to instances where the inspection is based on a “reasonable grounds to suspect” standard. This amendment would enable postal inspectors to continue inspecting parcels in a manner that respects the Canadian Charter of Rights and Freedoms, and keep dangerous goods and illicit substances out of the mail.

Supporting Procurement of Zero- Emission Vehicles for Federal Fleets	In Budget 2023, the government proposes to amend the Revolving Funds Act to increase the drawdown authority under Public Services and Procurement Canada’s (PSPC) Optional Services Revolving Fund by $10 million. The government also proposes to add a new business line item to allow PSPC to procure zero- emission vehicles on behalf of client departments and agencies.

Amendments to the Service Fees Act	In Budget 2023, the government proposes to amend the Service Fees Act to provide greater consistency in how user fees are applied by government departments and institutions and to streamline the administration of fees.

Canada Elections Act	In Budget 2023, the government proposes to amend the Canada Elections Act to establish a uniform federal approach in respect of federal political parties’ collection, use, and disclosure of personal information in a manner that overrides overlapping provincial legislation.

Bank of Canada Negative Equity	In Budget 2023, the government proposes to introduce legislative amendments to allow the Bank of Canada to temporarily withhold remittances until negative equity associated with the Government of Canada Bond Purchase Program has been restored.

A Fairer External Complaints Handling System for Banking	In Budget 2023, the government proposes to introduce targeted legislative measures to strengthen the external complaints handling system for banks and to designate a single, not-for-profit, body corporate to be the sole external complaints body, following a selection process led by the Financial Consumer Agency of Canada.

254 Annex 3

Subject of the Measure	Proposed Legislative Action

Corporate Governance: Diversity Disclosure and Virtual Meetings	In Budget 2023, the government proposes to introduce legislative amendments to the Bank Act, Insurance Companies Act, and Trust and Loan Companies Act that will adapt and apply Canada Business Corporations Act diversity disclosure requirements for board directors and senior management at federally regulated financial institutions. The government also proposes to introduce legislative amendments to permit virtual-only meetings and allow for the introduction of conditions ensuring participation.

Strengthening the Federal Pension Framework	In Budget 2023, the government proposes to amend the Pension Benefits Standards Act, 1985 and the Pooled Registered Pension Plans Act to improve retirement security for plan members and retirees through new frameworks for variable payment life annuities and technical housekeeping amendments.

Royal Titles	In Budget 2023, the government proposes to amend the Royal Style and Titles Act.

Enhancing the Management of Marine Emergencies and Pollution	In Budget 2023, the government proposes to introduce amendments to the Canada Shipping Act to deliver on commitments related to the Oceans Protection Plan, including to enable the proactive management of marine emergencies and to cover more types of pollution, and to the Marine Liability Act to clarify the liability and compensation regime for ship-source incidents.

Establishing a Vessel Remediation Fund	In Budget 2023, the government proposes to introduce amendments to the Wrecked, Abandoned or Hazardous Vessels Act to establish and fund an owner-financed Vessel Remediation Fund, which would be used to address abandoned and wrecked vessels, to extend certain authorities under the Act, and to clarify other sections of the Act.

Legislative Measures    255